Tractebel Energia
SUEZ

Florianópolis, June 4th, 2007.

RECEIVED
2007 JUL 10 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07025012

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

SUPPL

Gentleman,

Please find enclosed the following documents translated form Portuguese to English:

- Minutes of the Seventy-Seventh Meeting of the Board of Directors;
- Minutes of the Seventy-Eigth Meeting of the Board of Directors;
- Minutes of the Seventy-Nineth Meeting of the Board Of Directors;
- Press Release related to the 01Q2007;
- Shareholders' Announcement - Change of auditors;
- Notice to Shareholders - Credit of interest on sharehlder's equity;
- Material Fact - Aquisition of the Companhia Energética São Salvador;
- Call for Extraordinary General Meeting;
- 01Q2007 Information Report - ITR; and
- Yearly Information Form of 2006 - IAN.

These documents, issued by Tractebel Energia, were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Sincerely,

PROCESSED
JUL 10 2007
THOMSON FINANCIAL

Luciano Flávio Andriani
Diretor Financeiro e de Relações com Investidores, em exercício

cc.: Juliana Dager, The Bank Of New York

Tractebel Energia
SUEZ







TRACTEBEL ENERGIA S.A.

A PUBLICLY HELD COMPANY – CNPJ 02.474.103/0001-19
NIRE 4230002438-4

MATERIAL FACT

Pursuant to CVM Instruction 358 of January 3, 2002, Tractebel Energia S.A. ("Tractebel") announces to its shareholders, the Brazilian Securities and Exchange Commission - CVM, the São Paulo Stock Exchange - Bovespa and the market in general that the 78th Meeting of Tractebel Energia's Board of Directors, held as of today's date, unanimously approved the proposal for the acquisition of the total common and preferred shares issued by Companhia Energética São Salvador ("CESS") held by SUEZ Energy South America Participações Ltda. ("SESA"), representing 99.99% of the voting capital stock and 99.99% of the total capital of CESS (the "Operation"). The Operation is subject to ratification by the General Shareholders' Meeting of Tractebel pursuant to Article 256, paragraph 1 of Law 6.406/76, as amended.

CESS holds the ownership of the concession of the São Salvador hydroelectric power facility, which has an installed capacity of 243.2 MW and 148.5 average MW of assured energy. At the 3rd New Energy Auction in October 2006, CESS commercialized 148 average MW for a 30-year period beginning January 2011 with electricity distributors that participate in the Regulated Contracting Environment - ACR. CESS' shareholders' equity at the baseline date of April 30, 2007 stood at R$ 268,943,152.00 (two hundred and sixty-eight million, nine hundred and forty-three thousand, one hundred and fifty-two Reais).

Tractebel is offering SESA a price of R$ 304,000,000.00 (three hundred and four million Reais) cash in local currency. To this amount is to be added R$ 18,000,000.00 (eighteen million Reais) should there be a match between the starting date for payments relative to the use of a public resource (UBP) and the beginning of the supply of electricity, originally forecast for 2011, in the Regulated Market Electricity Commercialization Contracts – CCEARs.

The Operation will be effective, subject to the usual conditions in transactions of this nature, including, but not restricted to, the approval by the National Electric Energy Agency - ANEEL and the agreement of third parties, including the National Economic and Social Development Bank - BNDES and other financial institutions, under the provisions of the financing contracts signed by CESS.

Florianópolis, May 15, 2007.

Manoel Arlindo Zaroni Torres

Chief Executive Officer

Marc Verstraete

Finance and Investor Relations Director





TRACTEBEL ENERGIA S.A.

A PUBLICLY LISTED COMPANY – CNPJ 02.474.103/0001-19
NIRE 4230002438-4

NOTICE TO SHAREHOLDERS

We hereby notify our Shareholders and the market in general that the Board of Directors of Tractebel Energia S.A., during a meeting held on May 10, 2007 and based on the powers granted to it under paragraph XV of art. 19 of the Company's bylaws approved the credit of interest on shareholders' equity relative to the period from January 1 to June 30, 2007, in compliance with article 9 of Law 9,249/95 and Deliberation 207/96 of the Brazilian Securities Exchange Commission (CVM), in the following terms:

a) Amount
The gross amount of the interest on shareholders'equity shall be R$ 88,000,000.00 (eighty-eight million Reais), corresponding to R$ 0.1348158600 per share.

b) Record date
The record date for the entry of the interest on shareholders' equity to the Company's accounting records shall take place on June 30, 2007, based upon the shareholding position as of June 11, 2007.

c) Share trades
The Company's shares shall trade *ex*-interest on shareholders' equity as from June 12, 2007.

d) Income tax withholding at the source
The amounts of interest on shareholders' equity shall be subject to federal income tax withholding of 15%, except for shareholders who are provably immune or exempt. Regarding shareholders who are resident in or domiciled in a country that does not tax income or that applies a maximum tax rate of less than 20%, pursuant to article 24 of Law 9,430 of December 27, 1996, the income tax withholding rate at the source shall be 25%.

e) Proof of immunity or exemption
Shareholders who are immune or exempt of income tax, under the terms of the existing tax legislation, shall present proof of such immunity or exemption by June 18, 2007, at the Company's head offices at Rua Antônio Dib Mussi, 366 – Centro, Florianópolis – SC, CEP 88015-110, Attn the Planning and Tax Management Department – PGT (Departamento de Planejamento e Gestão Tributária – PGT).

f) Imputation of the interest to the dividends
The interest on shareholders' equity, net of income tax withheld at the source, shall be imputed to the mandatory dividends pursuant to article 202 of Law 6,404/76.

g) Payment of interest on shareholders' equity
The interest on shareholders' equity shall be paid based on the records currently on file at Banco Itaú S.A., on a date to be subsequently decided upon by the Board of Executive Officers and communicated through a Notice to Shareholders.

Florianópolis, May 10 2007.

Marc Verstraete
Finance and Investor Relations Director





TRACTEBEL ENERGIA S.A.

A PUBLICLY LISTED COMPANY – CNPJ 02.474.103/0001-19
NIRE 4230002438-4

SHAREHOLDERS' ANNOUNCEMENT

Pursuant to CVM Instruction 308 of May 14, 1999, we wish to inform that the Company has signed an Auditing Services Contract with Deloitte Touche Tohmatsu Auditores Independentes for the provision of auditing services with respect to its account statements as from the revision of the Quarterly Information Report – ITR of March 31, 2007 in substitution of BDO Trevisan Auditores Independentes.

This substitution was undertaken to harmonize the Company's independent auditors with those of the overseas parent company and in compliance with the requirements for the rotation of the independent auditors under Article 31 of CVM Instruction 308.

We wish to point out that in the period that they were the Company's auditors, BDO Trevisan Auditores Independentes have provided us with services of the highest standards of quality, independence and professional ethics.

We are available for any eventual clarifications on the matter that may be necessary.

Sincerely,

Marcelo Cardoso Malta
UO Manager of Accounting

Marc Verstraete
Finance and Investor Relations Director

TRACTEBEL ENERGIA S.A. Rua Antônio Dib Mussi, 366 - CEP 88015-110 - Florianópolis - Santa Catarina - Brasil
Fone/Phone: +55 (48) 3221-7000 - Fax: +55 (48) 3221-7001 - www.tractebelenergia.com.br - webmaster@tractebelenergia.com.br

CNPJ/MF 02.474.103/0001-19 – NIRE 42300024384

MINUTES OF THE SEVENTY-EIGHTH MEETING OF THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A.

On May 15, 2007 at 5:00 p.m. at Av. Almirante Barroso, 52, 14th floor, room 1401 in the city and state of Rio de Janeiro, following its regular convening, a meeting of the Board of Directors of Tractebel Energia S.A. was held, the following Directors being present: Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Victor-Frank de Paula Rosa Paranhos, Jan Franciscus Maria Flachet, Luiz Antônio Barbosa, José Pais Rangel and Antonio Alberto Gouvêa Vieira. The meeting was presided by the Chairman of the Board of Directors, Maurício Stolle Bähr, who proposed that I, José Moacir Schmidt, should act as secretary, the proposal being duly seconded by the other directors. Welcoming those present, the Chairman called the meeting to order placing the matter on the **Agenda of the Day** as itemized in the **convening notice CA-003/2007** of May 10, 2007 as follows: **Item 1** – To approve the conditions of the operation for acquisition of the control of Companhia Energética São Salvador ("CESS"); and **Item 2** – General Matters. **RESOLUTIONS: Item 1** – The members of the Board of Directors analyzed the terms and conditions of the operation for the acquisition of the control of CESS, including, but not limited to, the fairness opinion issued by Banco Santander S.A. as to the economic-financial appraisal of CESS, which among other assumptions, considered the beginning of the commercial operation of the plant as January 2009. The matter, having been submitted to the examination of the Directors, and after detailed discussions on the operation, was **unanimously approved:** (i) the proposal for acquisition of the totality of the common and preferred shares issued by CESS and held by SUEZ Energy South America Participações Ltda. ("SESA"), which represent 99.99% of the voting capital stock and 99.99% of the total capital stock of CESS at the total price of R$ 322,000,000.00 (three hundred and twenty-two million Reais), being (I) R$ 304,000,000.00 (three hundred and four million Reais) in cash in local currency, and (II) R$ 18,000,000.00 (eighteen million Reais) conditional upon the match between the dates for beginning of payments relative to the Use of Public Resource - UBP and the beginning of the supply of electricity pursuant to the Regulated Market Electricity Commercialization Contracts – CCEARs given that the payments with respect to the UPB were forecast for 2009 and could be offset from the same year, and not in 2011 only – as provided for in the CCEARs, in order to match the project's revenues and expenses. This matter was approved by the Directors and shall be submitted for the ratification of the Company's General Meeting pursuant to the terms of Article 256, Paragraph 1 of Law 6,406/76 as amended; (ii) the adoption of all the necessary measures to obtain all and any banking, regulatory and other authorizations, particularly those of the National Economic and Social Development Bank - BNDES and the electricity regulatory agency – ANEEL for implementing the said operation; and (iii) the negotiation and signing of all and any juridical instrument necessary for implementing the said operation, including but not limited to, all and any juridical instrument of any kind related to (a) the financing raised by CESS from the BNDES and other financial institutions, and (b) the respective guarantee contracts, including authorization for the issue of corporate sureties on the part of the Company in guarantee of the said financing pursuant to Article 19, Item XI of the Company Bylaws. The floor being given to the Directors present and no other point of order being raised in addition to the detailed discussion which had taken place in

relation to the resolution of the first item on the agenda, the Chairman proceeded to declare the meeting closed, requesting that I, José Moacir Schmidt, draft these minutes. The said minutes having been subsequently read and found correct were duly signed by the members of the Board of Directors present, including the Chairman, and by myself as Secretary. Rio de Janeiro RJ, May 15, 2007.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Director

Victor-Frank de Paula Rosa Paranhos
Director

Jan Franciscus Maria Flachet
Director

Luiz Antônio Barbosa
Director

Antonio Alberto Gouvêa Vieira
Director

José Pais Rangel
Director

José Moacir Schmidt
Secretary

CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4

MINUTES OF THE SEVENTY-SEVENTH MEETING OF THE BOARD OF DIRECTORS OF TRACTBEL ENERGIA S.A.

On May 10, 2007 at 3:00 p.m. at Av. Almirante Barroso, 52, 14th floor, room 1401 in the city and state of Rio de Janeiro, following its regular convening, a meeting of the Board of Directors of Tractebel Energia S.A. was held, the following Directors being present: Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Victor-Frank de Paula Rosa Paranhos, Jan Franciscus Maria Flachet, Luiz Antônio Barbosa, José Pais Rangel and Antonio Alberto Gouvêa Vieira. The meeting was presided by the Chairman of the Board of Directors, Maurício Stolle Bähr, who proposed that I, José Moacir Schmidt, should act as secretary, the proposal being duly seconded by the other directors. Welcoming those present, the Chairman called the meeting to order placing the **Agenda of the Day** in discussion as itemized in the **convening notice CA-002/2007** of May 02, 2007 as follows: **Item 1** – To approve the Quarterly Information Report – ITR with respect to the First Quarter 2007; **Item 2** – To elect the members of the Company's Board of Executive Officers for a term of office terminating in April 2010; **Item 3** – To approve the credit of Interest on Shareholders' Equity for the period from January 1, 2007 to June 30, 2007; **Item 4** – To approve the incorporation of Companhia Energética Meridional-CEM by the Company; **Item 5** – To approve the hiring of Deloitte Touche Tohmatsu Auditores Independentes; and **Item 6** – General Matters. Following a discussion of the matters in question, the Chairman put the items on the Agenda of the day to the vote, the Directors resolving as follows: **RESOLUTIONS: Item 1** – **Unanimously** approved pursuant to DD-322-0002 of May 7, 2007, and RAD DCO-0006/2007 of May 4, 2007, which are held on file at the Company, the Quarterly Information Report with respect to the First Quarter 2007, the Directors understanding that the said ITR adequately represents the numbers and results of the Company for the period; **Item 2** – Approved, **by a majority,** with the abstention of the director Manoel Arlindo Zaroni Torres specifically in relation to his appointment, justified by his position as Chief Executive Officer of the Company, the proposal for reelection of the current members of the Board of Executive Officers for a term of office terminating in April 2010, as follows: as **Chief Executive Officer, MANOEL ARLINDO ZARONI TORRES**, Brazilian, married, engineer, ID number M428567 SSP/MG, enrolled in the Brazilian taxpayers' register (CPF/MF) under number 115.116.056-34; as **Planning and Control Officer, MARCO ANTONIO AMARAL SURECK**, Brazilian, married, engineer, ID number 993711-0 SSP/PR, enrolled in the Brazilian taxpayers' register (CPF/MF) under number 200.638.909-25; as **Energy Production Officer, JOSÉ CARLOS CAUDURO MINUZZO**, Brazilian, married, engineer, ID number 1001904232 SSP/RS, enrolled in the Brazilian taxpayers' register (CPF/MF) under number 199.412.420-20; as **Project Implementation Officer,** accumulating the position of Business Development and Commercialization Officer, **MIROEL MAKIOLKE WOLOWSKI**, Brazilian, married, electrical engineer, ID number 100.911-SSI/SC, enrolled in the Brazilian taxpayers' register (CPF/MF) under number 257.380.469-00; as **Finance and Investor Relations Officer, MARC JACQUES ZELIE VERSTRAETE**, Belgian, married, engineer and economist, enrolled in the Brazilian foreign nationals register with ID number V291716-6 SRE/DPMAF/DPF and enrolled in the Brazilian taxpayers' register (CPF/MF) under number 009.031.889-70; as **Business**

Development and Commercialization Officer, MIROEL MAKIOLKE WOLOWSKI, Brazilian, married, electrical engineer, ID number 100.911-SSI/SC, enrolled in the Brazilian taxpayers' register (CPF/MF) under number 257.380.469-00; as **Administrative Officer, LUCIANO FLÁVIO ANDRIANI**, Brazilian, married, administrator, ID number 1/R 374.182 SSI/SC, enrolled in the Brazilian taxpayers' register (CPF/MF) under number 375.647.309-00, all resident in the city of Florianópolis, capital of the state of Santa Catarina, and with professional domicile, pursuant to Article 72 of the Brazilian Civil Code, at Rua Antônio Dib Mussi, 366, Centro, Florianópolis/SC, CEP 88015-110, where they are available to receive judicial summons and legal notices. The Chairman of the Board thanked the personal endeavor, competence and dedication of the Directors during the term of office that was terminating and wished all a successful new term of office; Item **3** – **Unanimously approved,** pursuant to DD-322-0001 of May 7, 2007 and RAD PGT-0001/2007 of May 3, 2007 which are held on file at the Company, the proposal of the Board of Executive Officers for credit of interest on shareholders' equity for the period from January 1 to June 30, 2007 pursuant to Article 9 of Law 9,249/95 and Resolution 207/96 of the Brazilian Securities and Exchange Commission – CVM as follows: **a) Value** – The gross value of interest on shareholders' equity shall be R$ 88,000,000.00 (eighty-eight million Reais), corresponding to R$ 0.1348158600 per share; **b) Record date** – The record date for the entry of interest on shareholders' equity to the Company's accounting records shall take place on June 30, 2007 based on the shareholding position of June 11, 2007; **c) Trading of the Shares** – The Company's shares shall be traded ex-interest on shareholders' equity as from June 12, 2007; **d) Income Tax Withheld at Source** – The value of interest on shareholders' equity shall be subject to withholding tax at source at a rate of 15% except where shareholders are able to substantiate tax immunity or exemption. In relation to the shareholders resident or domiciled in a country which does not tax income or taxes income at a maximum rate of less than 20%, pursuant to Article 24 of Law 9,430 of December 27 1996, the rate of withholding tax shall be 25%; **e) Substantiation of immunity or exemption** – Pursuant to the prevailing fiscal legislation, those shareholders that are immune or exempt from withholding tax as at June18, 2007 must present evidence of their fiscal status at the Company's registered offices at Rua Antônio Dib Mussi, 366 – Centro, Florianópolis – SC, CEP 88015-110, c/o Departamento de Planejamento e Gestão Tributária – PGT; **f) Imputation of interest on shareholders' equity to dividends** – The interest on shareholders' equity, net of income tax at source, shall be imputed to the mandatory dividends pursuant to Article 202 of Law 6.404/76; **g) Payment of interest on shareholders' equity** – The interest on shareholders' equity shall be paid on the basis of existing registration information held at Banco Itaú S.A. on a date to be subsequently established by the Board of Executive Officers and announced through a Notice to Shareholders; **Item 4** – **Unanimously** approved pursuant to DD-322-0003 of May 7, 2007 and RAD DFI-0001/2007 of May 4, 2007, which are held on file at the Company, the incorporation of Companhia Energética Meridional-CEM by the Company pursuant to the draft copy of the document "Protocol for Incorporation of Shares and Corporation and Instrument of Justification between Tractebel Energia and Companhia Energética Meridional", held on file at the Company. In compliance with the provisions established in sub-section VIII of Article 122 of Law 6,404/76, to submit the documentation relating to this resolution for the further approval of the General Meeting. To authorize the Company's Board of Executive Officers to adopt all the measures required to implement this resolution; Item **5** – **Unanimously** approved, pursuant to DD-322-0004 of May 7, 2007 and RAD DCO-0005/2007 of May 4, 2007, which are held on file at the Company, the hiring of Deloitte

Touche Tohmatsu Auditores Independentes for rendering regular independent audit services, replacing Trevisan Auditores Independentes as from April 1, 2007 pursuant to CVM Instruction 308 of May 14, 1999. The floor being given to the Directors present and no point of order being raised, the Chairman proceeded to declare the meeting closed, requesting that I, José Moacir Schmidt, draft these minutes. The said minutes having been subsequently read and found correct were duly signed by the members of the Board of Directors present, including the Chairman, and by myself as Secretary. Rio de Janeiro RJ, May 10, 2007.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Director

Victor-Frank de Paula Rosa Paranhos
Director

Jan Franciscus Maria Flachet
Director

Luiz Antônio Barbosa
Director

Antonio Alberto Gouvêa Vieira
Director

José Pais Rangel
Director

José Moacir Schmidt
Secretary

Tractebel Energia
SUEZ

CALL FOR

EXTRAORDINARY GENERAL MEETING

Pursuant to legal and statutory provisions, the shareholders of **TRACTEBEL ENERGIA S.A.** are hereby convened to an Extraordinary General Meeting to be held on June 14, 2007 beginning at 2:00 p.m. at the Company's registered offices at Rua Antônio Dib Mussi, 366, Centro, in the city of Florianópolis, capital of the state of Santa Catarina, with the following Agenda of the Day:

1. Pursuant to Article 256, Paragraph 1 of Law 6,404/1976, as amended, to ratify the acquisition of the totality of the common and preferred shares issued by Companhia Energética São Salvador - CESS held by SUEZ Energy South America Participações Ltda., as approved unanimously by the Directors at the 78th Meeting of the Board of Directors of Tractebel Energia S.A. held on May 15, 2007.

Pursuant Article 135, Paragraph 3 of Law 6,404/1976, we inform that the following are available to shareholders at the Company's registered offices, (i) the economic and financial Appraisal Report of CESS prepared in accordance with Article 8 of Law 6,404/1976 and (ii) the Share Purchase Agreement and Other Agreements signed between the Company and Suez Energy South America Participações Ltda. on May 29, 2007. Pursuant to the appropriate legislation and Article 13 of the Bylaws, the shareholders should substantiate their condition as shareholders within 72 (seventy-two) hours before the holding of the Meeting, by depositing the documents proving title to the shares of Tractebel Energia S.A., to be delivered at the Company's registered offices during business hours.

Florianópolis, May 30, 2007.

Maurício Stolle Bähr

Chairman of the Board of Directors


Tractebel Energia
SUEZ

TRACTEBEL ENERGIA reports net income of R$ 242 million in 1Q07

EBITDA of R$ 451 million and EBITDA margin of 66.8% are all-time records

Florianópolis/SC, May 10, 2007 – Tractebel Energia S.A. (Bovespa: TBLE3), the largest private sector electricity generating company in Brazil, today announces earnings for the first quarter 2007. The information in this release is shown on a consolidated basis and in accordance with Brazilian accounting principles and practices. Values are expressed in Reais, except where otherwise indicated.

HIGHLIGHTS

- Consolidated net operating revenue in 1Q07 totaled R$ 675.5 million, 7.2% higher than 1Q06, reflecting the combination of volume and prices for contracting electricity.
- Average sales contract prices in 1Q07 reached R$ 95.78/MWh, 7.7% higher than the average price for the same period in 2006 - R$ 88.96/MWh.
- Tractebel Energia's consolidated 1Q07 sales amounted to 7,848 GWh (3,633 average MW), an increase of 0.6% compared with 7,800 GWh (3,611 average MW) sold during the same period in 2006.
- EBITDA reached R$ 451.1 million in the period, an all-time record, standing for a growth of 13.0% compared with R$ 399.3 million in 1Q06.
- Tractebel Energia reported net income of R$ 242.1 million in 1Q07, corresponding to R$ 0.3709 per share. If non-recurring capital and fiscal gains, which added R$ 127.7 to the 1Q06 result, are excluded, the Company reported a net income 12.0% higher for 1Q07.
- In 1Q07, the Company acquired a 2.82% shareholding stake in Machadinho Energética S.A. - MAESA, a Special Purpose Company operating the Machadinho Hydroelectric Plant in consortium with Tractebel Energia. As a result of this acquisition, the Company increased its total participation in the consortium by 2.34%, adding a further 11.1 average MW to its portfolio.
- The Board of Directors of Tractebel Energia S.A., at a meeting held on May 10, 2007, approved the credit of interest on shareholders' equity relative to the first half of 2007, in the gross amount of R$ 88.0 million, corresponding to R$ 0.1348158600 per share.

1Q07

For immediate release

Additional information may be obtained by contacting the Investor Relations area:

Marc Verstraete
Finance and IR Director
marc@tractebelenergia.com.br

Antonio Previtali Jr.
IR Manager
previtali@tractebelenergia.com.br
Phone: +55 48 3221-7221

Conference Call with Webcast
05/14/07: at 10:00 a.m. (Portuguese)
12:00 noon (English)
(Brasilia time)
Further details on Upcoming Events section

Visit our website:
www.tractebelenergia.com.br

Summary of economic and operational indicators

Tractebel - Consolidated	Quarter			Change	
In Millions of Reais	1Q07	4Q06	1Q06	1Q07 vs 4Q06	1Q07 vs 1Q06
Gross operating revenue	761.3	811.3	706.6	-6.2%	7.7%
Net operating revenue	675.5	714.9	630.4	-5.5%	7.2%
Result from service (EBIT)	395.2	284.6	347.2	38.8%	13.8%
EBITDA (1)	451.1	336.8	399.3	33.9%	13.0%
EBITDA / NOR - (%)	66.8	47.1	63.3	19.7 p.p.	3.5 p.p.
Net income	242.1	188.8	343.8	28.2%	-29.6%
Net debt	695.2	1,025.2	947.0	-32.2%	-26.6%
Energy sold (GWh)	7,848	8,732	7,800.0	-10.1%	0.6%
Number of employees	909	905	902.0	0.4%	0.8%

(1) EBITDA represents: operating results + financial results + non-operating results + social contribution tax and income tax + depreciation and amortization + amortization of goodwill.

NOVO MERCADO BOVESPA BRASIL

ISE Índice de Sustentabilidade Empresarial

IGC

itag



OPERATING PERFORMANCE

Generating Complex

The Company is the largest private sector generating company in Brazil and operates 6,977 MW of installed capacity, made up 13 plants (six hydroelectric and seven thermoelectric power plants), of which 11 are wholly owned by Tractebel Energia S.A and two (the Itá and Machadinho hydro plants) operated by consortia with other companies.

Tractebel Energia's generating complex

Power plants	Hydro/ Thermal	Location	Installed Capactity (MW) Total	Tractebel's portion
Salto Santiago	Hydro	Rio Iguaçu (PR)	1,420	1,420
Salto Osório	Hydro	Rio Iguaçu (PR)	1,078	1,078
Passo Fundo	Hydro	Rio Passo Fundo (RS)	226	226
Itá	Hydro	Rio Uruguai (SC and RS)	1,450	1,090
Machadinho *	Hydro	Rio Uruguai (SC and RS)	1,140	404
Cana Brava	Hydro	Rio Tocantins (GO)	450	450
Total - Hydro			**5,764**	**4,668**
Complexo Jorge Lacerda **	Thermal	Capivari de Baixo (SC)	857	857
Charqueadas	Thermal	Charqueadas (RS)	72	72
Alegrete	Thermal	Alegrete (RS)	66	66
William Arjona	Thermal	Campo Grande (MS)	190	190
Lages	Thermal	Lages (SC)	28	28
Total - Thermal			**1,213**	**1,213**
Total			**6,977**	**5,881**

(*) Considering the addition of 21,4 MW regarding the acquisition of stake in MAESA

(**) Complex comprised of 3 power plants.

In 1Q07, the 13 plants operated by Tractebel Energia recorded 96.4% of uptime, discounting programmed stoppages, 99.6% in the case of hydro generation and 81.4% for the thermoelectric plants.

All Tractebel plants have NBR ISO 9001 and NBR ISO 14001 certification. The purpose of NBR ISO 9001 certification is to improve the company's internal procedures and focus specifically on the continual upgrading of products and services. NBR ISO 14001 certification represents a norm for environmental management systems and is designed to reconcile environmental protection and pollution prevention with corporate socio-economic growth. Tractebel Energia is the first and the only one among the leading companies in the industry to own 100% of its power plants with such certifications, a clear sign of its operating quality and environmental care.

Production

1Q07 electric energy production at the power plants operated by Tractebel Energia was 4,984 GWh (2,308 average MW), a reduction of 17.3% compared with 1Q06. Of the total generated, thermoelectric plants were responsible for 747 GWh (346 average MW) and hydroelectric plants, 4,237 GWh (1,962 average MW), a year on year reduction of 45.0% and 9.3%, respectively.

The decrease in thermoelectricity generation was largely the result of the minimized dispatch from the William Arjona Thermoelectric Power Plant as from 4Q06 when revamped transmission lines were commissioned around the city of Campo Grande, state of Mato Grosso do Sul. The decrease also reflects the reduction in generation from the C unit at the Jorge Lacerda Thermoelectric Power Plant, which was partially unavailable in 1Q07. Reduced hydroelectric power generation in the South of Brazil in the first months of the year is common as a result of low hydraulic capacity. The combination of this fact with abundant supplies in the Southeast Region allows a greater interchange between one region and the other.



Energy Balance

Based on data for assured energy and purchase and sales contracts in force on March 31, 2007, Tractebel Energia's energy balance shows that the Company 's current capacity, including acquisitions from third parties, is almost entirely contracted until 2008. However, the Company has opted to maintain a substantial part of its available energy on a non-contracted basis as from 2009, when forecasts for the sector indicate a potential increase in prices.

Energy Balance as of March 31, 2007

(avg MW)	2007	2008	2009	2010	2011	2012	Auction Price (R$/MWh)	Date	Price Adjusted as of Mar 31, 2007 (R$/MWh)
Own Resources	3,189	3,008	3,291	3,291	3,435	3,435			
+ Purchases for Resale	502	417	409	556	217	130			
= Total Resources (A)	3,691	3,425	3,700	3,847	3,652	3,565			
Government Auction Sales*	10	160	1,034	1,234	1,382	1,382			
2004-EE-08	10	10	10	10	10	10	70.9	Dec-04	78.3
2005-EE-08	-	150	150	150	150	150	81.6	Apr-05	87.7
2005-EE-08	-	-	381	381	381	381	94.0	Oct-05	99.1
2005-EN-30	-	-	-	200	200	200	115.1	Dec-05	120.2
2006-EN-30	-	-	493	493	493	493	128.4	Jun-06	131.7
2006-EN-30	-	-	-	-	148	148	135.0	Nov-06	137.8
+ Bilateral Sales	3,641	3,111	2,359	2,132	1,186	1,066			
= Total Sales (B)	3,651	3,271	3,393	3,366	2,568	2,448			
Balance (A - B)	40	154	307	481	1,084	1,117			
Sales Average Price (R$/MWh):	101.0	105.6							
Purchases Average Price (R$/MWh):	74.3	88.7							

* XXXX-YY-ZZ, where:
XXXX ⇒ year of auction
YY ⇒ EE = existing energy or NE = new energy
ZZ ⇒ supply contract duration (in years)

Note: São Salvador => Own Resources (144 average MW from 2011 on) and Botox sale (148 average MW from 2011 on).
CIEN to be reestablished from 2009 on as Own Resources (ongoing negotiations, Memorandum of Understanding Brazil/Argentina).

Customers

Tractebel Energia has a well-diversified customer portfolio, serving energy distribution concessionaires, commercialization companies and free consumers (industrial consumers) through flexible contracts both in terms of duration and volume.

The Company actively pursues a policy of enhancing consumer loyalty by tailoring energy purchases to the production characteristics of each consumer.

The percentage of industrial consumers in the portfolio increased in relation to the same period of 2006, reaching 28.4% of gross operating revenue and 32.6% of physical sales in the first quarter 2007.

Breakdown of Clients by Gross Revenue

Breakdown of Clients by Physical Sales


2%
22%
18%
58%
1Q06
2%
24%
24%
50%
4Q06
1%
28%
18%
53%
1Q07
1%
27%
27%
45%
1Q06
0%
30%
29%
41%
4Q06
1%
33%
18%
48%
1Q07
■ Distribution Cos.
□ Trading Companies
Free Customers
Export



ECONOMIC AND FINANCIAL PERFORMANCE

Gross Operating Revenue

1Q07 consolidated gross operating revenue was R$ 761.3 million, a growth of 7.7% over the same period in 2006, when this item reported R$ 706.6 million, reflecting increases in sales price and volume. Revenue from the sale of energy to the wholesale market was R$ 544.1 million, in line with 1Q06. Sales to final consumers were R$ 215.3 million, representing a growth of 38.0% against 1Q06, reflecting the Company's efforts to expand its portfolio of free consumers.

Consolidated 1Q07 sales totaled 7,848 GWh (3,633 average MW), an increase of 0.6% in relation to the 7,800 GWh (3,611 average MW) sold in the same period in 2006. The average sales price of the Company's contracts reached R$ 95.78/MWh, 7.6% higher than the figures for 1Q06, which was R$ 88.96/MWh.

Compared with 4Q06, gross operating revenue in 1Q07 declined by R$ 50.0 million from R$ 811.3 million to R$ 761.3 million due to seasonal oscillations in the consumption of the Company's customer base.

Gross Operating Revenue - R$ million


811
761
707
1Q06
4Q06
1Q07

Sales Volume - avg MW


3,955
3,611
3,633
1Q06
4Q06
1Q07

Sales Average Price - R$/MWh


95.8
89.0
90.8
1Q06
4Q06
1Q07

Net Operating Revenue

In 1Q07, net operating revenue increased 7.2% compared with the same quarter 2006, rising from R$ 630.4 million to R$ 675.5 million.

Deductions from gross revenue, mainly the result of sales tax payments, increased 12.7% between the two comparable periods from R$ 76.1 million to R$ 85.8 million. This was basically due to higher sales to final consumers, on which this tax is levied.



Costs of Electric Energy and Services

Costs reached R$ 200.3 million in 1Q07, representing a growth of 2.2% over the R$ 196.1 million in 1Q06. This was mainly a reflection of the following principal elements:

- **Third party energy purchases:** a reduction of R$ 19.2 million, due to (i) the decline in purchased energy from Companhia de Interconexão Energética – CIEN, the result of a reduction in physical guarantees imposed by ANEEL (the industry regulator) for this generating unit and (ii) the reduction in purchases of energy from third parties for resale.

- **Transactions channeled through the Energy Trading Board - CCEE (Câmara de Comercialização de Energia Elétrica):** the growth of R$ 30.9 million was principally due to the fact that in 1Q06, the Company recorded sales revenue of R$ 27.3 million as reimbursement for expenses related to the dispatch of the William Arjona thermal plant. The plant used to be dispatched as a result of limitations on the interconnection system of the region with the national grid. In 1Q07 this revenue was practically non-existent due to minimal dispatch of energy from the plant following the upgrading of transmission lines as from November 2006.

- **Fuel for generating electricity:** a reduction of R$ 14.9 million, basically due to lower demand for natural gas from the William Arjona thermal plant, the result of minimal energy dispatch following the aforementioned upgrading of the transmission system in the Campo Grande region.

- **Depreciation**: an increase of R$ 3.8 million due to adjustments in the useful life of various fixed assets at the hydroelectric plants.

- **Financial compensation for use of hydro resources**: reduction of R$ 2.4 million, due to lower dispatch of the hydro plants by ONS, the independent dispatcher.

- **Personnel:** an increase of R$ 3.8 million, R$ 2.7 million relating to the recognition in the quarter of a provision for employee results sharing and bonuses. The accounting practice of recognizing these provisions on a monthly basis has been adopted since 2Q06.

Selling Expenses

Selling expenses largely comprise transmission costs and totaled R$ 50.5 million, 1.4% higher than the same period in 2006 and amounting to R$ 49.8 million. This increase reflects a combination of tariff adjustments and the recovery of PIS/COFINS credits on the same charges.

General and Administrative Expenses

General and administrative expenses fell from R$ 33.3 million to R$ 30.2 million, a reduction of 9.1% compared with 1Q06, the result of a combination of the following factors:

- Recognition in 1Q06 of non-recurring expenses with research and development worth R$ 9.6 million due to the changes in accounting procedures proposed by ANEEL.

- An increase in employee and management expenses of R$ 3.8 million. Of this total, R$ 1.3 million relates to the recognition of a provision for employee profit sharing and bonuses.

- An increase of R$ 2.3 million in expenses with third party services due to contractual readjustments and the contracting of consulting and auditing services in the quarter under review.



Constitution (Reversal) of Operational Provisions

The decline of R$ 4.7 million in the constitution of operational provisions in 1Q07 mainly reflect the decrease in provisions for post employment benefits with respect to changes to the Company's pension fund. Moreover, in 1Q06 there was the constitution of a provision for non-recurring losses on the recovery of ICMS (a VAT-like tax).

EBITDA and EBITDA Margin

Reflecting the foregoing comments, 1Q07 EBITDA amounted to R$ 451.1 million, an increase of 13.0% compared with 1Q06. While the 1Q06 EBITDA margin was 63.3%, in 1Q07, it reached 66.8%. In both cases, the figures set new records for Tractebel Energia.

EBITDA (R$ million) and EBITDA Margin (%)


63.3%
451
66.8%
399
1Q06
1Q07
EBITDA
EBITDA Margin

Financial Result

Financial income: compared to the same quarter 2006, in 1Q07 there was a reduction of R$ 7.8 million from R$ 31.2 million to R$ 23.4 million, due to the following factors: (i) a decrease of R$ 5.5 million in interest income due to lower prevailing interest rates; (ii) an increase of R$ 2.4 million in interest on energy sale receivables, (iii) an increase of R$ 1.7 million in monetary restatement on litigation-related escrow accounts due to larger amounts held in deposit; and (iv) recognition in 1Q06 of R$ 6.2 million relative to the recovery of financial charges paid to third parties.

Financial expenses: the decrease of R$ 2.2 million in 1Q07 compared with the same period in 2006, the amount declining from 52.0 million to R$ 49.8 million due to a combination of the following aspects: (i) reduction of R$ 13.5 million in interest expenses due to a lower and the recognition of the gain from US Treasury Bonds representing guarantees on outstanding forex debt; and (ii) a decrease of R$ 10.3 million in foreign exchange gain on loans and financing, net of exchange rate hedging results, due to the smaller appreciation in 1Q07 compared to 1Q06 of the Real against the basket of currencies comprising the debt.

Debt

The Company's net debt at the end of March 2007 (total debt less cash and cash equivalents and the result of swap operations) was R$ 695.2 million, compared to R$ 1,025.2 million at the end of 2006.



Total gross consolidated debt, mainly in the form of loans, debentures and financing, totaled R$ 1,230.0 million on March 31, 2007, a decline of 19.3% compared with the position on March 31, 2006. Of the total debt at the end of the period, 30.2% was exposed to currency risk (32.0% on March 31, 2006), of which 52.5% was hedged against foreign exchange fluctuations (33.0% on March 31, 2006).

Performance of Net Debt - R$ million


947
695
3/31/06
3/31/07

Composition of Total Debt - R$ million


1,524
499
1,025
1,230
372
858
3/31/06
3/31/07
Local Currency
Foreign Currency

Maturity Term Loans - R$ million


179
157
77
28
100
25
164
19
226
19
70
14
41
9
0
4
0
98
2007
2008
2009
2010
2011
2012
2013
2014
2024
Local Currency
Foreign Currency

Non-Operating Result

In 1Q06 the sale of the remaining stake in the Jacuí Project was concluded resulting in a non-recurring non-operating result of R$ 51.7 million

Net Income

Tractebel reported a 1Q07 net income of R$ 242.1 million compared to R$ 343.8 million for the same period in 2006. The lower result reflects the impact stemming from the divestment of the remaining stake in the Jacuí Project in 1Q06. Excluding the non-recurring capital and fiscal gains from this divestment, there was a year on year increase of 12.0% in net income.

Net Income - R$ million


344
128
Non-recurring
216
242
1Q06
1Q07



Dividend Payout

The Ordinary General Meeting held on April 17, 2007 approved the allocation of net income for the fiscal year and the distribution of complementary dividends proposed by the Company's Board of Directors, based on the financial statements for the fiscal year ending December 31, 2006.

As a result, in addition to the interim dividends paid and interest on shareholders' equity credited during the fiscal year 2006, it was decided to pay dividends of R$ 393,188,377.26, corresponding to R$ 0.6023639686 per common share.

Dividends were paid on May 7, 2007, based on the record date of April 24, 2007, with the shares being traded ex-dividends as from April 25, 2007.

Also on May 7, 2007, the Company paid interest on shareholders' equity credited on December 31, 2006 for a gross value of R$ 99,000,000.00, corresponding to R$ 0.151668 per common share.

Additionally, on May 10, 2007, the Board of Directors approved the credit of interest on shareholders' equity relative to the first half of 2007, in the gross amount of R$ 88.0 million, corresponding to R$ 0.1348158600 per share.

The record date for the entry of the interest on shareholders' equity to the Company's accounting records shall take place on June 30, 2007, based upon the shareholding position as of June 11, 2007 and will be paid on a date to be defined by the Board of Executive Officers and announced by means of a Notice to Shareholders.

Capital Expenditures

In the quarter under review, the Company's capital expenditures were allocated to maintenance and modernization projects at its plants and amounting to approximately R$ 5.8 million, 37.0% less than in the same period 2006, when investments were R$ 9.2 million.

In the light of the continual investments in maintenance and modernization of its generation complex, Tractebel Energia has reported excellent efficiency and performance indicators. The Company registered 96.4% aggregate uptime for its hydroelectric and thermoelectric power plants in the first quarter 2007.

CAPITAL MARKETS

Tractebel Energia's listing on Bovespa's *Novo Mercado*

Tractebel Energia has been listed on the São Paulo Stock Exchange (Bovespa) since May 1998 and on November 16 2005 adhered to Bovespa's *Novo Mercado* regulations. The latter initiative is part of a sequence of measures taken during the year to further improve the Company's relationship with the capital markets.

Tractebel Energia's adhesion to the rules of Bovespa's *Novo Mercado* listing has underscored the Company's commitment to best corporate governance practice. The strict listing rules for this segment of the market enhance shareholders' rights, improve the quality of the information disclosed and establish an Arbitration Panel offering investors the security of an alternative, more responsive and specialized forum to resolve corporate disputes.

The Company has a Code of Ethics and maintains a structure of committees, advisory councils and formal responsibilities for ethical issues, which are also monitored through organizational surveys.

Tractebel Energia's dividend policy establishes a mandatory minimum dividend of 30% of the net income for the fiscal year, adjusted in accordance with Law 6,404/76. In addition, the policy allows for the semi-annual payment of dividends and/or interest on shareholders' equity for an amount not less than 55% of the net adjusted income.



Share Performance – TBLE3

Since its listing on Bovespa's *Novo Mercado*, Tractebel Energia has become a component of the Special Corporate Governance Stock Index (**IGC**) and the Special Tag Along Stock Index (**ITAG**), incorporating those companies offering greater protection to minority shareholders in the event of the sale of a controlling stake. The Company's shares are also included in the Corporate Sustainability Stock Index (**ISE**), comprising companies with a recognized commitment to social and corporate responsibility, as well as the Electric Energy Stock Index (**IEE**), which is a sector index made up of the more significant listed companies in the industry.

Tractebel Energia's common shares are traded on the São Paulo Stock Exchange under the TBLE3 symbol. The Company's Level I American Depositary Receipts (ADRs) are also traded on the US Over-The-Counter (OTC) market under the TBLEY symbol at a ratio of 1 ADR to every 5 common shares.

In the first quarter 2007, TBLE3 share price was flat, while the Ibovespa, a stock index reflecting the performance of 57 securities with the greatest market liquidity, reported an appreciation of 0.9% and the IEE, which consolidates the performance of the electricity sector shares, appreciated 0.2%.

During the first quarter, the Company's shares traded every day the stock exchange was open for business. The average daily trading volume was R$ 8.6 million, volumes increasing particularly strongly from November 2005 following the conclusion of measures to formalize adhesion to a listing on Bovespa's Novo Mercado. Trading turnover was also boosted by the secondary share offering, which increased the Company's free-float to 31.3%.

On March 30 2007, the shares were priced at R$ 18.00/share, translating into a market capitalization of R$ 11.7 billion.

TBLE3 vs. IBOVESPA vs IEE
(Base 100 – 03/31/2006)


TBLE3 = R$18.00
IEE = 14,011
Ibovespa = 45,804
140
130
120
110
100
90
80
70
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
TBLE3
IEE
Ibovespa



UPCOMING EVENTS

Tractebel Energia will be holding the following events to discuss first quarter 2007 earnings:

Conference call with Webcast
(in Portuguese)

Date: May 14, 2007

Time: 10:00 (Brasília time)

Telephones for connection:

Participants in Brazil: (55 11) 4688.6301

Password for participants: Tractebel

Conference call with Webcast
(in English)

Date: May 14, 2007

Time: 11:00 (ET) / 12:00 noon (Brasília time)

Telephones for connection:

Participants in Brazil: (55 11) 4688.6301

Participants in USA: (1 800) 860.2442

Participants from other countries: (1 412) 858.4600

Password for participants: Tractebel

The links for access will be available in the Company's website (www.tractebelenergia.com.br), in the investors section.

Replay available from May 14 to May 22, 2007. Access by calling (55 11) 4688.6225, code: 566.

Disclaimer

This release contains information and opinions on future events subject to risks and uncertainties based on current forecasts, projections and tendencies of the Company's business. Innumerous factors can affect the estimates and suppositions on which these opinions are based. In view of these risks and uncertainties described herein, estimates and declarations with respect to future events contained in this material may not be become realities. In view of these restrictions, shareholders and investors should not take any decisions based on estimates, projections and declarations as to future events contained in this release.

SUEZ



ATTACHMENT I

TRACTEBEL ENERGIA S.A.

CONSOLIDATED BALANCE SHEET – ASSETS

Consolidated Balance Sheet	In Thousand Reais	
ASSETS	**3/31/2007**	**12/31/2006**
CURRENT ASSETS	**1,053,892**	**792,052**
Cash and Cash Equivalents	19,602	23,593
Securities	528,762	233,247
Resources subject to payment of obligations	4,632	21,643
Consumers, concessionaires and holder of permissions	351,889	358,002
Taxes and social contributon recoverable	40,008	26,707
Warehouse	22,975	23,623
Pledges and restricted deposits	37,940	53,947
Deferred assets	24,205	21,351
Advances to suppliers	1,672	3,022
Others	22,207	26,917
NON CURRENT ASSETS	**4,730,969**	**4,747,057**
Long Term Assets	**457,024**	**449,210**
Concessionaires and holders of permission	12,781	16,063
Taxes and social contributon to offset	13,342	13,124
Pledges and restricted deposits	30,430	29,422
Deposits in court	134,501	131,331
Disposal of assets and rights	70,852	68,565
Deferred assets	193,133	188,489
Others	1,985	2,216
Permanent Assets	**4,273,945**	**4,297,847**
Investments	63,979	36,873
Property plant and equipment	4,099,892	4,148,898
Intangible	77,611	77,310
Deferred	32,463	34,766
TOTAL	**5,784,861**	**5,539,109**



ATTACHMENT II

TRACTEBEL ENERGIA S.A.

CONSOLIDATED BALANCE SHEET – LIABILITIES

Consolidated Balance Sheet	In Thousand Reais	
LIABILITIES	**3/31/2007**	**12/31/2006**
CURRENT LIABILITIES	**1,276,216**	**1,246,812**
Suppliers	170,285	239,319
Dividends and interest on shareholder´s equity	478,043	478,043
Loans and financing	287,290	306,079
Debentures	49,049	37,834
Taxes and social contribution in installments	145,494	45,870
Estimated obligations	31,759	28,650
Derivatives	13,515	4,526
Research and Development program obligations	37,248	35,135
Provision for contingencies	10,295	11,206
Post-employment benefits	19,620	20,369
Others	33,618	39,781
NON CURRENT LIABILITIES	**1,501,971**	**1,527,726**
Long Term Liabilities	**1,501,971**	**1,527,726**
Loans and financing	570,270	610,251
Debentures	323,434	323,344
Taxes and contributons payable in installments	5,161	5,383
Estimated obligations	703	653
Provision for contingencies	59,492	56,289
Concessions payable	208,257	201,546
Post-employment benefits	298,119	293,725
Deferred fiscal liabilities	36,535	36,535
SHAREHOLDERS' EQUITY	**3,006,674**	**2,764,571**
Share capital	2,445,766	2,445,766
Capital reserves	91,695	91,695
Surplus reserves	227,111	227,110
Net Income	242,102	0
TOTAL	**5,784,861**	**5,539,109**

suez



ATTACHMENT III

TRACTEBEL ENERGIA S.A.

CONSOLIDATED INCOME STATEMENT

In Thousand Reais	1Q07	1Q06	Chg. %
Gross operating revenue	**761,314**	**706,570**	**7.7**
Provision of electric energy	215,254	155,945	38.0
Supply of electric energy	544,064	548,344	-0.8
Other revenues	1,996	2,281	-12.5
Deductions from operating revenue	**(85,766)**	**(76,130)**	**12.7**
Net revenue from sales and services	**675,548**	**630,440**	**7.2**
Eletric Energy and Service Costs	**(200,342)**	**(196,111)**	**2.2**
Electric energy purchased from third-party	(39,930)	(59,132)	-32.5
Transactions conducted through the CCEE	(47,216)	(16,354)	188.7
Cost of electric energy production	(111,193)	(118,579)	-6.2
Costs of services rendered	(2,003)	(2,046)	-2.1
Gross Income	**475,206**	**434,329**	**9.4**
Operating Expenses	**(80,042)**	**(87,135)**	**-8.1**
Selling expenses	(50,501)	(49,825)	1.4
General and administrative expenses	(30,234)	(33,269)	-9.1
Constitution (reversal) of operational provisions, net	693	(4,041)	-
Service Income	**395,164**	**347,194**	**13.8**
Result of Corporate Participations	**(1,687)**	**(1,387)**	**21.6**
Equity income	(1,687)	(1,387)	21.6
Net financial income (expenses)	**(26,486)**	**(20,840)**	**27.1**
Financial income	23,358	31,190	-25.1
Financial expenses	(49,844)	(52,030)	-4.2
Operating income	**366,991**	**324,967**	**12.9**
Non-operating income (loss)	(702)	51,665	-
Income before taxes	**366,289**	**376,632**	**-2.7**
Income tax	(90,402)	946	-
Social contribution	(33,785)	(33,772)	0.0
Net income for the period	**242,102**	**343,806**	**-29.6**
EBITDA	**451,073**	**399,266**	**13.0**
Net income per share	0.3709	0.5267	-29.6



ATTACHMENT IV

TRACTEBEL ENERGIA S.A.
DETAILED OPERATIONAL EXPENSES

	1Q07					1Q06
	Costs		Expenses			
In Thousand Reals	Production and Commercializatio	Services Rendered	Sales	General and Administrative	Total	Total
Personnel	20,285	1,502	761	9,089	**31,637**	**25,737**
Managers	-	-	-	2,912	**2,912**	**1,721**
Material	4,614	29	-	265	**4,908**	**4,134**
Third-party services	9,921	330	-	8,017	**18,268**	**15,507**
Fuel to produce energy	9,520	-	-	-	**9,520**	**24,448**
Financial compensation for use of water resources	10,810	-	-	-	**10,810**	**13,203**
Charges on the use of electric system	-	-	51,645	-	**51,645**	**49,071**
Depreciation and amortization	53,212	-	-	2,697	**55,909**	**52,072**
Insurance	1,673	98	-	-	**1,771**	**549**
Labor and third part indemnities	-	-	-	-	**-**	**9,635**
Contributions to the energy sector	-	-	-	102	**102**	**493**
Inspection fee	-	-	-	2,024	**2,024**	**2,356**
Contributulns and donations	-	-	-	1,319	**1,319**	**1,311**
Reimbursement oo additional tariff	-	-	(2,722)	-	**(2,722)**	**-**
Other	1,158	44	817	3,809	**5,828**	**3,482**
Total	**111,193**	**2,003**	**50,501**	**30,234**	**193,931**	**203,719**



ATTACHMENT V

TRACTEBEL ENERGIA S.A.
CONSOLIDATED STATEMENT OF CASH FLOW

In thousands R$	1Q07	1Q06
Operating activities		
Net income for the year	242,102	343,806
Expenses (Revenues) that do not affect cash:	-	-
Depreciation and Amortization	55,909	52,083
Amortization of goodwill	1,687	1,687
Net monetary variations	(4,313)	(18,720)
Net interest	8,000	17,959
Estimated obligations with suppliers	-	-
Operating provision (reversion), net	4,478	4,232
Investiments of resources in R&D	6,930	16,536
Deferred income tax and social contribution	(7,497)	21,094
Sale of carbon credits	-	-
Result of writing off of permanent assetes	702	(51,665)
Others	52	5,152
	308,050	**392,164**
Decrease (increase) in assets		
Consumers and concessionaires	9,395	(17,362)
Resources subject to payment of obligations	17,011	-
Disposals, services in progress and expenditures to reimburse	1,764	2,313
Taxes and social contributions recoverable	(13,499)	(64,383)
Collateral and linked / judicial deposits	17,245	(20,626)
Warehouse	648	6,862
Pre-paid expenses	1,350	5,797
Others	3,084	2,955
	36,998	**(84,444)**
Increase (decrease) in liabilities		
Suppliers	(69,023)	18,262
Loans, financing and debentures	15,714	17,864
Taxes and social contributions	99,404	(19,917)
Estimated obligations	(1,061)	5,800
Provision for contingencies	(51)	(864)
Post-Employment benefits	(7,702)	(8,969)
Research anda development	(4,817)	-
Others	(6,635)	(10,294)
	25,829	**1,882**
Funds from operating activities	**370,877**	**309,602**
Investments activities	**(34,619)**	**(9,157)**
Used in fixed assets and deferred items	(5,826)	(9,157)
Investments	(28,793)	-
Financing activities	**(44,734)**	**(50,242)**
Payment of loans, financing and debentures	(44,421)	(41,424)
Debentures	-	-
Payment of *swap* adjusts	(313)	(8,818)
Payment of dividends and interest on Shareholders' equity	-	-
Total effects on cash	**291,524**	**250,203**
Cash and cash equivalents	-	-
Opening balance	256,840	309,137
Closing balance	548,364	559,340
	291,524	**250,203**
Payments made in the year	-	-
Interest on loans, financing and debentures	15,080	19,934
Income tax and social contribution	57,034	89,406
Transactions that do not affect cash	-	-
Adjustement for previous fiscal years	-	46,494

Tractebel Energia
SUEZ

CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4

MINUTES OF THE SEVENTY-NINTH MEETING OF TRACTEBEL ENERGIA S.A.'S BOARD OF DIRECTORS

On the 21st day of May, year 2007, at 2p.m., at Av. Almirante Barroso, No. 52, 14th floor, room 1401, in the city and state of Rio de Janeiro, upon regular notice of call, the members of Tractebel Energia S.A.'s Board of Directors, Directors Luiz Antônio Barbosa, José Pais Rangel and Antonio Alberto Gouvêa Vieira and, as the directors Maurício Stolle Bähr, Dirk Beeuwsaert, Jan Franciscus Maria Flachet and Pierre Michel Philippe Chareyre were not able to attend, their respective substitutes, Alternate Directors Patrick Charles Clement Obyn, Gil de Methodio Maranhão Neto, Luiz Eduardo Simões Viana and José Carlos Cauduro Minuzzo, representing the majority of the Board of Director's members, held a meeting. The meeting was chaired by the Alternate Director Patrick Charles Clement Obyn, who appointed me, José Moacir Schmidt, as secretary of the meeting, the appointment being duly accepted by the other Directors. After welcoming the Directors attending the meeting, the Chairman convened the meeting and started the discussion regarding the matters contained in the **Agenda** and in the **notice of call CA-004/2007**, as of May 14th, 2007, as follows: **Item 1** – To approve the structuring of the Company's first public distribution program of debentures ("First Distribution Program") and its filing with the Brazilian Securities Commission ("CVM"); **Item 2** – To approve the second issue of simple, without guarantee nor preference (unsecured) debentures not convertible into shares issued by the Company; and **Item 3** – General Matters. **RESOLUTIONS unanimously approved by the Directors attending the meeting, without restriction: Item 1** – Re-ratification of the resolution unanimously approved at the Seventy-Sixth Meeting of the Company's Board of Directors held on the 15th day of March, year 2007, pursuant to item 10 of the agenda of the relevant minutes, to approve the structuring of the Company's first public distribution program of debentures ("First Distribution Program") and its filing with the Brazilian Securities and Exchange Commission ("CVM"), pursuant to CVM Instruction No. 400, dated as of December 29th, 2003 ("CVM Instruction No. 400/03"), which shall enable the Company to make public offerings of debentures which shall be subject to reduced terms of analysis for purposes of registering the public offering with the CVM, in accordance with the characteristics and conditions of the Distribution Program, as well as with the provisions set forth in the applicable rules. The Distribution Program shall be filed with the CVM with the following characteristics: **(i) Total Amount of the Distribution Program:** R$ 1,500,000,000.00 (one billion five hundred million Reais); **(ii) Term of the Distribution Program:** 2 (two) years as from the date of the filing of the Distribution Program with the CVM; **(iii) Securities to be offered under the Distribution Program:** simple, non-convertible into shares issued by the Company, subordinated or unsecured or with secured or floating guarantee debentures issued by the Company. The outstanding characteristics of the debentures to be issued by the Company under the Distribution Program, as well as the terms and conditions of each public offering of debentures shall be defined by the Company at the time each public offering of debentures under the Distribution Program is to be carried out. **Item 2** – Approval of the second issue of simple, without guarantee nor preference (unsecured) debentures not convertible into shares issued by the Company, being the second issue of the Company's debentures for public distribution under the First Distribution Program, in the total amount of R$ 350,000,000.00 (three hundred and fifty million Reais), which will have the following characteristics and conditions ("Issue", "Debentures" and "Offering", respectively): **(i) Number of**

Series: the Issue shall be made in 2 (two) series; the number of Debentures to be allocated in each series to be defined in accordance with the demand for the Debentures to be verified by means of a bookbuilding procedure ("Bookbuilding Procedure"); **(ii) General Characteristics of the First and Second Series: a) Issue Date:** for all legal effects, the issue date of the Debentures shall be May 15th, 2007 ("Issue Date"); **b) Unit Par Value:** on the Issue Date, the Debentures shall have the unit par value of R$ 10,000.00 (ten thousand Reais) ("Unit Par Value"); **c) Amount of Debentures:** 35,000 (thirty-five thousand) Debentures shall be issued, considered that (i) the amount of Debentures may be increased on the date in which the Bookbuilding Procedure is completed by up to 20% (twenty percent) of the amount originally offered ("Additional Debentures") and (ii) the Company shall grant the entities of the securities distribution system which are responsible for coordinating the Offering ("Coordinators") an option to distribute an additional lot of up to 15% (fifteen percent) of the number of debentures originally offered ("Supplementary Lot of Debentures"), to be exercised by the Coordinators, following consultation and prior agreement of the Company, on the date in which the Bookbuilding Procedure is completed, exclusively to meet the excess of demand which may be verified by the Coordinators; **d) Total Amount of the Issue:** the total amount of the Issue, on the Issue Date, shall be of R$ 350,000,000.00 (three hundred and fifty million Reais), it being noted that such amount may be increased as a result of the exercise of the Additional Debentures Option and the Supplementary Lot of Debentures Option; **e) Form:** the Debentures shall be of the book entry form, registered, without the issue of certificates representing the Debentures; **f) Type and Convertibility:** the Debentures shall be of the unsecured type (without guarantee nor preference), non convertible into shares issued by the Company; **g) Issue Limit:** the Issue meets the limits set forth in the main section of Article 60 of Law 6,404, of December 15th, 1976 (Corporate Law), considering that the Company's corporate capital as of this date is equivalent to R$ 2,445,766,091.90 (two billion, four hundred and forty-five million, seven hundred and sixty-six thousand ninety-one Reais and ninety cents); **h) Payment Place:** the payments of the compensation to which the Debentures are entitled shall be effected by the Company on the respective maturity date, through CETIP (as defined below) or the CBLC (as defined below), as the case may be, or through a financial institution contracted by the Company as a mandated bank of the Debentures for the holders of Debentures that are not held in custody (deposit) related to BOVESPAFIX (as defined below) and to the SND (as defined below); **i) Voluntary Acquisition**: at any time, the Company may acquire the outstanding Debentures of any series, at a price no higher than the Debentures' Unit Par Value, plus compensation, to be calculated *pro rata temporis* as of the Issue Date or as of the immediately previous compensation payment date, as the case may be, up to the effective date of their acquisition, pursuant to the second paragraph of Article 55 of the Corporate Law; **j) Scheduled Renegotiation:** not applicable; **k) Voluntary Earlier Redemption:** not applicable; **l) Placement and Distribution Procedure:** the Debentures shall be the object of public distribution, under guaranteed placement for the totality of the Debentures, with financial institutions of the securities distribution system acting as intermediaries. There shall be no upfront reservation nor there shall be fixed minimum or maximum lots, and the aforementioned institutions intermediating the Offering, with the express and previous consent of the Company, shall organize a distribution plan, having as its target public, individuals, legal entities, investment funds, pension funds, third parties' asset managers, entities which are authorized to operate by the Central Bank of Brazil, insurance firms, complementary pension fund and capitalization entities and other investors considered institutional or qualified, taking into account the risk profile of their clients and their suitability to the Debentures, also ensuring that the treatment provided is fair and equitable. The Offering shall be effected in accordance with the result of the Bookbuilding Procedure; **m) Form**

of Subscription and Term to Pay-in: the Debentures shall be subscribed at their Unit Par Value plus compensation, the compensation being calculated *pro rata temporis* as from the Issue Date, inclusive, up to the effective payment, exclusive, and shall be paid in at sight, at the subscription date, in national legal tender, pursuant to the settlement criteria of CETIP – Clearing House for the Custody and Financial Settlement of Securities ("CETIP"); **n) Trading:** the Debentures shall be accepted for trading (i) on the CETIP, through the Securities Distribution System and the National Debentures System ("SND") managed by the National Association of Financial Market Institutions - ANDIMA ("ANDIMA") and operated by CETIP, being the financial settlement of the trading and distribution of the Debentures on, as well as held in custody by CETIP; and (ii) for distribution in the primary market and trading on the secondary market on the Bovespa Fix ("BOVESPAFIX") system, managed and operated by the São Paulo Stock Exchange ("Bovespa"), being the payment of the Debentures settled on the Brazilian Clearing and Depository Corporation ("CBLC"), as well as the transactions settled on and the Debentures held in the custody by CBLC; **o) Accelerated Maturity:** the following events shall be deemed as triggering the accelerated maturity of the Debentures: **(a)** the Company's filing for voluntary bankruptcy or bankruptcy not cancelled within the legal term, declaration of bankruptcy, request for the Company's judicial or extra-judicial recovery or any analogous procedure to be set forth by law; **(b)** the Company's failure to pay any amount due to the holders of Debentures on the respective maturity dates, not cured within 2 (two) calendar days from the respective maturity date; **(c)** the Company's liquidation, dissolution or winding-up; **(d)** the Company's noncompliance with any non-pecuniary liability set forth in the Indenture, not cured within 30 (thirty) calendar days as of the written notice sent to it by the fiduciary agent; **(e)** the protest of securities against the Company, individually or on the aggregate amount of at least R$ 40,000,000.00 (forty million Reais), for which the Company is responsible, even if in the position of guarantor, not cured within 5 (five) calendar days; **(f)** the acceleration of the maturity of any of the Company's financial debt in the unit or aggregate amount of at least R$ 40,000,000.00 (forty million Reais); **(g)** the default, on its respective maturity date or after the termination of any cure period thereof, of the payment of any of the Company's debt in the individual or aggregate amount of at least R$ 40,000,000.00 (forty million Reais); **(h)** the spin-off, merger or incorporation of the Company by another company, unless, pursuant to Article 231 of the Corporate Law, (i) if such corporate reorganization is approved by the holders of Debentures representing the majority of the Debentures being traded or (ii) if the right of redemption is guaranteed to those holders of Debentures dissenting from the spin-off, merger or incorporation; **(i)** if the share control of the Company, directly and/or indirectly, cease to be held by (i) Suez S.A., a joint stock company, organized and existing under the Laws of France with registered offices in Paris, France or (ii) another company that may succeed it, under a merger or corporate reorganization arrangement between Suez S.A. and other companies acting in the market in which Suez S.A. conducts its business, providing that such merger or corporate reorganization proceedings do not result in the decrease of the rating attributed to the Debentures; **(j)** in the event of sale, inoperability or ceasing of the production for an extended period of time or any other form of disposal, by the Company, of fixed assets representing, either in the unit or in the aggregate amount, 25% (twenty-five percent) of the Company's capacity to generate electricity power, based on the Company's installed capacity on the Issue Date, and that provenly affects the Company's economic-financial capacity; **(k)** intervention or loss of the Company's concession/authorization, as the case may be, to develop activities related to electricity generation; **(l)** the conversion of the Company into a limited liability company, pursuant to Articles 220 to 222 of the Corporate Law; **(m)** reduction of the Company's corporate capital, except if previously authorized by the holders of Debentures at a General

Debenture Holders' Meeting pursuant to Article 174 of the Corporate Law; **(n)** payment of dividends, interest on equity or any other participation in the profits provided for in the Company's Bylaws, except for the payment of the compulsory minimum dividend pursuant to Article 202 of the Corporate Law, if the Company is in default with its pecuniary obligations to be established in the Debenture's indenture ("Indenture"); **(o)** the non-compliance, by the Company, while Debentures are being traded in the market, with indexes and financial limits set forth in the Indenture **(iii) Characteristics of the First Series: a) Quantity:** The number of Debentures to be allocated in the first series ("1st Series Debentures") shall be defined in accordance with the demand for the Debentures at different compensation indexes, as verified in the Bookbuilding Procedure; **b) Term and Maturity Date:** The term for maturity of the 1st Series Debentures shall be of 7 (seven) years as from the Issue Date, maturing, therefore, on May 15, 2014, the date on which the Unit Par Value of the 1st Series Debentures that is not amortized, together with the amount equivalent to the 1st Series Compensation (as defined below), shall be paid, in national legal tender, pursuant to the Indenture; **c) Adjustment:** The 1st Series of Debentures shall have their Unit Par Value adjusted (the "1st Series Adjustment") as from the Issue Date, by the Amplified Consumer Price Index – IPCA (*Índice de Preços ao Consumidor Amplo*), calculated and published by the Brazilian Institute for Geography and Statistics - IBGE ("Adjusted Unit Par Value of the 1st Series Debentures"), being the product of the 1st Series Adjustment automatically incorporated into the Unit Par Value of the Debentures of the 1a Series, pursuant to the formula set forth in the Indenture; **d) Compensation:** As from the Issue Date, the 1st Series Debentures shall be entitled to the compensation, comprised of the 1st Series Adjustment and the compensation of the 1st Series Debentures, that is, interest corresponding to a fixed annual percentage rate defined in the Bookbuilding Procedure, based on 252 (two hundred and fifty-two) business days, levied on the Adjusted Unit Par Value of the 1st Series Debentures, as from the Issue Date, and paid at the end of each capitalization period of the 1st Series Debentures (as defined in the Indenture), calculated on the basis of the compound capitalization *pro rata temporis* for the number of business days pursuant to the formula set forth in the Indenture ("1st Series Compensation"). **(iv) Characteristics of the Second Series: a) Quantity:** The number of Debentures to be allocated in the second series ("2nd Series Debentures") shall be defined in accordance with the demand for the Debentures at different compensation indexes, as verified in the Bookbuilding Procedure; **b) Term and Maturity Date:** The term for maturity of the 2nd Series Debentures shall be of 5 (five) years as from the Issue Date, maturing, therefore, on May 15, 2012; **c) Adjustment:** The Unit Par Value of the 2nd Series Debentures shall not be adjusted; **d) Compensation:** As from the Issue Date, the 2nd Series Debentures shall be entitled to interest equivalent to the maximum of 103.5% of the average interest rate for the daily DI Inter-Financial Deposits, "Extra Group", calculated and published by CETIP, in the Daily Bulletin, available in its page on the Internet (http://www.cetip.com.br), expressed as a percentage per annum, based on 252 (two hundred and fifty-two) business days, levied on the Unit Par Value, as from the Issue Date or as of the last date of payment of compensation of the 2nd Series Debentures as the case may be, and paid at the end of each capitalization period (as defined in the Indenture), it being noted that the final rate mentioned herein shall be verified in the Bookbuilding Procedure and shall be included in an amendment to the Indenture. **Item 3** – The Company's Board of Officers is authorized, pursuant to the legal provisions, to practice all and any acts related to the filing of the Distribution Program and the registration of the Offer with the CVM, being authorized to accept proposals and to contract one or more financial institutions authorized to operate in the capital markets with the purpose of coordinating the process of filing the Distribution Program and registering the Offering with the CVM, as well as contracting the services of a mandated bank, deposit agent, fiduciary

agent, rating agency, attorneys, independent auditors and others, as the case may be, necessary for the execution of the Offering. As the floor was offered to the Directors attending the meeting, further to the detailed discussions held in connection with the resolutions of the subjects contained in the Agenda, no other issue was raised, what lead the President to conclude the meeting and to request to me, in the position of Secretary, to draw these minutes up, which after being read and signed by the Directors attending the meeting, including the President, and myself. City of Rio de Janeiro, State of Rio de Janeiro, May 21, 2007.

Patrick Charles Clement Obyn
Alternate Director - President

Luiz Antônio Barbosa
Director

Antonio Alberto Gouvêa Vieira
Director

José Pais Rangel
Director

Gil de Methodio Maranhão Neto
Alternate Director

José Carlos Cauduro Minuzzo
Alternate Director

Luiz Eduardo Simões Viana
Alternate Director

José Moacir Schmidt
Secretary

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
ITR - INFORMAÇÕES TRIMESTRAIS Data-Base - 31/03/2007 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

RECEIVED
2007 JUL 10 A

CORPORATE FINANCE

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	3221-7016	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	3221-7015	-	-	
15 - E-MAIL				
mantuano@tractebelenergia.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC VERSTRAETE				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	3221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	3221-7002	-	-	
16 - E-MAIL				
marc@tractebelenergia.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2007	31/12/2007	1	01/01/2007	31/03/2007	4	01/10/2006	31/12/2006

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU	00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
MARCELO CAVALCANTI ALMEIDA	335.905.597-72

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Unidades)	1 - TRIMESTRE ATUAL 31/03/2007	2 - TRIMESTRE ANTERIOR 31/12/2006	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/2006
Do Capital Integralizado			
1 - Ordinárias	652.742.192	652.742.192	652.742.192
2 - Preferenciais	0	0	0
3 - Total	652.742.192	652.742.192	652.742.192
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA	Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO	Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO	Privada Nacional
4 - CÓDIGO ATIVIDADE	1120 - Energia Elétrica
5 - ATIVIDADE PRINCIPAL	GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO	Total
7 - TIPO DO RELATÓRIO DOS AUDITORES	Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - ESPÉCIE E CLASSE DE AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	06/12/2006	Juros Sobre Capital Próprio	07/05/2007	ON	0,1516678425
02	AGO	17/04/2007	Dividendo	07/05/2007	ON	0,6023639686

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Unidades)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
10/05/2007	Marc Verstraete Diretor Financeiro e de Relações com Investidores

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2007	4 - 31/12/2006
1	Ativo Total	5.083.397	4.848.357
1.01	Ativo Circulante	959.566	771.335
1.01.01	Disponibilidades	417.695	193.806
1.01.01.01	Numerário Disponível	8.697	7.454
1.01.01.02	Aplicações Financeiras	408.998	186.352
1.01.02	Créditos	490.972	529.182
1.01.02.01	Clientes	306.656	314.663
1.01.02.01.01	Consumidores, Concess. e Permissionárias	306.656	314.663
1.01.02.02	Créditos Diversos	184.316	214.519
1.01.02.02.01	Recursos Vinculados ao Pgto Obrigações	4.632	21.643
1.01.02.02.02	Dividendos a Receber de Controladas	103.021	103.021
1.01.02.02.03	Tributos e Contrib. Sociais a Compensar	30.937	23.623
1.01.02.02.04	Cauções e Depósitos Vinculados - CCEE	35.791	51.511
1.01.02.02.05	Outros	9.935	14.721
1.01.03	Estoques	22.142	22.719
1.01.04	Outros	28.757	25.628
1.01.04.01	Despesas Pagas Antecipadamente	1.481	2.625
1.01.04.02	Ativo Fiscal Diferido	23.435	19.683
1.01.04.03	Outros	3.841	3.320
1.02	Ativo Não Circulante	4.123.831	4.077.022
1.02.01	Ativo Realizável a Longo Prazo	401.870	395.672
1.02.01.01	Créditos Diversos	95.125	96.080
1.02.01.01.01	Concessionárias e Permissionárias	12.781	16.063
1.02.01.01.02	Alienação de Bens e Direitos	70.852	68.565
1.02.01.01.03	Tributos e Contrib. Sociais a Compensar	10.561	10.342
1.02.01.01.04	Outros	931	1.110
1.02.01.02	Créditos com Pessoas Ligadas	0	0
1.02.01.02.01	Com Coligadas e Equiparadas	0	0
1.02.01.02.02	Com Controladas	0	0
1.02.01.02.03	Com Outras Pessoas Ligadas	0	0
1.02.01.03	Outros	306.745	299.592
1.02.01.03.01	Depósitos Judiciais	113.789	111.204
1.02.01.03.02	Ativo Fiscal Diferido	191.902	187.282
1.02.01.03.03	Outros	1.054	1.106
1.02.02	Ativo Permanente	3.721.961	3.681.350
1.02.02.01	Investimentos	923.036	843.659
1.02.02.01.01	Participações Coligadas/Equiparadas	0	0
1.02.02.01.02	Participações Coligadas/Equiparadas-Ágio	0	0
1.02.02.01.03	Participações em Controladas	859.057	806.786
1.02.02.01.04	Participações em Controladas - Ágio	33.070	34.757
1.02.02.01.05	Outros Investimentos	30.909	2.116

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2007	4 -31/12/2006
1.02.02.02	Imobilizado	2.796.704	2.836.435
1.02.02.03	Intangível	2.221	1.256
1.02.02.04	Diferido	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2007	4 - 31/12/2006
2	Passivo Total	5.083.397	4.848.357
2.01	Passivo Circulante	1.163.977	1.150.252
2.01.01	Empréstimos e Financiamentos	237.454	256.152
2.01.02	Debêntures	22.077	15.004
2.01.03	Fornecedores	182.763	235.924
2.01.04	Impostos, Taxas e Contribuições	106.977	33.747
2.01.05	Dividendos a Pagar	478.043	478.043
2.01.05.01	Dividendos e Juros s/ Capital Próprio	478.043	478.043
2.01.06	Provisões	41.737	39.542
2.01.06.01	Obrigações Estimadas	31.648	28.542
2.01.06.02	Contingências	10.089	11.000
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	94.926	91.840
2.01.08.01	Benefícios Pós-Emprego	19.620	20.369
2.01.08.02	Operações com Derivativos	13.515	4.526
2.01.08.03	Obrigações com Programa P&D	32.518	31.364
2.01.08.04	Outros	29.273	35.581
2.02	Passivo Não Circulante	912.746	933.534
2.02.01	Passivo Exigível a Longo Prazo	912.746	933.534
2.02.01.01	Empréstimos e Financiamentos	316.067	344.197
2.02.01.02	Debêntures	200.000	200.000
2.02.01.03	Provisões	56.864	53.694
2.02.01.03.01	Obrigações Estimadas	703	653
2.02.01.03.02	Contingências	56.161	53.041
2.02.01.04	Dívidas com Pessoas Ligadas	0	0
2.02.01.05	Adiantamento para Futuro Aumento Capital	0	0
2.02.01.06	Outros	339.815	335.643
2.02.01.06.01	Tributos e Contribuições Sociais	5.161	5.383
2.02.01.06.02	Benefícios Pós-Emprego	298.119	293.725
2.02.01.06.03	Passivo Fiscal Diferido	36.535	36.535
2.02.02	Resultados de Exercícios Futuros	0	0
2.04	Patrimônio Líquido	3.006.674	2.764.571
2.04.01	Capital Social Realizado	2.445.766	2.445.766
2.04.02	Reservas de Capital	91.695	91.695
2.04.03	Reservas de Reavaliação	0	0
2.04.03.01	Ativos Próprios	0	0
2.04.03.02	Controladas/Coligadas e Equiparadas	0	0
2.04.04	Reservas de Lucro	227.111	227.110
2.04.04.01	Legal	197.214	197.214
2.04.04.02	Estatutária	0	0
2.04.04.03	Para Contingências	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2007	4 -31/12/2006
2.04.04.04	De Lucros a Realizar	0	0
2.04.04.05	Retenção de Lucros	29.897	29.896
2.04.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.04.04.07	Outras Reservas de Lucro	0	0
2.04.05	Lucros/Prejuízos Acumulados	242.102	0
2.04.06	Adiantamento para Futuro Aumento Capital	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2007 a 31/03/2007	4 - 01/01/2007 a 31/03/2007	5 - 01/01/2006 a 31/03/2006	6 - 01/01/2006 a 31/03/2006
3.01	Receita Bruta de Vendas e/ou Serviços	652.513	652.513	638.245	638.245
3.01.01	Suprimento de Energia Elétrica	572.518	572.518	551.255	551.255
3.01.02	Fornecimento de Energia Elétrica	76.201	76.201	82.891	82.891
3.01.03	Outras Receitas	3.794	3.794	4.099	4.099
3.02	Deduções da Receita Bruta	(55.527)	(55.527)	(54.256)	(54.256)
3.02.01	Impostos e Contribuições	(49.556)	(49.556)	(48.028)	(48.028)
3.02.02	Pesquisa e Desenvolvimento	(5.971)	(5.971)	(6.228)	(6.228)
3.03	Receita Líquida de Vendas e/ou Serviços	596.986	596.986	583.989	583.989
3.04	Custo de Bens e/ou Serviços Vendidos	(235.256)	(235.256)	(218.627)	(218.627)
3.04.01	Energia Elétrica Comprada de Terceiros	(96.548)	(96.548)	(98.661)	(98.661)
3.04.02	Transações no âmbito da CCEE	(44.145)	(44.145)	(15.038)	(15.038)
3.04.03	Custo de Produção de Energia Elétrica	(92.560)	(92.560)	(102.882)	(102.882)
3.04.04	Custo dos Serviços Prestados	(2.003)	(2.003)	(2.046)	(2.046)
3.05	Resultado Bruto	361.730	361.730	365.362	365.362
3.06	Despesas/Receitas Operacionais	(25.752)	(25.752)	(50.473)	(50.473)
3.06.01	Com Vendas	(43.135)	(43.135)	(39.932)	(39.932)
3.06.02	Gerais e Administrativas	(25.848)	(25.848)	(29.196)	(29.196)
3.06.03	Financeiras	(8.080)	(8.080)	1.948	1.948
3.06.03.01	Receitas Financeiras	19.323	19.323	25.332	25.332
3.06.03.02	Despesas Financeiras	(27.403)	(27.403)	(23.384)	(23.384)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	737	737	(3.764)	(3.764)
3.06.05.01	Const.(Reversão) Prov.Operac., líquida	737	737	(3.764)	(3.764)
3.06.06	Resultado da Equivalência Patrimonial	50.574	50.574	20.471	20.471
3.06.06.01	Equivalência Patrimonial	52.261	52.261	21.858	21.858
3.06.06.02	Amortização de Ágio na Partic.Empresas	(1.687)	(1.687)	(1.687)	(1.687)
3.06.06.03	Equiv.Patrim.s/Ajuste Exercicio Anterior	0	0	300	300

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2007 a 31/03/2007	4 - 01/01/2007 a 31/03/2007	5 - 01/01/2006 a 31/03/2006	6 - 01/01/2006 a 31/03/2006
3.07	Resultado Operacional	335.978	335.978	314.889	314.889
3.08	Resultado Não Operacional	(702)	(702)	51.668	51.668
3.08.01	Receitas	347	347	78.432	78.432
3.08.02	Despesas	(1.049)	(1.049)	(26.764)	(26.764)
3.09	Resultado Antes Tributação/Participações	335.276	335.276	366.557	366.557
3.10	Provisão para IR e Contribuição Social	(101.546)	(101.546)	496	496
3.10.01	Imposto de Renda	(74.473)	(74.473)	496	496
3.10.02	Contribuição Social	(27.073)	(27.073)	0	0
3.11	IR Diferido	8.372	8.372	(23.247)	(23.247)
3.11.01	Imposto de Renda	6.810	6.810	7.793	7.793
3.11.02	Contribuição Social	1.562	1.562	(31.040)	(31.040)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	242.102	242.102	343.806	343.806
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	652.742.192	652.742.192	652.742.192	652.742.192
	LUCRO POR AÇÃO (Reais)	0,37090	0,37090	0,52671	0,52671
	PREJUÍZO POR AÇÃO (Reais)				

1 - CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à ANEEL, vinculada ao Ministério de Minas e Energia.

Em março de 2007, a Companhia adquiriu 2,82% de participação acionária na Machadinho Energética S.A. – MAESA, a qual é uma Sociedade de Propósito Específico – SPE que foi constituída para construir e explorar, através de consórcio, a usina hidrelétrica Machadinho pelo valor R$ 28.793. As companhias consorciadas são a MAESA e a Tractebel Energia, com participações de 83,06% e 16,94%, respectivamente. Em conseqüência desta aquisição, a Tractebel Energia aumentou a sua participação total na concessão e no consórcio em 2,34%.

Sua capacidade instalada, após a aquisição da participação na MAESA, incluindo a propriedade indireta das UHEs Itá, Cana Brava e Machadinho e da Unidade de Cogeração Lages, é de 5.881 MW, dos quais 79,37% em usinas hidrelétricas e 20,63% em termelétricas. A capacidade de fornecimento de energia elétrica da Companhia, incluindo o contrato para compra de longo prazo firmado com a controlada Itá Energética S.A. - ITASA é de 5.917 MW.

2 – APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

As Informações Trimestrais foram elaboradas segundo as práticas contábeis adotadas no Brasil, as quais são consistentes com aquelas adotadas para a elaboração das Demonstrações Contábeis de 31.12.2006.

Os valores apresentados nas Informações Trimestrais – ITR (textos e tabelas) estão expressos em milhares (de reais e outras moedas), exceto onde indicado de maneira diferente.

As notas explicativas às Demonstrações Contábeis de 31.12.2006 complementam as notas destas Informações Trimestrais, apresentadas de formas resumidas.

Demonstrações contábeis consolidadas

São eliminados os investimentos da investidora no capital das investidas, bem como os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA são consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado.

3 – APLICAÇÕES FINANCEIRAS

	Controladora		Consolidado	
	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Citibank – Fundo de Investimento Exclusivo				
Certificado de Depósito Bancário – CDB	27.876	32.715	106.423	49.233
Notas do Tesouro Nacional – NTN - D	-	-	4.185	4.508
Operações Compromissadas com Títulos Públicos Federais	381.122	153.637	391.566	157.341
Operações Compromissadas com Títulos Privados	-	-	26.588	22.165
	408.998	186.352	528.762	233.247
Banco Santos				
Certificado de Depósito Bancário – CDB	1.777	1.777	2.603	2.603
(-) Provisão para perdas em aplicações financeiras	(1.777)	(1.777)	(2.603)	(2.603)
	408.998	186.352	528.762	233.247

A provisão para perdas em aplicações financeiras foi constituída em decorrência da falência decretada do Banco Santos no ano de 2005.

4 – CONSUMIDORES, CONCESSIONÁRIAS E PERMISSIONÁRIAS

	Controladora				
	31.03.2007				31.12.2006
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Concessionárias	198.074	19	-	198.093	181.914
Comercializadoras	50.414	-	-	50.414	75.307
Consumidores livres	27.104	1.453	6	28.563	29.324
Exportação	3.239	-	740	3.979	740
Transações no âmbito da CCEE/MAE					
- Parcelamentos	19.065	-	-	19.065	19.537
- Recomposição tarifária extra-ordinária – RTE	6.319	-	223	6.542	7.841
- Agentes com ações judiciais ou inadimplentes	109.873	-	11.947	121.820	121.820
	135.257	-	12.170	147.427	149.198
	414.088	**1.472**	**12.916**	**428.476**	**436.483**
(-) Provisão para créditos de liquidação duvidosa	(109.873)	-	(11.947)	(121.820)	(121.820)
	304.215	**1.472**	**969**	**306.656**	**314.663**
Longo prazo					
Transações no âmbito da CCEE/MAE					
- Parcelamentos	11.409	-	-	11.409	13.820
- Recomposição tarifária extra-ordinária - RTE	1.372	-	-	1.372	2.243
	12.781	**-**	**-**	**12.781**	**16.063**

04.01 - NOTAS EXPLICATIVAS

	Consolidado				
	31.03.2007				31.12.2006
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Concessionárias	200.820	19	-	200.839	184.662
Comercializadoras	32.048	-	-	32.048	75.136
Consumidores livres	84.600	1.494	6	86.100	67.838
Exportação	3.239	-	740	3.979	740
Transações no âmbito da CCEE/MAE					
- Correntes	1.446	2	-	1.448	380
- Parcelamentos	19.065	-	-	19.065	19.537
- Recomposição tarifária extra-ordinária – RTE	6.319	-	223	6.542	7.841
- Agentes com ações judiciais ou inadimplentes	110.498	-	13.944	124.442	124.442
	137.328	2	14.167	151.497	152.200
	458.035	1.515	14.913	474.463	480.576
(-) Provisão para créditos de liquidação duvidosa	(110.498)	-	(12.076)	(122.574)	(122.574)
	347.537	1.515	2.837	351.889	358.002
Longo prazo					
Transações no âmbito da CCEE/MAE					
- Parcelamentos	11.409	-	-	11.409	13.820
- Recomposição tarifária extra-ordinária - RTE	1.372	-	-	1.372	2.243
	12.781	-	-	12.781	16.063

A provisão para devedores duvidosos sobre os valores vincendos foi constituída em virtude de incertezas quanto à realização de créditos decorrentes de transações ocorridas no âmbito do Mercado Atacadista de Energia Elétrica – MAE (atualmente, Câmara de Comercialização de Energia Elétrica – CCEE) no período de setembro de 2000 a setembro de 2002, cujos agentes devedores ingressaram com ações judiciais por discordarem da interpretação adotada por aquele órgão, relativamente às disposições do Acordo Geral do Setor Elétrico.

Os valores vencidos há mais de 90 dias relativos a transações no âmbito do MAE referem-se a débitos de agentes inadimplentes na 1ª liquidação do MAE, realizada em 30.12.2002. Tais valores estão sendo objeto de negociações bilaterais. Contudo, em razão das incertezas de recebimento do referido crédito, a Companhia mantém provisão para créditos de liquidação duvidosa, independentemente das ações aplicáveis ao caso.

5 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS A COMPENSAR

	Controladora		Consolidado	
	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Circulante				
ICMS	42.304	44.375	43.711	45.857
Imposto de renda	14.345	9.021	19.577	10.369
Contribuição social	6.522	2.945	8.230	3.199
COFINS	1.714	1.139	2.309	1.139
PIS	372	249	501	249
INSS	7.031	7.245	7.031	7.245
	72.288	**64.974**	**81.359**	**68.058**
(-) Provisão para perdas na recuperação de créditos de ICMS	(41.351)	(41.351)	(41.351)	(41.351)
	30.937	**23.623**	**40.008**	**26.707**
Longo prazo				
ICMS	3.250	3.110	6.019	5.880
COFINS	6.007	5.943	6.017	5.953
PIS	1.304	1.289	1.306	1.291
	10.561	**10.342**	**13.342**	**13.124**

A provisão para perdas na realização de crédito acumulado de ICMS decorrente da aquisição de gás natural para produção de energia elétrica na UTE William Arjona, no Estado do Mato Grosso do Sul, foi constituída em virtude da dificuldade de compensação total dos créditos naquele Estado, tendo em vista que a venda de energia elétrica ocorria com diferimento de ICMS.

6 – ATIVO FISCAL DIFERIDO

	Controladora				
	31.03.2007				31.12.2006
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Remuneração das Imobilizações em Curso – RIC	146.550	36.637	-	36.637	34.167
Benefícios pós-emprego	173.529	43.382	15.618	59.000	57.120
Provisão para créditos de liquidação duvidosa	121.820	30.455	10.964	41.419	41.419
Provisão para contingências	100.236	25.059	9.021	34.080	33.565
Provisão para perdas com créditos de ICMS	41.351	10.338	3.722	14.060	14.060
Depreciação acelerada UTE W. Arjona	27.696	6.924	2.493	9.417	9.701
Participação de empregados nos lucros e bônus gerencial	21.115	5.279	1.900	7.179	5.731
Provisão para perdas com *swap*	13.515	3.379	1.216	4.595	1.539
Ajuste a valor presente de valores a receber	23.888	5.972	2.150	8.122	8.598
Provisão para perdas em aplicações financeiras	1.777	444	160	604	604
Provisão honorários advocatícios e de auditoria	659	165	59	224	461
		168.034	47.303	215.337	206.965
Classificação do ativo fiscal diferido:					
Circulante		18.201	5.234	23.435	19.683
Não circulante		149.833	42.069	191.902	187.282
		168.034	47.303	215.337	206.965

04.01 - NOTAS EXPLICATIVAS

	Consolidado				
	31.03.2007				31.12.2006
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Remuneração das Imobilizações em Curso – RIC	146.550	36.637	-	36.637	34.167
Benefícios pós-emprego	173.529	43.382	15.618	59.000	57.120
Provisão para créditos de liquidação duvidosa	122.574	30.643	11.032	41.675	41.675
Provisão para contingências	102.481	25.620	9.224	34.844	34.305
Provisão para perdas com créditos de ICMS	41.351	10.338	3.722	14.060	14.060
Depreciação acelerada UTE W. Arjona	27.696	6.924	2.493	9.417	9.701
Participação de empregados nos lucros e bônus gerencial	21.115	5.279	1.900	7.179	5.731
Provisão para perdas com *swap*	13.515	3.379	1.216	4.595	1.539
Ajuste a valor presente de valores a receber	23.888	5.972	2.150	8.122	8.598
Provisão para perdas em aplicações financeiras	2.603	651	234	885	885
Provisão honorários advocatícios e de auditoria	659	165	59	224	461
Prejuízo fiscal	1.932	483	-	483	1.144
Base negativa da contribuição social	2.416	-	217	217	454
		169.473	47.865	217.338	209.840
Classificação do ativo fiscal diferido:					
Circulante		18.735	5.470	24.205	21.351
Não circulante		150.738	42.395	193.133	188.489
		169.473	47.865	217.338	209.840

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de prejuízo fiscal e da base negativa da contribuição social, a realização dar-se-á pela compensação de sua base, limitada a 30% dos lucros tributáveis nos períodos subseqüentes.

04.01 - NOTAS EXPLICATIVAS

O horizonte de realização do ativo fiscal diferido a longo prazo e a sua recuperação através de geração de lucros tributáveis futuros foram estimados conforme abaixo:

	Controladora	Consolidado
Ativo fiscal diferido, registrado		
2008	11.743	11.836
2009	18.363	19.042
2010	31.552	31.586
2011	53.803	54.094
2012	11.845	11.879
2013 a 2015	31.827	31.898
2016 em diante	32.769	32.798
	191.902	193.133
Ativo fiscal diferido, não registrado		
2017 em diante	18.196	18.196
	210.098	211.329

O ativo fiscal diferido não registrado corresponde a Remuneração das Imobilizações em Curso – RIC. A sua realização ocorre na proporção da depreciação dos respectivos ativos, cujo prazo, atualmente, ultrapassa 10 anos, resultando em ativo fiscal diferido não reconhecido, em observância à Instrução CVM nº 371/02.

7 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Controladora			
	31.03.2007		31.03.2006	
	Imposto de renda	Contribuição social	Imposto de renda	Contribuição social
Resultado antes dos tributos	**335.276**	**335.276**	**366.557**	**366.557**
Diferenças permanentes				
Adições				
Amortização de ágio	1.687	-	1.687	-
Gratificação e 13° de dirigentes	657	-	60	-
Doações	400	400	420	420
Outras despesas indedutíveis	44	44	64	64
Exclusões				
Equivalência patrimonial	(52.261)	(52.261)	(22.158)	(22.158)
Provisão para perdas da UTE Jacuí	-	-	(303.131)	-
Remuneração das Imobilizações em Curso – RIC				
UTE Jacuí	-	-	(71.263)	-
Demais ativos	(3.644)	-	(3.408)	-
Base de cálculo dos tributos no resultado	**282.159**	**283.459**	**(31.172)**	**344.883**
Alíquotas	25%	9%	25%	9%
Imposto de renda e contribuição social	**(70.540)**	**(25.511)**	**7.793**	**(31.040)**
Complemento do imposto de renda sobre a RIC	2.471	-	-	-
Incentivos fiscais	400	-	420	-
Adicional de 10% sobre lucro até R$ 20 mensais	6	-	6	-
Imposto de renda de períodos anteriores	-	-	70	-
Imposto de renda e contrib.social - resultado	**(67.663)**	**(25.511)**	**8.289**	**(31.040)**
Composição dos tributos no resultado:				
Corrente	(74.473)	(27.073)	496	-
Diferido	6.810	1.562	7.793	(31.040)
	(67.663)	**(25.511)**	**8.289**	**(31.040)**

04.01 - NOTAS EXPLICATIVAS

	Consolidado			
	31.03.2007		31.03.2006	
	Imposto de renda	Contribuição social	Imposto de renda	Contribuição social
Resultado antes dos tributos	**366.289**	**366.289**	**376.632**	**376.632**
Diferenças permanentes				
Adições				
Amortização de ágio	1.687	-	1.687	-
Gratificação e 13º de dirigentes	707	-	109	-
Doações	550	550	570	570
Outras despesas indedutíveis	56	56	64	64
Exclusões				
Ajuste de exercícios anteriores de controladas	-	-	(300)	(300)
Provisão para perdas da UTE Jacuí	-	-	(303.131)	-
Remuneração das Imobilizações em Curso – RIC				
UTE Jacuí	-	-	(71.263)	-
Demais ativos	(3.644)	-	(3.408)	-
Ajuste em controlada tributada pelo lucro presumido	(1.470)	(1.108)	(1.890)	(1.519)
Base de cálculo dos tributos no resultado	**364.175**	**365.787**	**(930)**	**375.447**
Alíquotas	25%	9%	25%	9%
Imposto de renda e contribuição social	**(91.044)**	**(32.921)**	**233**	**(33.791)**
Complemento do imposto de renda sobre a RIC	2.471	-	-	-
Incentivos fiscais	550	-	570	-
Imposto de renda e contribuição social de períodos anteriores	(2.400)	(864)	122	19
Adicional de 10% sobre lucro até R$ 20 mensais	21	-	21	-
Imposto de renda e contrib.social - resultado	**(90.402)**	**(33.785)**	**946**	**(33.772)**
Composição dos tributos no resultado:				
Corrente	(96.568)	(35.116)	(8.430)	(3.302)
Diferido	6.166	1.331	9.376	(30.470)
	(90.402)	**(33.785)**	**946**	**(33.772)**

8 – ALIENAÇÕES DE BENS E DIREITOS

Em junho de 2004, julho de 2005 e março de 2006, a Companhia transferiu 33,33%, em cada ano, do projeto Jacuí à Elétrica Jacuí S.A. – ELEJA, a qual passou a ser titular da totalidade do mesmo. A ELEJA é uma sociedade de propósito específico, controlada por sociedade detentora dos direitos de exploração de jazidas de carvão mineral na região do projeto Jacuí. Nos termos do contrato, a ELEJA assumiu a responsabilidade pela conclusão do projeto Jacuí.

De acordo com as condições contratuais os valores da venda estão sendo atualizados pelo IGP-DI e serão recebidos em 36 parcelas a partir da data de início da operação comercial da UTE Jacuí ou da data que se completarem quatro anos, contados a partir da venda e exercícios de opção de compra, o que ocorrer primeiro.

Considerando que os valores contratuais estão a preço futuro, a Companhia procedeu, em 2006, o seu ajuste a valor presente, aplicando a taxa de desconto de 10% a.a. Os valores nominais e os descontados a valor presente, na controladora e no consolidado, são como se segue:

	31.03.2007	31.12.2006
Valor da alienação	94.740	93.855
(-) Ajuste a valor presente	(23.888)	(25.290)
	70.852	68.565

9 – INVESTIMENTOS

a) Composição

	Controladora		Consolidado	
	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Participações societárias permanentes:				
Avaliadas pelo método de equivalência patrimonial	892.127	841.543	33.070	34.757
Avaliadas pelo custo de aquisição	28.796	-	28.796	-
Bens e direitos de uso futuro e destinados à alienação	1.742	1.742	1.742	1.742
Outros investimentos	371	374	371	374
	923.036	843.659	63.979	36.873

b) Participações societárias permanentes

b.1) Avaliadas pelo método de equivalência patrimonial

Empresas	Lote de Mil Ações ou Quotas (31.03.2007)	Participação (%) (31.03.2007)	Lucro Líquido (Prejuízo) (31.03.2007)	Patrimônio Líquido (31.03.2007)	Patrimônio Líquido (31.12.2006)
Itá Energética S.A. - ITASA	253.607	48,75	11.933	579.513	567.580
Companhia Energética Meridional - CEM	344.528	99,99	21.435	501.993	480.558
Lages Bioenergética Ltda.	30.530	99,99	2.060	34.476	32.416
Tractebel Energia Comercializadora Ltda.	4.200	99,99	22.961	40.074	17.113
Delta Energética S.A.	45	99,99	(12)	2	4

Movimentação dos investimentos

Empresas	Saldo em 31.12.2006	Aumento de Capital	Resultado da Equivalência Patrimonial	Amortização do Ágio	Saldo em 31.03.2007
ITASA					
Equival. Patrimonial	276.695	-	5.817	-	282.512
Ágio	8.010	-	-	(572)	7.438
CEM					
Equival. Patrimonial	480.558	-	21.435	-	501.993
Ágio	26.747	-	-	(1.115)	25.632
Lages Bioenergética	32.416	-	2.060	-	34.476
Tractebel Comercializadora	17.113	-	22.961	-	40.074
Delta Energética	4	10	(12)	-	2
	841.543	10	52.261	(1.687)	892.127

O ágio na aquisição dos investimentos tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

b.2) Avaliadas pelo custo de aquisição

Machadinho Energética S.A. – MAESA

Conforme mencionado no Contexto Operacional (ver Nota 1), em março de 2007, a Companhia adquiriu participação de 2,82 % na MAESA, pelo valor de R$ 28.793, a qual está sendo avaliada pelo método de custo.

10 - ATIVO IMOBILIZADO

a) Composição

	Consolidado					
	31.03.2007				31.12.2006	
	Taxas médias de depreciação	Custo corrigido	Depreciação amortização acumulada	Valor líquido	Valor líquido	Empresa
Imobilizações em Serviço						
Geração Hidrelétrica						
UHE Salto Santiago	2,5	640.764	(494.115)	146.649	150.495	Controladora
UHE Salto Osório	2,8	304.641	(235.466)	69.175	70.754	Controladora
UHE Passo Fundo	2,5	123.126	(93.401)	29.725	30.353	Controladora
UHE Itá (em consórcio)	2,3	1.776.683	(273.608)	1.503.075	1.521.266	Controladora /ITASA
UHE Machadinho (em consórcio)	2,4	179.939	(21.438)	158.501	159.065	Controladora
UHE Cana Brava	2,5	874.477	(99.550)	774.927	780.930	CEM
		3.899.630	(1.217.578)	2.682.052	2.712.863	
Geração Termelétrica						
Complexo Jorge Lacerda	4,3	2.473.565	(1.284.249)	1.189.316	1.188.778	Controladora
UTE Charqueadas	4,4	56.809	(49.571)	7.238	7.338	Controladora
UTE Alegrete	4,1	8.237	(7.274)	963	851	Controladora
UTE William Arjona	4,3	174.660	(72.187)	102.473	105.220	Controladora
Unidade de Cogeração Lages	4,3	73.861	(9.050)	64.811	65.238	Lages
		2.787.132	(1.422.331)	1.364.801	1.367.425	
Equipamentos Gerais e Outros	10,0	44.442	(18.359)	26.083	17.492	Consolidado
		6.731.204	(2.658.268)	4.072.936	4.097.780	
Imobilizações em Curso						
Geração Hidrelétrica		25.235	-	25.235	22.499	Controladora/ ITASA/CEM
Geração Termelétrica		9.942	-	9.942	32.214	Controladora /Lages
Equipamentos Gerais e Outros		1.398	-	1.398	6.024	Controladora
		36.575	-	36.575	60.737	
Total das imobilizações		6.767.779	(2.658.268)	4.109.511	4.158.517	
Obrigações especiais		(9.619)	-	(9.619)	(9.619)	Controladora /Lages
		6.758.160	(2.658.268)	4.099.892	4.148.898	

b) Mutação do ativo imobilizado

	Controladora			Consolidado		
	Em serviço	Em curso	Total	Em serviço	Em curso	Total
Saldo em 31.12.2006	**2.791.039**	**54.890**	**2.845.929**	**4.097.780**	**60.737**	**4.158.517**
Aquisições	-	3.896	3.896	-	4.641	4.641
Transferências	28.371	(28.371)	-	28.803	(28.803)	-
Depreciação	(42.711)	-	(42.711)	(52.731)	-	(52.731)
Baixas	(916)	-	(916)	(916)	-	(916)
	2.775.783	**30.415**	**2.806.198**	**4.072.936**	**36.575**	**4.109.511**
Obrigações Especiais	(9.494)	-	(9.494)	(9.619)	-	(9.619)
Saldo em 31.03.2007	**2.766.289**	**30.415**	**2.796.704**	**4.063.317**	**36.575**	**4.099.892**

11 - ATIVO INTANGÍVEL

	Consolidado					
	31.03.2007				31.12.2006	
	Taxas médias de amortização	**Custo corrigido**	**Amortização acumulada**	**Valor líquido**	**Valor líquido**	**Empresa**
Direito de exploração UHE Cana Brava	3,2	88.664	(13.354)	75.310	76.022	CEM
Direito de uso de softwares	20,0	9.593	(7.292)	2.301	1.288	Consolidado
		98.257	(20.646)	77.611	77.310	

12 - UNIDADES 4 E 5 DA UTE WILLIAM ARJONA

As unidades geradoras 4 e 5 da usina termelétrica William Arjona, com potência total de 70 MW, utilizam gás natural para geração de energia elétrica e foram implantadas com o objetivo específico de atender a Comercializadora Brasileira de Energia Emergencial – CBEE, sob a regência do Contrato de Suprimento de Energia Elétrica firmado em 10.01.2002, com vigência até 31.12.2004.

A Administração da Companhia vinha considerando a possibilidade de desativar tais unidades geradoras no final do contrato com a CBEE. Em linha com esta possibilidade, a Companhia amortizou o valor econômico destes ativos no período de sua utilização, atingindo um valor residual compatível com o valor estimado de alienação.

Em 26 de outubro de 2004 a Administração da Companhia comunicou à Assessoria do Ministério de Minas e Energia que, após o término do contrato com a CBEE, as referidas unidades geradoras seriam mantidas e estariam à disposição para operação centralizada, de acordo com as normas e procedimentos do Operador Nacional do Sistema Elétrico – ONS, a partir de 1º de janeiro de 2005, nas mesmas condições das unidades 1, 2 e 3.

Desta forma, o processo de depreciação das referidas unidades não foi interrompido. Concomitantemente com a depreciação, a Companhia está revertendo a amortização acelerada reconhecida ao longo do contrato com a CBEE.

O custo e a depreciação das unidades geradoras 4 e 5, em 31.03.2007, é o seguinte:

	31.03.2007	31.12.2006
Custo	77.123	77.123
(-) Depreciação pela vida útil	(16.293)	(15.458)
(-) Depreciação acelerada	(27.696)	(28.531)
	33.134	33.134

13 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição

	Controladora					
	31.03.2007			31.12.2006		
	Principal e encargos			Principal e encargos		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	23.783	207.532	231.315	24.799	223.460	248.259
BNP Paribas (*Floating Rate Note*)	109.557	-	109.557	112.810	-	112.810
Deutsche Bank	3.939	7.878	11.817	4.107	8.215	12.322
ABN AMRO Bank	5.782	-	5.782	6.029	3.015	9.044
Encargos	13.744	-	13.744	5.966	-	5.966
	156.805	215.410	372.215	153.711	234.690	388.401
Moeda Nacional						
ELETROBRÁS	67.512	87.422	154.934	87.437	93.402	180.839
BNDES	9.395	-	9.395	9.769	1.987	11.756
Banco do Brasil	3.529	13.235	16.764	3.529	14.118	17.647
Encargos	213	-	213	1.706	-	1.706
	80.649	100.657	181.306	102.441	109.507	211.948
	237.454	316.067	553.521	256.152	344.197	600.349

04.01 - NOTAS EXPLICATIVAS

	Consolidado					
	31.03.2007			31.12.2006		
	Principal e encargos			Principal e encargos		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	23.783	207.532	231.315	24.799	223.460	248.259
BNP Paribas (Floating Rate Note)	109.557	-	109.557	112.810	-	112.810
Deutsche Bank	3.939	7.878	11.817	4.107	8.215	12.322
ABN AMRO Bank	5.782	-	5.782	6.029	3.015	9.044
Encargos	13.744	-	13.744	5.966	-	5.966
	156.805	215.410	372.215	153.711	234.690	388.401
Moeda Nacional						
ELETROBRAS	67.512	87.422	154.934	87.437	93.402	180.839
BNDES	36.332	141.955	178.287	36.674	150.498	187.172
Agentes Financiadores - BNDES	14.953	82.244	97.197	14.935	85.879	100.814
Banco do Brasil	3.529	13.235	16.764	3.529	14.118	17.647
Banco Regional de Desenvolvimento do Extremo Sul - BRDE	6.793	30.004	36.797	6.785	31.664	38.449
Encargos	1.366	-	1.366	3.008	-	3.008
	130.485	354.860	485.345	152.368	375.561	527.929
	287.290	570.270	857.560	306.079	610.251	916.330

b) Mutação dos empréstimos e financiamentos

	Controladora			Consolidado		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Saldo em 31.12.2006	**256.152**	**344.197**	**600.349**	**306.079**	**610.251**	**916.330**
Transferências	11.889	(11.889)	-	24.085	(24.085)	-
Encargos gerados	14.393	-	14.393	21.630	130	21.760
Variações monetárias/cambiais	(4.994)	(9.377)	(14.371)	(4.994)	(9.162)	(14.156)
Remuneração de garantias depositadas	-	(6.864)	(6.864)	-	(6.864)	(6.864)
Amortizações	(39.986)	-	(39.986)	(59.510)	-	(59.510)
Saldo em 31.03.2007	**237.454**	**316.067**	**553.521**	**287.290**	**570.270**	**857.560**

04.01 - NOTAS EXPLICATIVAS

c) Composição por tipo de moeda estrangeira e indexadores nacionais

	Controladora					
	31.03.2007			31.12.2006		
	Moeda mil	Reais	%	Moeda mil	Reais	%
Moeda estrangeira						
Dólar Americano – USD	126.135	258.627	46,72	128.392	274.502	45,73
Euro – EUR	41.472	113.588	20,52	40.386	113.899	18,97
		372.215	67,24		388.401	64,70
Moeda nacional						
IVRRJR (baseado na UFIR)		154.933	27,99		182.286	30,36
Não indexado		26.373	4,77		29.662	4,94
		181.306	32,76		211.948	35,30
		553.521	100,00		600.349	100,00

	Consolidado					
	31.03.2007			31.12.2006		
	Moeda mil	Reais	%	Moeda mil	Reais	%
Moeda estrangeira						
Dólar Americano – USD	126.135	258.627	30,16	128.392	274.502	29,96
Euro – EUR	41.472	113.588	13,24	40.386	113.899	12,43
		372.215	43,40		388.401	42,39
Moeda nacional						
IVRRJR (baseado na UFIR)		154.933	18,07		182.286	19,89
TJLP		304.039	35,45		315.981	34,48
Não indexado		26.373	3,08		29.662	3,24
		485.345	56,60		527.929	57,61
		857.560	100,00		916.330	100,00

d) Variação das moedas estrangeiras e indexadores

	Cotação		%	
Moeda – indexador	31.03.2007	31.03.2006	1º Trim. 2007	1º Trim. 2006
Dólar Americano – USD	2,05040	2,17240	(4,10)	(7,19)
Libra Esterlina – GBP	-	3,77281	-	(6,20)
Euro – EUR	2,73892	2,63273	(2,88)	(4,92)
TJLP	-	-	1,58	2,17
SELIC	-	-	3,03	4,04

e) Condições contratadas

		Condições de Pagamento		
	Encargos	**Vencimento**	**Encargos**	**Principal**
Moeda Estrangeira				
Tractebel Energia				
Secretaria do Tesouro Nacional	Libor + 1,075% a.a.	Abr 2014	Semestrais, em Abr e Out	Semestrais, em Abr e Out
BNP Paribas (Floating Rate Note)	Euribor + 7% a.a.	Nov 2007	Anual em Nov	Parcela única em Nov 2007
Deutsche Bank	Libor + 0,55% + IR s/juros (10%)	Out 2009	Semestrais, em Abr e Out	Semestrais, em Abr e Out
ABN AMRO Bank	Libor + 2,5% a.a.	Mar 2008	Semestrais, em Mar e Set	Semestrais, em Mar e Set
Moeda Nacional				
Tractebel Energia				
Eletrobrás	12% a.a.	Abr 2011	Mensais, até o vencimento	Mensais, até o vencimento
BNDES	Selic + 1% a.a.	Fev 2008	Mensais, até o vencimento	Mensais, até o vencimento
Banco do Brasil	9,35% a.a.	Dez 2011	Mensais, até o vencimento	Mensais, até o vencimento
CEM				
BNDES	TJLP + 4% a.a. (*)	Abr 2013	Mensais, até o vencimento	Mensais, até o vencimento
ITASA				
BNDES	TJLP + 4% a.a. (*)	Set 2013	Mensais, até o vencimento	Mensais, até o vencimento
Agentes Financiadores - BNDES	TJLP + 3,85% a.a. (*)	Set 2013	Mensais, até o vencimento	Mensais, até o vencimento
LAGES				
BRDE	TJLP + 2,25% a.a. (*)	Ago 2012	Mensais, até o vencimento	Mensais, até o vencimento

(*) O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao principal dos empréstimos e financiamentos.

f) Vencimentos dos empréstimos e financiamentos a longo prazo

	Controladora			Consolidado		
	Moeda estrangeira	Moeda nacional	Total	Moeda estrangeira	Moeda nacional	Total
2008	27.574	21.509	49.083	27.574	58.021	85.595
2009	25.148	30.974	56.122	25.148	79.658	104.806
2010	18.634	33.848	52.482	18.634	82.532	101.166
2011	18.634	14.326	32.960	18.634	63.010	81.644
2012	13.790	-	13.790	13.790	46.420	60.210
2013	8.946	-	8.946	8.946	25.219	34.165
2014	4.325	-	4.325	4.325	-	4.325
2024	98.359	-	98.359	98.359	-	98.359
	215.410	100.657	316.067	215.410	354.860	570.270

g) Garantias

g.1) Tractebel Energia S.A.

Empréstimos e financiamentos em moeda estrangeira

Secretaria do Tesouro Nacional - STN: (a) Cessão e transferência à União dos recebíveis, até o limite suficiente para pagamento das prestações e demais encargos devidos em cada vencimento; (b) depósito, em forma de caução, no valor R$ 74.409, em 31.03.2007, o qual está apresentado em conta retificadora do financiamento correspondente.

ABN AMRO Bank: Nota Promissória, com vencimento à vista, no valor correspondente ao do financiamento.

Não há garantias concedidas para os demais empréstimos e financiamentos em moeda estrangeira da Companhia.

Empréstimos e financiamentos em moeda nacional

ELETROBRÁS: (a) Procuração ao credor com poderes de, em caso de inadimplência, transferir para o seu próprio nome, os valores necessários para o pagamento de sua dívida, a partir da conta bancária arrecadadora de receitas da Companhia; (b) Notas Promissórias no montante referente ao do financiamento, estando os títulos vinculados aos termos contratuais.

BNDES: Cessão e transferência ao Banco do valor equivalente a 1,33% do seu faturamento mensal, a ser feita através de depósitos em Conta Arrecadadora e Conta Vinculada.

Banco do Brasil: (a) Cessão e transferência de crédito no valor de R$ 8.726, anuais, representado por venda de energia elétrica ou outros recursos com a mesma finalidade; (b) Caução de Nota Promissória no valor correspondente ao do financiamento.

g.2) Itá Energética S.A. - ITASA

BNDES e Agentes Financeiros: (a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; (b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com seus acionistas; (c) conta reserva num montante equivalente a três meses da dívida do BNDES (substituída por fiança bancária) e três meses das despesas contratuais de operação e manutenção da UHE Itá. Além dessas garantias, os sócios caucionaram a totalidade das ações da ITASA ao BNDES e Agentes Financeiros.

g.3) Companhia Energética Meridional - CEM

BNDES: Contrato de Financiamento Mediante Abertura de Crédito: (a) Cessão de todas as receitas e demais valores recebidos decorrentes da geração e da comercialização provenientes da Usina Hidrelétrica Cana Brava; (b) cessão do direito de receber todos e quaisquer valores que venham a ser exigíveis e pendentes de pagamento pelo Poder Concedente, nos termos da Concessão, mas não se limitando, a todas as indenizações pela extinção da Concessão; (c) obrigação de manter aberta uma Conta Reserva com um montante depositado equivalente a seis meses do serviço da dívida.

g.4) Lages Bioenergética Ltda.

BRDE: (a) Cessão dos direitos creditórios do Contrato de Compra e Venda de Energia Elétrica celebrado com a CELESC, com a interveniência da Tractebel; (b) cessão dos Direitos de Indenização decorrentes dos Contratos de Compra e Venda de Vapor e Compra e Venda de Biomassa celebrados com as empresas Sofia Industrial e Exportadora Ltda. e a Battistella Ind. e Com. Ltda.; (c) cessão dos Direitos Emergentes da Autorização concedida pela ANEEL para estabelecer-se como Produtor Independente de Energia Elétrica; (d) obrigação de manter aberta uma Conta Reserva com um montante depositado equivalente a, em média, quatro meses do serviço da dívida.

14 – DEBÊNTURES

a) Composição

	31.03.2007					31.12.2006
	Circulante			Não circulante	Total	Total
	Encargos	Principal	Sub-Total			
Tractebel Energia S.A.						
1ª Série	12.377	6.551	18.928	140.000	158.928	153.782
2ª Série	3.149	-	3.149	60.000	63.149	61.222
Total Controladora	**15.526**	**6.551**	**22.077**	**200.000**	**222.077**	**215.004**
CEM (Série Única)	**4.105**	**9.801**	**13.906**	**74.294**	**88.200**	**86.019**
ITASA (1ª e 2ª Séries)	**4.876**	**8.190**	**13.066**	**49.140**	**62.206**	**60.155**
Total Consolidado	**24.507**	**24.542**	**49.049**	**323.434**	**372.483**	**361.178**

b) Mutação das debêntures

	Controladora			Consolidado		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Saldo em 31.12.2006	**15.004**	**200.000**	**215.004**	**37.834**	**323.344**	**361.178**
Transferências	1.612	(1.612)	-	1.612	(1.612)	-
Encargos gerados	5.461	-	5.461	8.954	90	9.044
Variações monetárias	-	1.612	1.612	649	1.612	2.261
Saldo em 31.03.2007	**22.077**	**200.000**	**222.077**	**49.049**	**323.434**	**372.483**

c) Condições contratadas

	Quantidade em circulação	Remuneração	Condições de Pagamento: Juros/atualização monetária	Condições de Pagamento: Principal	Garantia
Tractebel Energia					
1ª Série	14.000	IGPM + 9,29% a.a.	Anualmente em 02.05	Parcela única em 02.05.11	Sem garantia
2ª Série	6.000	103,9% do CDI	Semestrais em 02.05 e 02.11	Parcela única em 02.05.10	Sem garantia
CEM					
Série Única	7.773	TJLP + 4% a.a. (*)	Semestral em 01.04 e 01.10, até 01.04.2013	Semestral, variando de 4,2752% em 01.04.07, a 7,5737% em 01.04.13	Recebíveis decorrentes da geração e comercialização de energia
ITASA					
1ª Série e 2ª Série	8.400	IGPM + 9,4% a.a.	Anualmente em 01.12 (1ª série) e 01.06 (2ª série)	7 parcelas iguais, em 01.12 (1ª série) e 01.06 (2ª série) de cada ano, até 01.12.13 (1ª série), e 01.06.13 (2ª série)	Penhor dos Direitos Creditórios dos contratos de venda de energia para os seus acionistas

(*) O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

d) Variação dos indexadores

	%	
Moeda – indexador	**31.03.2007**	**31.03.2006**
TJLP	1,58	2,17
IGP-M	1,11	(0,69)
CDI	3,02	4,03

e) Vencimentos das debêntures a longo prazo

	Controladora	Consolidado
2008	-	18.971
2009	-	20.049
2010	60.000	81.235
2011	140.000	162.540
2012	-	23.974
2013	-	16.665
	200.000	323.434

15 – FORNECEDORES

	Controladora		Consolidado	
	31.03.2007	**31.12.2006**	**31.03.2007**	**31.12.2006**
Energia elétrica comprada de terceiros	77.026	77.257	52.626	70.244
Transações no âmbito da CCEE	28.682	75.921	30.564	75.922
Encargos de uso da rede elétrica	45.316	44.379	49.821	48.880
Combustíveis fósseis / biomassa	2.550	6.252	2.746	6.334
Materiais e serviços	29.189	32.115	34.528	37.939
	182.763	235.924	170.285	239.319

16 – OBRIGAÇÕES ESTIMADAS

	Controladora			
	31.03.2007			31.12.2006
	Circulante	**Não circulante**	**Total**	**Total**
Provisões trabalhistas	10.031	-	10.031	10.515
Provisão participação nos resultados e bônus gerencial	21.071	44	21.115	16.858
Outras	546	659	1.205	1.822
	31.648	703	32.351	29.195

As provisões trabalhistas referem-se às estimativas de 13° salário, férias, gratificação de férias e os respectivos encargos sociais.

Consolidado

O balanço patrimonial consolidado inclui o valor de R$ 111, referente a provisões trabalhistas reconhecidas no passivo circulante das controladas ITASA e CEM (R$ 108 em 31.12.2006).

17 – PROVISÕES PARA CONTINGÊNCIAS

A companhia possui notificações fiscais e cíveis que estão sendo impugnadas administrativamente, bem como processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

a) Composição

	Controladora			
	31.03.2007			31.12.2006
	Provisão bruta	(-) Depósitos judiciais	Provisão líquida	Provisão líquida
Trabalhistas				
Vínculo empregatício e reintegração	17.476	16.151	1.325	1.525
Periculosidade	714	549	165	110
Horas extras	798	622	176	222
Equiparação salarial e enquadramento funcional	790	180	610	629
Horas *in itinere*	834	693	141	34
Outras	3.021	1.912	1.109	409
	23.633	20.107	3.526	2.929
Cíveis				
Reajuste e rescisões de contratos com fornecedores	16.329	-	16.329	15.970
Doença ocupacional e acidente do trabalho	21.211	-	21.211	20.662
Atingidos pela UHE Itá	791	-	791	875
Danos emergentes e lucros cessantes	774	-	774	755
Outras	794	-	794	775
	39.899	-	39.899	39.037
Fiscais				
Contribuição Social	12.417	3.207	9.210	8.958
INSS	24.287	10.672	13.615	13.117
	36.704	13.879	22.825	22.075
	100.236	33.986	66.250	64.041
Classificação no Balanço				
Circulante			10.089	11.000
Não circulante			56.161	53.041
			66.250	64.041

04.01 - NOTAS EXPLICATIVAS

	Consolidado			
	31.03.2007			31.12.2006
	Provisão bruta	(-) Depósitos judiciais	Provisão líquida	Provisão líquida
Trabalhistas				
Vínculo empregatício e reintegração	17.476	16.151	1.325	1.525
Periculosidade	714	549	165	110
Horas extras	798	622	176	222
Equiparação salarial e enquadramento funcional	790	180	610	629
Horas *in itinere*	834	693	141	34
Outras	3.021	1.912	1.109	409
	23.633	20.107	3.526	2.929
Cíveis				
Reajuste e rescisões de contratos com fornecedores	16.329	-	16.329	15.970
Doença ocupacional e acidente do trabalho	21.211	-	21.211	20.662
Atingidos pela UHE Itá	1.532	-	1.532	2.489
Danos emergentes e lucros cessantes	774	-	774	755
Outras	3.590	-	3.590	2.615
	43.436	-	43.436	42.491
Fiscais				
Contribuição Social	12.417	3.207	9.210	8.958
INSS	24.287	10.672	13.615	13.117
	36.704	13.879	22.825	22.075
	103.773	33.986	69.787	67.495
Classificação no Balanço				
Circulante			10.295	11.206
Não circulante			59.492	56.289
			69.787	67.495

O sumário das contingências fiscais acima referidas, cujo risco foi avaliado como provável é como segue:

Contribuição Social - refere-se ao auto de infração originado pela compensação, na apuração da Contribuição Social sobre o Lucro Líquido – CSLL dos exercícios de 1996 e 1997, de base negativa da CSLL constituída anteriormente a 1992.

Instituto Nacional do Seguro Social (INSS) - corresponde a notificações decorrentes de divergências nos recolhimentos de Adicional de Seguro de Acidente do Trabalho sobre o custeio de aposentadoria especial e de contribuição previdenciária sobre parcelas indenizatórias.

b) Movimentação da provisão bruta

	Controladora			
	Trabalhistas	Cíveis	Fiscais	Provisão bruta
Saldo em 31.12.2006	**23.990**	**39.037**	**35.697**	**98.724**
Atualizações	465	966	1.007	2.438
Pagamentos	(748)	-	-	(748)
Reversões	(74)	(104)	-	(178)
Saldo em 31.03.2007	**23.633**	**39.899**	**36.704**	**100.236**

	Consolidado			
	Trabalhistas	Cíveis	Fiscais	Provisão bruta
Saldo em 31.12.2006	**23.990**	**42.491**	**35.697**	**102.178**
Adições	-	100	-	100
Atualizações	465	1.019	1.007	2.491
Pagamentos	(748)	-	-	(748)
Reversões	(74)	(174)	-	(248)
Saldo em 31.03.2007	**23.633**	**43.436**	**36.704**	**103.773**

c) Contingências de risco possível ou remoto

A Companhia é parte, também, em outros processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com processos de naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações contábeis. Os valores envolvidos estão abaixo discriminados:

	Controladora					
	31.03.2007					31.12.2006
	Risco possível	Risco remoto	Total bruto	(-) Depósitos Judiciais	Total líquido	Total líquido
Trabalhistas	9.666	10.621	20.287	4.232	16.055	17.027
Cíveis	9.562	3.610	13.172	-	13.172	13.204
Fiscais	157.181	29.780	186.961	109.557	77.404	23.492
	176.409	44.011	220.420	113.789	106.631	53.723

04.01 - NOTAS EXPLICATIVAS

	Consolidado					
	31.03.2007					31.12.2006
	Risco possível	Risco remoto	Total bruto	(-) Depósitos Judiciais	Total líquido	Total líquido
Trabalhistas	9.666	10.621	20.287	4.232	16.055	17.027
Cíveis	30.444	12.965	43.409	-	43.409	47.526
Fiscais	183.255	29.780	213.035	130.252	82.783	23.492
	223.365	53.366	276.731	134.484	142.247	88.045

A Companhia possui depósitos judiciais que estão vinculados a provisões de risco possível e remoto que, na sua maioria, são efetuados para garantia da condenação em execução ou efetivação de depósito recursal. Estes valores estão apresentados no ativo não circulante.

A Companhia, em julho de 2005, impetrou Mandado de Segurança contra o Delegado da Receita Federal em Florianópolis, por entender que a Instrução Normativa SRF nº 468/2004 invadiu a competência do Poder Legislativo, ao dar novo conceito ao termo "preço predeterminado", previsto no art. 10 da Lei º 10.833/03. A Companhia entende que a acepção do referido termo já está consagrada no Sistema Tributário Nacional e vem sendo usado desde o Decreto-lei nº 1.598/1977, o que implica ser a referida Instrução Normativa ilegal.

Em conseqüência, a Companhia recolheu o PIS e a COFINS incidentes sobre as receitas decorrentes de contratos firmados anteriormente a 31.10.2003, com prazo superior a um ano e a preço predeterminado, com base no regime de tributação cumulativa previsto na legislação anterior, no período de competência de junho de 2005 a outubro de 2006, depositando os valores que entendia indevidos em conta vinculada ao Juízo onde tramita a ação. A Companhia, a partir da competência de novembro de 2006, suspendeu os depósitos em virtude da previsão de decisão favorável do Tribunal Regional Federal da 4ª Região, a qual foi confirmada, por unanimidade, em 11.04.2007.

Na opinião dos consultores jurídicos, o risco de perda da demanda judicial é inferior à chance de êxito, razão pela qual a Companhia não está provisionando o valor não recolhido a partir da competência junho de 2005. A contingência, em 31.03.2007, apresentada como possível é de R$ 5.106, líquida dos depósitos judiciais.

d) Contingências ativas

De acordo com a orientação contida em Despacho da ANEEL, o registro do consumo de combustível fóssil adquirido com recursos da CCC/CDE que, até novembro de 2005, vinha sendo registrado na receita operacional, na rubrica "Subvenção combustível CCC/CDE", passou a ser contabilizado em conta retificadora do custo de produção de energia elétrica, na conta "combustível para produção de energia elétrica".

A Companhia entende que, em decorrência da alteração da referida prática contábil, o PIS/COFINS recolhidos em função do procedimento contábil anteriormente adotado devem ser recuperados. Assim sendo, está analisando a forma mais adequada de proceder a esta recuperação. O valor da contingência ativa atualizada para 31.03.2007 é de R$ 68.267.

18 - CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M. Os valores históricos e atualizados, em 31.03.2007, são os seguintes:

	Valor Histórico		Valor Atualizado	
Ano	Anual	Total	Anual	Total
De 01.04.2007 a 30.07.2023	680	12.920	1.584	25.865
De 01.08.2023 a 30.07.2033	61.280	612.800	142.709	1.427.086
		625.720		1.452.951

Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível em contrapartida com os passivos circulante e exigível a longo prazo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência para a licitação da referida concessão. Até a entrada em operação comercial da usina Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado.

a) Mutação

	Consolidado		
	Circulante	Não circulante	Total
Saldo em 31.12.2006	**1.559**	**201.546**	**203.105**
Transferências	418	(418)	-
Encargos gerados	-	4.802	4.802
Variações monetárias	-	2.327	2.327
Amortizações	(393)	-	(393)
Saldo em 31.03.2007	**1.584**	**208.257**	**209.841**

b) Vencimentos da concessão a pagar a longo prazo

2008	1.188
2009	1.584
2010	1.584
2011	1.584
2012	1.584
De 2013 até 2033	200.733
	208.257

19 – BENEFÍCIOS PÓS-EMPREGO

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar para seus empregados. A PREVIG é uma entidade fechada de previdência complementar, pessoa jurídica de direito privado, de fins não lucrativos, patrocinada pela Companhia na condição de sua Instituidora e por outras Companhias, pertencentes ao Grupo Suez.

Os Planos de Benefícios administrados pela PREVIG são dos tipos Benefício Definido e Contribuição Definida. O Plano de Benefício Definido encontra-se fechado para novas inscrições de empregados.

a.1) Plano de Benefício Definido

O Plano de Benefício Definido tem regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados.

Anteriormente à constituição da PREVIG, o Plano de Benefício Definido era administrado pela Fundação Eletrosul de Previdência e Assistência Social ELOS, patrocinada pela Companhia e por outra empresa, sem solidariedade entre as patrocinadoras. Em outubro de 2002, a Secretaria de Previdência Complementar aprovou a rescisão do Convênio de Adesão com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG. Apesar da rescisão do Convênio de Adesão, o Plano de Benefícios composto pelos participantes que entraram em gozo de benefícios até 23.12.1997, data da cisão da ELETROSUL, bem como pelos participantes que optaram pelo Benefício Proporcional Diferido até aquela data, continua sob a responsabilidade da Companhia.

Enquanto perdurar esta situação, a Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora desta fundação). As despesas são limitadas em 15% das respectivas receitas previdenciais da ELOS vinculadas a essa massa de participantes e o valor de responsabilidade da Companhia no 1° trimestre de 2007 foi de R$ 352 (R$ 263 no 1° trimestre de 2006).

04.01 - NOTAS EXPLICATIVAS

As partes continuam buscando alternativas àquela aprovada pela SPC para regularizar a situação que se apresenta até o momento.

A Companhia é responsável, também, por 100% do valor das despesas administrativas da PREVIG, as quais são limitadas em 15% do total das respectivas receitas previdenciais. O valor dessas despesas no 1° trimestre de 2007 foi de R$ 186 (R$ 525 no 1° trimestre de 2006).

Parte do passivo atuarial reconhecido no balanço, decorrente de benefícios pós-emprego, está coberta por obrigações contratadas/reconhecidas através de instrumento de confissão de dívida e de termo de acordo, firmado pela Companhia. A composição do passivo nas demonstrações contábeis é a seguinte:

	31.03.2007			31.12.2006
	Circulante	Não circulante	Total	Total
Obrigações contratadas/reconhecidas				
Contrato de confissão de dívidas passadas	14.577	129.143	143.720	144.945
Cobertura dos custos relativos à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40) e contribuições extraordinárias	4.426	3.901	8.327	9.709
Passivo atuarial não contratado	617	165.075	165.692	159.440
Passivo atuarial total	19.620	298.119	317.739	314.094

A composição dos contratos de confissão de dívidas passadas é como se segue:

	Ano	Amortização	Encargos	31.03.2007	31.12.2006
ELOS					
Contribuições adicionais	1993	mensal, até 12.2014	INPC + 6% a.a.	73.679	74.389
Parcelamento de dívidas	1993	mensal, até 11.2011	INPC + 6% a.a.	9.325	9.609
Contribuições suplementares passadas	2006	mensal, até 04.2011	INPC + 6% a.a.	10.925	11.338
Cobertura de reservas matemáticas	2006	mensal, até 12.2023	INPC + 6% a.a.	22.373	22.226
				116.302	117.562
PREVIG					
Cobertura de reservas matemáticas – Migração Plano Benefício Definido					
Benefícios concedidos	2006	mensal, até 04.2022	INPC + 6% a.a.	14.743	14.669
Benefícios a conceder	2006	mensal, até 04.2014	INPC + 6% a.a.	4.592	4.651
Cobertura de reservas matemáticas	2006	mensal, até 12.2023	INPC + 6% a.a.	7.366	7.318
Contribuições suplementares passadas	2006	mensal, até 04.2011	INPC + 6% a.a.	717	745
				27.418	27.383
				143.720	144.945

A movimentação do passivo atuarial está resumida a seguir:

	Plano de Aposentadoria	Gratificação de Confidencialidade	Total
Passivo em 31.12.2006	**313.173**	**921**	**314.094**
Despesas do 1° trimestre de 2007	11.362	65	11.427
Benefícios pagos pela Cia. no 1° trimestre de 2007	(7.775)	(7)	(7.782)
Passivo em 31.03.2007	**316.760**	**979**	**317.739**

04.01 - NOTAS EXPLICATIVAS

Os valores remanescentes a serem reconhecidos no resultado, no período de abril a dezembro de 2007, relativamente ao plano de Benefícios Definidos e Gratificação de Confidencialidade, são os seguintes:

	Plano de aposentadoria	Gratificação de Confidencialidade	Total
Custo do serviço corrente	258	49	307
Custo dos juros	91.852	112	91.964
Rendimento esperado dos ativos do plano	(58.810)	-	(58.810)
Amortização de perdas atuariais	963	36	999
Contribuição dos empregados	(180)	-	(180)
Total	34.083	197	34.280

a.2) Plano de Contribuição Definida

Além do plano de Benefício Definido, a PREVIG passou a administrar outro plano, do tipo Contribuição Definida, encerrando o plano inicial para novas inscrições em 05.10.2004, data da aprovação do novo plano, comunicada pela Secretaria de Previdência Complementar - SPC.

No plano de Contribuição Definida, do qual fazem parte 94% dos empregados da Companhia (887 participantes), o custeio do Plano de Benefícios é constituído por contribuições básicas dos participantes e da patrocinadora. A contribuição básica da Companhia corresponde ao mesmo valor da contribuição básica de seus empregados. O valor da contribuição da Companhia no 1° trimestre de 2007 foi de R$ 627 (R$ 580 no 1° trimestre de 2006).

Adicionalmente, a título de incentivo à migração, a Companhia assumiu uma contribuição especial correspondente a R$ 1.072 no 1° trimestre de 2007 (R$ 1.033 no 1° trimestre de 2006), paga ao participante com, no mínimo, 10 (dez) anos de vinculação ao plano anterior, calculada com o objetivo de aumentar as provisões matemáticas dos participantes, buscando neutralizar eventual impacto que teria ao optar pela migração.

Até 31.12.2006, a Companhia foi responsável pelo custeio de 100% das despesas administrativas do Plano de Contribuição Definida. No 1° trimestre de 2007, a patrocinadora foi responsável por 75% e os participantes do plano por 25% dessas despesas. A contribuição da Companhia nesse trimestre foi de R$ 255 (R$ 105 no 1° trimestre de 2006).

20 - PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica, na controladora e no consolidado, o imposto de renda e a contribuição social sobre o lucro líquido, no valor de R$ 36.535 no exigível a longo prazo, calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 107.456, correspondente ao período de setembro de 2000 a setembro de 2002. Considerando que o valor da receita está sendo contestado judicialmente por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto em Despacho da ANEEL, eventual êxito dos agentes impetrantes caracterizará a inexistência da receita e do respectivo ativo, razão pela qual a mesma está sendo tratada como provisão e considerada diferença temporária para fins fiscais.

21 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 5.000.000, independentemente de reforma estatutária. De acordo com o Regulamento de Listagem do Novo Mercado, a Companhia não poderá emitir ações preferenciais, ou partes beneficiárias. A Companhia não possui ações em tesouraria.

b) Capital social subscrito e integralizado

A Companhia é uma sociedade por ações de capital aberto, constituída de acordo com as leis do Brasil e listada no segmento do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

O capital social da Companhia, em 31 de março de 2007, é de R$ 2.445.766, totalmente subscrito e integralizado, e está representado por 652.742.192 ações ordinárias, todas nominativas e sem valor nominal. O valor patrimonial da ação, em 31 de março de 2007 é de R$ 4,61 (R$ 4,24 por ação em 31.12.2006).

O quadro societário da Companhia está assim constituído:

	% do Capital	
Acionistas	**31.03.2007**	**31.12.2006**
Suez Energy South America Participações Ltda.	68,71	68,71
Banco Clássico S.A.	10,00	10,00
BNDES Participações S.A. – BNDESPAR	2,80	2,80
União Federal	1,90	1,90
Outros	16,59	16,59
	100,00	100,00

c) **Composição das reservas**

	31.03.2007	31.12.2006
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	197.214	197.214
Reserva de retenção de lucros	29.897	29.896
	227.111	227.110

22 – DETALHAMENTO DOS GASTOS OPERACIONAIS POR NATUREZA

	Controladora					
	31.03.2007					31.03.2006
	Custos		Despesas			
	Produção e Comercializ.	Serviços Prestados	Despesas com Vendas	Gerais e Administrativas	Total	Total
Pessoal	20.238	1.502	761	8.961	31.462	25.571
Administradores	-	-	-	2.531	2.531	1.362
Material	4.191	29	2	249	4.471	3.506
Serviço de terceiro	7.959	330	112	7.178	15.579	13.601
Combustível p/produção energia	7.659	-	-	-	7.659	23.368
Compensação financeira pela utilização de recursos hídricos	7.571	-	-	-	7.571	10.983
Encargos de uso da rede elétrica e conexão	-	-	41.724	-	41.724	39.278
Depreciação e amortização	42.482	-	-	390	42.872	39.811
Pesquisa e desenvolvimento	-	-	-	-	-	9.635
Seguros	1.412	98	-	62	1.572	1.490
Taxa de fiscalização	-	-	-	1.694	1.694	2.003
Contribuições e doações	48	4	-	1.134	1.186	1.181
Outros	1.000	40	536	3.649	5.225	2.267
	92.560	2.003	43.135	25.848	163.546	174.056

04.01 - NOTAS EXPLICATIVAS

	Consolidado					
	31.03.2007					31.03.2006
	Custos		Despesas			
	Produção e Comercializ.	Serviços Prestados	Despesas com Vendas	Gerais e Administrativas	Total	Total
Pessoal	20.285	1.502	761	9.089	31.637	25.737
Administradores	-	-	-	2.912	2.912	1.721
Material	4.614	29	2	266	4.911	3.884
Serviço de terceiro	9.921	330	112	8.017	18.380	15.847
Combustível p/produção energia	9.520	-	-	-	9.520	24.448
Compensação financeira pela utilização de recursos hídricos	10.810	-	-	-	10.810	13.203
Encargos de uso da rede elétrica e conexão	-	-	48.923	-	48.923	49.071
Depreciação e amortização	53.212	-	-	2.697	55.909	52.083
Pesquisa e desenvolvimento	-	-	-	-	-	9.635
Seguros	1.673	98	-	62	1.833	1.887
Taxa de fiscalização	-	-	-	2.024	2.024	2.356
Contribuições e doações	54	4	-	1.319	1.377	1.311
Outros	1.104	40	703	3.848	5.695	2.536
	111.193	2.003	50.501	30.234	193.931	203.719

23 – (CONSTITUIÇÃO) REVERSÃO DE PROVISÕES OPERACIONAIS

	Controladora		Consolidado	
	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Benefícios pós-emprego	(288)	(2.126)	(288)	(2.126)
Contingências cíveis	40	(177)	(4)	(454)
Contingências fiscais	-	(1.600)	-	(1.600)
Contingências trabalhistas	283	139	283	139
Outras	702	-	702	-
	737	(3.764)	693	(4.041)

24 – RESULTADO FINANCEIRO

	Controladora		Consolidado	
	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Receitas financeiras				
Renda de aplicações financeiras	9.950	13.746	13.284	18.783
Juros sobre valores a receber	3.688	1.325	3.729	1.330
Variação monetária - depósitos judiciais	3.720	2.276	4.289	2.612
Variação monetária - contas a receber	652	324	652	324
Recuperação de despesas financeiras	-	6.282	-	6.282
Outras	1.313	1.379	1.404	1.859
	19.323	25.332	23.358	31.190
Despesas financeiras				
Encargos de dívidas	19.906	23.632	30.856	37.392
Encargos sobre garantias - STN	(6.864)	-	(6.864)	-
Encargos sobre concessão ANEEL	-	-	4.802	4.338
Encargos sobre passivo atuarial	11.052	12.370	11.052	12.370
Encargos sobre provisões operacionais, líquidos	1.298	2.105	1.309	2.130
Encargos sobre tributos e contribuições sociais	187	105	2.130	105
Variação monetária sobre financiamentos e debêntures	1.612	974	2.476	2.852
Variação monetária sobre Concessão ANEEL	-	-	2.327	1.746
Variação monetária sobre outras	886	2.907	901	2.936
Variação cambial sobre empréstimos e financiamentos	(14.371)	(32.505)	(14.371)	(32.505)
Perdas com *swaps* de taxa de câmbio/juros	9.302	10.042	9.302	15.494
CPMF	2.884	2.087	3.895	2.705
Outras	1.511	1.667	2.029	2.467
	27.403	23.384	49.844	52.030
Resultado financeiro	(8.080)	1.948	(26.486)	(20.840)

25 – INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia possui uma política de maior proteção do seu passivo em moeda externa, através de operações de *swaps* no mercado de balcão, onde a variação cambial de empréstimos e

financiamentos é trocada pela variação do CDI. Os vencimentos das operações de *swaps* são concomitantes com as datas de vencimento do fluxo de compromissos do passivo em moeda externa. As operações são registradas na Cetip e têm como contraparte, instituições financeiras de comprovada solidez financeira e patrimonial, respeitando os limites de crédito definidos pela Companhia.

Essas operações estão apresentadas nas demonstrações contábeis nas rubricas "Operações com derivativos", no passivo circulante, e "Perdas com *swaps* de taxa de câmbio/juros", na despesa financeira, conforme a seguir demonstrado:

	Controladora		Consolidado	
	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Passivo Circulante				
Operações com derivativos	13.515	4.526	13.515	4.526

	Controladora		Consolidado	
	31.03.2007	31.03.2006	31.03.2007	31.03.2006
Despesa Financeira				
Perdas com *swaps* de taxa de câmbio/juros	9.302	10.042	9.302	15.494

A exposição líquida da Companhia ao fator de risco de taxa de câmbio é a seguinte:

	Controladora		Consolidado	
	31.03.2007	31.12.2006	31.03.2007	31.12.2006
Empréstimos e financiamentos em moeda estrangeira	372.215	388.401	372.215	388.401
Instrumentos de *hedge* cambial				
Principal e juros incorridos	(156.805)	(153.711)	(156.805)	(153.711)
Juros a incorrer	(15.788)	(28.096)	(15.788)	(28.096)
Aplicações financeiras em moeda estrangeira	-	-	(4.184)	(4.508)
Exposição líquida	199.622	206.594	195.438	202.086

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo firmados com distribuidoras, a Companhia busca minimizar o seu risco de crédito através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes.

Nas transações de venda para clientes industriais, os chamados Consumidores Livres, para minimizar o risco de crédito diante desses parceiros comerciais, a Companhia, através de sua área de crédito, procede a uma análise de crédito prévia e estabelece, em conjunto com o Comitê de Crédito, o limite de crédito e garantias a serem exigidas das contrapartes.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira, com base em avaliação interna e em *ratings* divulgados pelas agências classificadoras de risco.

Conforme mencionado na Nota 3, a Companhia mantém aplicações financeiras em Fundo de Investimentos Exclusivo. O montante das aplicações por instituição financeira está dentro dos limites definidos pela Companhia, através de sua política de créditos para instituições financeiras.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional, quando disponíveis.

	Controladora			
	31.03.2007		31.12.2006	
	Contábil	Mercado	Contábil	Mercado
Empréstimos e encargos em moeda estrangeira	372.215	348.721	388.401	363.812
Empréstimos e encargos em moeda nacional	181.306	185.599	211.948	215.188
	553.521	534.320	600.349	579.000

Nas controladas, as operações envolvendo instrumentos financeiros não apresentam diferenças relevantes entre os valores médios de mercado e os valores apresentados nas Demonstrações Contábeis.

26 – TRANSAÇÕES COM PARTES RELACIONADAS

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	Controladora						
	31.03.2007						31.12.2006
	SESA (*)	CEM	ITASA	LAGES	TBLC (**)	Total	Total
Ativo							
Contas a receber	-	181	1.356	619	24.068	**26.224**	**17.732**
Dividendos a receber de controladas	-	83.806	3.286	15.929	-	**103.021**	**103.021**
Passivo							
Fornecedores de energia	-	31.077	10.541	-	-	**41.618**	**42.068**
Dividendos e juros sobre o capital próprio	327.989	-	-	-	-	**327.989**	**327.989**

	Controladora						
	31.03.2007						31.03.2006
	DELTA	CEM	ITASA	LAGES	TBLC (**)	Total	Total
Resultado							
Receita operacional							
Suprimento de Energia	-	-	-	1.380	55.221	**56.601**	**25.954**
Receitas de serviços							
Administração	-	168	-	27	-	**195**	**135**
Operação e manutenção	-	436	2.455	368	-	**3.259**	**3.246**
Custo de Energia Elétrica e Serviços							
Compra energia	-	67.549	28.755	-	-	**96.304**	**93.843**
Outros	-	-		6	-	**6**	**3**
Resultado de Participações Societárias	(12)	21.435	5.817	2.060	22.961	**52.261**	**20.471**

(*) Suez Energy South America Participações Ltda.
(**) Tractebel Energia Comercializadora Ltda.

27 - GARANTIAS A TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida apresentada nas Demonstrações Contábeis consolidadas da Companhia, em 31.03.2007 é de R$ 238.548 (R$ 243.059 em 31.12.2006).

Companhia Energética Meridional - CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações e no Contrato de Financiamento Mediante Abertura de Crédito, celebrados entre a controlada CEM e o BNDES. Como interveniente, a Companhia assumiu as obrigações em relação aos contratos:

garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;

ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.03.2007 totaliza R$ 179.070 (R$ 180.511 em 31.12.2006).

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 31.03.2007 totaliza R$ 36.827 (R$ 38.585 em 31.12.2006).

28 - SEGUROS

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 3.545.974, equivalentes a R$ 7.270.665 em 31.03.2007, e de lucro cessante com valor declarado de US$ 106.275, equivalentes a R$ 217.906 em 31.03.2007. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 150.000, equivalentes a R$ 307.560 em 31.03.2007, por evento.

A apólice e os valores acima se referem aos bens do patrimônio da Companhia. A UHE Cana Brava, cuja concessão pertence à controlada CEM, está incluída na apólice da Tractebel Energia com valor declarado para danos materiais de US$ 278.569, equivalentes a R$ 571.178 em 31.03.2007, e lucro cessante de US$ 9.642, equivalentes a R$ 19.770 em 31.03.2007.

Além dessas coberturas, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 50.000, equivalentes a R$ 102.520 em 31.03.2007. Estas apólices incluem a UHE Itá, construída e explorada em consórcio com a controlada em conjunto ITASA.

A controlada Lages Bioenergética Ltda. possui seguro de Riscos Operacionais com cobertura de US$ 25.000 equivalentes a R$ 51.260 em 31.03.2007, e possui também, apólice de responsabilidade civil com cobertura de US$ 50.000, equivalentes a R$ 102.520 em 31.03.2007.

Além destes seguros estratégicos, a Companhia possui seguros para cobertura de riscos em transportes nacionais e internacionais, seguro de responsabilidade de Conselheiros, Diretores e Administradores – (D&O) extensivo as suas controladas, bem como, seguro de vida em grupo para os seus Diretores e Empregados.

29 – CONTRATOS DE LONGO PRAZO

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

A Companhia mantém Contrato de Conexão com a ELETROSUL Centrais Elétricas S.A., com vigência até a data de extinção das concessões das unidades geradoras da Tractebel Energia, ou a extinção da transmissora, o que ocorrer primeiro.

b) Contrato de Uso do Sistema de Transmissão e Distribuição

A Companhia celebrou contratos com o Operador Nacional do Sistema Elétrico – ONS, empresas transmissoras e Empresa Energética do Mato Grosso do Sul S.A. – ENERSUL, com vigência até a data da extinção das concessões ou autorizações das unidades geradoras da Tractebel Energia ou a extinção das empresas transmissoras e distribuidoras, o que ocorrer primeiro.

c) Contratos Bilaterais de Venda de Energia Elétrica

De acordo com os dados acerca da energia assegurada e contratos de compra e venda em vigor, o balanço energético da Companhia mostra que a atual capacidade está quase totalmente contratada até 2008 e com parcela significativa contratada em 2009 e 2010.

d) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL. No mês de março de 2005, a ANEEL realizou fiscalização para verificar as condições de garantia de entrega física da UTE Uruguaiana e das Interconexões de Garabi (CIEN), onde foi constatada a indisponibilidade de efetiva geração e transporte de energia elétrica pelos agentes fiscalizados, nos montantes contratados. Em decorrência deste fato, o Ministério de Minas e Energia expediu a Portaria nº 153,

de 30.03.2005, definindo novos valores de garantia física dos respectivos empreendimentos de geração e interconexões.

Em 01.04.2005 foi publicada a Resolução Normativa ANEEL nº 155/05 estabelecendo os critérios a serem utilizados pelo Operador Nacional do Sistema Elétrico – ONS e pela Câmara de Comercialização de Energia Elétrica – CCEE na determinação dos limites de disponibilidade de geração e de garantia física de energia para a UTE Uruguaiana e para as Interconexões de Garabi. Com base nos referidos atos normativos foi reduzido o valor da garantia física originalmente atribuído à CIEN para o atendimento do contrato, de 300 MW para, aproximadamente, 72 MW. Em razão do modo como o contrato está registrado na CCEE, esta redução deixaria a Companhia sujeita às penalidades previstas na legislação setorial, por insuficiência de lastro físico, além da exposição ao mercado de curto prazo da CCEE, o que a levou a firmar contrato para compra da energia elétrica correspondente de outro agente. Por força do ocorrido, a Companhia entende que ficou caracterizado inadimplemento contratual por parte da CIEN, e que multas e ressarcimentos previstos no contrato tornaram-se devidos à Companhia. Assim, baseada em dispositivos contratuais que determinam que os valores constantes das faturas emitidas pela CIEN já devem ser líquidos de todos os montantes por elas devidos à Companhia a título de multas e ressarcimentos (o que não vem sendo feito pela CIEN com relação a nenhuma das faturas por ela emitidas sob o contrato desde a redução de sua garantia física), a Companhia não vem efetuando o pagamento das referidas faturas, desde março de 2005, por serem tais faturas consideradas inábeis.

A ANEEL, através da Resolução Normativa nº 224, de 20 de junho de 2006 reduziu a zero os valores de garantia física de energia elétrica oriunda de importação da CIEN, em decorrência da impossibilidade de fornecimento de energia elétrica. Esta redução será mantida até que a CIEN comprove a existência de disponibilidade de energia. A Companhia tem o prazo até 30 de junho de 2007, ou até que seja publicado novo entendimento, para efetuar a recomposição do referido lastro.

e) Compra de gás natural

A Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de cinco anos a partir de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS, renováveis por mais cinco anos.

Com o vencimento do prazo do contrato, em 22 de maio de 2006, a Companhia manifestou interesse em renovar o acordo, porém, a MSGás comunicou que a renovação dependeria de reajuste no preço do produto, conforme determinação da Petrobras , vendedora do gás para a MSGás.

Apesar de as partes ainda não terem firmado um acordo visando a renovação do contrato, o fornecimento do gás está mantido por força de uma liminar concedida à Tractebel, em ação cautelar que tramita na Comarca de Campo Grande - MS.

Considerando a condição atual de operação da UTE William Arjona, os custos com a aquisição de gás, mesmo com a majoração de preço, seriam integralmente recuperados através dos Encargos do Serviço do Sistema – ESS, portanto, não haveria impactos relevantes no resultado da Companhia.

04.01 - NOTAS EXPLICATIVAS

INFORMAÇÃO SUPLEMENTAR

Demonstração do Fluxo de Caixa - Controladora

	2007 1º trimestre	2006 1º trimestre
Atividades operacionais		
Lucro líquido do exercício	242.102	343.806
Despesas (receitas) que não afetam o caixa:		
Depreciação e amortização	42.872	39.811
Resultado de equivalência patrimonial	(52.261)	(22.158)
Amortização de ágio	1.687	1.687
Variação monetária e cambial, líquida	(7.192)	(21.501)
Juros líquidos	4.123	14.660
Provisão (reversão) de provisão operacional, líquida	4.434	3.926
Aplicações de recursos em P & D	5.971	15.864
Imposto de renda e Contribuição Social diferidos	52	-
Resultado na baixa de bens do imobilizado	(8.372)	23.247
Outros	702	(51.668)
	234.118	**347.674**
Redução (aumento) nos ativos		
Consumidores e concessionárias	11.289	(10.732)
Recursos vinculados a pagamento de obrigações	17.011	-
Adiantamento a fornecedores	27	(802)
Alienações, serviços e gastos reembolsáveis	1.793	2.354
Tributos e contribuições sociais a recuperar	(7.512)	(66.677)
Cauções e depósitos vinculados/judiciais	16.989	(17.436)
Almoxarifado	577	6.679
Despesas antecipadas	1.144	5.678
Outros	2.838	4.159
	44.156	**(76.777)**
Aumento (redução) nos passivos		
Fornecedores	(53.161)	2.711
Empréstimos, financiamentos e debêntures	12.125	11.904
Tributos e contribuições sociais	73.009	(17.813)
Obrigações estimadas	(1.064)	5.800
Benefícios pós-emprego	(7.702)	(8.969)
Provisão para contingências	(51)	(864)
Pesquisa e desenvolvimento	(4.817)	-
Outros	(6.308)	(9.321)
	12.031	**(16.552)**
Recursos provenientes das atividades operacionais	**290.305**	**254.345**

Continua na próxima página

04.01 - NOTAS EXPLICATIVAS

Continuação

Atividades de investimento		
Aplicação no imobilizado	(5.043)	(8.242)
Aplicações em investimentos	(28.803)	(2.000)
Recursos utilizados nas atividades de investimentos	**(33.846)**	**(10.242)**
Atividades de financiamento		
Pagamentos de empréstimos, financiamentos e debêntures	(32.257)	(29.440)
Liquidações de operações de *swap*	(313)	(1.907)
Recursos utilizados nas atividades de financiamento	**(32.570)**	**(31.347)**
Total dos efeitos no caixa e equivalentes	**223.889**	**212.756**
Caixa e equivalentes		
Saldo inicial	193.806	204.619
Saldo final	417.695	417.375
	223.889	**212.756**
Pagamentos efetuados no exercício		
Juros de empréstimos, financiamentos e debêntures	7.729	11.675
Imposto de renda e contribuição social	34.445	78.327
Transações que não envolveram o caixa		
Ajuste de exercícios anteriores - manutenções programadas	-	46.194

04.01 - NOTAS EXPLICATIVAS

Demonstração do Fluxo de Caixa - Consolidado

	2007 1º trimestre	2006 1º trimestre
Atividades operacionais		
Lucro líquido do exercício	242.102	343.806
Despesas (receitas) que não afetam o caixa:		
Depreciação e amortização	55.909	52.083
Amortização de ágio	1.687	1.687
Variação monetária e cambial, líquida	(4.313)	(18.720)
Juros líquidos	8.000	17.959
Constituição de provisão operacional, líquida	4.478	4.232
Aplicações de recursos em P & D	6.930	16.536
Imposto de renda e contribuição social diferidos	(7.497)	21.094
Resultado na baixa de bens do imobilizado	702	(51.665)
Outros	52	5.152
	308.050	392.164
Redução (aumento) nos ativos		
Consumidores e concessionárias	9.395	(17.362)
Recursos vinculados a pagamento de obrigações	17.011	-
Alienações, serviços e gastos reembolsáveis	1.764	2.313
Tributos e contribuições sociais a recuperar	(13.499)	(64.383)
Cauções e depósitos vinculados/judiciais	17.245	(20.626)
Almoxarifado	648	6.862
Despesas antecipadas	1.350	5.797
Outros	3.082	2.955
	36.996	(84.444)
Aumento (redução) nos passivos		
Fornecedores	(69.023)	18.262
Empréstimos, financiamentos e debêntures	15.714	17.864
Tributos e contribuições sociais	99.404	(19.917)
Obrigações estimadas	(1.061)	5.800
Benefícios pós-emprego	(7.702)	(8.969)
Provisão para contingências	(51)	(864)
Pesquisa e desenvolvimento	(4.817)	-
Outros	(6.635)	(10.294)
	25.829	1.882
Recursos provenientes das atividades operacionais	370.875	309.602

Continua na próxima página

04.01 - NOTAS EXPLICATIVAS

Continuação

Atividades de investimento		
Aplicação no imobilizado	(5.826)	(9.157)
Aumento em investimentos	(28.793)	-
Recursos utilizados nas atividades de investimentos	**(34.619)**	**(9.157)**
Atividades de financiamento		
Pagamentos de empréstimos, financiamentos e debêntures	(44.421)	(41.424)
Liquidações de operações de *swap*	(313)	(8.818)
Recursos utilizados nas atividades de financiamento	**(44.734)**	**(50.242)**
Total dos efeitos no caixa e equivalentes	**291.524**	**250.203**
Caixa e equivalentes		
Saldo inicial	256.840	309.137
Saldo final	548.364	559.340
	291.524	**250.203**
Pagamentos efetuados no exercício		
Juros de empréstimos, financiamentos e debêntures	15.080	19.934
Imposto de renda e contribuição social	57.034	89.406
Transações que não envolveram o caixa		
Ajuste de exercícios anteriores	-	46.494

CONSELHO DE ADMINISTRAÇÃO

Maurício Stolle Bähr
Presidente

Jan Franciscus Maria Flachet
Vice-Presidente

Manoel Arlindo Zaroni Torres
Conselheiro

Victor-Frank de Paula Rosa Paranhos
Conselheiro

Dirk Beeuwsaert
Conselheiro

Pierre Michel Philippe Chareyre
Conselheiro

Luiz Antônio Barbosa
Conselheiro

José Pais Rangel
Conselheiro

Antonio Alberto Gouvêa Vieira
Conselheiro

DIRETORIA EXECUTIVA

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios e Diretor de Implantação de Projetos

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Luciano Flávio Andriani
Diretor Administrativo

DEPARTAMENTO DE CONTABILIDADE

Marcelo Cardoso Malta
Gerente do Departamento de Contabilidade
Contador – CRC RJ 072259/O-5 S-SC

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O comentário do desempenho da Companhia no trimestre está apresentado no Quadro 08.01 – COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2007	4 - 31/12/2006
1	Ativo Total	5.784.861	5.539.109
1.01	Ativo Circulante	1.053.892	792.052
1.01.01	Disponibilidades	548.364	256.840
1.01.01.01	Numerário Disponível	19.602	23.593
1.01.01.02	Aplicações Financeiras	528.762	233.247
1.01.02	Créditos	453.678	484.758
1.01.02.01	Clientes	351.889	358.002
1.01.02.01.01	Consumidores,Concess. e Permissionárias	351.889	358.002
1.01.02.02	Créditos Diversos	101.789	126.756
1.01.02.02.01	Recursos Vinculados ao Pgto Obrigações	4.632	21.643
1.01.02.02.02	Tributos e Contrib.Sociais a Compensar	40.008	26.707
1.01.02.02.03	Cauções e Depósitos Vinculados - CCEE	37.940	53.947
1.01.02.02.04	Alienação de Bens e Direitos	9.304	11.745
1.01.02.02.05	Outros	9.905	12.714
1.01.03	Estoques	22.975	23.623
1.01.04	Outros	28.875	26.831
1.01.04.01	Despesas Pagas Antecipadamente	1.672	3.022
1.01.04.02	Ativo Fiscal Diferido	24.205	21.351
1.01.04.03	Outros	2.998	2.458
1.02	Ativo Não Circulante	4.730.969	4.747.057
1.02.01	Ativo Realizável a Longo Prazo	457.024	449.210
1.02.01.01	Créditos Diversos	128.336	128.284
1.02.01.01.01	Concessionárias e Permissionárias	12.781	16.063
1.02.01.01.02	Alienação de Bens e Direitos	70.852	68.565
1.02.01.01.03	Tributos e Contrib. Sociais a Compensar	13.342	13.124
1.02.01.01.04	Cauções e Depósitos Vinculados	30.430	29.422
1.02.01.01.05	Outros	931	1.110
1.02.01.02	Créditos com Pessoas Ligadas	0	0
1.02.01.02.01	Com Coligadas e Equiparadas	0	0
1.02.01.02.02	Com Controladas	0	0
1.02.01.02.03	Com Outras Pessoas Ligadas	0	0
1.02.01.03	Outros	328.688	320.926
1.02.01.03.01	Depósitos Judiciais	134.501	131.331
1.02.01.03.02	Ativo Fiscal Diferido	193.133	188.489
1.02.01.03.03	Outros	1.054	1.106
1.02.02	Ativo Permanente	4.273.945	4.297.847
1.02.02.01	Investimentos	63.979	36.873
1.02.02.01.01	Participações Coligadas/Equiparadas	0	0
1.02.02.01.02	Participações Coligadas/Equiparadas-Ágio	0	0
1.02.02.01.03	Participações em Controladas	0	0
1.02.02.01.04	Participações em Controladas - Ágio	33.070	34.757

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2007	4 -31/12/2006
1.02.02.01.05	Outros Investimentos	30.909	2.116
1.02.02.02	Imobilizado	4.099.892	4.148.898
1.02.02.03	Intangível	77.611	77.310
1.02.02.04	Diferido	32.463	34.766

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2007	4 - 31/12/2006
2	Passivo Total	5.784.861	5.539.109
2.01	Passivo Circulante	1.276.216	1.246.812
2.01.01	Empréstimos e Financiamentos	287.290	306.079
2.01.02	Debêntures	49.049	37.834
2.01.03	Fornecedores	170.285	239.319
2.01.04	Impostos, Taxas e Contribuições	145.494	45.870
2.01.05	Dividendos a Pagar	478.043	478.043
2.01.05.01	Dividendos e Juros s/Capital Próprio	478.043	478.043
2.01.06	Provisões	42.054	39.856
2.01.06.01	Obrigações Estimadas	31.759	28.650
2.01.06.02	Contingências	10.295	11.206
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	104.001	99.811
2.01.08.01	Benefícios Pós-Emprego	19.620	20.369
2.01.08.02	Operações com Derivativos	13.515	4.526
2.01.08.03	Obrigações com o Programa P&D	37.248	35.135
2.01.08.04	Outros	33.618	39.781
2.02	Passivo Não Circulante	1.501.971	1.527.726
2.02.01	Passivo Exigível a Longo Prazo	1.501.971	1.527.726
2.02.01.01	Empréstimos e Financiamentos	570.270	610.251
2.02.01.02	Debêntures	323.434	323.344
2.02.01.03	Provisões	60.195	56.942
2.02.01.03.01	Obrigações Estimadas	703	653
2.02.01.03.02	Contingências	59.492	56.289
2.02.01.04	Dívidas com Pessoas Ligadas	0	0
2.02.01.05	Adiantamento para Futuro Aumento Capital	0	0
2.02.01.06	Outros	548.072	537.189
2.02.01.06.01	Tributos e Contribuições Sociais	5.161	5.383
2.02.01.06.02	Concessões a Pagar	208.257	201.546
2.02.01.06.03	Benefícios Pós-Emprego	298.119	293.725
2.02.01.06.04	Passivo Fiscal Diferido	36.535	36.535
2.02.02	Resultados de Exercícios Futuros	0	0
2.03	Part. de Acionistas Não Controladores	0	0
2.04	Patrimônio Líquido	3.006.674	2.764.571
2.04.01	Capital Social Realizado	2.445.766	2.445.766
2.04.02	Reservas de Capital	91.695	91.695
2.04.03	Reservas de Reavaliação	0	0
2.04.03.01	Ativos Próprios	0	0
2.04.03.02	Controladas/Coligadas e Equiparadas	0	0
2.04.04	Reservas de Lucro	227.111	227.110
2.04.04.01	Legal	197.214	197.214

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2007	4 -31/12/2006
2.04.04.02	Estatutária	0	0
2.04.04 03	Para Contingências	0	0
2.04.04.04	De Lucros a Realizar	0	0
2.04.04.05	Retenção de Lucros	29.897	29.896
2.04.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.04.04.07	Outras Reservas de Lucro	0	0
2.04.05	Lucros/Prejuízos Acumulados	242.102	0
2.04.06	Adiantamento para Futuro Aumento Capital	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2007 a 31/03/2007	4 - 01/01/2007 a 31/03/2007	5 - 01/01/2006 a 31/03/2006	6 - 01/01/2006 a 31/03/2006
3.01	Receita Bruta de Vendas e/ou Serviços	761.314	761.314	706.570	706.570
3.01.01	Suprimento de Energia Elétrica	544.064	544.064	548.344	548.344
3.01.02	Fornecimento de Energia Elétrica	215.254	215.254	155.945	155.945
3.01.03	Outras Receitas	1.996	1.996	2.281	2.281
3.02	Deduções da Receita Bruta	(85.766)	(85.766)	(76.130)	(76.130)
3.02.01	Impostos e Contribuições	(78.854)	(78.854)	(68.967)	(68.967)
3.02.02	Perquisa e Desenvolvimento	(6.912)	(6.912)	(7.163)	(7.163)
3.03	Receita Líquida de Vendas e/ou Serviços	675.548	675.548	630.440	630.440
3.04	Custo de Bens e/ou Serviços Vendidos	(200.342)	(200.342)	(196.111)	(196.111)
3.04.01	Energia Elétrica Comprada de Terceiros	(39.930)	(39.930)	(59.132)	(59.132)
3.04.02	Transações no âmbito da CCEE	(47.216)	(47.216)	(16.354)	(16.354)
3.04.03	Custo de Produção de Energia Elétrica	(111.193)	(111.193)	(118.579)	(118.579)
3.04.04	Custo dos Serviços Prestados	(2.003)	(2.003)	(2.046)	(2.046)
3.05	Resultado Bruto	475.206	475.206	434.329	434.329
3.06	Despesas/Receitas Operacionais	(108.215)	(108.215)	(109.362)	(109.362)
3.06.01	Com Vendas	(50.501)	(50.501)	(49.825)	(49.825)
3.06.02	Gerais e Administrativas	(30.234)	(30.234)	(33.269)	(33.269)
3.06.03	Financeiras	(26.486)	(26.486)	(20.840)	(20.840)
3.06.03.01	Receitas Financeiras	23.358	23.358	31.190	31.190
3.06.03.02	Despesas Financeiras	(49.844)	(49.844)	(52.030)	(52.030)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	693	693	(4.041)	(4.041)
3.06.05.01	Const.(Reversão) Prov.Operac., líquida	693	693	(4.041)	(4.041)
3.06.06	Resultado da Equivalência Patrimonial	(1.687)	(1.687)	(1.387)	(1.387)
3.06.06.01	Amortização de Ágio na Partic. Empresas	(1.687)	(1.687)	(1.687)	(1.687)
3.06.06.02	Equiv.Patrim.s/Ajuste Exercício Anterior	0	0	300	300
3.07	Resultado Operacional	366.991	366.991	324.967	324.967

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2007 a 31/03/2007	4 - 01/01/2007 a 31/03/2007	5 - 01/01/2006 a 31/03/2006	6 - 01/01/2006 a 31/03/2006
3.08	Resultado Não Operacional	(702)	(702)	51.665	51.665
3.08.01	Receitas	347	347	78.432	78.432
3.08.02	Despesas	(1.049)	(1.049)	(26.767)	(26.767)
3.09	Resultado Antes Tributação/Participações	366.289	366.289	376.632	376.632
3.10	Provisão para IR e Contribuição Social	(131.684)	(131.684)	(11.732)	(11.732)
3.10.01	Imposto de Renda	(96.568)	(96.568)	(8.430)	(8.430)
3.10.02	Contribuição Social	(35.116)	(35.116)	(3.302)	(3.302)
3.11	IR Diferido	7.497	7.497	(21.094)	(21.094)
3.11.01	Imposto de Renda	6.166	6.166	9.376	9.376
3.11.02	Contribuição Social	1.331	1.331	(30.470)	(30.470)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Part. de Acionistas Não Controladores	0	0	0	0
3.15	Lucro/Prejuízo do Período	242.102	242.102	343.806	343.806
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	652.742.192	652.742.192	652.742.192	652.742.192
	LUCRO POR AÇÃO (Reais)	0,37090	0,37090	0,52671	0,52671
	PREJUÍZO POR AÇÃO (Reais)				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Receita Operacional Bruta

Consolidado

A receita operacional bruta do 1T07 foi de R$ 761.314, 7,7% maior do que no mesmo período do ano anterior, que foi de R$ 706.570, reflexo dos aumentos de preço e volume de venda. A receita de suprimento de energia atingiu R$ 544.064, em linha com o 1T06, e a receita de fornecimento de energia foi de R$ 215.254, representando, crescimento de 38,0% ante o 1T06, o que reflete os esforços da Companhia em ampliar o portfólio de clientes livres.

As vendas no 1T07 totalizaram 7.848 GWh (3.633 MW médios), um incremento de 0,6% em relação aos 7.800 GWh (3.611 MW médios) vendidos em igual período do ano anterior. O preço médio dos contratos comercializados atingiu R$ 95,78/MWh, 7,6% superior ao preço médio da energia vendida no 1T06, que foi de R$ 88,96/MWh.


Receita Operacional Bruta - R$ Milhões
706
761
1T06
1T07


Preço Médio - R$/MWh
88,96
95,78
1T06
1T07


Volume de Vendas MW médios
3611
3633
1T06
1T07

Controladora

A receita operacional bruta no 1T07 foi de R$ 652.513, 2,2% superior a do mesmo período de 2006, que foi de R$ 638.245.

As vendas neste trimestre foram de 6.870 GWh (3.180 MW médios), um incremento de 1,8% se comparado aos 6.746 GWh (3.123 MW médios) do mesmo período de 2006. O preço médio de energia vendida atingiu R$ 94,42, 1,9% maior que o preço médio praticado no 1T06 que foi de R$ 92,69.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Receita Líquida

Consolidado

No 1T07, a receita líquida aumentou em 7,2% em comparação com o mesmo trimestre de 2006, evoluindo de R$ 630.440 para R$ 675.548.

As deduções sobre a receita bruta, que se referem substancialmente a tributos incidentes sobre a venda, aumentaram 12,7% entre os períodos comparados, elevando-se de R$ 76.130 para R$ 85.766. Este incremento deve-se, basicamente, ao crescimento das vendas para consumidores finais, sobre as quais há a incidência desse imposto. Para as vendas às demais classes de clientes não há recolhimento de ICMS, visto que o mesmo tem o pagamento diferido.

Controladora

A receita líquida neste trimestre de 2007 foi de R$ 596.986, 2,2% superior a do mesmo trimestre do ano anterior, que foi de R$ 583.989, crescimento consistente com o da receita operacional bruta.

Custos de energia elétrica e serviços

Os custos de energia elétrica e serviços consolidados alcançaram R$ 200.342 no 1T07 (R$ 235.256 na controladora), representando um crescimento de 2,2% sobre o 1T06 (7,6% na controladora), que foi de R$ 196.111 no consolidado (R$ 218.627 na controladora). Esta evolução decorreu, principalmente, do comportamento dos principais componentes a seguir:

- Energia elétrica comprada de terceiros: decréscimo de R$ 19.202 no consolidado, devido: (i) à queda da energia comprada da CIEN, ocasionada pela redução da garantia física imposta pela ANEEL para essa unidade produtora, e (ii) ao menor volume de compra de energia de terceiros para comercialização. Na controladora, a queda foi de R$ 2.113 em decorrência da redução da energia comprada da CIEN, conforme acima mencionado.

- Transações no âmbito da Câmara de Comercialização de Energia Elétrica - CCEE: o crescimento, no consolidado, de R$ 30.862 (R$ 29.107 na controladora), ocorreu principalmente em função de, no 1T06, a Companhia ter auferido receita de R$ 27.278 em decorrência da então necessidade de despacho de energia da Usina Termelétrica William Arjona, devido à restrição de operação na região do Mato Grosso do Sul causada pela interligação limitada desta região ao sistema elétrico. No trimestre corrente, esta receita praticamente não foi obtida em função do despacho minimizado de energia da referida usina após o reforço de transmissão nesta região, a partir de novembro de 2006.

- Combustíveis para produção de energia elétrica: redução de R$ 14.928 no consolidado (R$ 15.709 na controladora), em função, basicamente, do menor consumo de gás natural na Usina Termelétrica Willian Arjona, ocasionado pelo despacho minimizado de energia da Usina após o reforço na transmissão na área do Estado do Mato Grosso do Sul.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

- Depreciação: aumento de R$ 3.756 no consolidado (R$ 2.990 na controladora) em razão de ajuste na vida útil de certos ativos de usinas hidrelétricas.
- Compensação financeira pela utilização de recursos hídricos: redução de R$ 2.393 no consolidado (R$ 3.412 na controladora), em decorrência do impacto na base de apuração desta contribuição, causado pela redução do despacho da energia gerada nas usinas hidrelétricas requerido pelo Operador Nacional do Sistema Elétrico - ONS.
- Pessoal: do aumento de R$ 3.804 no consolidado (R$ 3.824 na controladora), o montante de R$ 2.743, referem-se ao reconhecimento, na controladora e consolidado, neste trimestre, de provisão para participação nos resultados e bônus de empregados. Esta prática contábil de registro mensal destas provisões passou a ser adotada a partir do 2T06.

Despesas com vendas

As despesas com vendas compõem-se, substancialmente, dos encargos de uso e conexão na rede elétrica e totalizaram R$ 50.501 no consolidado (R$ 43.135 na controladora), superior em 1,4%, em relação ao mesmo período do ano anterior (8,0% na controladora), que foi de R$ 49.825 (R$ 39.932 na controladora). Este aumento decorreu da combinação dos reajustes tarifários e da recuperação, na controlada ITASA, de crédito de PIS/COFINS sobre os referidos encargos.

Despesas gerais e administrativas

As despesas gerais e administrativas, no consolidado, passaram de R$ 33.269 (R$ 29.196 na controladora) para R$ 30.234 (R$ 25.848 na controladora), redução de 9,1% (11,5% na controladora) em relação ao 1T06, resultante da combinação dos seguintes fatores:

- Reconhecimento no 1T06 de despesas não recorrente com pesquisa e desenvolvimento no valor de R$ 9.635, na controladora e consolidado, em conseqüência da mudança de procedimento contábil proposto pela ANEEL.
- Aumento de despesas com pessoal e administradores em R$ 3.768 no consolidado (R$ 3.717 na controladora). Deste total, R$ 1.307 referem-se ao reconhecimento, neste trimestre, na controladora e consolidado, de provisão para participação nos resultados e bônus de empregados.
- Aumento de R$ 2.255 no consolidado (R$ 1.981 na controladora) de despesas com serviços de terceiros, decorrente de reajustes contratuais e contratação de serviços de consultoria e auditoria no presente trimestre.

Constituição (reversão) de Provisões Operacionais

O decréscimo de R$ 4.734 no consolidado (R$ 4.501 na controladora), na constituição de provisões operacionais, no 1T07, ocorreu em função principalmente da redução da provisão para pagamento de benefícios pós-emprego e da constituição, no 1T06, de provisão para perdas na recuperação do ICMS.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Resultado Financeiro

Receitas financeiras: a redução de R$ 7.832 no consolidado (R$ 6.009 na controladora) no 1T07 em relação ao mesmo trimestre do ano anterior, passando de R$ 31.190 no consolidado (R$ 25.332 na controladora) para R$ 23.358 no consolidado (R$ 19.323 na controladora), deveu-se à combinação dos seguintes fatores: (i) decréscimo da renda de aplicações financeiras, de R$ 5.499, no consolidado (R$ 3.796 na controladora), em conseqüência de menores taxas de juros praticadas pelo mercado; (ii) aumento de R$ 2.399, na controladora e consolidado, de juros sobre valores a receber; (iii) aumento de R$ 1.677 no consolidado (R$ 1.444 na controladora) de variação monetária de depósitos vinculados a litígios em virtude do maior volume de recursos depositados; e (iv) reconhecimento no 1T06 de receita financeira de R$ 6.282, na controladora e consolidado, relativo à recuperação de encargos financeiros pagos a terceiros.

Despesas financeiras: o decréscimo de R$ 2.186 no consolidado, em comparação com o mesmo período de 2006, passando de R$ 52.030 para R$ 49.844, decorre da conjunção dos seguintes aspectos: (i) redução de R$ 13.400 nos encargos sobre empréstimos e financiamentos, em função da diminuição gradativa do endividamento pelas amortizações realizadas no período e do reconhecimento do ganho com os Bônus do Tesouro dos Estados Unidos, relativos às garantias da dívida com a Secretaria do Tesouro Nacional; e (ii) decréscimo de R$ 11.942 na variação cambial positiva de empréstimos e financiamentos, líquida do resultado de operação de *hedge* cambial, em razão da menor valorização do Real frente às moedas que compõem a dívida.

Na controladora, o aumento de R$ 4.019, deve-se, principalmente, à combinação da redução dos encargos sobre empréstimos e financiamentos, no valor de R$ 10.590, e da variação cambial positiva de empréstimos e financiamentos, líquida do resultado de operação de *hedge*, no montante de R$ 17.394, conforme anteriormente citado.

EBITDA e Margem EBITDA

Refletindo os efeitos anteriormente comentados, o EBITDA consolidado deste trimestre alcançou R$ 451.073 (R$ 388.617 na controladora), um aumento de 13,0% (9,7% na controladora) em relação ao mesmo período do ano anterior. Enquanto que a margem EBITDA no 1T06 foi de 63,3% (60,6% na controladora), no 1T07 esta foi de 66,8% (65,1% na controladora).


EBITDA (R$ milhões) e Margem EBITDA (%)
399
451
63%
67%
1T06
1T07
EBITDA
Margem EBITDA

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Resultado Não Operacional

No 1T06, foi realizada a alienação da participação remanescente do Projeto Jacuí à Eleja, o que representou uma receita não recorrente de R$ 51.668, na controladora e no consolidado.

Lucro Líquido

No 1T07, o lucro líquido alcançou R$ 242.102, enquanto que no mesmo período do ano anterior foi de R$ 343.806. Esta redução ocorreu, principalmente, pelos efeitos decorrentes da alienação do Projeto Jacuí, que foi de R$ 127.712. Excluindo-se o ganho de capital e fiscal gerado pela venda do Projeto Jacuí, tem-se um aumento no lucro líquido de 12,0% em relação ao mesmo trimestre de 2006.


Lucro Líquido - R$ Milhões
344
216
242
1T06
1T07
Excluindo-se o ganho não recorrente

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Unidades)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Unidades)	
01	ITÁ ENERGÉTICA S. A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	9,40
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.606.840		253.606.840	
02	COMPANHIA ENERGÉTICA MERIDIONAL - CEM	02.201.268/0001-17	ABERTA CONTROLADA	99,99	16,70
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		344.528.001		344.528.001	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	01
2 - Nº ORDEM	1
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/024
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	1ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PARTICULAR
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2011
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IGPM mais 9,29% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	140.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	14.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	14.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	02
2 - Nº ORDEM	2
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/025
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	2ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2010
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	103,90% do CDI
12 - PRÊMIO/DESÁGIO	Não Tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	60.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	6.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	6.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

1. Posição acionária dos acionistas com mais de 5% do capital social da Companhia em 31.03.2007.

Acionista	Quantidade de ações ordinárias	% do capital	Nacionalidade
Suez Energy South America Participações Ltda.	448.512.625	68,71	Brasileira
Banco Clássico S.A.	65.268.744	10,00	Brasileira
	513.781.369	78,71	

1.1 Distribuição do capital social dos controladores até o nível de pessoa física em 31.03.2007.

1.1.1 Suez Energy South America Participações Ltda.

Quotista	Quantidade de quotas	% do capital	Nacionalidade
Suez-Tractebel S.A.	668.322.228	99,99	Belga
Telfin S.A.	1	0,01	Belga
	668.322.229	100,00	

1.1.2 Banco Clássico S.A.

Acionista	Quantidade de ações ordinárias	% do capital	Nacionalidade
José João Abdalla Filho	745.685.582	99,99	Brasileira
José Pais Rangel	1.019	0,01	Brasileira
	745.686.601	100,00	

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

2. Participação acionária do acionista controlador, administradores e membros do conselho fiscal em 31.03.2007:

	31.03.2007		31.03.2006	
Acionista	**Quantidade de ações ordinárias**	**% do capital**	**Quantidade de ações ordinárias**	**% do capital**
Controladora				
Suez Energy South America Partic. Ltda.	448.512.625	68,71	448.630.462	68,73
Conselho de Administração	266.802	0,04	606	-
Diretoria Executiva	24.929	-	-	-
Conselho Fiscal	-	-	-	-
	448.804.356	68,75	448.631.068	68,73

3. Quantidade de ações em circulação em 31.03.2007

	Quantidade de ações ordinárias	**%**
Total de ações da Companhia	652.742.192	100,00
Total de ações detidas pelo Controlador e Administradores	(448.804.356)	(68,75)
Total de ações em circulação	203.937.836	31,25

4. Cláusula Compromissória de arbitragem

O Estatuto Social da Companhia está de acordo com as regras e procedimentos do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – Bovespa e, contempla, em seu Art. 39, a seguinte Cláusula Compromissória de arbitragem:

"A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada ou oriunda, em especial, da aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei das Sociedades por Ações, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento de Listagem do Novo Mercado, do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado e do Contrato de Participação do Novo Mercado."

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Ao Conselho de Administração e Acionistas da
Tractebel Energia S.A.
Florianópolis – SC

1. Efetuamos uma revisão especial das Informações Trimestrais - ITR da Tractebel Energia S.A. e controladas, referentes ao trimestre findo em 31 de março de 2007, elaboradas de acordo com as práticas contábeis adotadas no Brasil e sob a responsabilidade da Administração da Sociedade e de suas controladas, compreendendo os balanços patrimoniais (individual e consolidado), as respectivas demonstrações do resultado e o relatório de desempenho.

2. Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil em conjunto com o Conselho Federal de Contabilidade e constituiu principalmente, em: (a) indagação aos e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Sociedade e de suas controladas quanto aos critérios adotados na elaboração das Informações Trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Sociedade e de suas controladas.

3. Com base em nossa revisão especial, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas Informações Trimestrais - ITR acima referidas para que estas estejam de acordo com as práticas contábeis adotadas no Brasil, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários, especificamente aplicáveis à elaboração das Informações Trimestrais - ITR obrigatórias.

4. Nossa revisão foi conduzida com o objetivo de emitirmos relatório sobre revisão especial das Informações Trimestrais - ITR referidas no parágrafo 1, tomadas em conjunto. As demonstrações dos fluxos de caixa (individual e consolidada), contidas no Anexo, referente ao trimestre findo em 31 de março de 2007, que estão sendo apresentadas para propiciar informações suplementares sobre a Sociedade e suas controladas, não são requeridas como parte integrante das Informações Trimestrais - ITR. Essas demonstrações dos fluxos de caixa foram submetidas aos procedimentos de revisão descritos no parágrafo 2 e, com base em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser efetuada nessas demonstrações suplementares, para que estejam adequadamente apresentadas, em todos os seus aspectos relevantes em relação às Informações Trimestrais - ITR referentes ao trimestre findo em 31 de março de 2007 tomadas em conjunto.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

5. Os balanços patrimoniais, individual e consolidado, levantados em 31 de dezembro de 2006, as demonstrações do resultado e as demonstrações suplementares referentes ao trimestre findo em 31 de março de 2006, apresentados para fins de comparação, foram examinados e revisados por outros auditores independentes, respectivamente, os quais emitiram parecer de auditoria e relatório de revisão especial, sem ressalva, em 05 de fevereiro de 2007 e 20 de abril de 2006, respectivamente

Rio de Janeiro, 04 de maio de 2007

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC nº 2 SP 011609/O-8

Marcelo Cavalcanti Almeida
Contador
CRC 1RJ 036.206/O-5 "S" SC

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
IAN - INFORMAÇÕES ANUAIS Data-Base - 31/12/2006

Reapresentação por Exigência CVM Nº 67/2007

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
017329	TRACTEBEL ENERGIA S.A.	02474103000119

4 - DENOMINAÇÃO COMERCIAL TRACTEBEL ENERGIA
5 - DENOMINAÇÃO SOCIAL ANTERIOR CENTRAIS GERADORAS DO SUL DO BRASIL.S.A.
6 - NIRE 42300024384
7 - SITE www.tractebelenergia.com.br

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366	CENTRO

3 - CEP	4 - MUNICÍPIO	5 - UF
88015-110	FLORIANÓPOLIS	SC

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	3221-7221	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	3221-7002	-	-	

15 - E-MAIL
previtali@tractebelenergia.com.br / marc@tractebelenergia.com.br

01.03 - DEPARTAMENTO DE ACIONISTAS

ATENDIMENTO NA EMPRESA

1 - NOME ANTONIO PREVITALI JR
2 - CARGO GERENTE DE RELAÇÕES COM INVESTIDORES

3 - ENDEREÇO COMPLETO	4 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, 366	CENTRO

5 - CEP	6 - MUNICÍPIO	7 - UF
88015-110	FLORIANÓPOLIS	SC

8 - DDD	9 - TELEFONE	10 - TELEFONE	11 - TELEFONE	12 - TELEX
48	3221-7221	-	-	
13 - DDD	14 - FAX	15 - FAX	16 - FAX	
48	3221-7166	-	-	

17 - E-MAIL
previtali@tractebelenergia.com.br

AGENTE EMISSOR / INSTITUIÇÃO FINANCEIRA DEPOSITÁRIA

18 - NOME BANCO ITAÚ S.A.
19 - CONTATO LUIZ LOUREIRO

20 - ENDEREÇO COMPLETO	21 - BAIRRO OU DISTRITO
AV. ENG. ARMANDO DE ARRUDA PEREIRA, 707 - 9º ANDAR	CONCEIÇÃO

22 - CEP	23 - MUNICÍPIO	24 - UF
04344-902	SÃO PAULO	SP

25 - DDD	26 - TELEFONE	27 - TELEFONE	28 - TELEFONE	29 - TELEX
11	5029-1812	-	-	
30 - DDD	31 - FAX	32 - FAX	33 - FAX	
	-	-	-	

34 - E-MAIL
luiz.loureiro@itau.com.br

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

OUTROS LOCAIS DE ATENDIMENTO A ACIONISTAS

35 - ITEM	36 - MUNICÍPIO	37- UF	38 - DDD	39 - TELEFONE	40 - TELEFONE
01	Rio de Janeiro	RJ	21	2508-8086	2202-2593
02	São Paulo	SP	11	3247-3139	3247-3138
03	Belo Horizonte	MG	31	3249-3524	3249-3534
04	Porto Alegre	RS	51	3210-9150	3210-9151

01.04 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME MARC VERSTRAETE			
2 - ENDEREÇO COMPLETO RUA: ANTÔNIO DIB MUSSI, Nº 366			3 - BAIRRO OU DISTRITO CENTRO
4 - CEP 88015-110	5 - MUNICÍPIO FLORIANÓPOLIS		6 - UF SC
7 - DDD 048	8 - TELEFONE 3221-7060	9 - TELEFONE -	10 - TELEFONE -	11 - TELEX
12 - DDD 048	13 - FAX 3221-7002	14 - FAX -	15 - FAX -	
16 - E-MAIL marc@tractebelenergia.com.br			
17 - DIRETOR BRASILEIRO NÃO	18 - CPF 009.031.889-70	18 - PASSAPORTE EB 796635/2345	

01.05 - REFERÊNCIA / AUDITOR

1 - DATA DE INÍCIO DO ÚLTIMO EXERCÍCIO SOCIAL 01/01/2006	2 - DATA DE TÉRMINO DO ÚLTIMO EXERCÍCIO SOCIAL 31/12/2006
3 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL EM CURSO 01/01/2007	4 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL EM CURSO 31/12/2007
5 - NOME/RAZÃO SOCIAL DO AUDITOR BDO - TREVISAN AUDITORES INDEPENDENTES	6 - CÓDIGO CVM 00210-0
7 - NOME DO RESPONSÁVEL TÉCNICO PAULO RICARDO PINTO ALANIZ	8 - CPF DO RESP. TÉCNICO 369.375.330-04

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - BOLSA DE VALORES ONDE POSSUI REGISTRO

[ ] BVBAAL	[ ] BVMESB	[ ] BVPR	[ ] BVRJ	[ ] BVST
[ ] BVES	[ ] BVPP	[ ] BVRG	[X] BOVESPA	

2 - MERCADO DE NEGOCIAÇÃO Bolsa	
3 - TIPO DE SITUAÇÃO Operacional	
4 - CÓDIGO DE ATIVIDADE 1120 - Energia Elétrica	
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA	6 - AÇÕES PREF. COM CLASSES NÃO

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.07 - CONTROLE ACIONÁRIO / VALORES MOBILIÁRIOS

1 - NATUREZA DO CONTROLE ACIONÁRIO

Privada Nacional

2 - VALORES MOBILIÁRIOS EMITIDOS PELA CIA.

X	Ações		Certificado de Recebíveis Imobiliários (CRI)
	Debêntures Conversíveis em Ações		Notas Promissórias (NP)
	Ações Resgatáveis		BDR
	Partes Beneficiárias		Outros
X	Debêntures Simples		DESCRIÇÃO
	Bônus de Subscrição		
	Certificado de Investimento Coletivo (CIC)		

01.08 - PUBLICAÇÕES DE DOCUMENTOS

1 - AVISO AOS ACIONISTAS SOBRE DISPONIBILIDADE DAS DFs.	2 - ATA DA AGO QUE APROVOU AS DFs.
16/03/2007	11/05/2007
3 - CONVOCAÇÃO DA AGO PARA APROVAÇÃO DAS DFs.	4 - PUBLICAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS
30/03/2007	19/03/2007

01.09 - JORNAIS ONDE A CIA. DIVULGA INFORMAÇÕES

1 - ITEM	2 - TÍTULO DO JORNAL	3 - UF
01	DIÁRIO CATARINENSE	SC
02	DIÁRIO OFICIAL DO ESTADO DE SC	SC
03	VALOR ECONÔMICO	SP

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
24/05/2007	

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01.01 - COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

1 - ITEM	2 - NOME DO ADMINISTRADOR	3 - CPF	4 - DATA DA ELEIÇÃO	5 - PRAZO DO MANDATO	6 - CÓDIGO TIPO DO ADMINISTRADOR *	7 - ELEITO P/ CONTROLADOR	8 - CARGO /FUNÇÃO	9 - FUNÇÃO
01	MAURÍCIO STOLLE BÄHR	748.528.847-49	26/04/2006	2 ANOS	2	SIM	20	Presidente do Conselho de Administração
02	JAN FRANCISCUS MARÍA FLACHET	059.308.257-50	26/04/2006	2 ANOS	2	SIM	21	Vice Presidente Cons. de Administração
03	MANOEL ARLINDO ZARONI TORRES	115.116.056-34	26/04/2006	2 ANOS	3	SIM	33	Conselheiro(Efetivo) e Dir. Presidente
04	VICTOR-FRANK DE PAULA ROSA PARANHOS	098.414.907-49	26/04/2006	2 ANOS	2	SIM	22	Conselho de Administração (Efetivo)
05	DIRK BEEUWSAERT	999.999.999-99	26/04/2006	2 ANOS	2	SIM	22	Conselho de Administração (Efetivo)
06	PIERRE MICHEL PHILIPPE CHAREYRE	999.999.999-99	26/04/2006	2 ANOS	2	SIM	22	Conselho de Administração (Efetivo)
07	LUIZ ANTÔNIO BARBOSA	343.757.249-00	26/04/2006	2 ANOS	2	NÃO	22	Conselho de Administração (Efetivo)
08	JOSÉ PAIS RANGEL	239.775.667-68	26/04/2006	2 ANOS	2	NÃO	22	Conselho de Administração (Efetivo)
09	ANTONIO ALBERTO GOUVÊA	338.907.227-68	26/04/2006	2 ANOS	2	NÃO	22	Conselho de Administração (Efetivo)
10	PATRICK CHARLES CLEMENT OBYN	009.113.629-67	26/04/2006	2 ANOS	2	SIM	23	Conselho de Administração (Suplente)
11	LUIZ EDUARDO SIMÕES VIANA	465.817.407-30	26/04/2006	2 ANOS	2	SIM	23	Conselho de Administração (Suplente)
12	ALEXANDRE JEAN KEISSER	999.999.999-99	26/04/2006	2 ANOS	2	SIM	23	Conselho de Administração (Suplente)
13	MANOEL FRANÇOIS COLCOMBERT	999.999.999-99	26/04/2006	2 ANOS	2	SIM	23	Conselho de Administração (Suplente)
14	GIL DE METHODIO MARANHÃO NETO	734.574.937-15	26/04/2006	2 ANOS	2	SIM	23	Conselho de Administração (Suplente)
15	JOSE CARLOS CAUDURO MINUZZO	199.412.420-20	26/04/2006	2 ANOS	3	SIM	39	Cons. Suplente/Dir. Produção de Energia
16	JOSÉ JOÃO ABDALLA FILHO	245.730.788-00	17/04/2007	1 ANO	2	NÃO	23	Conselho de Administração (Suplente)
17	LUIZ LEONARDO CANTIDIANO V. RIBEIRO	312.769.037-15	26/04/2006	2 ANOS	2	NÃO	23	Conselho de Administração (Suplente)
18	ANGELO RABELO DA SILVA	343.308.369-04	26/04/2006	2 ANOS	2	NÃO	23	Conselho de Administração (Suplente)
19	MARC VERSTRAETE	009.031.889-70	10/05/2007	3 ANOS	1		12	Diretor de Relações com Investidores
20	MIROEL MAKIOLKE WOLOWSKI	257.380.469-00	10/05/2007	3 ANOS	1		19	Dir. Comerc. Neg. e Dir. Impl. Projetos
21	MARCO ANTONIO AMARAL SURECK	200.638.909-25	10/05/2007	3 ANOS	1		19	Diretor de Planejamento e Controle
22	LUCIANO FLÁVIO ANDRIANI	375.647.309-00	10/05/2007	3 ANOS	1		19	Diretor Administrativo

* CÓDIGO: 1 - PERTENCE APENAS À DIRETORIA;
2 - PERTENCE APENAS AO CONSELHO DE ADMINISTRAÇÃO;
3 - PERTENCE À DIRETORIA E AO CONSELHO DE ADMINISTRAÇÃO.

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01.02 - COMPOSIÇÃO ATUAL DO CONSELHO FISCAL

1 - CONSELHO FISCAL INSTALADO	2 - PERMANENTE
SIM	NÃO

3 - ITEM	4 - NOME DO CONSELHEIRO	5 - CPF	6 - DATA DA ELEIÇÃO	7 - PRAZO DO MANDATO	8 - CARGO /FUNÇÃO	9 - FUNÇÃO
01	NEWTON DE LIMA AZEVEDO JÚNIOR	610.185.388-87	17/04/2007	01 ANO	43	C.F.(EFETIVO)ELEITO P/CONTROLADOR
02	PAULO DE RESENDE SALGADO	161.008.917-00	17/04/2007	01 ANO	43	C.F.(EFETIVO)ELEITO P/CONTROLADOR
03	MANOEL EDUARDO LIMA LOPES	046.227.237-00	17/04/2007	01 ANO	45	C.F.(EFETIVO)ELEITO P/MINOR.ORDINARISTAS
04	AILTON PINTO SIQUEIRA	006.936.346-34	17/04/2007	01 ANO	48	C.F.(SUPLENT)ELEITO P/MINOR.ORDINARISTAS
05	MANOEL EDUARDO BOUZAN DE ALMEIDA	269.006.377-87	17/04/2007	01 ANO	46	C.F.(SUPLENT)ELEITO P/CONTROLADOR
06	FLÁVIO MARQUES LISBOA CAMPOS	118.388.096-00	17/04/2007	01 ANO	46	C.F.(SUPLENT)ELEITO P/CONTROLADOR

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

MAURÍCIO STOLLE BÄHR
Presidente do Conselho de Administração

Nascido em 17.09.1957. Engenheiro Mecânico - Universidade Gama Filho - RJ. Analista de Sistemas - Pontifícia Universidade Católica - PUC - RJ. Master of Business Administration - MBA - CoppeAd - Universidade Federal do Rio de Janeiro - UFRJ - Corporate Finance - Berkeley University - USA.

Diretor Financeiro da Serra da Mesa Energia S.A., no ano de 1997. Diretor Financeiro da Nacional Energética S.A. de 1994 a 1997. Membro do Conselho de Administração da Iven S.A. de 1996 a 1997. Atualmente é Diretor Presidente da Suez Energy Brasil Ltda, Diretor da Suez Energy South America Participações Ltda e Representante Geral da Suez no Brasil.

JAN FRANCISCUS MARÍA FLACHET
Vice-Presidente do Conselho de Administração

Nascido em 06.03.1956. Engenheiro Eletromecânico, formado pela Universidade Católica de Louvain, em 1979. É master em administração pelo Instituto de Administração e Gestão da UCL e participou do CEDEP, General Management Program associado ao INSEAD, em Fontainebleau.

Desenvolveu diversas atividades nas áreas de operação e desenvolvimento dentro do Grupo Tractebel, iniciando sua carreira em 1979 na Unerg como Chefe do Departamento de Operações, em Brabant. De 1990 a 1996, trabalhou na Electrabel como Gerente Geral de distribuição de energia elétrica para os municípios flamengos dos arredores de Bruxelas. Em 1996 assumiu o cargo de Gerente Geral da Litoral Gás, na Argentina e em 1999 passou a exercer o cargo de Vice Presidente Sênior de Operações de Distribuição e Comércio na Tractebel EGI. Em 2001 assumiu o cargo de Vice Presidente Executivo para Desenvolvimento de Negócios na América do Sul. Atualmente exerce o cargo de Gerente Regional para a América do Sul e é Diretor Presidente da Suez Energy South America Participações Ltda.

MANOEL ARLINDO ZARONI TORRES
Membro do Conselho de Administração e Diretor Presidente

Nascido em 18.12.1949. Engenheiro Eletricista - Escola Federal de Engenharia de Itajubá. Programa de Gerenciamento – CEDEP – Fonntainebleau/França.

Trabalhou em FURNAS como Chefe de Divisão de Transmissão de Ivaiporã, como responsável pelo Departamento de Produção do Paraná e posteriormente como Superintendente de Produção Sul. A partir de 1992 atuou como Superintendente de Operação no Sistema de FURNAS, com responsabilidade pelas atividades relacionadas à comercialização de energia.

Atuou como representante de FURNAS no GCOI - Grupo Coordenador para Operação Interligada, na Comissão Mista de Operação da Usina de Itaipu e no COESE - Comitê de Operação das Empresas do Sistema ELETROBRÁS , como coordenador do Subcomitê de Operação.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

Participou da elaboração da Lei 8631/93 e Decreto 774/93 da negociação dos contratos de suprimento de energia de FURNAS.

Teve participação na elaboração da Portaria DNAEE nº 337/94 que regulamentou o Decreto 1009/93 que criou o SINTREL - Sistema Nacional de Transmissão de Energia Elétrica.

Integrou a Comissão Organizadora da Usina de Serra da Mesa, como representante da Diretoria de Produção de FURNAS. Atuou junto à Secretaria de Energia, do MME no projeto RE-SEB. Foi Diretor de Produção de Energia da GERASUL. É membro do Conselho de Administração do Operador Nacional do Sistema Elétrico – ONS e da Câmara de Comercialização de Energia Elétrica – CEEE. Atualmente exerce também a função de Diretor Presidente da Companhia Energética Meridional – CEM e membro do Conselho de Administração da Companhia Energética São Salvador – CESS.

VICTOR FRANK DE PAULA ROSA PARANHOS
Membro do Conselho de Administração

Nascido em 17.10.1946. Engenheiro Mecânico - Universidade Católica de Petrópolis. Economista - Instituto Metodista Bennett. Atuário - Sociedade Universitária Augusto Motta - SUAM.

Engenheiro residente na Sociedade Técnica de Engenharia e Representação - STER. Diretor da Corretora de Títulos e Valores Mobiliários Paulo Williansems. Diretor Superintendente do Fundo de Pensão do Montreal Bank, do Banco Nacional e Presidente da Nacional Energética S.A. (responsável pela construção da Usina Hidrelétrica Serra da Mesa). Exerceu o cargo de Diretor Presidente da Companhia Energética Meridional - CEM, empresa responsável pela construção da Usina Hidrelétrica Cana Brava - 450 MW, até junho de 2002. É Diretor Presidente da Companhia Energética São Salvador – CESS.

DIRK BEEUWSAERT
Membro do Conselho de Administração

Nascido em 14.01.1948. Engenheiro Mecânico e Eletricista – Universidade de Gent. Programa de Gerenciamento – CEDEP – Fonntainebleau/França.

Membro da Diretoria Executiva da Tractebel Sociètè Anonyme. Membro do Comitê Estratégico da Electrabel Sociètè Anonyme. Membro do Conselho de Administração e Presidente da Tractebel Inc. e Membro do Conselho de Administração da Tractebel North America. Diretor da Thai Cogeneration Co., Diretor da Nong Khae Cogeneration Co. e Diretor da Samutprakarn Cogeneration Co. Membro do Conselho da Vlerick Management School Leuven-Gent e Membro do Conselho de Consultores da University of Gent e Membro do Conselho da Faculty of Applied Sciences. Presidente da Tractebel Electricity & Gas International.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

PIERRE MICHEL PHILIPPE CHAREYRE
Membro do Conselho de Administração

Nascido em 08.12.1956. Formado pelo Institut d'Etudes Politiques de Paris. Master em Direito pela Universidade de Paris.

Pierre, que tem dupla nacionalidade, suíça e francesa, começou suas atividades profissionais no Midland Bank, na França, e posteriormente no Reino Unido. Em 1988 ele ingressou no grupo Société Générale de Belgique. Em 1989, foi CFO da Sogem, Grupo Union Minière, atualmente Unicore, e em 1993, CEO da mesma. De 1997 a 2001, Pierre foi CFO da REXEL (membro do Grupo PPR), antes de voltar novamente ao Grupo Suez como Vice Presidente Senior de Finanças da Suez Environnement.

JOSÉ PAIS RANGEL
Membro do Conselho de Administração – Independente.

Nascido em 09.09.1940. Advogado. Bacharel em Direito pela Faculdade Cândido Mendes-1973. Licenciatura em Direito e Legislação/Habilitação de Magistério pela Faculdade Niteroiense de Formação de Professores / USAID-1977. Estágio no Departamento do Tesouro dos EUA / Bolsa de Valores de New York e Bolsa de Mercadorias de Chicago.

Funcionário de carreira do Banco do Brasil e Banco Central do Brasil no período de 1961 a 1991. Inspetor de Mercado de Capitais do BACEN em São Paulo. Supervisor de Fiscalização do Mercado de Capitais do BACEN em São Paulo e Rio de Janeiro. Chefe do Departamento da Dívida Pública do BACEN. Gerente de Operações de Mercado Aberto do BACEN. Coordenador do Projeto e implantador do Sistema SELIC no Mercado Financeiro Nacional. Fundador e Membro do Conselho de Curadores da CEBTRUS – Fundação Banco Central de Previdência Privada. Coordenador do Programa de Desestatização de empresas controladas pelo Banco Central do Brasil. Presidente do Conselho de Administração da Cia. América Fabril, Membro do Conselho de Administração da Cia. Fábrica de Tecidos Dona Isabel. Assessor da Comissão Especial de Desestatização da SEPLAN (Presidência da República). Presidente da Cia. Nacional de Tecidos Nova América. Liquidante das seguintes empresas estatais: DIGIBRÁS – Empresa Digital Brasileira S.A.; DIGIDATA – Eletrônica S.A.; PROEL – Processos Eletrônicos Ltda. Membro do Conselho de Administração da Dinâmica S.A., empresa subsidiária do Banco Clássico S.A.. Desde 1995 até a presente data alternando os cargos de Diretor Vice-Presidente e de Diretor-Presidente do Banco Clássico S.A. (cargo atual).

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

ANTONIO ALBERTO GOUVÊA
Membro do Conselho de Administração – Independente.

Nascido em 31.08.1955. Formado em Direito pela Pontifícia Universidade Católica do Rio de Janeiro (tendo sido orador da turma). Curso de Pós-graduação em Administração de Empresas, pela Pontifícia Universidade Católica do Rio de Janeiro.

Sócio do Escritório de Advocacia Gouvêa Vieira, desde 1978. Membro do Conselho de Contribuintes do Estado do Rio de Janeiro, de 1982 a 1986. Participação em Conselhos de Administração: Como Presidente: BFB - Banco de Investimento S/A (Crédit Lyonnais) de 1988 a 1995; ACCE - Associação das Câmaras de Comércio Européias, de 1992 a 1996; e Câmara de Comércio França-Brasil do Rio de Janeiro, de 1994 a 1997. Como Membro: Banco de Desenvolvimento do Estado do Rio de Janeiro, de 1983 a 1986; Losango S.A. Crédito, Financiamento e Investimento, (UAP) Union des Assurances de Paris, de 1984 a 1987; Alcatel Telecomunicações S.A, de 1990 a 2002; Companhia Vidraria Santa Marina S.A. (Saint Gobain), de 1992 a 2003; Cia. Metropolitana (Holding da família Fontes Williams), desde 1995; Latapack S.A. (Associada a Ball Corporation - Metal Container), de 1995 a 2002; Elf Lubrificantes do Brasil, de 1996 a 2000; Eternit S.A., de 1996 a 2000; Leroy Merlin (Brasil), desde 1996; Telesp Celular Participações S.A., de 1998 a 2001; e Acesita S.A. (ARCELOR), desde 1999. Participação em Conselhos Consultivo: Como Presidente: Credit Lyonnais Financeira S.A. C.F.I., de 1998 a 2000; e Banco Calyon Brasil S.A.(Credit Agricole), desde 2000. Como Membro: Portugal Telecom (Brasil), desde 2003; Banco Privado Português, desde 2005. Participação em Conselho Fiscal: Como Membro: Cervejaria AMBEV, de 2000 a 2001. Participação em Diretorias: UCEA do Brasil (Elf-Aquitaine), de 1983 a 1985; Louis Vuitton do Brasil Indústria e Comércio Ltda., de 1989 a 1990; Administradora e Comercial Lagomar S.A. (Holding da família Moustier), desde 1992; Boa Esperança S.A. (Holding Gouvêa Vieira); e Campeão Participações (Lafarge), de 1983 a 2002. Diversos: Membro do Instituto dos Advogados do Brasil; Membro da Association Fiscale Internationale (Rotterdam, Hollande); Membro da Associação Brasileira de Direito Financeiro – ABDF; Membro do Young Presidents' Organization (YPO); Membro do Conselho de Administração da Sociedade Francesa e Brasileira de Ensino (Lycée Molière), desde 1995; Membro do Instituto Brasileiro de Governança Corporativa; Período de estudos na França (1993) como convidado do Programa do Centro de Análise e Previsão do Ministério das Relações Exteriores; e Chevalier dans l'Ordre National du Merite, por Decreto do Presidente da República Francesa.

LUIZ ANTÔNIO BARBOSA
Membro do Conselho de Administração (representante dos empregados)

Nascido em 26.05.1956. Técnico de Manutenção de Usinas.

Diretor da Associação dos Empregados da ELETROSUL - ASES. Delegado na Associação dos Profissionais da ELETROSUL - APROSUL. Diretor Financeiro do Sindicato dos Eletricitários do Sul do Estado de Santa Catarina - SINTRESC, a partir de 1993.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

PATRICK CHARLES CLEMENT OBYN
Membro do Conselho de Administração (Suplente)

Nascido em 28.07.1960 na Bélgica. Formado pela Faculdade de Direito da Universidade de Antuérpia, Bélgica.

Foi advogado da Union Carbide (indústria química) e do Grupo Alcatel (telecomunicações). Em 1995, ingressou no Grupo Suez-Tractebel como Assessor Sênior da Electricity and Gaz International. Desde 2002, exerce o cargo de General Counsel da Suez Energy South America Participações Ltda - SESA.

LUIZ EDUARDO SIMÕES VIANA
Membro do Conselho de Administração (Suplente)

Nascido em 03.04.1955. Economista, formado pela Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro - 1985. MBA COPPEAD/UFRJ – 1998.

Trabalhou como economista da BNDES Participações S.A. - BNDESPAR entre setembro de 1980 a junho de 1991, sempre ligado à área de Mercado de Capitais. Foi Gerente de Underwriting do Banco Nacional S.A. entre setembro de 1991 e dezembro de 1995. Atuou como Superintendente de Relações Institucionais da Serra da Mesa Energia S.A. (Antiga Nacional Energética S.A.) entre janeiro de 1996 a maio de 1998. Atualmente trabalha como Diretor da Suez Energy South America Participações Ltda., empresa controladora da Tractebel Energia S.A. e Diretor da Itá Energética S.A. - ITASA sem designação específica exercendo cumulativamente as funções de Diretor de Relações com Investidores.

ALEXANDRE JEAN KEISSER
Membro do Conselho de Administração (Suplente)

Nascido em 14/03/70, na França. Formado em Engenharia Mecânica pela escola Superior de Engenheiros de Marseille, França. MBA de Finanças pela Columbia University, EUA.

Foi Engenheiro de Projetos da ELYO, Suez, França, de 1994 a 1995. Foi Diretor de Projetos da TRIGEN, New York, EUA, de 1996 a 1999, e em 2000, Diretor de Desenvolvimento de Negócios. De 2001 a 2003, foi Diretor de Fusões e Aquisições das empresas de energia da Suez Energy North América, New York e Houston, EUA. Atualmente é responsável pela Gestão de Finanças da Regional América do Sul do Grupo Suez, em Buenos Aires, Argentina.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

MANOEL FRANÇOIS COLCOMBERT
Membro do Conselho de Administração (Suplente)

Nascido em 1960. Tem dupla nacionalidade argentina e francesa. Formado em Engenharia Industrial, ITBA, Buenos Aires, em 1984 e MBA no IMD, Lausanne, Switzerland, 1990.

Atuou no setor de Energia na área de Gerenciamento geral, Comercial, Estratégia e Planejamento de Negócios. Atualmente é Vice Presidente Sênior Strategy & Portfolio Management da Regional América do Sul do Grupo Suez. É Conselheiro ou Membro do Comitê Estratégico de várias empresas do Grupo Suez na América do Sul.

GIL DE METHODIO MARANHÃO NETO
Membro do Conselho de Administração (Suplente)

Nascido em 18.01.1963. Engenheiro civil formado pela Veiga de Almeida, possuí MBA em finanças pelo IBMEC.

Atuou nas áreas de Mercado de Capitais (administração de fundos de ações e underwriting) e comercial (Fundos de Pensão) no Banco Nacional S.A.

Participou da criação da empresa Nacional Energética S.A. que foi a primeira produtora independente de energia do Brasil. Em 1994, a Nacional Energética conquistou junto a Furnas Centrais Elétricas S.A., através de processo competitivo, a primeira parceria entre os setores público e privado com o objetivo de concluir a construção de uma hidroelétrica inacabada - AHE Serra da Mesa, de 1.275 MW de capacidade instalada.

Responsável pela abertura do primeiro escritório e pelo início das atividades da Tractebel no Brasil em 1996, atuando como Gerente Delegado, Procurador, e Diretor de Desenvolvimento de Negócios. Organizou a participação da Tractebel. nos leilões de privatização da CERJ, CPFL, CEEE, Cachoeira Dourada, Enersul, CEG, Cesp-Paranapanema, Cesp-Tietê e GERASUL (hoje Tractebel Energia), além dos leilões de concessão das AHE Cana Brava, São Salvador e Estreito.

Trabalhou dois anos no início do processo de reorganização da Tractebel Energia (na época GERASUL) atuando em diversas áreas e missões, como Diretor de Investimentos, Diretor de Implementação de Projetos, Presidente Interino e Membro do Conselho de Administração. Durante esse período, foi responsável pela construção das usinas de Itá, Machadinho e William Arjona. Foi também responsável pela estruturação da área e equipe e pelo início das atividades da área de comercialização de energia da empresa.

Atualmente é responsável por Desenvolvimento de Negócios (expansão, via novos projetos e aquisições) e Comunicações, da Suez Energy Brasil, onde tem o cargo de Diretor.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

JOSÉ CARLOS CAUDURO MINUZZO
Membro do Conselho de Administração (Suplente) e Diretor de Produção de Energia

Nascido em 29.10.1951. Engenheiro Mecânico, formado pela PUC-RS.

Começou sua carreira profissional na ELETROSUL em 1976. Desempenhou suas atividades na área de Geração Térmica no Complexo Termelétrico Jorge Lacerda. Realizou estágios nas fábricas de turbinas a vapor da Ansaldo e Skoda, em 1984 e na fábrica da Nei Parsons, em 1987. Participou do grupo de manutenção do Instituto Brasileiro de Petróleo – IBP, de 1981 a 1987 e do grupo de manutenção de térmicas do GCOI de 1986 a 1998, sendo o coordenador do grupo de 1994 a 1998.

Gerenciou a Divisão de Engenharia e Manutenção de Térmicas até 1997 e, posteriormente, o Departamento de Geração Térmica até junho de 1999.

JOSÉ JOÃO ABDALLA FILHO
Membro do Conselho de Administração (Suplente) – Independente.

Nascido em 30.05.1945, formado em ciências econômicas na Universidade Mackenzie.

Presidente e acionista controlador do Banco Clássico S.A., da Dinâmica Energia S.A. e, também é presidente e acionista da Socal S.A. Mineração e Intercâmbio Comercial e Industrial e, a partir de abril de 2007, membro suplente do Conselho de Administração da Tractebel Energia S.A.

LUIZ LEONARDO CANTIDIANO VARNIERI RIBEIRO
Membro do Conselho de Administração (Suplente) – Independente.

Nascido em 13.03.1949. Formado em direito no ano de 1972, na então Universidade do Estado da Guanabara.

Desde dezembro de 1980 é sócio de Motta, Fernandes Rocha Advogados, com escritórios no Rio de Janeiro e em São Paulo. Atua preponderantemente nas áreas de direito societário e mercado de capitais, tendo assessorado a Bolsa de Valores de São Paulo na concepção e na implementação do Novo Mercado. Foi membro do Conselho de Administração da Bolsa de Valores do Rio de Janeiro e do Conselho de Administração do BNDESPAR - BNDES Participações S.A. Foi diretor da Comissão de Valores Mobiliários e membro do Conselho de Recursos do Sistema Financeiro Nacional.

Participa, atualmente, das seguintes entidades: (1) membro do Conselho Superior do IBMEC (Instituto Brasileiro de Mercado de Capitais); (2) membro do Conselho do Instituto Futuro Brasil; (3) árbitro da Câmara de Arbitragem do Mercado; (4) diretor do Instituto Brasileiro de Relações com Investidores, Seção do RJ; (5) membro do Conselho Consultivo da ABVACP – Associação Brasileira de Venture Capital e Private Equity; (6) membro do Conselho da ABRASCA – Associação Brasileira de Companhias Abertas; (7) Presidente em exercício do IBEF Rio.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

Tem diversos trabalhos publicados sobre direito societário e mercado de capitais, tendo feito palestras no Brasil e no exterior sobre tais assuntos. De 15 de julho de 2002 a 27 de maio de 2004 foi Presidente da Comissão de Valores Mobiliários. Também foi Presidente do COSRA – Council of Securities Regulators of the Américas.

ANGELO RABELO DA SILVA
Membro do Conselho de Administração (Suplente representante dos empregados)

Nascido em 15.08.1956. Curso Médio em Eletrotécnica, pela Escola Técnica Federal de Santa Catarina e Curso Superior de Ciências Econômicas – UNISUL.

Trabalha desde 1978 no Complexo Jorge Lacerda, nas empresas – ELETROSUL, GERASUL , hoje Tractebel Energia S.A.

MARC VERSTRAETE
Diretor Financeiro e de Relações com Investidores

Nascido em 22.04.1969. Economia e Ciências Econômicas Aplicadas – Catholic University of Louvain. Engenheiro Comercial – Catholic University of Louvain. Mestrado em Gestão de Negócios – International University of America.

Assistente Financeiro no ING Bank – Bélgica. Consultor Financeiro Sênior na Tractebel Sociètè Anonyme - Bélgica.

LUCIANO FLÁVIO ANDRIANI
Diretor Administrativo

Nascido em 12.01.1957. Administrador de Empresas – Universidade Federal de Santa Catarina – UFSC. Pós-graduação em Gestão do Desenvolvimento e Cooperação Internacional – Universidade Moderna de Lisboa.

Analista de Organização e Métodos na ELETROSUL. Gerente do Departamento de Patrimônio, Documentação, Transporte e Serviços da ELETROSUL. Gerente do Departamento de Recursos Humanos da ELETROSUL. Na Companhia foi Gerente de Recursos Humanos e Informática.

MIROEL MAKIOLKE WOLOWSKI
Diretor de Comercialização e Negócios e Diretor de Implantação de Projetos

Nascido em 31.10.1947. Engenheiro Eletricista - Universidade Federal de Santa Catarina - UFSC. Administrador de Empresas – Escola de Administração de Santa Catarina – ESAG. Pós-graduação em Administração Pública pela ESAG.

Engenheiro Projetista na Ericsson do Brasil. Gerente de Produção na Intelbrás. Engenheiro na Eletrosul, trabalhando na área de aquisições de usinas e grandes equipamentos, elaborando inclusive os editais da UTE Jacuí e UTE Corumbá. Na GERASUL (atualmente Tractebel Energia S.A.) trabalhou até dezembro de 2000, na área de Desenvolvimento de Negócios.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

MARCO ANTONIO AMARAL SURECK
Diretor de Planejamento e Controle

Nascido em 11.06.1955, Engenheiro Eletricista - Universidade Federal do Paraná - UFPR, mestrado em Engenharia de Produção pela Universidade Federal de SC - UFSC, especialização em Planejamento da Expansão e da Operação de Sistemas Elétricos pela Universy of Waterloo - Canadá.

Trabalhou na ELETROSUL de 1982 a 1997 exercendo as funções de engenheiro de planejamento energético, gerente da divisão de planejamento energético e gerente do departamento de planejamento de geração, transmissão e telecomunicações. Na GERASUL trabalhou de 1998 a 2002 como gerente da área de planejamento da operação e comercialização de energia.

Participou em processos licitatórios (Usina Hidrelétrica Itá, Machadinho e interligação com a Argentina), reestruturação do setor elétrico, Grupo Coordenador do Planejamento da Expansão - GCPS e representante no Comitê Técnico da CCEE no estabelecimento das regras de mercado.

NEWTON DE LIMA AZEVEDO JÚNIOR
Membro do Conselho Fiscal - Titular

Nascido em 06.01.1949, formado em Engenharia Civil pela Escola Politécnica da Universidade de São Paulo, em 1972.

Trabalhou na Themag Engenharia de 1972 a 1991 exercendo a função de Diretor Geral do Projeto da UHE Itaipu de 1978 a 1991. De 1992 a 1999 foi Diretor Presidente da Estudos Técnicos e Projetos ETEP Ltda e Diretor da ABCE – Associação Brasileira dos Consultores de Engenharia. De 1999 a 2002 foi Diretor Presidente da Lyonnaise dês Eaux do Brasil e de 2001 a 2003 foi Diretor Presidente da Águas do Amazonas (Concessão privada de água e esgoto da cidade de Manaus). Desde 2002 é Presidente do Conselho Fiscal da Tractebel Energia S.A. e, desde 2003, é Vice-Presidente da Associação Brasileira de Infra-estrutura e Indústria de Base (ABDIB), responsável pela área de saneamento ambiental. Atualmente é sócio e Diretor Presidente da Eco-Enob Soluções Ambientais Ltda.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

PAULO DE RESENDE SALGADO
Membro do Conselho Fiscal - Titular

Nascido em 02.07.1945, formado em ciências econômicas na Universidade Cândido Mendes. Pós-graduação pela Fundação Getulio Vargas – FGV em Executivo Financeiro, *MBA/PDG* – Programa de Desenvolvimento Gerencial e Capital *Market-FGV-AID-EUA.*

Trabalhou no Banco Citibank de setembro de 1979 a julho 1981 exercendo a função de Vice-Presidente Residente. De agosto de 1981 a fevereiro 1989 trabalhou no Banco Econômico de Investimentos S.A, na função de Superintendente de Investimentos. De julho de 1989 a dezembro de 1995 trabalhou no Banco Nacional S.A., no cargo de Diretor de *Underwriting* e Privatização, participando nos projeto de privatização da LIGHT, CSN e, também, atuando como Diretor da Nacional Energética S.A. e da IVEN S.A. De janeiro de 1994 a outubro de 1996 atuou como Diretor Financeiro da Nacional Energética S.A. De janeiro de 1997 até os dias atuais, é Consultor Econômico da Agenda Corretora de Câmbio e Valores Mobiliários Ltda e, a partir de abril de 2007, membro titular do Conselho Fiscal da Tractebel Energia S.A.

MANOEL EDUARDO LIMA LOPES
Membro do Conselho Fiscal - Titular

Nascido em 07.07.1943, Bacharel em Ciências Contábeis e Direito - Universidade do Estado do Rio de Janeiro.

Trabalhou no Banco do Estado do Rio de Janeiro S.A.– BANERJ de 1979 a 1981 exercendo a função de Auditor Geral e de 1981 a 1990, Superintendente de Controle. De 1990 a 1996 exerceu a função de Consultor do Banco Clássico S.A., onde foi nomeado Diretor para o período de 1996 a 1998. Em 1998 assumiu a Gerência de Controle da IRB – Brasil Resseguros S.A. onde ficou até o ano de 2001. Atualmente é Diretor do Banco Clássico S.A. e funcionário aposentado do Banco do Estado do Rio de Janeiro S.A. – BANERJ.

FLÁVIO MARQUES LISBÔA CAMPOS
Membro do Conselho Fiscal - Suplente

Nascido em 17.11.1950, Engenheiro Civil graduado em 1973 pela Escola de Engenharia da Universidade Federal de Minas Gerais – UFMG.

Diretor Geral e CEO da Leme Engenharia Ltda. desde de 2002, tendo exercido as seguintes atividades nesta empresa: 1994 a 2002 – Diretor Geral e Executivo; 1992 a 1994 - Diretor de Desenvolvimento de Negócios, atuando na coordenação de estratégias de comercialização, prospecção e viabilização de negócios, negociações de contratos com clientes e administração das despesas de desenvolvimento; 1988 a 1992 - Diretor Técnico, atuando nas áreas de Geração Elétrica e Barragens, Sistemas Elétricos e Projetos Industriais, com destaque para supervisão técnica e elaboração dos contratos de vários projetos; e de 1976 a 1988 – atuando na área técnica com Chefe do Setor de Engenharia Hidráulica e Gerente de diversos projetos de grande porte.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

Trabalhou como Engenheiro Civil de 1972 a 1976 nas empresas Elektrowatt Ingenieros Consultores, Guatemala City, Guatemala, Elektrowatt Engineering Services, Zurick, Switzerland e Eletroprojetos S/A – Estudos de Engenharia.

Atualmente participa da Diretoria da ABDIB – Associação Brasileira da Infra-Estrutura e Indústrias de Base e, também, é membro dos seguintes conselhos: Conselho Diretor da Câmara de Arbitragem Empresarial – Brasil; Conselho de Política Econômica da FIEMG; Conselho Diretor da AMEC, Conselho Diretor da ABCE – Associação Brasileira de Consultores de Engenharia; e do Conselho Estadual de Recursos Hídricos de Minas Gerais.

MANOEL EDUARDO BOUZAN DE ALMEIDA
Membro do Conselho Fiscal – Suplente

Nascido em 03.04.1952, Bacharel em Ciências Contábeis em 1978 pela Faculdades Integradas Simonsen, no Rio de Janeiro.

Trabalhou no ramo da indústria de 1969 a junho de 1995 exercendo diversas funções administrativas, chegando ao cargo de gerente administrativo e contábil. No segundo semestre de 1995 foi convidado para exercer as funções de contador no projeto energético de Serra da Mesa, da empresa Serra da Mesa S.A., permanecendo até junho de 1998, onde transferiu-se para o Grupo Tractebel, para trabalhar na Holding como contador, onde permanece até a presente data. Integrou o Conselho Fiscal da Companhia no primeiro mandato de 1998.

AILTON PINTO SIQUEIRA
Membro do Conselho Fiscal - Suplente

Nascido em 03.08.1939, trabalhou no Banco do Estado do Rio de Janeiro S.A. – BANERJ de 1971 a 1989 onde exerceu os seguintes cargos: Gerente de Agência 1971 a 1974, Inspetor de 1974 a 1980 e Auditor de 1980 a 1989, quando se aposentou. De 26.03.1998 até a presente data é Diretor do Banco Clássico S.A.

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - EVENTOS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

1 - EVENTO BASE	2 - DATA DO EVENTO	3 - PESSOAS FÍSICAS E JURÍDICAS	4 - INVESTIDORES INSTITUCIONAIS	5 - ACORDO DE ACIONISTAS	6 - AÇÕES PREFER. COM DIREITO A VOTO
AGO/E	17/04/2007	13.236	263	NÃO	NÃO

7 - AÇÕES PREFERENCIAIS COM DIREITO A VOTO	8 - DATA DO ÚLTIMO ACORDO DE ACIONISTAS

AÇÕES EM CIRCULAÇÃO NO MERCADO

9 - EXISTEM AÇÕES EM CIRCULAÇÃO	ORDINÁRIAS		PREFERENCIAIS		TOTAL	
	10 - QUANTIDADE (Unidade)	11 - PERCENTUAL	12 - QUANTIDADE (Unidade)	13 - PERCENTUAL	14 - QUANTIDADE (Unidade)	15 - PERCENTUAL
SIM	204.093.336	31,27	0	0,00	204.093.336	31,27

16 - AÇÕES PREFERENCIAIS EM CIRCULAÇÃO NO MERCADO

1 - CLASSE	2 - QUANTIDADE (Unidade)	3 - PERCENTUAL

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.02 - POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES ORDINÁRIAS E/OU PREFERENCIAIS

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
001	SUEZ ENERGY SOUTH AMERICA PARTIC. LTDA.	01.370.013-0001/15	BRASILEIRA	RJ
002	BANCO CLÁSSICO S.A.	31.597.552-0001/52	BRASILEIRA	RJ
997	AÇÕES EM TESOURARIA			
998	OUTROS			
999	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - TOTAL DE AÇÕES (Unidades)	11 - %	12 - COMP.CAP.SOC.	13 - PART. NO ACORDO DE ACIONISTAS	14 - CONTROLADOR
001	448.512.625	68,71	0	0,00	448.512.625	68,71	30/04/2007		SIM
002	65.268.744	10,00	0	0,00	65.268.744	10,00	30/04/2007		NÃO
997	0	0,00	0	0,00	0	0,00			
998	138.960.823	21,29	0	0,00	138.960.823	21,29			
999	652.742.192	100,00	0	0,00	652.742.192	100,00			

15/1 - CLASSE	15/2 - QTD. AÇÕES PREFERENCIAIS (Unidades)	15/3 - % PREFERENCIAIS

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
001	SUEZ ENERGY SOUTH AMERICA PARTIC. LTDA.	30/04/2007

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
001001	SUEZ-TRACTEBEL S.A.		BELGA	
001002	TELFIN S.A.		BELGA	
001999	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
001001	668.322.228	99,99	0	0,00	668.322.228	99,99	30/04/2007
001002	1	0,01	0	0,00	1	0,01	30/04/2007
001999	668.322.229	100,00	0	0,00	668.322.229	100,00	

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
001001	SUEZ-TRACTEBEL S.A.	30/04/2007

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
001002	TELFIN S.A.	30/04/2007

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS ACIONISTAS COM MAIS DE 5% DAS AÇÕES ORDINARIAS E/OU PREFERENCIAIS

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
002	BANCO CLÁSSICO S.A.	30/04/2007

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
002001	JOSÉ JOÃO ABDALA FILHO	245.730.788-00	BRASILEIRA	
002002	JOSÉ PAIS RANGEL	239.775.667-68	BRASILEIRA	
002999	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
002001	745.685.582	99,99	0	0,00	745.685.582	99,99	
002002	1.019	0,01	0	0,00	1.019	0,01	
002999	745.686.601	100,00	0	0,00	745.686.601	100,00	

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.01 - COMPOSIÇÃO DO CAPITAL SOCIAL

1 - Data da Última Alteração: 17/08/2005

2- ITEM	3 - ESPÉCIE DAS AÇÕES	4 - NOMINATIVA OU ESCRITURAL	5 - VALOR NOMINAL (Reais)	6 - QTD. DE AÇÕES (Unidades)	7 - SUBSCRITO (Reais Mil)	8 - INTEGRALIZADO (Reais Mil)
01	ORDINÁRIAS	ESCRITURAL		652.742.192	2.445.766	2.445.766
02	PREFERENCIAIS			0	0	0
03	PREFERENCIAIS CLASSE A			0	0	0
04	PREFERENCIAIS CLASSE B			0	0	0
05	PREFERENCIAIS CLASSE C			0	0	0
06	PREFERENCIAIS CLASSE D			0	0	0
07	PREFERENCIAIS CLASSE E			0	0	0
08	PREFERENCIAIS CLASSE F			0	0	0
09	PREFERENCIAIS CLASSE G			0	0	0
10	PREFERENCIAIS CLASSE H			0	0	0
11	PREFER. OUTRAS CLASSES			0	0	0
99	TOTAIS			652.742.192	2.445.766	2.445.766

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.03 - BONIFICAÇÃO / DESDOBRAMENTO OU GRUPAMENTO DE AÇÕES NOS TRÊS ÚLTIMOS ANOS

1- ITEM	2 - DATA APROVAÇÃO	3 - VALOR NOMINAL POR AÇÃO ANTES DA APROVAÇÃO (Reais)	4 - VALOR NOMINAL POR AÇÃO DEPOIS DA APROVAÇÃO (Reais)	5 - QUANTIDADE DE AÇÕES ANTES DA APROVAÇÃO (Unidades)	6 - QUANTIDADE DE AÇÕES DEPOIS DA APROVAÇÃO (Unidades)
01	07/04/2005			652.742.193.511	652.742.192

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.04 - CAPITAL SOCIAL AUTORIZADO

1 - QUANTIDADE (Unidades)	2 - VALOR (Reais Mil)	3 - DATA DA AUTORIZAÇÃO
0	5.000.000	17/04/2007

04.05 - COMPOSIÇÃO DO CAPITAL AUTORIZADO

1- ITEM	2 - ESPÉCIE	3 - CLASSE	4 - QUANTIDADE DE AÇÕES AUTORIZADAS À EMISSÃO (Unidades)

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - PROVENTOS DISTRIBUÍDOS NOS TRÊS ÚLTIMOS ANOS

1 - ITEM	2 - PROVENTO	3 - APROVAÇÃO DA DISTRIBUIÇÃO EVENTO	4 - DATA DA APROVAÇÃO DISTRIBUIÇÃO	5 - TÉRMINO DO EXERCÍCIO SOCIAL	6 - LUCRO OU PREJUÍZO LÍQUIDO NO PERÍODO (Reais Mil)	7 - VALOR DO PROVENTO POR AÇÃO	8 - ESPÉCIE DAS AÇÕES	9 - CLASSE DAS AÇÕES	10 - MONTANTE DO PROVENTO (Reais Mil)	11 - DATA DE INÍCIO DE PAGAMENTO
01	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	09/12/2004	31/12/2004	775.192	0,0003906510	ORDINÁRIA		181.282	20/04/2005
02	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	09/12/2004	31/12/2004	775.192	0,0004655890	PREFERENCIAL	A	35	20/04/2005
03	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	09/12/2004	31/12/2004	775.192	0,0003906510	PREFERENCIAL	B	73.683	20/04/2005
04	DIVIDENDO	AGO	07/04/2005	31/12/2004	775.192	0,0005132690	ORDINÁRIA		238.184	20/04/2005
05	DIVIDENDO	AGO	07/04/2005	31/12/2004	775.192	0,0005132690	PREFERENCIAL	A	38	20/04/2005
06	DIVIDENDO	AGO	07/04/2005	31/12/2004	775.192	0,0005132690	PREFERENCIAL	B	96.810	20/04/2005
07	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	12/05/2005	31/12/2005	920.096	0,0001685160	ORDINÁRIA		78.200	08/07/2005
08	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	12/05/2005	31/12/2005	920.096	0,0001997400	PREFERENCIAL	A	15	08/07/2005
09	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	12/05/2005	31/12/2005	920.096	0,0001685160	PREFERENCIAL	B	31.785	08/07/2005
10	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	19/10/2005	31/12/2005	920.096	0,1869040000	ORDINÁRIA		122.000	10/11/2005
11	DIVIDENDO	RCA	19/10/2005	31/12/2004	775.192	0,2252040000	ORDINÁRIA		147.000	10/11/2005
12	DIVIDENDO	RCA	19/10/2005	31/12/2005	920.096	0,2160120000	ORDINÁRIA		141.000	10/11/2005
13	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	15/12/2005	31/12/2005	920.096	0,0608200000	ORDINÁRIA		39.700	19/04/2006
14	DIVIDENDO	AGO	26/04/2006	31/12/2005	920.096	0,7068500000	ORDINÁRIA		461.391	05/05/2006
15	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	11/08/2006	31/12/2006	979.146	0,1746480000	ORDINÁRIA		114.000	25/10/2006
16	DIVIDENDO	RCA	11/08/2006	31/12/2006	979.146	0,4963670000	ORDINÁRIA		324.000	25/10/2006
17	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	06/12/2006	31/12/2006	979.146	0,1516680000	ORDINÁRIA		99.000	07/05/2007
18	DIVIDENDO	AGO	17/04/2007	31/12/2006	979.146	0,6023650000	ORDINÁRIA		393.189	07/05/2007
19	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	10/05/2007	31/12/2007	0	0,1348158600	ORDINÁRIA		88.000	

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.03 - DISPOSIÇÕES ESTATUTÁRIAS DO CAPITAL SOCIAL

1 - ITEM	2 - ESPÉCIE DA AÇÃO	3 - CLASSE DA AÇÃO	4 - % DO CAPITAL SOCIAL	5 - CONVERSÍVEL	6 - CONVERTE EM	7 - DIREITO A VOTO	8 - TAG ALONG %	9 - PRIORIDADE NO REEMBOLSO DE CAPITAL	17 - OBSERVAÇÃO
01	ORDINÁRIA		100,00	NÃO		PLENO	100,00		

10 - PRÊMIO	11 - TIPO DE DIVIDENDO	12 - % DIVIDENDO	13 - R$/AÇÃO	14 - CUMULATIVO	15 - PRIORITÁRIO	16 - CALCULADO SOBRE
		0,00	0,00000			

06.04 - MODIFICAÇÃO ESTATUTÁRIA/DIVIDENDO OBRIGATÓRIO

1 - DATA DA ÚLTIMA MODIFICAÇÃO DO ESTATUTO	2 - DIVIDENDO OBRIGATÓRIO (% DO LUCRO)
17/04/2007	30,00

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - REMUNERAÇÃO E PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO

1 - PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO	2 - VALOR DA REMUNERAÇÃO GLOBAL DOS ADMINISTRADORES (Reais Mil)	3 - PERIODICIDADE
NÃO	15.000	ANUAL

07.02 - PARTICIPAÇÕES E CONTRIBUIÇÕES NOS TRÊS ÚLTIMOS ANOS

1 - DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 31/12/2006

2 - DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2005

3 - DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2004

4- ITEM	5 - DESCRIÇÃO DAS PARTICIPAÇÕES E CONTRIBUIÇÕES	6 - VALOR DO ÚLTIMO EXERCÍCIO (Reais Mil)	7 - VALOR DO PENÚLTIMO EXERCÍCIO (Reais Mil)	8 - VALOR DO ANTEPENÚLTIMO EXERCÍCIO (Reais Mil)
01	PARTICIPAÇÕES-DEBENTURISTAS	0	0	0
02	PARTICIPAÇÕES-EMPREGADOS	12.000	10.000	6.500
03	PARTICIPAÇÕES-ADMINISTRADORES	0	0	0
04	PARTIC.-PARTES BENEFICIÁRIAS	0	0	0
05	CONTRIBUIÇÕES FDO. ASSISTÊNCIA	0	0	0
06	CONTRIBUIÇÕES FDO. PREVIDÊNCIA	0	0	0
07	OUTRAS CONTRIBUIÇÕES	0	0	0
08	LUCRO LÍQUIDO NO EXERCÍCIO	979.146	920.096	775.192
09	PREJUÍZO LÍQUIDO NO EXERCÍCIO	0	0	0

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.03 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
01	COMPANHIA ENERGÉTICA MERIDIONAL	02.201.268/0001-17	ABERTA CONTROLADA	99,99	18,35
02	ITÁ ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	10,30

1- ITEM	7 - TIPO DE EMPRESA	8 - INÍCIO ÚLTIMO EXERC. SOCIAL	9 - FINAL ÚLTIMO EXERC. SOCIAL	10 - QTD. AÇÕES ÚLTIMO EXERC. SOCIAL (Unidades)
01	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	01/01/2006	31/12/2006	344.528.001
02	EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	01/01/2006	31/12/2006	520.219.172

1- ITEM	11 - INÍCIO PENÚLTIMO EXERCÍCIO SOCIAL	12 - FINAL PENÚLTIMO EXERC. SOCIAL	13 - QTD. AÇÕES PENÚLTIMO EXERC. SOCIAL (Unidades)	14 - INÍCIO ANTEPENÚLT. EXERC. SOCIAL	15 - FINAL DO ANTEPENÚLT. EXERC. SOCIAL	16 - QTD. AÇÕES ANTEPENÚLTIMO EXERC. SOCIAL (Unidades)
01	01/01/2005	31/12/2005	344.528.001	01/01/2004	31/12/2004	225.170.692
02	01/01/2005	31/12/2005	520.219.172	01/01/2004	31/12/2004	520.219.172

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

08.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	01
2 - Nº ORDEM	1
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/024
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	1ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2011
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IGP-M mais 9,29% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	140.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	14.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	14.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

08.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	02
2 - Nº ORDEM	2
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/025
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	2ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2010
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	103,90% da Taxa DI
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	60.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	6.000
16 - TITULO CIRCULAÇÃO (UNIDADE)	6.000
17 - TITULO TESOURARIA (UNIDADE)	0
18 - TITULO RESGATADO (UNIDADE)	0
19 - TITULO CONVERTIDO (UNIDADE)	0
20 - TITULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

09.01 - BREVE HISTÓRICO DA EMPRESA

Histórico

Em 3 de maio de 1995, a Centrais Elétricas do Brasil S.A. - Eletrosul e as demais empresas da Eletrobrás foram incluídas no Programa Nacional de Desestatização – PND, por meio do Decreto n.º 1.481, de 3 de maio de 1995.

Dessa forma, a Eletrosul, que havia sido criada em 1968 como terceira subsidiária regional da Eletrobrás destinada ao abastecimento energético dos Estados do Paraná, Santa Catarina e Rio Grande do Sul (área ampliada, em 1980, com a inclusão de Mato Grosso do Sul), foi parcialmente cindida em 23 de dezembro de 1997, sendo que o patrimônio relativo à atividade de geração de energia elétrica foi vertido para a constituição de uma nova sociedade, denominada Centrais Geradoras do Sul do Brasil S.A. – Gerasul. O patrimônio vertido à Gerasul, à época da cisão, representava cerca de 71,0% do patrimônio líquido cindido.

Após a cisão de 1997, a Eletrosul continuou responsável exclusivamente pelas atividades relacionadas à transmissão de energia elétrica e a Gerasul passou a atuar exclusivamente na geração e comercialização de energia elétrica, ficando as duas companhias sob o controle da Eletrobrás.

Em janeiro de 1998, o controle acionário da Gerasul passou a ser da Eletrobrás Geração S.A. – Eletroger, companhia que teve origem na cisão parcial do patrimônio da Eletrobrás. Em abril do mesmo ano, a Eletroger incorporou sua controlada Gerasul, passando a utilizar a denominação social até então utilizada pela incorporada.

Em leilão realizado em 15 de setembro de 1998, na Bolsa de Valores do Rio de Janeiro, a Suez Energy South America Participações Ltda – SESA (anteriormente denominada Tractebel EGI South America Ltda), empresa constituída no Brasil sob o controle da Suez Tractebel Sociètè Anonyme ("Suez Tractebel") (nova denominação da Tractebel Sociètè Anonyme), com sede em Bruxelas, Bélgica, adquiriu o controle acionário da Gerasul, representado, na época, por 227.095.639.468 ações ordinárias, correspondentes a 50,01% do capital social votante da Gerasul, pelo preço de R$ 945,7 milhões.

Em 28 de maio de 1998, a Companhia foi registrada como companhia aberta na Comissão de Valores Mobiliários - CVM sob n.º 1732-9.

Em fevereiro de 2002, a Gerasul alterou sua razão social, passando a ser denominada Tractebel Energia S.A.

Em novembro de 2005, a Companhia aderiu ao Novo Mercado, segmento listagem da Bolsa de Valores de São Paulo - BOVESPA destinado à de negociação de ações emitidas por companhias que se comprometam, voluntariamente, com a adoção de práticas de governança corporativa adicionais em relação ao que é exigido pela legislação aplicável, e em dezembro do mesmo ano, realizou uma oferta secundária de 71.000.000 ações para promover maior valorização e liquidez das mesmas e atender aos requisitos do Novo Mercado.

09.01 - BREVE HISTÓRICO DA EMPRESA

Desde a privatização, em setembro de 1998, até março de 2007, a Companhia realizou investimentos da ordem de R$ 2,9 bilhões (a preços atualizados) na expansão e ampliação da confiabilidade de suas usinas, consolidando sua atuação no setor elétrico brasileiro. Nesse mesmo período, a Capacidade Instalada da Companhia apresentou crescimento de 58,1%, passando de 3.719 MW para 5.881 MW. Verificou-se, ainda, um aumento de 48,5% na Energia Assegurada, que passou de 2.143 MW médios para 3.183 MW médios.

A Tractebel Energia possui um Parque Gerador composto por 6 usinas hidrelétricas e 7 usinas termelétricas, localizadas nos Estados de Santa Catarina, Paraná, Rio Grande do Sul, Mato Grosso do Sul e Goiás. Das 13 usinas, 11 pertencem integralmente à Companhia, e 2 são operadas pela Tractebel Energia por meio de consórcios com outras empresas.

No 1º trimestre de 2007, a Tractebel Energia adquiriu 2,8% de participação acionária na Machadinho Energética S.A. - MAESA e, conseqüentemente, aumentou a sua participação total no consórcio em 2,34%, agregando 11,1 MW médios ao seu portfólio.

De acordo com informações da Agência Nacional de Energia Elétrica - ANEEL fornecidas em março de 2007, a Companhia era a maior geradora de energia elétrica do setor privado no Brasil em termos de Capacidade Instalada e Energia Assegurada. A Capacidade Instalada da Companhia, após a aquisição da participação na MAESA e incluindo a propriedade indireta das UHEs Ita, Cana Brava e Machadinho e da Unidade de Cogeração Lages, totalizava 5.881 MW, dos quais 79,4% oriundos de usinas hidrelétricas e 20,6% de termelétricas, o que correspondia a cerca de 7% do parque gerador de energia brasileiro. A Energia Assegurada da Companhia, é de 3.183 MW médios e a capacidade de fornecimento de energia elétrica da Companhia, que inclui o contrato de compra de energia de longo prazo celebrado com a controlada Itasa, é de 5.917 MW.

09.01 - BREVE HISTÓRICO DA EMPRESA

Organograma Societário

A Tractebel Energia é controlada pela Suez Energy South America Participações Ltda – SESA (anteriormente denominada Tractebel EGI South America Ltda), detentora de 68,71% do seu capital social total. O esquema a seguir representa a estrutura acionária na qual a Companhia está inserida, indicando as respectivas participações:


SUEZ
100,00%
SUEZ Energy Brasil
100,00%
SUEZ Energy South America Participações
40,07%
Consórcio Estreito Energia
100,00%
Cia. Energética São Salvador
68,71%
Tractebel Energia
SUEZ
TBLE3
NOVO MERCADO
99,99%
Lages Bioenergética
48,75%
ITASA
99,99%
Cia. Energética Meridional
99,99%
Tractebel Energia Comercializadora
99,99%
Delta Energética
2,82%
Machadinho Energética S.A.

Sociedades Controladas

Itá Energética S.A. - ITASA: detém a concessão para a exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, com a Companhia Siderúrgica Nacional (CSN) e a Companhia de Cimento Itambé. O empreendimento está situado no Rio Uruguai, entre os municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de cinco grupos geradores de 290 MW. O prazo de concessão para construção e exploração está vigente até outubro de 2030.

Cia. Energética Meridional (CEM): detém a concessão da Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW. A concessão para construção e exploração do empreendimento tem prazo de vigência até agosto de 2033.

Tractebel Energia Comercializadora Ltda.: tem o objetivo social de comercializar energia elétrica no mercado de livre negociação, incluindo a compra, a venda, a importação e a exportação de energia elétrica, bem como a intermediação de qualquer dessas operações, a prática e a celebração de atos de comércio decorrentes dessas atividades. Em dezembro de 2005, a Tractebel Energia Comercializadora possuía contratos com 32 clientes, representando volume de venda de 360 MW médios.

09.01 - BREVE HISTÓRICO DA EMPRESA

Lages Bioenergética Ltda.: atua como produtora independente de energia, através da central geradora termelétrica Lages, localizada no Município de Lages (SC). Trata-se de uma usina de co-geração, com um turbogerador a vapor de 28 MW, que produz energia utilizando resíduos de madeira (biomassa) como combustível. A autorização para implantação e exploração do empreendimento tem prazo de vigência até outubro de 2032.

Delta Energética S.A.: Sociedade constituída em outubro de 2001, a Delta Energética não exerceu atividades até o presente momento.

Machadinho Energética S.A - MAESA: Em março de 2007, a Companhia adquiriu 2,82% de participação acionária na Machadinho Energética S.A. – MAESA, a qual é uma Sociedade de Propósito Específico – SPE que foi constituída para construir e explorar, através de consórcio, a usina hidrelétrica Machadinho pelo valor de 28.793. As companhias consorciadas são a MAESA e a Tractebel Energia, com participações de 83,06% e 16,94%, respectivamente. Em conseqüência desta aquisição, a Tractebel Energia aumentou sua participação total na concessão e no consórcio em 2,34%.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

VISÃO GERAL DO SETOR ELÉTRICO BRASILEIRO

Geral

Em 31 de maio de 2006, o Ministério de Minas e Energia - MME aprovou o Plano Decenal de Expansão de Energia Elétrica ("PDEE") para o período compreendido entre os anos 2006 e 2015, por meio da Portaria n° 121, o qual estabelece critérios para a expansão do sistema de energia elétrica brasileiro relativo aos mercados de distribuição, geração e transmissão de energia elétrica para referido período.

O PDEE visa à expansão do Sistema Interligado Nacional - SIN por meio de um planejamento que oriente as ações governamentais futuras e forneça uma correta sinalização a todos os agentes do setor elétrico brasileiro, a fim de garantir o suprimento de energia de forma sustentável para o meio ambiente, a minimização dos custos totais, os quais incluem os custos sócio-ambientais e os custos de operação, e a alocação eficiente dos investimentos, base para modicidade tarifária futura.

Os estudos de planejamento feitos pelo PDEE abrangem o horizonte dos próximos dez anos, sendo objeto de revisões anuais que considerarão, entre outras, as mudanças nas previsões de crescimento do consumo de energia elétrica e as reavaliações da economicidade e viabilidade dos projetos de geração.

De acordo com estudos realizados em razão da elaboração do PDEE em dezembro de 2005, considerando o parque gerador existente, as interligações internacionais já em operação e ainda a parcela de energia de Itaipu importada do Paraguai, o Brasil tinha capacidade instalada de 102,9 GW, dos quais aproximadamente 70,23% correspondiam à geração hidrelétrica, 19,85% à geração termelétrica (gás natural, petróleo, biomassa, e carvão mineral), 1,95% à energia nuclear, 0,03% à energia eólica, e 7,94% à importação de energia elétrica pelo SIN.

Com objetivo de alcançar expressiva redução da Conta Consumo de Combustíveis Fósseis - CCC Sistemas Isolados, o PDEE contempla ainda a integração dos sistemas isolados ao SIN, por intermédio da construção das linhas de transmissão Jauru/Vilhena, em 230kV, Tucuruí/Manaus (Cariri), em 500kV, e Jurapari/Macapá, em 230kV, no menor prazo possível, tendo em vista que as análises econômicas para a implementação do projeto de integração já foram efetuadas.

Atualmente, o SIN é dividido em quatro subsistemas elétricos: Sudeste/Centro-Oeste, Sul, Nordeste e Norte. O PDEE objetiva também a integração dos sistemas isolados Acre-Rondônia e Manaus-Macapá aos subsistemas Sudeste/Centro-Oeste até janeiro de 2012.

Além da integração dos sistemas isolados, o PDEE também prevê, para a expansão da geração de energia elétrica, a repotenciação, definida pela PDEE como a execução de um conjunto de obras que visam à geração de potência e rendimento, e à modernização das usinas existentes, o que, embora possa não representar muito em termos de energia assegurada, contribuirá para o atendimento do crescimento da demanda máxima de energia prevista.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

De acordo com a ANEEL, existe hoje um total de 1.544 empreendimentos de geração em operação no Brasil, gerando aproximadamente 90.000 MW de potência. A adição de aproximadamente 27.000 MW na capacidade de geração do país é esperada para os próximos anos, proveniente dos 70 empreendimentos atualmente em construção e mais 503 empreendimentos com concessão e/ou autorização outorgada.

Aproximadamente 34,8% da capacidade instalada de geração de energia no Brasil é atualmente detida pela Eletrobrás, holding controlada pelo Governo Federal, que detém também 70,0% da capacidade instalada de transmissão acima de 230 kV. Além disso, alguns estados brasileiros controlam empresas que se dedicam à geração, transmissão e distribuição de energia elétrica, tais como a Companhia Energética de São Paulo ("CESP"), a Companhia Paranaense de Energia ("COPEL") e a Companhia Energética de Minas Gerais ("CEMIG"). Em 2006, as empresas privadas detinham, aproximadamente, 28,0% e 72,0% do mercado de geração e distribuição de energia, em termos de capacidade total, e 11,0% do mercado de transmissão (rede básica) de acordo com os dados da ANEEL.

Capacidade de Geração

O setor elétrico brasileiro está dividido em quatro regiões geográficas: Sudeste, Sul, Norte e Nordeste, interconectadas por linhas de transmissão de alta capacidade.

As usinas hidrelétricas geram, aproximadamente, 92,0% de toda a energia elétrica produzida no Brasil. O restante da produção é gerada por usinas termelétricas que utilizam gás natural, diesel, óleo combustível, carvão vegetal ou mineral, madeira, ou combustível nuclear. Com exceção de sistemas isolados da região Norte, as usinas termelétricas são utilizadas quando se torna mais barato o uso de tal energia em relação ao armazenamento de água para ser utilizada para geração de energia no futuro.

Consumo de Energia Elétrica no País

Em 2006, houve uma expansão de 3,8% no consumo de energia elétrica no Brasil, contra um crescimento de 2,9% da economia, segundo o Instituto Brasileiro de Geográfico e Estatística ("IBGE"), resultando em um múltiplo de 1,3 entre os dois indicadores, valor em linha com a elasticidade histórica. Para 2007, espera-se um incremento superior no consumo de energia elétrica ao de 2006, podendo alcançar mais de 5,0%, de acordo com a Empresa de Pesquisa Energética (EPE).

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Concessões

As empresas ou consórcios que desejam construir e/ou operar instalações para geração hidrelétrica com potência acima de 1 MW, transmissão ou distribuição de energia no Brasil devem participar de processos licitatórios. Empresas ou consórcios que desejem atuar em comercialização ou geração térmica devem solicitar permissão ou autorização ao MME ou à Agência Nacional de Energia Elétrica - ANEEL, conforme o caso. Concessões dão o direito de gerar, transmitir ou distribuir energia elétrica em determinada área de concessão por um período determinado. Esse período é limitado a 35 anos para novas concessões de geração, e 30 anos para novas concessões de transmissão ou distribuição. Concessões existentes poderão ser renovadas a exclusivo critério do Poder Concedente, ainda que a respectiva concessionária tenha cumprido com todas as suas obrigações nos termos dos Contratos de Concessão e solicitado a prorrogação dentro do prazo. Assim, não há garantia de que as concessões hoje outorgadas às respectivas concessionárias, inclusive a Companhia, serão prorrogadas pelo Poder Concedente. A prorrogação de uma concessão provavelmente terá como contrapartida o pagamento, pela respectiva concessionária, de valores a título de uso de bem público para produção e comercialização de energia elétrica.

A Lei de Concessões estabelece, entre outras disposições, as condições que a concessionária deve cumprir ao fornecer serviços de energia, os direitos dos consumidores, e as obrigações da concessionária e do Poder Concedente. Ademais, a concessionária deverá cumprir o regulamento vigente do setor elétrico. Os principais dispositivos da Lei de Concessões estão resumidos como segue:

- serviço adequado. A concessionária deve prestar serviço adequado a fim de satisfazer parâmetros de regularidade, continuidade, eficiência, segurança e acesso ao serviço;
- Servidões. O Poder Concedente pode declarar os bens necessários à execução do serviço ou obra pública de necessidade ou utilidade pública para fins de instituição de servidão administrativa, em benefício de uma concessionária. Neste caso, a responsabilidade pelas indenizações cabíveis é da concessionária;
- responsabilidade Objetiva. A concessionária é responsável por todos os danos diretos ou indiretos resultantes da prestação de seus serviços;
- alterações na participação controladora: O Poder Concedente deve aprovar qualquer alteração direta ou indireta de participação controladora na concessionária;
- intervenção pelo Poder Concedente: O Poder Concedente poderá intervir na concessão, por meio de processo administrativo, a fim de garantir o desempenho adequado dos serviços e o cumprimento integral das disposições contratuais e regulatórias;

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

- término antecipado da concessão: O término do contrato de concessão poderá ser antecipado por meio de encampação, caducidade ou rescisão do contrato. Encampação consiste no término prematuro de uma concessão por razões relacionadas ao interesse público, mediante indenização. A caducidade consiste na retomada da atividade e de bens concedidos pelo Poder Concedente após processo administrativo com todos os direitos e garantias atinentes ao "devido processo legal", no qual reste comprovado que a concessionária, sem justificativa, (1) deixou de prestar serviços adequados ou de cumprir a legislação ou regulamentação aplicável, (2) não tem mais capacidade técnica financeira ou econômica para fornecer serviços adequados, ou (3) não cumpriu as penalidades eventualmente impostas pelo Poder Concedente. A concessionária tem direito à indenização, a posteriori, por seus investimentos em ativos reversíveis que não tenham sido integralmente amortizados ou depreciados, após dedução de quaisquer multas e danos devidos pela concessionária. Por fim, a rescisão contratual pode ser feita de comum acordo entre as partes ou em decorrência de decisão judicial irrecorrível, proferida em processo interposto pelo concessionário; e
- término por decurso do prazo: Quando a concessão expira, todos os bens, direitos e privilégios transferidos à concessionária que sejam materialmente relacionados à prestação dos serviços de energia revertem ao Poder Concedente. Depois do término, a concessionária tem direito de indenização por seus investimentos em ativos revertidos, exceto quanto àqueles relacionados ao projeto original, que não tenham sido integralmente amortizados ou depreciados.

Penalidades Aplicáveis às Concessionárias

A regulamentação da ANEEL prevê a aplicação de sanções e penalidades aos agentes do setor elétrico e classifica as penalidades com base na natureza e na relevância da violação (incluindo advertências, multas, suspensão temporária do direito de participar em processos de licitação para novas concessões, licenças ou autorizações e caducidade). Para cada violação, as multas podem atingir até 2,0% (dois por cento) da receita oriunda de venda de energia elétrica e prestação de serviços (deduzidos o ICMS e ISS) das concessionárias verificada no período de 12 meses imediatamente anterior à lavratura do auto de infração. Algumas das infrações que podem resultar em aplicação de multas referem-se à ausência de requerimento, pelo agente, de aprovação da ANEEL, relativos a:

- assinatura de contratos entre partes relacionadas nos casos previstos na regulamentação;
- venda ou cessão de bens relacionados aos serviços prestados, bem como a imposição de quaisquer gravames (incluindo qualquer espécie de garantia, caução, fiança, penhor ou hipoteca) sobre a receita dos serviços de energia; e
- alterações no estatuto social, transferência de ações que implique a mudança de seu controle acionário, assim como efetuar reestruturação societária da concessionária.

No caso de contratos firmados entre partes relacionadas, a agência pode impor, a qualquer tempo, restrições aos seus termos e condições e, em circunstâncias extremas, determinar sua rescisão.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Principais Entidades Regulatórias

Ministério de Minas e Energia - MME

O MME é o principal órgão regulador do setor energético do Governo Federal, atuando como Poder Concedente em nome do governo federal, e tendo como principal atribuição o estabelecimento das políticas, diretrizes e da regulamentação do setor. Subseqüentemente à aprovação da Lei do Novo Modelo do Setor Elétrico, o Governo Federal, atuando principalmente por intermédio do MME, assumiu certas atribuições anteriormente de responsabilidade da ANEEL, incluindo a elaboração de diretrizes que regem a outorga de concessões e a expedição de normas que regem o processo licitatório para concessões de serviços públicos e instalações de energia elétrica.

Agência Nacional de Energia Elétrica - ANEEL

O setor elétrico brasileiro é regulado pela ANEEL, autarquia federal autônoma. Depois da promulgação da Lei do Novo Modelo do Setor Elétrico, as principais responsabilidades da ANEEL passaram a ser (i) regular e fiscalizar o setor elétrico segundo a política determinada pelo MME e (ii) responder a questões a ela delegadas pelo Governo Federal e pelo MME. As atuais responsabilidades da ANEEL incluem, entre outras, (i) fiscalização de concessões para atividades de geração, transmissão e distribuição de energia elétrica, inclusive aprovação de tarifas de energia elétrica; (ii) promulgação de regulamentos para o setor elétrico; (iii) implementação e regulamentação da exploração das fontes de energia, incluindo a utilização de energia hidrelétrica; (iv) promoção do processo licitatório para novas concessões; (v) solução de litígios administrativos entre os agentes do setor elétrico; e (vi) definição dos critérios e metodologia para determinação das tarifas de transmissão..

Conselho Nacional de Política de Energia - CNPE

Em agosto de 1997, foi criado o CNPE para o desenvolvimento e criação da política nacional de energia. Presidido pelo MME, sendo a maioria de seus membros ministros do Governo Federal. Sua finalidade consiste otimizar o uso dos recursos de energia do Brasil e para garantir o fornecimento de energia no País.

Operador Nacional do Sistema Elétrico - ONS

O ONS foi criado em 1998 e se caracteriza como uma entidade de direito privado sem fins lucrativos constituída por geradores, transmissores, distribuidores e consumidores livres. A Lei do Novo Modelo do Setor Elétrico concedeu ao Governo Federal poder para indicar três diretores para a Diretoria Executiva do ONS. O papel básico do ONS é coordenar e controlar as operações de geração e transmissão do Sistema Interligado, sujeito à regulamentação e supervisão da ANEEL. Os objetivos e principais responsabilidades do ONS incluem: (i) planejamento da operação da geração e transmissão de energia elétrica; (ii) a organização e controle da utilização do SIN e interconexões internacionais; (iii) a garantia de acesso à rede de transmissão de maneira não discriminatória a todos os agentes do setor; (iv) o fornecimento de subsídios para o planejamento da expansão do sistema elétrico; apresentação ao MME de propostas de ampliações da Rede Básica (propostas estas que serão levadas em consideração no planejamento da expansão do sistema de transmissão); (v) proposição de normas relativas à operação do sistema de transmissão para aprovação pela ANEEL; e (vi) a elaboração de um programa de despacho otimizado com base na disponibilidade declarada pelos agentes geradores.

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Câmara de Comercialização de Energia Elétrica - CCEE

Em 12 de agosto de 2004, o Governo Federal editou um decreto estabelecendo a regulamentação aplicável à CCEE que, em 10 de novembro de 2004, sucedeu o MAE, absorvendo todas as suas atividades e ativos.

Um dos principais papéis da CCEE é viabilizar a comercialização de energia elétrica no SIN, conduzindo os leilões públicos de energia elétrica no Ambiente Regulado. Além disso, a CCEE é responsável, entre outras coisas, por (1) registrar todos os contratos de comercialização de energia no Ambiente de Contratação Regulada, os contratos resultantes de contratações de ajustes e os contratos celebrados no Ambiente de Contratação Livre, e (2) contabilizar e liquidar as transações de curto prazo.

A CCEE é composta por detentores de concessões, permissões e autorizações do setor elétrico, bem como por Consumidores Livres e consumidores que adquirem energia por meio de fonte solar, eólica e biomassa, e o seu Conselho de Administração é formado por quatro membros, nomeados por tais agentes, e por um membro nomeado pelo MME, que ocupa o cargo de Presidente do Conselho de Administração.

De acordo com a Lei do Novo Modelo do Setor Elétrico, o cálculo do preço da energia elétrica comprada ou vendida no mercado spot (Preço de Liquidação de Diferenças - PLD) é de responsabilidade da CCEE que leva em conta, dentre outros fatores, (i) a otimização do uso dos recursos eletroenergéticos para atendimento das cargas do sistema, (ii) as necessidades de energia elétrica dos agentes e (iii) o custo do déficit de energia elétrica.

Em 26 de outubro de 2004, por meio da Resolução Normativa n.º 109, a ANEEL instituiu a Convenção de Comercialização de Energia Elétrica, que estabelece a estrutura e a forma de funcionamento da CCEE, dispondo, entre outros assuntos, sobre as obrigações e direitos dos agentes da CCEE, a forma de solução dos conflitos, as condições de comercialização de energia elétrica no ambiente regulado e no ambiente livre e o processo de contabilização e liquidação financeira das operações realizadas no mercado de curto prazo.

Empresa de Pesquisa Energética - EPE

Criada em 16 de agosto de 2004, por meio do Decreto nº 5.184, a Empresa de Pesquisa Energética, ou EPE, é uma empresa pública federal, cuja autorização para criação foi concedida pela Lei nº 10.847, de 15 de março de 2004, sendo responsável por conduzir pesquisas estratégicas no setor elétrico, inclusive com relação à energia elétrica, petróleo, gás, carvão e fontes energéticas renováveis. As pesquisas realizadas pela EPE serão usadas para subsidiar a formulação, o planejamento e a implementação de ações do MME no âmbito da política energética nacional.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Comitê de Monitoramento do Setor de Energia - CMSE

A Lei do Novo Modelo do Setor Elétrico autorizou a criação do Comitê de Monitoramento do Setor Elétrico ("CMSE"), que atua sob a direção do MME. O CMSE é responsável pelo monitoramento das condições de fornecimento do sistema, propondo medidas preventivas para restaurar as condições adequadas de atendimento, incluindo ações no lado da demanda, da contratação de uma reserva conjuntural do lado da oferta e outras.

Lei do Novo Modelo do Setor Elétrico

A Lei do Novo Modelo do Setor Elétrico promoveu alterações significativas na regulamentação do setor elétrico com vistas a (i) proporcionar incentivos a empresas privadas e públicas para construção e manutenção da capacidade de geração; e (ii) assegurar o fornecimento de energia elétrica no Brasil, por meio de processos licitatórios. As principais modificações introduzidas pela Lei do Novo Modelo do Setor Elétrico incluem:

- a criação de dois ambientes paralelos para a comercialização de energia, sendo (i) um mercado de venda de energia elétrica para distribuidores, de forma a garantir o fornecimento de energia elétrica para consumidores cativos, por intermédio de leilões públicos em que a aquisição de energia elétrica proveniente de novos empreendimentos e de empreendimentos já existentes são objeto de leilões diferentes, chamado de Ambiente de Contratação Regulada; e (ii) um mercado especificamente voltado aos demais agentes, do qual podem participar os Geradores, Consumidores Livres, agentes comercializadores e que permite um certo grau de competição em relação ao Ambiente de Contratação Regulada, qual seja, o Ambiente de Contratação Livre.
- obrigatoriedade, por parte das empresas de distribuição, de adquirir energia suficiente para satisfazer 100,0% (cem por cento) da sua demanda;
- restrições a determinadas atividades das Distribuidoras, que inclui a proibição de venda de eletricidade aos consumidores livres (podendo, contudo, atendê-los por meio de tarifas reguladas, ou seja, nas mesmas condições dos consumidores cativos) e de desenvolver atividades de geração e transmissão de energia elétrica, de forma a assegurar que estas se concentrem somente em sua atividade principal, para garantir serviços mais eficientes e confiáveis aos Consumidores Cativos;
- existência de Garantia Física de Lastro de geração para toda energia comercializada em contratos;
- eliminação da auto-contratação (*self-dealing*), por intermédio de contratos bilaterais, de forma a proporcionar um incentivo a que as Distribuidoras comprem energia aos mais baixos preços disponíveis, ao invés de comprar energia elétrica de partes relacionadas; e
- respeito aos contratos firmados anteriormente à vigência da Lei do Novo Modelo do Setor Elétrico, de forma a proporcionar estabilidade às transações efetuadas antes da sua promulgação.

A Lei do Novo Modelo do Setor Elétrico também excluiu a Eletrobrás e suas subsidiárias do Programa Nacional de Privatização criado pelo Governo Federal em 1990 visando promover o processo de privatização das empresas estatais.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Questionamentos Quanto à Constitucionalidade da Lei do Novo Modelo do Setor Elétrico

A Lei do Novo Modelo do Setor Elétrico tem, atualmente, sua constitucionalidade contestada perante o Supremo Tribunal Federal. Discute-se um vício de forma na sua edição. O artigo 246 da Constituição Federal proíbe que assuntos já modificados por emendas constitucionais sejam alterados por intermédio de medidas provisórias. Parte relevante do Novo Modelo do Setor Elétrico diz respeito ao aproveitamento do potencial hidráulico, objeto da Emenda Constitucional n.º 6. O Governo Federal recorreu, argumentando inexistir inconstitucionalidades na Lei do Novo Modelo do Setor Elétrico, já que a Medida Provisória que a instituiu foi convertida em lei. Embora os Ministros do Supremo Tribunal Federal já tenham negado, por maioria, o pedido de medida liminar que buscava suspender os efeitos da Medida Provisória que deu origem à Lei do Novo Modelo do Setor Elétrico, não há uma decisão final de mérito sobre o assunto e não é possível prever quando tal decisão será expedida. Independentemente da decisão do Supremo Tribunal Federal, espera-se que certas disposições da Lei do Novo Modelo do Setor Elétrico relacionadas à proibição de atividades não atinentes à distribuição de energia elétrica pelas Distribuidoras, de venda de energia elétrica para Consumidores Livres, e a eliminação do direito à auto-contratação, por meio de contratos bilaterais, continuem em vigor.

Se a Lei do Novo Modelo do Setor Elétrico for considerada inconstitucional pelo Supremo Tribunal Federal, o marco regulatório introduzido pela Lei do Novo Modelo do Setor Elétrico poderá perder a sua eficácia, gerando incertezas a respeito de quando e como o Governo Federal introduzirá novas mudanças no setor elétrico.

Comercialização de Energia

A comercialização de energia como atividade autônoma está prevista na Lei do Setor Elétrico e no Decreto n.º 2.655/98, estando sujeita a um regime competitivo, do qual diversos agentes podem participar, dentre os quais as Geradoras, atuando no regime de serviço público ou no de produção independente, as Comercializadoras e os importadores de energia.

De acordo com a Lei do Novo Modelo do Setor Elétrico, no âmbito do Ambiente de Contratação Regulada, os Contratos de Comercialização de Energia Elétrica no Ambiente Regulado ("CCEAR") deverão ser celebrados entre cada geradora e todas as concessionárias e permissionárias de distribuição do SIN, que são obrigadas a oferecer garantias aos geradores. As contratações entre as Distribuidoras e empreendimentos de geração existentes prevêem a entrega da energia sempre a partir do ano seguinte ao da respectiva licitação e terão prazos de duração de, no mínimo, 3 e, no máximo, 15 anos. Excepcionalmente, até 2006, as licitações de compra poderão prever início da entrega de energia em até 5 anos. As contratações entre as Distribuidoras e novos empreendimentos de geração prevêem a entrega da energia a partir do 3° ou do 5° ano contado do ano da respectiva licitação e terão prazo de duração de, no mínimo, 15 e, no máximo, 35 anos.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Ambientes para a Comercialização de Energia Elétrica

Nos termos da Lei do Novo Modelo do Setor Elétrico, as negociações envolvendo compra e venda de energia elétrica serão conduzidas, paralelamente, em dois diferentes segmentos de mercado: (i) o Ambiente de Contratação Regulada, que contempla a compra por Distribuidoras em leilões públicos para atender aos seus Consumidores Cativos e (ii) o Ambiente de Contratação Livre, que compreende a compra de energia elétrica por outros agentes do setor, como Consumidores Livres e Comercializadoras.

A energia gerada por (i) projetos de baixa capacidade de geração, localizados próximo a centrais de consumo ("Geração Distribuída"); (ii) usinas qualificadas nos termos do PROINFA, conforme definido abaixo; e (iii) Itaipu, não estarão sujeitas a processos de leilão centralizados para o fornecimento de energia no Ambiente de Contratação Regulada. A energia elétrica gerada por Itaipu é comercializada pela Eletrobrás e os volumes que devem ser comprados por cada Distribuidora são determinados compulsoriamente pela ANEEL. Os preços pelos quais a energia gerada por Itaipu é comercializada são denominados em dólares dos Estados Unidos da América, e estabelecidos em conformidade com um tratado firmado entre o Brasil e o Paraguai. Conseqüentemente, os preços para Itaipu estão sujeitos à variação da taxa de câmbio dólar/real.

A aquisição pelas Distribuidoras de energia proveniente de processos de Geração Distribuída, fontes eólicas, PCHs devem observar um processo competitivo de chamada pública, que garanta publicidade, transparência e igualdade de acesso.

<u>O Ambiente de Contratação Regulada</u>

No Ambiente de Contratação Regulada, as empresas de distribuição compram a energia que esperam comercializar com seus Consumidores Cativos, por meio de leilões regulados pela ANEEL e organizados pela CCEE. As compras de energia elétrica são feitas com as Geradoras, Comercializadoras e importadores de energia elétrica (referidos em conjunto como "Agentes Vendedores") por meio de duas espécies de acordos bilaterais: (i) Contratos de Quantidade de Energia; e (ii) Contratos de Disponibilidade de Energia.

Nos termos de um Contrato de Quantidade de Energia, os Agentes Vendedores se comprometem a fornecer uma determinada quantidade de energia elétrica e assumem o risco de que o fornecimento poderá ser afetado por condições hidrológicas e baixos níveis de reservatórios, entre outros fatores que poderão afetar ou diminuir o fornecimento de energia elétrica, e neste caso terão que comprar a energia no mercado, de forma a cumprir seus compromissos de fornecimento.

De outra forma, nos termos de um Contrato de Disponibilidade de Energia, a uniodade geradora se compromete a disponibilizar uma determinada capacidade ao Ambiente de Contratação Regulada. Neste caso, a receita da Geradora é garantida e o risco hidrológico de despacho de tais usinas (pagamento de custos variáveis) é assumido pela Distribuidora. Em conjunto, estes contratos constituem o CCEAR.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Nos termos da Lei do Novo Modelo do Setor Elétrico, a estimativa de demanda por parte das Distribuidoras é o principal fator levado em conta quando da determinação da quantidade de energia elétrica que o sistema como um todo deverá contratar. De acordo com o novo modelo, as Distribuidoras são obrigadas a contratar 100,0% de suas necessidades de energia elétrica, ao invés dos 95,0% exigidos pelo modelo antigo. A insuficiência de energia elétrica para suprir todo o mercado é verificada no processo de contabilização da CCEE e pode resultar em penalidades às Distribuidoras.

As Distribuidoras de energia têm o direito de repassar a seus consumidores os custos relacionados à energia elétrica adquirida por meio de leilões, bem como quaisquer tributos e encargos setoriais relativos aos leilões. Nesse repasse, determinados desvios de volumes para maior e para menor são admitidos em virtude da impossibilidade das Distribuidoras de declararem montantes exatos e com antecedência em relação à sua demanda de energia elétrica para um determinado período.

De acordo com a Lei do Novo Modelo do Setor Elétrico, no âmbito do Ambiente de Contratação Regulada, os CCEAR deverão ser celebrados entre cada Agente Vendedor e todas as concessionárias e permissionárias de distribuição que participaram de um determinado leilão, sendo estas obrigadas a oferecer garantias às Geradoras. As contratações entre as Distribuidoras e empreendimentos de geração existentes poderão prever entrega da energia a partir do ano seguinte ao da respectiva licitação e terão prazos de duração de, no mínimo, 3 e, no máximo, 15 anos. As contratações entre as Distribuidoras e novos empreendimentos de geração poderão prever entrega da energia a partir do 3° ou do 5° ano contado do ano da respectiva licitação e terão prazo de duração de, no mínimo, 15 e, no máximo, 35 anos. A regulamentação da contratação de energia no Ambiente de Contratação Regulada deverá prever, ainda, condições e limites para repasse do custo de aquisição de energia elétrica para os consumidores finais, bem como o compartilhamento dos riscos hidrológicos entre Geradoras e compradores.

Redução da Energia Contratada

O Decreto n.º 5.163, de 15 de março de 2004, que regula a negociação de energia elétrica no âmbito da Lei do Novo Modelo do Setor Elétrico, permite às Distribuidoras reduzirem o montante de energia contratada por meio dos CCEAR nos seguintes casos: (i) compensação pela saída de Consumidores Potencialmente Livres do Mercado Regulado para o Mercado Livre; (ii) desvios das estimativas de demanda elaboradas pelas Distribuidoras, após dois anos da declaração de demanda inicial, sendo que neste caso a redução poderá atingir até 4,0% por ano do montante inicialmente contratado; e (iii) aumento dos montantes de energia adquiridos por meio de contratos firmados antes de 17 de março de 2004.

Redução Compulsória no Consumo

A Lei do Novo Modelo do Setor Elétrico estabelece que, em uma situação na qual o Governo Federal venha a decretar a redução compulsória do consumo de energia em determinada região, todos os Contratos de Quantidade de Energia no Ambiente de Contratação Regulada, registrados pela CCEE, deverão ter seus respectivos volumes reajustados na mesma proporção da redução do consumo.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

O Ambiente de Contratação Livre

No Ambiente de Contratação Livre é realizada a venda de energia entre concessionárias de geração, Produtores Independentes, Autoprodutores, Comercializadoras de energia elétrica,, importadores de energia e Consumidores Livres. O Ambiente de Contratação Livre também inclui contratos bilaterais existentes entre geradoras e distribuidoras até a sua respectiva expiração, quando deverão ser celebrados nos termos das diretrizes da Lei do novo Modelo do Setor Elétrico.

Consumidores Livres são aqueles cuja demanda supere 3 MW ao ano, atendidos em tensão igual ou superior que 69 kV ou em qualquer tensão (desde que o suprimento tenha sido iniciado após 07 de julho de 1995), e que, em virtude desse critério de elegibilidade, podem ser atendidos por outros fornecedores, além da Distribuidora local. Adicionalmente, consumidores com demanda contratada igual ou maior que 500 kW, em tensão igual ou superior a 2,3 kV, chamados de consumidores especiais (Consumidores Especiais), também poderão ser atendidos por outros fornecedores de energia elétrica, se tais consumidores passarem a ser supridos por fontes incentivas de energia alternativa, tais como usinas de biomassa, energia eólica, Pequenas Centrais Hidrelétricas ou sistemas de cogeração qualificada.

Um consumidor que esteja habilitado para escolher seu fornecedor, no caso, um Consumidor Livre, e que tenha um contrato por prazo indeterminado com uma Distribuidora, somente poderá rescindir tal contrato mediante notificação à Distribuidora, com antecedência mínima de 15 dias da data em que tal Distribuidora deverá declarar suas necessidades de energia para o leilão seguinte, ressalvado que o fornecimento no Ambiente de Contratação Livre só será iniciado no ano seguinte ao da notificação.

O Consumidor Livre em potencial, quando exerce a sua prerrogativa de se tornar livre, somente poderá retornar ao mercado regulado mediante o envio de notificação à Distribuidora local com antecedência de 5 anos, podendo a Distribuidora aceitar prazo inferior a seu exclusivo critério. O prazo de aviso tem por finalidade assegurar que, se necessária, a construção de novas unidades geradoras possa ser finalizada para suprir os consumidores livres que voltarem ao Ambiente de Contratação Regulada.

A fim de minimizar os efeitos de perdas resultantes de consumidores que escolhem se tornar consumidores livres, as distribuidoras podem reduzir o montante de energia contratado junto a geradoras de acordo com o volume de energia que não será distribuído aos consumidores livres. As geradoras estatais, tais como as geradoras privadas, poderão vender energia elétrica aos consumidores livres, contudo estas unidades deverão fazê-lo por meio de processos públicos que garantam a transparência e igualdade de acesso aos interessados.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Eliminação da Auto-Contratação (Self-Dealing)

Tendo em vista que a compra de energia elétrica para clientes cativos será feita no Ambiente de Contratação Regulada, a chamada auto-contratação (self-dealing), na qual cada Distribuidora podia satisfazer até 30,0% de suas necessidades de energia por meio da compra junto a partes relacionadas, não mais é permitida, exceto no contexto de contratos que foram devidamente aprovados pela ANEEL anteriormente à promulgação da Lei do Novo Modelo do Setor Elétrico ou nos contratos firmados em decorrência do leilão realizado de acordo com as regra do próprio Ambiente de Contratação Regulada.

Compras de Energia Elétrica Conforme a Lei do Novo Modelo do Setor Elétrico

Em 30 de julho de 2004, o Governo Federal instituiu a regulamentação que rege a compra e a venda de energia no Ambiente de Contratação Regulada e no Ambiente de Contratação Livre, e disciplina as autorizações e concessões para projetos de geração de energia, incluindo regras relacionadas aos procedimentos de leilões e ofertas, a forma dos contratos de compra de energia e o método de repasse aos consumidores finais, entre outros.

A regulamentação determina que todos os agentes compradores de energia elétrica devem contratar a totalidade da sua demanda conforme as diretrizes do novo modelo. Por outro lado, os Agentes Vendedores devem demonstrar que a energia elétrica disponibilizada para venda tem como respaldo (lastro) suas próprias instalações de geração existentes ou contratos de compra de energia até seu limite de lastro de geração. Os Agentes Vendedores que não cumprirem estas exigências estarão sujeitos às penalidades por insuficiência de Lastro.

Os Leilões de Energia

Nos termos da Lei do Novo Modelo do Setor Elétrico, as Distribuidoras devem contratar 100,0% da sua demanda esperada de energia elétrica para suas respectivas áreas de concessão. Para cumprir essa finalidade, as Distribuidoras devem realizar aquisições de energia nos leilões regulados pela ANEEL (conforme mencionado anteriormente existem algumas situações excepcionais onde o suprimento de energia elétrica à Distribuidora não requer a realização dos leilões regulados, quer por ser a compra da energia compulsória – caso de Itaipu – caso por ser autorizada a contratação por meio de chamada pública – Geração Distribuída, fontes eólicas, PCHs, biomassa), seja para a aquisição junto a projetos de geração já existentes ou novos.

Os leilões de energia para os novos projetos de geração serão realizados (i) cinco anos antes da data de entrega inicial (chamados de leilões "A-5"), e (ii) três anos antes da data de entrega inicial (chamados de leilões "A-3"). Haverá também leilões de energia das instalações de geração existentes (i) realizados um ano antes da data da entrega inicial (chamados de leilões "A-1"), e (ii) realizados em até quatro meses antes da data de entrega (chamados de "leilões de ajuste").

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Cada Agente Vendedor que contrate a venda de energia por meio do leilão firmará um CCEAR com cada Distribuidora, proporcionalmente à demanda declarada na intenção de compra da Distribuidora. A única exceção a esta regra acontecerá no leilão de ajuste, no qual os contratos celebrados entre Agentes Vendedores e Distribuidoras serão específicos, observadas as diretrizes gerais fixadas pela ANEEL. Os CCEARs dos leilões "A-5" e "A-3" têm prazos que variam de 15 a 35 anos, e os CCEARs dos leilões "A-1" têm prazo variado entre 3 e 15 anos. Contratos decorrentes dos leilões de ajuste de mercado estarão limitados ao prazo de dois anos.

Após a conclusão de cada leilão, as Geradoras e as Distribuidoras celebram CCEAR estabelecendo os termos, condições, preços e montantes de energia contratada. As Distribuidoras apresentam garantias em benefício das Geradoras, podendo optar entre fiança bancária, dação de recebíveis em um montante equivalente a 100,0% da média do valor das últimas três faturas relativas ao CCEAR e cessão de Certificados de Depósito Bancários.

O Leilão de 2004 e os Leilões de Energia Nova

Em 07 de dezembro de 2004, a CCEE conduziu o primeiro leilão com base nos procedimentos previstos pela Lei do Novo Modelo do Setor Elétrico. As Distribuidoras e Geradoras entregaram, até o dia 2 de dezembro de 2004, suas estimativas de projeção de demanda de energia elétrica para os cinco anos subseqüentes e os montantes a serem adquiridos para atendimento de suas demandas em relação a contratos com início de suprimento nos anos de 2005, 2006 e 2007. Baseado nessas informações, o MME estabeleceu o montante total de energia a ser negociado no leilão de 2004 e a lista de empresas Geradoras participantes do leilão. O leilão ocorreu em duas fases, por meio de um sistema eletrônico.

Após a conclusão do leilão de 2004, as geradoras e as distribuidoras celebraram CCEAR estabelecendo os termos, condições, preços e montantes de energia contratada. As distribuidoras apresentaram garantias de forma a assegurar o pagamento do montante devido às geradoras, podendo optar entre fiança bancária, dação de recebíveis em montante equivalente a 100,0% (cem por cento) da média do valor das últimas três faturas relativas ao CCEAR e cessão de CDB – Certificado de Depósito Bancário.

Em complemento ao leilão inicial de energia realizado em dezembro de 2004, visando à contratação de energia para os anos de 2008 e 2009 e à cobertura da demanda não contratada no 1° leilão, foram realizados 3 leilões em 2005.

Assim, ao longo do ano de 2005, buscou-se uma consolidação do Novo Modelo do Setor Elétrico em relação à garantia de suprimento e modicidade tarifária, por meio da realização de leilões de energia existente e de energia nova no Ambiente de Contratação Regulada, e na regulação específica de artigos da Lei do Novo Modelo do Setor Elétrico e do Decreto n° 5.163, de 30 de julho de 2004.

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Em abril de 2005, houve a realização do segundo leilão de energia existente, de acordo com a Lei do Novo Modelo do Setor Elétrico. Foi vendido no leilão um total de 1.325 MW médios, correspondente a apenas 23,0% da energia inicialmente prevista pelo MME para 2008. Tal energia foi vendida a um preço médio de R$83,13/MWh.

A energia a ser vendida com entrega prevista para 2009 foi automaticamente excluída do leilão, em conformidade com as regras estabelecidas pelo MME, tendo em vista que o preço para tal produto, durante o leilão, ficou abaixo das expectativas de mercado, com todas as Geradoras retirando suas ofertas. Como conseqüência, há, ainda, energia existente a ser contratada para 2009.

Em outubro de 2005, foram realizados o terceiro e quarto leilões de energia existente, com preços médios de R$63,0/MWh para entrega de energia entre 2006 e 2008 e R$95,0/MWh para entrega de energia entre 2009 e 2016. Os volumes de energia vendidos foram de 102 MW médios para entrega entre 2006 e 2008 e de 1.166 MW médios para entrega entre 2009 e 2016.

Mesmo com as inovações na sistemática, foi mantido o controle absoluto de único leiloeiro pelo governo federal. Desta forma, a demanda não contratada nos referidos leilões anteriores foi consolidada num produto de 3 anos, com vigência de 2006 a 2008, sendo negociados 102 MW-médios a um preço médio de R$ 62,95 por MWh. Considerando que a modelagem para contratação de energia nova e energia existente não possibilitou o reingresso da energia não contratada, há um montante de energia existente da ordem de 800 MW-médios sem contratação.

Em dezembro de 2005 foi realizado o primeiro leilão de energia nova, o qual foi dividido em 3 fases. A segmentação do mercado em hidrelétrico e termelétrico possibilitou a expansão e contratação de montantes de energia térmica a preços superiores ao da energia hidráulica, deslocada por falta de espaço no mercado. A 1ª fase do leilão, em função de tais fatos, acabou por definir o preço marginal de expansão único em R$ 116,00 por MWh, objetivando estabelecer o vínculo entre o proponente que ofertasse o maior desconto em relação ao preço marginal e o empreendimento, recebendo uma concessão condicionada ao desempenho das outras duas fases do leilão.

A partir da 2ª fase do leilão, além dos novos empreendimentos hidrelétricos, foram também incorporados os demais empreendimentos, incluindo termelétricas, pequenas centrais hidrelétricas e usinas botox, conforme as definições contidas nos artigos 17 e 22 da Lei do Novo Modelo do Setor Elétrico e no Decreto 5.163, de 30 de julho de 2004. Durante a 2ª e a 3ª fases do leilão foram estabelecidas rodadas visando ao estabelecimento disputa entre os ofertantes de energia. Tais rodadas tiveram como objetivo atender a demanda de energia nova das distribuidoras a partir dos anos de 2008, 2009 e 2010, por 15 e 30 anos, segundo a fonte térmica e hidráulica, respectivamente. Foram negociados 3.286 MW-médios, sendo 69,0% térmicos e 31,0% hídricos, a um preço médio de R$ 123,30/MW, e foi observado um preço marginal do leilão de R$ 139,00/MW. O preço médio hidrelétrico foi R$ 114,30/MWh, ao passo que o preço médio termelétrico foi de R$ 127,30/MWh. Aproximadamente 28,0% da energia elétrica disponível neste leilão não foi contratada. Tal leilão de energia nova não despertou grande interesse no setor privado, sendo 69,0% das vendas realizadas por empreses estatais.

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Em 29 de junho de 2006, foi realizado o 2º Leilão de Energia Nova, no qual foi transacionado um total de 1.682 MWmédios, através de contratos com maturidade de 30 anos para os empreendimentos hidrelétricos e de 15 anos para os termelétricos. O preço médio ficou em R$ 128,13/MWh. A energia contratada será entregue a partir de 01 de janeiro de 2009.

No 3º Leilão de Energia Nova, realizado em 10 de outubro de 2006, foi transacionado um total de 1.104 MWmédios através de contratos com maturidade de 30 anos para os empreendimentos hidrelétricos, e de 15 anos para os termelétricos. O preço médio ficou em R$ 126,16/MWh. A energia contratada será entregue a partir de 01 de janeiro de 2011.

Limitação de Repasse de Custos de Aquisição

No que se refere ao repasse dos custos de aquisição de energia elétrica dos leilões às tarifas dos consumidores finais, o Decreto estabeleceu um mecanismo denominado Valor Anual de Referência - VR, que é uma média ponderada dos custos de aquisição de energia elétrica decorrentes dos leilões "A-5" e "A-3", calculado para o conjunto de todas as Distribuidoras.

Valor Anual de Referência é um incentivo para que as Distribuidoras façam a aquisição das suas necessidades de energia elétrica nos leilões "A-5", cujo custo de aquisição tende a ser inferior ao da energia contratada em leilões "A-3", por se acreditar que no leilão de "A-5" existirá uma maior oferta de fontes hidrelétricas. O VR é aplicado como limite de repasse às tarifas dos consumidores nos três primeiros anos de vigência dos contratos de energia proveniente de novos empreendimentos. A partir do quarto ano, os custos individuais de aquisição serão repassados integralmente. O Decreto estabelece as seguintes limitações ao repasse dos custos de aquisição de energia pelas Distribuidoras:

- impossibilidade de repasse dos custos referentes à contratação de energia elétrica correspondente a mais de cento e três por cento de sua carga anual;
- quando a contratação ocorrer em um leilão "A-3" e a contratação exceder em dois por cento a demanda contratada em "A-5", o direito de repasse deste excedente estará limitado ao menor dentre os custos de contratação relativos aos leilões "A-5" e "A-3", (art. 38 do Decreto 5163/04);
- caso a aquisição de energia proveniente de empreendimento existente seja menor que o limite inferior de contratação (correspondente a 96,0% do volume vigente dos contratos que se extinguirem no ano dos leilões), o repasse do custo de aquisição de energia proveniente de novos empreendimentos correspondente a esse valor não contratado será limitado por um redutor (art. 34 do Decreto 5163/04);
- no período compreendido entre 2006 a 2008, a contratação de energia existentes nos leilões "A-1" não poderá exceder a um por cento da demanda das distribuidoras, observado que o repasse do custo referente à parcela que exceder a este limite estará limitado a setenta por cento do valor médio do custo de aquisição de energia elétrica proveniente de empreendimentos existentes para entrega a partir de 2007 até 2009. O MME definirá o preço máximo de aquisição de energia elétrica proveniente de empreendimentos existentes;

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- para a energia adquirida no leilão "A-1" a ser promovido em 2008, ao limite de 1,0% será acrescida a quantidade de energia contratada no leilão "A-1" promovido em 2005, com prazo de duração de três anos (art. 41 do Decreto 5163/04);
- o MME definirá o preço máximo de aquisição de energia elétrica proveniente de empreendimentos existentes; e
- caso as Distribuidoras não atendam a obrigação de contratar a totalidade da sua demanda, a energia elétrica adquirida no mercado de curto prazo será repassada aos consumidores ao menor valor entre o PLD e o VR, sem prejuízo da aplicação de penalidades por insuficiência de contratação (art. 42 do Decreto 5163/04).

Contratos Firmados Anteriormente à Lei do Novo Modelo do Setor Elétrico

A Lei do Novo Modelo do Setor Elétrico determina que os contratos de aquisição de energia celebrados pelas Distribuidoras, firmados e aprovados pela ANEEL anteriormente à promulgação da referida lei, não poderão ser alterados para a prorrogação dos prazos ou aumento nos preços ou volumes de energia já contratados, com exceção dos Contratos Iniciais de fornecimento vigentes em março de 2004, os quais puderam ser alterados até dezembro de 2004, limitando-se a um prazo máximo de suprimento, qual seja, 31 de dezembro de 2005.

Durante o período de transição (1998 - 2005) para o mercado de energia livre e competitivo, a compra e venda de energia entre concessionárias de geração e distribuição deveriam ocorrer por meio de Contratos Iniciais. O objetivo do período de transição era permitir a introdução gradual da competição no setor e proteger os participantes do mercado contra a exposição a preços de mercado de curto prazo, potencialmente volátil e com viés de preços baixos. Durante este período, o montante de energia contratada por meio dos Contratos Iniciais foram sendo reduzidos em 25,0% a cada ano, a partir de 2003, encerrando-se em 31 de dezembro de 2005.

De acordo com a Lei do Novo Modelo do Setor Elétrico, as empresas de geração podem comercializar sua energia não contratada no Ambiente de Contratação Regulado ou Livre. Quando os Contratos Iniciais venceram no fim de 2005, toda a energia descontratada passou a ser negociada no Ambiente de Contratação Regulado ou Livre. Entretanto, a Lei do Novo Modelo do Setor Elétrico permitiu que empresas públicas e privadas de geração, inclusive produtoras independentes de energia, aditassem seus Contratos Iniciais em vigor em março de 2004, recontratando suprimento até 31 de dezembro de 2004. Empresas de geração, públicas e privadas, inclusive produtoras independentes de energia que aditaram seus Contratos Iniciais, não foram obrigadas a reduzir 25,0% do montante de energia comprometido de acordo com tais contratos.

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Limitações Governamentais de Participação dos Agentes no Mercado

Em 2000, a ANEEL estabeleceu novos limites à concentração de determinados serviços e atividades dentro do setor elétrico. De acordo com tais limites, com exceção das empresas participantes do Programa Nacional de Desestatização (que apenas devem observar tais limites uma vez que sua reestruturação societária final estiver concluída), nenhuma companhia do setor elétrico poderá (i) deter mais de 20,0% da capacidade instalada do Brasil, 25,0% da capacidade instalada nas regiões Sul/Sudeste/Centro-Oeste ou 35,0% da capacidade instalada das regiões Norte/Nordeste, exceto se tal percentagem corresponder à capacidade instalada de uma única usina geradora; (ii) deter mais de 20,0% do mercado brasileiro de distribuição, 25,0% do mercado de distribuição das regiões Sul/Sudeste/Centro-Oeste ou 35,0% do mercado de distribuição das regiões Norte/Nordeste, exceto na hipótese de um aumento na distribuição de energia superior às taxas de crescimento nacional ou regional; ou (iii) deter mais de 20,0% do mercado brasileiro de comercialização para consumidores finais, 20,0% do mercado brasileiro de comercialização para usuários não-finais ou 25,0% da soma das percentagens acima.

A Desverticalização no Âmbito do Novo Marco Regulatório

A desverticalização no setor de energia elétrica é um processo aplicável às empresas que atuam de forma verticalmente integrada, visando à segregação das atividades de geração, transmissão e distribuição de energia elétrica e vem sendo implementada no Brasil desde 1995.

O processo de desverticalização tem como objetivos: (i) preservar a identidade de cada concessão, evitando a contaminação na formação dos custos e da base de remuneração da atividade de serviço público, permitindo a aferição do equilíbrio econômico-financeiro de cada concessão, ensejando a transparência da gestão e permitindo ao mercado e à sociedade o pleno conhecimento dos resultados da concessão; e (ii) efetivar e estimular a competição no setor elétrico nos segmentos nos quais a competição é possível (geração e comercialização), bem como aprimorar o sistema de regulação dos segmentos nos quais há monopólio de rede (transmissão e distribuição).

A Lei do Novo Modelo do Setor Elétrico determina que as concessionárias, permissionárias e autorizadas de serviço público de distribuição de energia elétrica que atuem no SIN, não poderão desenvolver atividades: (i) de geração de energia (exceto Geração Distribuída); (ii) de transmissão de energia; (iii) de venda de energia a Consumidores Livres situados fora de sua área de concessão; (iv) de participação em outras sociedades, direta ou indiretamente, ressalvado quando para captação, aplicação e gerência de recursos financeiros necessários a prestação do serviço e quando disposto nos contratos de concessão; ou (v) estranhas ao objeto social, exceto nos casos previsto em lei e nos respectivos contratos de concessão. Tais restrições não se aplicam (i) ao fornecimento de energia a sistemas elétricos isolados; (ii) ao atendimento de seu próprio mercado desde que inferior a 500 CWh/ano; e (iii) na captação, aplicação ou empréstimo destinados à própria distribuidora ou a sociedade do mesmo grupo econômico, mediante prévia anuência da ANEEL.

Da mesma forma, as concessionárias e as autorizadas de geração ou transmissão que atuem no SIN não poderão ser coligadas ou controladoras de sociedades que desenvolvam atividades de distribuição de energia elétrica no SIN.

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As concessionárias, permissionárias e autorizadas de distribuição, transmissão e de geração de energia elétrica tiveram que se adaptar às regras da referida desverticalização até setembro de 2005. Esse prazo poderia ser prorrogado pela ANEEL, uma única vez, se efetivamente comprovada a impossibilidade do cumprimento das disposições decorrentes de fatores alheios à vontade daas concessionárias, permissionárias e autorizadas.

Garantias Financeiras

A Lei n.º 10.604, de 17 de dezembro de 2002, estabeleceu que as concessionárias e permissionárias de serviço público de energia elétrica somente poderão oferecer os direitos emergentes da concessão, permissão ou autorização e qualquer outro ativo vinculado à prestação de serviço público, em garantia de empréstimo, financiamento ou qualquer outra operação vinculada ao objeto da respectiva concessão e, excepcionalmente, poderão oferecer garantias a financiamentos de empreendimentos de geração de energia elétrica de que participem direta ou indiretamente, outorgados antes da vigência da lei em questão.

A Resolução ANEEL nº 521/2002 determinou que as concessionárias de serviço público de energia elétrica interessadas em constituir garantias em favor de empreendimentos de geração de energia elétrica, com outorga já concedida, encaminhem solicitação de autorização à ANEEL, indicando o valor, o prazo e demais condições da operação. Referidas garantias somente poderão ser constituídas para lastrear financiamento dos bens e serviços destinados à implantação dos empreendimentos de geração de energia elétrica de que se trata e desde que esses pertençam ao mesmo grupo controlador da concessionária de serviço público de energia elétrica garantidora.

Essa modalidade de garantia será autorizada para o período correspondente à construção da obra, extinguindo-se 180 dias após sua entrada em operação comercial, esta, caracterizada pela operação da última unidade geradora, respeitada a data prevista no cronograma de implantação da usina aprovado pela ANEEL. A Resolução também estabelece a metodologia para cálculo dos limites a serem respeitados pelas concessionárias: (i) em função do endividamento em relação ao passivo total; ou (ii) em função da geração interna de recursos apurados anualmente, no período abrangido pela garantia pretendida.

Deverá constar da contratação pleiteada a expressa renúncia dos agentes financiadores a qualquer ação ou direito contra a ANEEL e o Poder Concedente, em decorrência de desatendimento pelas concessionárias dos compromissos assumidos, ressalvando-se ainda, no instrumento de contratação que, o uso do produto da eventual indenização dos bens reversíveis para pagamento aos financiadores estará limitado ao valor dos débitos não liquidados.

Em 28 de fevereiro de 2005, a ANEEL editou a Resolução Normativa n.º 150/05 que altera a forma de cálculo das garantias financeiras previstas na comercialização de energia elétrica. Os novos critérios instituídos pela nova resolução, no que concerne à comercialização, levam em conta a apuração dos três últimos saldos devedores por empresa, nos 24 meses precedentes à contabilização das transações de compra e venda de energia na CCEE. Períodos atípicos como os de racionamento e os de redução, em níveis críticos, da capacidade de armazenamento dos reservatórios de usinas hidrelétricas não serão considerados no histórico desses 24 meses de contabilização. A ANEEL já sinalizou que está analisando uma proposta de regra de mercado com a caracterização definitiva dos períodos atípicos.

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Remuneração das Geradoras

Ao contrário das concessionárias de distribuição de energia elétrica, em geral, as Geradoras não têm, em seus respectivos contratos de concessão, a fixação de tarifas, tampouco mecanismos de reajuste e revisão destas.

Anteriormente ao Novo Modelo do Setor Elétrico, as geradoras comercializavam a sua energia por meio de Contratos Iniciais ou de Contratos Bilaterias. No âmbito dos Contratos Iniciais, as Geradoras são remuneradas pelas tarifas fixadas entre estas e as respectivas Distribuidoras, as quais são homologadas pela ANEEL. Já no âmbito dos Contratos Bilaterais, são fixados preços entre as partes, habitualmente decorrentes da participação em licitações públicas.

Desde a promulgação da Lei do Novo Modelo do Setor Elétrico, as geradoras somente podem vender sua energia para as distribuidoras por meio de leilões públicos conduzidos pela ANEEL e operacionalizados pela CCEE. No Ambiente de Contratação Livre, as geradoras podem vender sua energia a preços livremente negociados a comercializadoras, distribuidoras com mercado inferior a 500 GWh/ano e consumidores livres.

No âmbito dos Contratos Bilaterais firmados anteriormente à promulgação da Lei do Novo Modelo do Setor Elétrico, os preços negociados entre as empresas Geradoras e Distribuidoras eram, geralmente, influenciados pela limitação ao repasse dos custos de aquisição de energia às tarifas cobradas pelas Distribuidoras de seus consumidores finais. O repasse de energia adquirida por meio de contratos de fornecimento firmados antes da promulgação da Lei do Novo Modelo do Setor Elétrico é limitado por um valor estabelecido pela ANEEL, o chamado valor normativo.

Para os contratos celebrados sob a vigência da Lei do Novo Modelo do Setor Elétrico, a limitação ao repasse de custos pelas Distribuidoras é baseada no Valor de Referência Anual, que corresponde à média apurada dos preços de energia elétrica nos leilões "A-5" e "A-3", calculados para todas as Distribuidoras. O Valor Anual de Referência cria um incentivo para que as Distribuidoras contratem suas demandas esperadas de energia nos leilões "A-5", nos quais se espera preços mais baixos do que nos leilões "A-3", e será aplicado nos três primeiros anos dos contratos de compra da energia produzida por novos projetos de geração. Após o quarto ano, os custos de aquisição da energia produzida por tais projetos poderão ser integralmente repassados aos consumidores.

Essas limitações ao repasse pelas Distribuidoras dos custos de aquisição de energia acabam restringindo os preços de energia praticados pelos Agentes Vendedores, uma vez que estes devem ser similares ao valor normativo ou ao Valor Anual de Referência para serem competitivos. Com a promulgação da Lei do Novo Modelo do Setor Elétrico, as Distribuidoras somente poderão adquirir energia por meio de leilões públicos regulados pela ANEEL e, via de regra, operacionalizados pela CCEE. Tal restrição não se aplica à venda de energia no Ambiente de Contratação Livre, onde a comercialização é realizada pela livre negociação de preços e demais condições.

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Algumas Geradoras contam, ainda, com o MRE para ter assegurada a disponibilidade de lastro para venda de energia elétrica e potência associada à sua Energia Assegurada. De acordo com a regulamentação brasileira, a receita proveniente da venda de energia elétrica pelas Geradoras não depende diretamente da energia efetivamente gerada, e sim da quantidade de energia elétrica e potência efetivamente comercializada por ela, limitada à Energia Assegurada de cada usina, cuja quantidade é fixa e determinada pelo Poder Concedente, constando no respectivo Contrato de Concessão. As diferenças entre a energia gerada e a Energia Assegurada são cobertas pelo MRE, cujo principal propósito é mitigar os riscos hidrológicos, assegurando que todas as usinas participantes recebam pela quantidade comercializada do montante de Energia Assegurada, independentemente da quantidade de energia elétrica por elas efetivamente gerado. Em outras palavras, o MRE realoca a energia elétrica, transferindo o excedente daqueles que geraram quantidades superiores às suas Energias Asseguradas, para aqueles que geraram quantidade de energia elétrica insuficiente para atender à Energia Assegurada. A geração efetiva é determinada pelo ONS, tendo em vista a demanda de energia elétrica, as restrições do sistema e as condições hidrológicas. A quantidade de energia elétrica efetivamente gerada pelas usinas, seja ela superior ou inferior à Energia Assegurada, tem seu preço fixado por uma tarifa denominada "Tarifa de Energia de Otimização – TEO", que cobre somente os custos de operação e manutenção da usina. Esta receita ou despesa adicional será contabilizada mensalmente para cada gerador.

Remuneração das Geradoras Termelétricas

De acordo com a regulamentação brasileira, a receita proveniente da venda de energia elétrica por termelétricas não depende somente de sua potência instalada, e sim da Garantia Física. Além disso, as usinas termelétricas contratam a energia equivalente a sua Garantia Física através de contratos de compra e venda de energia, que são livremente negociados entre as partes. Na prática, as usinas termelétricas podem entregar sua energia contratada através de geração própria ou de aquisição de energia no mercado à vista (CCEE) e repasse da mesma, dependendo das condições verificadas entre seu custo de geração e o preço da energia praticado no mercado à vista e, conseqüentemente, tal decisão depende das condições de mercado e hidrológicas. Desta forma, as receitas das usinas termelétricas encontram-se vinculadas à diferença entre o preço contratado e (i) seu custo de geração, ou (ii) o preço da energia no mercado à vista.

Mecanismo de Realocação de Energia - MRE

O MRE é um mecanismo destinado a distribuir o risco hidrológico entre as Geradoras. Todas as Geradoras hidrelétricas com despacho centralizado e as Geradoras termelétricas beneficiárias da CCC desde que tenham celebrado Contratos Iniciais são membros do MRE (sendo que a partir de janeiro de 2006, apenas Geradoras hidrelétricas serão membros do MRE). De acordo com este mecanismo cada planta possui uma quantidade de energia a ser comercializada proporcional à sua participação no valor total da Energia Assegurada. Desta forma, a produção total de um membro do MRE é alocada a cada membro de acordo com sua participação no total, independentemente de sua produção individual. Em suma, o MRE transfere o excedente de produção daquelas plantas que produziram acima de seu nível de Energia Assegurada para outros membros que registraram produção abaixo de tal nível.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

A ANEEL define a Energia Assegurada de cada empreendimento de geração hidrelétrica com base em modelos computacionais que fazem uso do tratamento estatístico do histórico de afluências na região em questão, fluxos de água dos rios e níveis de água no reservatório de cada usina, em um período de tempo de múltiplos anos. A partir dessas informações e considerando um risco de 5,0% de não suprimento à demanda, a Energia Assegurada é calculada e seu valor poderá será revisto a cada cinco anos pela ANEEL ou na ocorrência de fatos relevantes, até o limite de 5,0% do valor estabelecido na última revisão, limitas as reduções a 10,0% do valor constante dos respectivos contratos celebrados com o Poder Concedente.

Alocação do MRE

O MRE é alocado por meio de um processo de quatro etapas que examina, primeiramente, a capacidade das usinas, dentro da mesma região, de satisfazer os níveis de Energia Assegurada e, a seguir, considera o compartilhamento da geração excedente entre as diferentes regiões. Tais etapas são detalhadas abaixo:

- aferição se a produção total líquida dentro do MRE alcança os níveis totais de Energia Assegurada dos membros do MRE como um todo;
- aferição se alguma geradora gerou volumes acima ou abaixo de seus volumes de Energia Assegurada, conforme determinados pelo ONS;
- caso determinadas Geradoras, membros do MRE, tenham produzido acima de seus respectivos níveis de Energia Assegurada, o adicional da energia gerada será alocado a outras Geradoras do MRE que não tenham atingido seus níveis de Energia Assegurada. Esta alocação do adicional da energia gerada, designada de Energia Otimizada, é feita, primeiramente, entre as Geradoras dentro de uma mesma região (sub-mercado) e, depois, entre as diferentes regiões, de forma a assegurar que todos os membros do MRE atinjam seus respectivos níveis de Energia Assegurada;
- se, após a etapa (3) acima ter sido cumprida, todos os membros do MRE atingirem seus níveis de Energia Assegurada e houver saldo de energia produzida, o adicional da geração regional líquida, designada de Energia Secundária, deve ser alocado entre as Geradoras das diferentes regiões. A energia será negociada pelo preço MAE prevalecente na região em que tiver sido gerada; e
- se, após a etapa (2) ou (3) acima, todos os membros do MRE não tenham atingido seus níveis de Energia Assegurada, a energia faltante será paga pelos membros do MRE com base no PLD.

As Geradoras membros do MRE que produziram energia excedente além de seus níveis de Energia Assegurada são compensadas por custos variáveis de operação e manutenção ("O&M"), e custos com o pagamento de "royalties" pelo uso da água. Na impossibilidade de gerar os níveis de Energia Assegurada estabelecidos, as mesmas devem pagar custos de O&M e custos com os "royalties" pelo uso da água às Geradoras que produziram acima de seus respectivos níveis de Energia Assegurada durante o mesmo período.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Em situações nas quais as Geradoras do MRE em conjunto não tenham produção líquida suficiente para atingir os níveis de Energia Assegurada do MRE, a Energia Assegurada é escalonada de forma a refletir os números efetivos de geração do MRE. Isto é, as Geradoras recebem um nível de Energia Assegurada Escalonada que é baseado na porcentagem do seu nível de Energia Assegurada em relação ao nível de Energia Assegurada do sistema como um todo, multiplicado pela geração efetiva. Ainda que algumas Geradoras do MRE gerem acima de seus níveis de Energia Assegurada, se o MRE como um todo não for capaz de atingir os níveis totais de Energia Assegurada, aquelas Geradoras receberão, ainda assim, níveis de Energia Assegurada Escalonada, que estarão abaixo de seus níveis de Energia Assegurada.

Caso as Geradoras do MRE, em conjunto, não tenham produção líquida suficiente para atingir os níveis de Energia Assegurada, mas as Geradoras termelétricas que não são membros do MRE gerem energia suficiente para evitar a necessidade de um racionamento, as Geradoras do MRE deverão comprar de tais Geradoras termelétricas a quantidade suficiente de energia para atingir seus respectivos níveis de Energia Assegurada no mercado local. O mecanismo do MRE tenta assegurar que todos os membros atinjam seus respectivos níveis de Energia Assegurada, independentemente do montante contratado. Assim sendo, se um membro do MRE não tiver a totalidade de sua Energia Assegurada contratada, o MRE assegurará que tal membro satisfaça seus compromissos contratuais, e não seus níveis de Energia Assegurada. A necessidade de racionamento é determinada pelo ONS em bases regionais. Na hipótese de racionamento, o preço refletirá o custo da energia não entregue, ou o preço máximo que os consumidores pagariam pela energia, conforme determinado pelo ONS. O racionamento é alocado segundo critérios técnicos, ao invés de uma base comercial que daria prioridade a contratos de comercialização de energia.

Energia Secundária

O montante total de energia do MRE restante, após a alocação para cobertura da insuficiência das Geradoras que deixaram de produzir suas respectivas Energias Asseguradas, é denominado "Energia Secundária". A Energia Secundária é alocada de acordo com a participação relativa de Energia Assegurada de cada Geradora em relação à Energia Assegurada global de todos os membros do MRE.

Programa Prioritário de Termeletricidade

Em 2000 foi criado o Programa Prioritário de Termeletricidade ("PPT"), com o objetivo de diversificar a matriz energética brasileira e reduzir sua forte dependência de usinas hidrelétricas. Os benefícios concedidos a usinas termelétricas nos termos do PPT incluem: (1) fornecimento garantido de gás por 20 anos, (2) garantia de que os custos relativos à aquisição da energia produzida por usinas termelétricas serão transferidos às tarifas até o limite do valor normativo determinado pela ANEEL, e (3) acesso garantido a um programa especial de financiamento do BNDES para o setor elétrico.

A PPT enfrentou diversos obstáculos durante sua implementação, particularmente no que diz respeito ao preço de gás, o qual está geralmente atrelado ao dólar e, apesar de diversas alterações regulatórias, a PPT nunca foi integralmente implementada.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Incentivos a Fontes Alternativas de Energia

Desde a promulgação da Lei n.º 10.438, de 26 de abril de 2002, vêm sendo criados alguns incentivos às fontes alternativas de geração de energia elétrica, tais como: (i) o Programa de Incentivo às Fontes Alternativas de Energia Elétrica – PROINFA, administrado pelo Ministério de Minas e Energia ("MME"), que garante aos empreendimentos habilitados a compra, pela Eletrobrás, da energia elétrica gerada pelo prazo de 20 anos e apoio financeiro do BNDES; (ii) Redução nas tarifas de uso dos sistemas de distribuição e/ou transmissão de energia elétrica (na produção e no consumo), com desconto não inferior a 50,0%; e (iii) Condição especial para migração para o mercado livre de consumidores com carga entre 500 kV e 3 MW (Consumidores Especiais), desde que tais consumidores adquiram energia elétrica de geradores a partir de fontes alternativas de energia elétrica,aumentando assim o mercado consumidor desses produtores.

Além desses incentivos, no dia 15 de fevereiro de 2007, o MME editou a Portaria nº 31 por meio da qual ficou estabelecido que a ANEEL deverá promover um leilão de energia proveniente de fontes alternativas no dia 24 de maio de 2007.

Encargos Setoriais

Tarifas de uso dos Sistemas de Distribuição e de Transmissão

A ANEEL fiscaliza e regulamenta o acesso aos sistemas de distribuição e transmissão. As tarifas são (i) a TUSD, tarifa cobrada pelo uso da rede de distribuição exclusiva de cada distribuidora e (ii) a TUST, tarifa pelo uso do sistema de transmissão, que consiste na Rede Básica e suas instalações auxiliares. Adicionalmente, as Distribuidoras do sistema interligado Sul/Sudeste pagam encargos específicos pela transmissão da energia elétrica gerada em Itaipu. A seguir encontra-se um resumo de cada tarifa ou encargo.

TUSD. A TUSD é paga pelas Geradoras e pelos Consumidores Livres pelo uso do sistema de distribuição da Distribuidora à qual a Geradora ou o Consumidor Livre estejam conectados, e é reajustada anualmente, levando-se em conta a variação de seus componentes. A TUSD compreende os custos de operação e manutenção da rede, encargos setoriais, remuneração dos investimentos e suas depreciações. Atualmente a TUSD é composta de duas partes, uma denominada TUSD-Encargos, calculada de acordo com o uso de energia elétrica, e a outra, denominada TUSD Fio, cobrada pela demanda contratada. O encargo mensal a ser pago pelo respectivo agente conectado ao sistema de distribuição, por ponto de conexão, é calculado pela multiplicação do montante de uso, em KW, pela tarifa estabelecida pela ANEEL, em R$/kW.

A diminuição da arrecadação decorrente da saída do consumidor livre não impõe necessariamente à distribuidora redução nas suas margens de lucro, uma vez que a remuneração dos investimentos se dá por meio da TUSD, tarifa que continua sendo auferida pela distribuidora. Porém, os clientes que se tornam clientes livres deixam de pagar a Recomposição Tarifária Extraordinária - RTE criada para compensar distribuidores e geradores de eletricidade pelas perdas sofridas durante o racionamento. Assim, a saída do cliente livre pode afetar a capacidade de uma distribuidora de recuperar o valor integral da recomposição tarifária referida.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Os consumidores especiais, com carga entre 500 kV e 3 MW, que contratem energia de geradores a partir de fontes alternativas, podem ter de 50,0% a 100,0% de desconto na TUSD.

Além disso, o Decreto n.º 5.597, de 26 de novembro de 2005, contudo, autorizou os consumidores livres a se conectarem à rede básica por meio de rede própria. Como resultado, caso um consumidor livre se conecte diretamente à rede básica, sem utilizar o sistema de distribuição da concessionária, o pagamento da TUSD não será mais devido.

TUST. A TUST é paga por Distribuidoras, Geradoras e Consumidores Livres pela utilização da Rede Básica e é reajustada anualmente pela ANEEL de acordo com (i) a inflação e (ii) as receitas anuais permitidas para as concessionárias de transmissão, incluindo o custo de expansão, determinadas pela ANEEL. Em conformidade com critérios estabelecidos pela ANEEL, os proprietários das diferentes partes da rede de transmissão transferiram a coordenação da operação de suas instalações ao ONS em troca do recebimento de pagamentos regulados dos usuários do sistema de transmissão. Os usuários da rede, incluindo as empresas de geração, assinaram contratos com o ONS que lhes conferem o direito de usar a rede de transmissão em troca do pagamento das tarifas divulgadas. Outras partes da rede de propriedade das empresas de transmissão porém, que não são consideradas como parte do SIN, são disponibilizadas diretamente aos usuários interessados que pagam uma remuneração específica aos titulares do direito pertinente.

Encargo de Transporte de Itaipu

A usina hidrelétrica de Itaipu possui uma grade de transmissão operada em corrente alternada e contínua, que não é considerada parte da Rede Básica ou do sistema de transmissão intermediário. O uso deste sistema é remunerado por uma tarifa específica denominada encargo de transporte de Itaipu, pago pelas empresas detentoras de quotas da energia produzida por Itaipu, na proporção de suas quotas.

Cobrança pela Utilização de Recursos Hídricos

Nos termos da Lei n.º 9.648/98, os titulares de concessão ou autorização para exploração de potencial hidráulico devem pagar, a título de compensação pela utilização de recursos hídricos, 6,0% sobre o valor da energia elétrica produzida. O pagamento é devido aos Estados, ao Distrito Federal e aos Municípios, em cujos territórios se localize o aproveitamento ou que tenham áreas alagadas por águas do respectivo reservatório, e a órgãos da Administração Direta da União. Em 2000, nos termos da Lei n.º 9.984 (que criou a Agência Nacional de Águas - ANA), esse percentual foi alterado para 6,75%, sendo que as grandes centrais geradoras de energia elétrica iniciaram o pagamento do adicional de 0,75% em julho daquele ano. Esses valores ainda não são cobrados integralmente pela ANA.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Taxa de Fiscalização de Serviços de Energia – TFSEE

A Taxa de Fiscalização de Serviços de Energia (TFSEE) foi instituída pela Lei n.º 9.427/96, e regulamentada pelo Decreto n.º 2.410/97. Trata-se de taxa anual, diferenciada em função da modalidade de serviço e proporcional ao porte da concessão, permissão ou autorização (aqui incluídas a produção independente e a auto-produção de energia).

A TFSEE alcança 0,5% do benefício econômico anual auferido pelo concessionário, permissionário ou autorizado e deve ser recolhida diretamente à ANEEL, em doze quotas mensais.

Tarifas de Distribuição

O valor da tarifas de distribuição é determinado pela ANEEL, que tem autoridade para reajustar e rever tarifas em resposta a alterações nos custos de compra de energia e nas condições de mercado. Ao reajustar tarifas de distribuição, a ANEEL divide o custo das Distribuidoras entre (i) custos que estão fora do controle das Distribuidoras, ou os chamados custos da Parcela A, e (ii) custos que estão sob o controle das Distribuidoras, ou custos denominados Parcela B. O reajuste de tarifas é baseado em uma fórmula que leva em consideração a divisão de custos entre duas categorias:

Custos da Parcela A incluem, entre outros, os seguintes:

- custos com a compra de energia para revenda conforme previsto nos Contratos Iniciais;
- custos com a compra de energia de Itaipu;
- determinados encargos tarifários (taxas regulatórias);
- custos com a compra de energia nos termos de contratos bilaterais que foram livremente negociados entre as partes; e
- outros encargos referentes à conexão e ao uso dos sistemas de transmissão e de distribuição.

O repasse dos custos com a compra de energia prevista em contratos de fornecimento negociados anteriormente à promulgação da Lei do Novo Modelo do Setor Elétrico está sujeito a um teto baseado em um valor normativo estabelecido pela ANEEL para cada fonte de energia (tais como hidrelétrica, termelétrica e fontes alternativas de energia). O valor normativo aplicado aos contratos de fornecimento é ajustado anualmente de forma a refletir os aumentos nos custos incorridos pelas Geradoras. Tais reajustes levam em consideração (i) a inflação; (ii) os custos incorridos em moeda conversível; e (iii) custos relativos a combustíveis (tais como fornecimento de gás natural). Os custos incorridos deverão corresponder a pelo menos 25,0% de todos os custos incorridos pelas Geradoras.

A parcela B compreende os itens de custo que estão sob o controle das concessionárias (principalmente custos operacionais). Os custos da Parcela B são determinados subtraindo-se os custos da Parcela A da receita da Distribuidora.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

O contrato de concessão de cada Distribuidora prevê um reajuste anual de tarifas. Em geral, os custos da Parcela A são integralmente repassados aos consumidores. Os custos da Parcela B, todavia, são corrigidos pela inflação em conformidade com o IGP-M.

As Distribuidoras têm também direito à revisão periódica a cada quatro ou cinco anos, dependendo do seu respectivo contrato de concessão. Estas revisões têm o objetivo de (i) assegurar receitas suficientes para cobrir os custos operacionais da Parcela B e uma compensação adequada pelos investimentos essenciais em serviços dentro do escopo da concessão de cada empresa, e (ii) determinar o fator X, que é baseado em três componentes: (a) ganhos esperados de produtividade a partir do aumento de escala, (b) avaliações pelos consumidores (verificadas pela ANEEL) e (c) custos trabalhistas.

O fator X é usado para ajustar a proporção da alteração no IGP-M que é utilizada nos reajustes anuais. Assim sendo, após a conclusão de cada revisão periódica, a aplicação do fator X determina que as Distribuidoras compartilhem seus ganhos de produtividade com os consumidores finais.

Além disso, as concessionárias de distribuição de energia elétrica têm direito à revisão extraordinária de tarifas caso a caso, de forma a assegurar seu equilíbrio financeiro e compensá-las por custos imprevisíveis, incluindo tributos, que tragam alterações significativas em sua estrutura de custos.

Desde 2002, clientes de baixa renda têm se beneficiado de uma tarifa especial estabelecida pelo Governo Federal por meio da ANEEL. Durante o ano de 2002, o déficit gerado pela aplicação desta tarifa especial foi financiado pela Eletrobrás com fundos da RGR. Em 2002, de acordo com o Decreto n.º 4.336, de 15 de agosto de 2002, foi determinado que as empresas de distribuição seriam compensadas pela perda de receitas resultante da tarifa especial pelo Governo Federal com fundos derivados de dividendos pagos pela Eletrobrás e outras empresas estatais federais e da CDE. Desde então, a diferença entre o valor efetivamente faturado pelas distribuidoras de energia com a aplicação da tarifa especial aos clientes de baixa renda e o valor que teria sido fatura com a aplicação das tarifas normais é pago diretamente às distribuidoras de energia mensalmente pela ELETROBRAS com recursos oriundos da CDE.

<u>Reserva Global De Reversão - RGR</u>

Em determinadas circunstâncias, as empresas do setor elétrico são indenizadas em caso de revogação ou encampação da concessão. Em 1971, o Governo Federal criou a Reserva Global de Reversão, ("RGR"), concebida para prover fundos para tal indenização. Em fevereiro de 1999, a ANEEL instituiu a cobrança de uma taxa exigindo que todas as Distribuidoras e determinadas Geradoras que operassem sob o regime de serviços públicos fizessem contribuições mensais à RGR, a uma taxa anual equivalente a 2,5% dos ativos fixos da empresa em operação, porém não podendo exceder 3,0% do total de sua receita operacional em qualquer exercício. Nos últimos anos, a RGR tem sido usada principalmente para financiar projetos de geração e distribuição. A RGR está programada para se esgotar em 2010, e a ANEEL deverá rever a tarifa de forma que o consumidor venha ser de alguma maneira beneficiado pelo fim da RGR.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

O Governo Federal passou a cobrar uma remuneração dos Produtores Independentes pelo uso recursos hidrológicos, exceto as PCHs, semelhante à remuneração cobrada de empresas do setor público em relação à RGR. Os Produtores Independentes devem fazer contribuições para o Fundo UBP, conforme as regras do respectivo processo de licitação pública para outorga das concessões.

Conta de Desenvolvimento Energético - CDE

Em 2002, o Governo Federal instituiu a Conta de Desenvolvimento Energético, ou CDE, como sucessora da CCC no que se refere à subvenção dos custos de combustíveis às usinas de geração termelétrica interligadas no SIN que utilizam carvão mineral nacional. A CDE é gerida pela Eletrobrás e financiada por todos os consumidores de energia elétrica. O valor da CDE é fixo, reajustado anualmente pela variação do IPCA (Índice de Preços ao Consumidor Ampliado).

A CDE foi criada para apoiar (i) o desenvolvimento da produção de energia em todo o País, (ii) a produção de energia por meio de fontes alternativas de energia (eólica, carvão mineral, gás e biomassa), e (iii) objetivos sociais tais como a universalização dos serviços de energia em todo o país, a redução do custo da eletricidade para cidadãos de baixa renda e a preservação da indústria de carvão mineral na região Sul do Brasil.

A CDE foi criada pela Lei nº 10.438/02 e regulamentada pelo Decreto nº 4.541/02, devendo permanecer em vigor por 25 anos. Neste sentido, vale notar que para que haja o cancelamento do subsídio representado pela CDE é necessário que uma nova lei, que deverá cumprir todos os passos do processo legislativo no Brasil, seja editada para tanto, ou uma medida provisória seja editada com este objetivo, devendo-se considerar que mesmo no caso da edição de tal medida provisória, tal ato deverá passar por aprovação legislativa para que a mesma seja transformada em lei.

Para usinas térmicas que utilizam carvão mineral produzido no Brasil, a lei requer que a CDE seja utilizada para subvencionar até 100,0% do custo do combustível. De acordo com a legislação aplicável, uma quantidade mínima de compra de carvão deve ser observada pelas usinas a fim de garantir determinados níveis de produção de carvão mineral nacional. A legislação que suporta a produção de carvão mineral resulta da força política e lobby da indústria carbonífera e tem um importante papel para a economia dos três estados do Sul do Brasil, gerando milhares de empregos. É importante notar que a legislação da CDE determina que novas usinas térmicas somente poderão ser acrescidas à CDE se esta dispor de suficiente capacidade financeira para cobrir as respectivas despesas adicionais.

Adicionalmente, as usinas termelétricas movidas a carvão mineral nacional contribuem para a diversificação das fontes de energia no Brasil e evitam a necessidade de se importar carvão, contribuindo, assim, para a balança de pagamentos. É importante ressaltar que a CDE não é uma subvenção mantida pelo erário público, mas sim é um encargo pago por todos os consumidores finais de energia elétrica. Em termos relativos, o valor despendido com este encargo para atender especificamente o consumo de carvão das usinas do sistema interligado é de aproximadamente R$ 500 milhões, representando um impacto pouco significativo na tarifa final, da ordem de 0,6%.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Pelos motivos acima, a Companhia não vê nenhuma razão para acreditar no cancelamento do subsídio representado pela CDE. Não obstante, caso isso ocorresse, na visão da Companhia tal impacto poderia ser mitigado por diversos fatores e iniciativas. A Companhia teria a alternativa, sem compromisso de compra mínima, de adquirir carvão mineral importado, o qual por ser mais eficiente, reduz o custo unitário de produção, considerado o custo do transporte até a usina.

O término da obrigatoriedade de compra de quantidade mínima de carvão mineral nacional, permitiria, em condições hidrológicas normais, reduzir praticamente a zero a necessidade de despachar as usinas termelétricas da Companhia, ocorrendo o despacho somente quando o preço spot fosse superior ao custo variável de geração da Usina. A Companhia acredita que o impacto no seu resultado seria pouco significativo, pois apesar do aumento do custo de substituição para compra de energia no spot (para atender os contratos) quando a usina não está despachada, que historicamente se dá a preços baixos, e do incremento dos gastos efetivos com combustível na ocorrência de despacho, haveria uma redução significativa dos custos operacionais e de investimentos na manutenção das usinas, bem como haveria uma redução dos dispêndios com impostos (PIS/COFINS) sobre a aquisição do combustível. Adicionalmente, as unidades de geração térmica mais antigas não precisariam ser contratadas, sendo mantidas em reserva fria, com custos operacionais mínimos, permitindo a venda de energia no spot e servindo de reserva para o Parque Gerador hidrelétrico da Companhia.

Contribuição para Pesquisa e Desenvolvimento

As concessionárias, permissionárias ou autorizadas de serviço público de distribuição, geração e transmissão de energia elétrica devem investir a cada ano um mínimo de 1,0% de sua receita operacional líquida em pesquisa e desenvolvimento do setor elétrico. PCHs, projetos de energia solar, eólica e biomassa estão isentos de tal exigência.

Conta Consumo de Combustíveis Fósseis - CCC

A CCC foi criada em 1973 como uma subvenção econômica para cobertura do custo do combustível utilizado pelas usinas termelétricas, sendo inicialmente gerida pela Eletrobrás.

Em fevereiro de 1998, o Governo Federal determinou a extinção da CCC, de forma que os subsídios da CCC para as usinas termelétricas construídas anteriormente a fevereiro de 1998 e pertencentes ao SIN, deixaram de existir a partir de dezembro de 2005.

Em abril de 2002, o Governo Federal determinou que os subsídios da CCC continuariam a ser pagos às usinas termelétricas localizadas em sistemas isolados por um período de 20 anos, de forma a promover a geração de energia nestas regiões.

Até dezembro de 2003, todos os agentes do setor elétrico, sejam distribuidoras, geradoras ou comercializadoras, que negociavam energia com consumidores finais realizavam contribuições mensais à CCC. Essas contribuições eram calculadas com base nas estimativas do custo do combustível a ser utilizado pelas usinas de energia termelétrica no ano subseqüente. Ao longo de 2004, o recolhimento da parcela destinada à cobertura dos custos da CCC passou a ser realizado diretamente pelas distribuidoras e transmissoras junto aos consumidores finais, por meio de parcela da TUSD e da TUST.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Inadimplemento de Encargos Setoriais

A Lei do Novo Modelo do Setor Elétrico estabelece que a falta de pagamento da contribuição à RGR, ao PROINFA, à CDE, à CCC, ou dos pagamentos devidos em virtude de compra de energia elétrica no Ambiente de Contratação Regulada ou de Itaipu, impedirá a parte inadimplente de receber reajustes de tarifas (exceto a revisão extraordinária) ou de receber recursos advindos da RGR, da CDE ou da CCC.

Racionamento

A baixa quantidade de chuvas na estação úmida 2000/2001 resultou em uma queda anormal nos níveis de água em diversos reservatórios utilizados pelas maiores usinas hidrelétricas do Brasil. Tal fato, aliado à restrição de investimentos em projetos de geração e transmissão nos anos que antecederam a esse período, levou o Governo Federal a adotar restrições no atendimento ao consumo de energia no ano de 2001. Em maio de 2001, o Presidente da República criou a Câmara de Gestão da Crise de Energia Elétrica, posteriormente transformada em Câmara de Gestão do Setor Elétrico - CGSE, com o objetivo de propor e implementar medidas de natureza emergencial para compatibilizar a demanda e a oferta de energia elétrica, de forma a evitar interrupções imprevistas de suprimento.

A CGSE estabeleceu regimes especiais de cobrança de tarifas, limites de uso e fornecimento de energia e outras medidas visando à redução do consumo de energia elétrica nas regiões Sudeste, Centro-Oeste, Nordeste e Norte.

Em virtude da melhoria nas condições hídricas no País e do êxito na política de contenção do consumo de energia elétrica, que propiciaram aumento significativo dos níveis nos reservatórios das usinas hidrelétricas, o Governo Federal anunciou, em fevereiro de 2002, o fim das medidas de racionamento.

Acordo Geral do Setor Elétrico

O Acordo Geral do Setor Elétrico foi o acerto firmado entre Geradoras e Distribuidoras com o objetivo de definir regras para compensação das perdas financeiras geradas pelo Racionamento de energia 2001/2002. O acordo, fechado em dezembro de 2001, prevê financiamento de até R$ 7,5 bilhões do BNDES às empresas e reajuste tarifário extraordinário de 2,9% para consumidores rurais e residenciais, com exceção dos consumidores de baixa renda, e de 7,9% para consumidores de outras classes, a título de recomposição das perdas.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - PRODUTOS E SERVIÇOS OFERECIDOS

1- ITEM	2 - PRINCIPAIS PRODUTOS E/OU SERVIÇOS	3 - % RECEITA LÍQUIDA
01	ENERGIA ELÉTRICA	99,42

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.02 - MATÉRIAS PRIMAS E FORNECEDORES

1 - ITEM	2 - MATÉRIA PRIMA / 7 - NOME DO FORNECEDOR	8 - TIPO DE FORNECEDOR	3 - IMPORTAÇÃO	4 - VALOR DA IMPORTAÇÃO (Reais Mil)	5 - DISPONÍVEL MERCADO LOCAL	6 - DISPONÍVEL MERCADO EXTERNO	9 - % DE FORNECIMENTO SOBRE O TOTAL DAS COMPRAS DA CIA.
01	CARVÃO MINERAL		NÃO	0	SIM	SIM	
	CONS.CATARINENSE DO CARVÃO ENERGÉTICO	NÃO LIGADO					22,84
02	ENERGIA ELÉTRICA		NÃO	0	SIM	SIM	
	CÂMARA DE COMERC. DE EN. ELÉTRICA - CCEE	NÃO LIGADO					16,83
03	ENERGIA ELÉTRICA		NÃO	0	SIM	SIM	
	COMPANHIA ENERGÉTICA MERIDIONAL - CEM	EMPRESA CONTROLADA					16,69
04	ENERGIA ELÉTRICA		NÃO	0	SIM	SIM	
	ITÁ ENERGÉTICA S.A.	EMPRESA CONTROLADA					7,15
05	GÁS NATURAL		NÃO	0	SIM	SIM	
	CIA DE GÁS DO MATO GROSSO DO SUL - MSGÁS	NÃO LIGADO					4,67
06	CARVÃO MINERAL		NÃO	0	SIM	SIM	
	COPELMI MINERAÇÃO LTDA	NÃO LIGADO					1,84

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.03 - CLIENTES PRINCIPAIS POR PRODUTOS E/OU SERVIÇOS

1- ITEM	2- ITEM	3 - NOME DO PRODUTO/ NOME DO CLIENTE	4 - % DE PARTICIPAÇÃO DO CLIENTE NA RECEITA LÍQUIDA
001		ENERGIA ELÉTRICA	
001	001	CENTRAIS ELÉTRICAS DE SANTA CATARINA S.A. - CELESC	26,12
001	002	CPFL COMERCIALIZAÇÃO BRASIL S.A.	16,70
001	003	RIO GRANDE ENERGIA S.A. - RGE	16,55
001	004	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	9,34
001	005	COMPANHIA PIRATININGA DE FORÇA E LUZ - CPFL PIRATININGA	7,02
001	006	TRACTEBEL ENERGIA COMERCIALIZADORA LTDA	5,21
001	007	LIGHT SERVIÇOS DE ELETRECIDADE S.A. - LIGHT	1,40
001	008	OUTROS	17,08

11.01 - PROCESSO DE PRODUÇÃO

Parque Gerador

A Companhia opera um Parque Gerador de 5.881 MW, composto por 6 usinas hidrelétricas e 7 usinas termelétricas, das quais 11 pertenciam integralmente à Tractebel Energia ou a suas Controladas e 2 são exploradas por meio de consórcios constituídos entre a Companhia e outras empresas, sendo a Companhia responsável pela manutenção e operação dessas usinas.

A Companhia vem mantendo nos últimos anos a sua posição de principal geradora privada do País. A Capacidade Instalada da Companhia, incluindo a propriedade indireta, das UHEs Itá, Machadinho, Cana Brava e da unidade de Co-geração Lages atingiu 5.881 MW, o que representa um acréscimo de cerca de 58,1% em relação à capacidade disponível na data da privatização, qual seja, setembro de 1998.

De acordo com as informações da ONS, o Parque Gerador da Companhia está entre os que possuem o melhor desempenho no setor elétrico brasileiro, apresentando baixos índices de indisponibilidade forçada (tempo que a usina fica fora do sistema para efetuar manutenção corretiva). Referido desempenho resulta dos investimentos da Companhia em manutenções preventivas planejadas e repotencializações de usinas.

O quadro abaixo apresenta um resumo das informações sobre o Parque Gerador da Companhia:

Unidade de Produção	Tipo	Localização	Unidades Geradoras	Capacidade Instalada		Energia Assegurada		Capacidade de Fornecimento da Cia (MW)
				Total (MW)	Pertencentes à Cia	Total (MW médios) (1)	Pertencentes à Companhia (MW médios)(1)	
Salto Santiago	Hidrelétrica	Rio Iguaçu (PR)	4	1.420	1420	723	723	1.420
Salto Osório	Hidrelétrica	Rio Iguaçu (PR)	6	1.078	1.078	522	522	1.078
Passo Fundo	Hidrelétrica	Rio Passo Fundo (RS)	2	226	226	119	119	226
Itá	Hidrelétrica	Rio Uruguai (SC/RS)	5	1.450	1.090	720	513	1.090
Machadinho	Hidrelétrica	Rio Uruguai (SC/RS)	3	1.140	404	529	147	404
Cana Brava	Hidrelétrica	Rio Tocantins (GO)	3	450	450	273	273	450
Total Hidrelétricas				**5764**	**4.668**	**2.886**	**2.297**	**4.668**

Continua na próxima página

11.01 - PROCESSO DE PRODUÇÃO

Continuação:

Unidade de Produção	Tipo	Localização	Unidades Geradoras	Capacidade Instalada		Energia Assegurada		Capacidade de Fornecimento da Cia (MW)
				Total (MW)	Pertencentes à Cia	Total (MW médios) (1)	Pertencentes à Companhia (MW médios)(1)	
Complexo Jorge Lacerda(2)	Termelétrica	Capivari de Baixo (SC)	7	857	857	598	598	857
Charqueadas	Termelétrica	Charqueadas (RS)	4	72	72	45	45	72
Alegrete	Termelétrica	Alegrete (RS)	2	66	66	41	41	66
William Arjona	Termelétrica	Campo Grande (MS)	5	190	190	177	177	190
Lages	Termelétrica	Lages (SC)	1	28	28	25	25	28
Total Termelétricas				1.213	1.213	886	886	1.213
Compra de Energia (Itasa)								36
Total Tractebel Energia				6.977	5.881	3.772	3.183	5.917

(1) O conceito de Energia Assegurada não se aplica às usinas termelétricas. O conceito aplicado, nesses casos, é o de energia disponível, conforme indicado na tabela acima para cada uma das usinas termelétricas do Parque Gerador.

(2) O Complexo Jorge Lacerda compreende 3 plantas com 7 unidades geradoras.

Geração Hidrelétrica - Usinas em Operação

Usina Hidrelétrica Passo Fundo. A UHE Passo Fundo, pertencente integralmente à Companhia, tem, Capacidade Instalada de 226 MW e Energia Assegurada de 119 MW médios, possuindo 2 Unidades Geradoras de 113 MW cada. A UHE Passo Fundo está situada ao norte do Rio Grande do Sul, no município Entre Rios do Sul. O início da operação dessa usina ocorreu no ano de 1973, sendo que a primeira unidade geradora foi disponibilizada por despacho do ONS em março de 1973 e a segunda, em junho de 1973.

Usina Hidrelétrica Itá. A UHE Itá, pertencente ao Consórcio Itá, tem, Capacidade Instalada de 1.450 MW e Energia Assegurada de 720 MW médios, possuindo 5 Unidades Geradoras de 290 MW cada. A UHE Itá está situada no Rio Uruguai, na divisa dos municípios de Itá (no estado de Santa Catarina) e Aratiba (no estado do Rio Grande do Sul), aproveitando um desnível de 105 metros entre a foz do Rio Apuaê e a foz do Rio Uvá. O início de operação da UHE Itá ocorreu no ano 2000, sendo que a primeira das 5 Unidades Geradoras foi disponibilizada por despacho do ONS em julho de 2000 e a quinta, em março de 2001.

11.01 - PROCESSO DE PRODUÇÃO

A UHE Itá é o primeiro empreendimento hidrelétrico no trecho brasileiro do Rio Uruguai e trata-se de um investimento na ordem de US$ 1,1 bilhões. Foi construída por meio de um consórcio entre a Tractebel Energia (39,5%) e sua controlada Itasa (60,5%), sendo que a operação e a manutenção da UHE Itá são realizadas pela Tractebel Energia. A Itasa possui o seu controle dividido entre a Companhia e a Companhia Siderúrgica Nacional – CSN, cada uma com 48,75% do capital social, sendo que os outros 2,5% do capital social pertencem à Cimento Itambé S.A.

A Energia Assegurada total da UHE Itá era de 741 MW médios. A partir de 2003 considerou-se 720 MW médios, conforme Resolução ANEEL n.º 232/99. Entretanto, no contrato de constituição do consórcio entre a Companhia e a Itasa, foi considerada uma energia assegurada de 668 MW médios. Dessa forma, a Itasa tem direito a 60,5%, ou seja, 404,14 MW médios. Os outros 39,5%, ou seja, 263,86 MW médios, acrescidos de (i) 52 MW médios, que correspondem à diferença entre a Energia Assegurada total da usina (720 MW médios) e a energia assegurada no (668 MW médios), e (ii) 197,02 MW médios que correspondem à participação da Companhia na Itasa (48,75%), totalizando 513 MW médios, são da Companhia.

A Itasa comercializa esses 404,14 MW médios de energia com a Companhia, CSN e Itambé, por meio dos Contratos de Compra e Venda de Energia, assinados em 2001 e vigentes até 2030.

Usina Hidrelétrica Machadinho. A UHE Machadinho tem, Capacidade Instalada de 1.140 MW e Energia Assegurada de 529 MW médios, possuindo 3 Unidades Geradoras de 380 MW cada. A UHE Machadinho está situada no Rio Pelotas, na divisa dos Estados do Rio Grande do Sul e de Santa Catarina, entre os municípios de Maximiliano de Almeida e Piratuba. O início das operações da UHE Machadinho ocorreu em 2002, sendo que a primeira das 3 Unidades Geradoras foi disponibilizada por despacho do ONS em fevereiro de 2002 e a terceira, em abril de 2002.

A UHE Machadinho foi construída por meio de consórcio entre grandes empresas brasileiras, inclusive do setor energético (Tractebel Energia, Companhia Estadual de Energia Elétrica ("CEEE"), Alcoa Alumínio S.A., Camargo Corrêa Cimentos S.A., Companhia Brasileira de Alumínio, Votorantim Cimentos Brasil Ltda., Valesul Alumínio S.A. e Departamento Municipal de Eletricidade de Poços de Caldas) e tem a sua operação e manutenção sob a responsabilidade da Tractebel Energia, detentora de 19,28% do empreendimento, tendo em vista a recente aquisição de participação de mais 2,82% na MAESA, correspondente à 2,34% no Consórcio Machadinho. O quadro abaixo apresenta as participações de cada uma das consorciadas no Consórcio Machadinho:

Consorciada	Participação (%)
Tractebel Energia	19,28
Alcoa Alumínio S.A.	25,74
Camargo Corrêa Cimentos S.A.	5,28
Companhia Brasileira de Alumínio	27,52
Votorantim Cimentos Brasil Ltda.	5,62
Valesul Alumínio S.A.	8,29
Departamento Municipal de Eletricidade	2,74
CEEE	5,53

11.01 - PROCESSO DE PRODUÇÃO

A Energia Assegurada total da UHE Machadinho é de 529 MW Médios. Entretanto, no contrato de constituição do consórcio, foi considerada uma Energia Assegurada de 473 MW médios. Desses, os acionistas da MAESA tem direito a 83,06% (destes 2,82% pertencentes à Companhia), ou seja 392,87 MW médios (destes 11,09 MW médios pertencentes à Companhia), que correspondem a sua parte na Energia Assegurada da UHE Machadinho. Os outros 16,94%, ou seja, 80,13 MW Médios, acrescidos de 56 MW médios, que correspondem à diferença entre a Energia Assegurada total da usina (529 MW médios) e a Energia Assegurada no contrato de constituição do consórcio (473 MW médios), totalizando 136,13 MW médios, são inteiramente da Companhia. Isto posto, pode-se afirmar que 147,22 MW médios de energia assegurada da UHE Machadinho pertencem à Companhia.

A potência disponível da UHE Machadinho é de 1.140 MW. Entretanto, no contrato de constituição do consórcio, foi considerada uma potência disponível de 912 MW.

Desses, os parceiros tem direito a 83,06% (destes 2,82% pertencentes à Companhia), ou seja, 757,5072 MW (destes 21,3822 MW pertencentes à Companhia), que correspondem à sua parte na potência disponível da UHE Machadinho. Os outros 16,94%, ou seja, 154,4928 MW, acrescidos de 228 MW, que correspondem à diferença entre a potência total da usina (1.140 MW) e a potência estabelecida no contrato de constituição do consórcio (912 MW), totalizando 382,4928 MW, são inteiramente da Companhia. Isto posto, pode-se afirmar que 403,875 MW de potência disponível da UHE Machadinho pertencem à Companhia.

Usina Hidrelétrica Salto Osório. A UHE Salto Osório pertence integralmente à Companhia e tem, Capacidade Instalada de 1.078 MW e Energia Assegurada de 522 MW médios, possuindo 6 Unidades Geradoras de 180 MW cada e 2 Unidades Geradoras com 175 MW cada. A UHE Salto Osório está situada no curso principal do Rio Iguaçu, no Estado do Paraná, no município de Quedas do Iguaçu. O início das atividades da UHE Salto Osório ocorreu em 1975, sendo que a primeira das 6 Unidades Geradoras foi disponibilizada por despacho do ONS em outubro de 1975 e a sexta, em junho de 1981.

Usina Hidrelétrica Salto Santiago. A UHE Salto Santiago, a qual pertence integralmente à Companhia, tem, Capacidade Instalada de 1.420 MW e Energia Assegurada de 723 MW médios, possuindo 4 Unidades Geradoras de 355 MW cada. A UHE Salto Santiago está situada no curso principal do Rio Iguaçu, no Estado do Paraná, no município de Saudade do Iguaçu. O início das atividades da UHE Salto Santiago ocorreu em 1980, sendo que a primeira das 4 Unidades Geradoras foi disponibilizada por despacho do ONS em dezembro de 1980 e a quarta, em setembro de 1982.

Usina Hidrelétrica Cana Brava. A UHE Cana Brava tem, Capacidade Instalada de 450 MW e Energia Assegurada de 273,5 MW médios, possuindo 3 Unidades Geradoras de 150 MW cada. A UHE Cana Brava está localizada no Rio Tocantins, Estado de Goiás, entre os municípios de Minaçu, Cavalcante e Colinas do Sul. A operação da usina teve início em 2002, sendo que a primeira das 3 Unidades Geradoras foi disponibilizada por despacho do ONS em maio de 2002 e a terceira, em agosto de 2002. As operações da UHE Cana Brava tiveram início em 2002.

11.01 - PROCESSO DE PRODUÇÃO

A UHE Cana Brava tem sua concessão sob a responsabilidade da CEM, controlada integralmente pela Tractebel Energia. A Companhia é a compradora da totalidade da energia elétrica de Cana Brava, nos termos do Segundo Aditamento ao Contrato-Base de Compra e Venda de Energia Elétrica celebrado em 2 de agosto de 2002 entre a Companhia e a CEM.

Geração Termelétrica - Usinas em Operação

As centrais termelétricas caracterizam-se por produzir energia elétrica a partir da energia térmica liberada por reações químicas ou nucleares. Os combustíveis mais utilizados para movimentar, direta ou indiretamente, os geradores das usinas termelétricas são os derivados de petróleo (óleo diesel e combustível e resíduos asfálticos), o carvão mineral, o gás natural e os combustíveis nucleares. Em processos de co-geração (tecnologia que visa maior eficiência da geração termelétrica) é comum a utilização de combustíveis ecologicamente corretos denominados biomassa, como bagaço de cana-de-açúcar, casca de arroz, resíduos de madeira e outros.

Complexo Termelétrico Jorge Lacerda. O Complexo Termelétrico Jorge Lacerda possui o maior potencial termelétrico a carvão da América Latina. Localiza-se no município de Capivari de Baixo, Santa Catarina, e possui, Capacidade Instalada de 857 MW. O Complexo Termelétrico Jorge Lacerda é constituído por 3 usinas termelétricas (UTE Jorge Lacerda A, UTE Jorge Lacerda B e UTE Jorge Lacerda C) e 7 Unidades Geradoras, tendo sido construído com o objetivo básico de aproveitar o carvão mineral catarinense.

As operações das UTEs Jorge Lacerda A, B e C tiveram início em 1965, 1980 e 1996, respectivamente. A produção das UTEs Jorge Lacerda A, B e C é destinada, principalmente, ao abastecimento energético do litoral sul e leste do Estado de Santa Catarina.

Usina Termelétrica William Arjona. A UTE William Arjona, integralmente pertencente à Companhia, localiza-se no município de Campo Grande, Estado do Mato Grosso do Sul, e possui, Capacidade Instalada de 190 MW. A UTE Willian Arjona é constituída por 5 conjuntos turbogeradores que utilizam gás natural como combustível, podendo também utilizar óleo diesel. A UTE William Arjona é a primeira usina do Brasil a utilizar o gás do Gasoduto Brasil-Bolívia como combustível na geração de energia elétrica.

As operações da UTE William Arjona tiveram início em 1999, sendo que a primeira das 5 Unidades Geradoras foi disponibilizada por despacho do ONS em março de 1999 e a quinta, em julho de 2002. A produção das UTE William Arjona permite garantir o atendimento ao crescimento da demanda de energia nos horários de pico, evitando cortes no fornecimento aos consumidores no Estado do Mato Grosso do Sul.

Usina Termelétrica Alegrete. A UTE Alegrete fica situada à margem direita do rio Ibirapuitã, junto à cidade de Alegrete, no Rio Grande do Sul. A UTE Alegrete é movida a óleo combustível, sendo constituída por 2 Unidades Geradoras com Capacidade Instalada, de 66 MW. O início das operações da UTE Alegrete ocorreu em 1968, sendo que ambas as Unidades Geradoras foram disponibilizadas por despacho do ONS em setembro de 1968. A produção das UTE Alegrete visa garantir o abastecimento energético da região oeste do Estado do Rio Grande do Sul.

11.01 - PROCESSO DE PRODUÇÃO

Usina Termelétrica Charqueadas. A UTE Charqueadas está localizada no município de Charqueadas, Rio Grande do Sul, próximo a Porto Alegre, um importante centro consumidor de energia elétrica. A UTE Charqueadas é movida a carvão mineral, sendo constituída por 4 Unidades Geradoras com a Capacidade Instalada total dc 72 MW.

As operações da UTE Charqueadas tiveram início em 1962, sendo que a primeira das 4 Unidades Geradoras foi disponibilizada por despacho do ONS em janeiro de 1962 e a quarta, em março de 1969. A produção das UTE Charqueadas visa garantir o abastecimento energético da região da grande Porto Alegre, no Estado do Rio Grande do Sul.

Unidade de Co-geração

A co-geração corresponde a uma tecnologia desenvolvida com a finalidade de se obter maior eficiência energética na produção das usinas termelétricas. Essa eficiência é buscada em virtude do fato de que a maior parte da energia contida no combustível usado nos geradores é transformada em calor e perdida para o meio-ambiente, sendo que apenas 40,0% da energia do combustível é transformada em energia elétrica.

Na co-geração, o calor produzido na geração de energia elétrica é utilizado, sob forma de vapor, em indústrias e prédios comerciais que necessitam de calor (vapor ou água quente) em seu processo produtivo. Dessa forma, o consumidor economiza o combustível que necessitaria para produzir o calor do processo. A eficiência energética na co-geração é bem mais elevada, uma vez que torna útil até 85,0% da energia do combustível.

Além disso, em processos de co-geração é comum a utilização de combustíveis ecologicamente corretos denominados biomassa, como bagaço de cana-de-açúcar, casca de arroz, resíduos de madeira e outros.

Unidade de Co-geração Lages. Construída pela controlada da Tractebel Energia, Lages Bioenergética, a Unidade de Co-geração Lages é usina de co-geração movida à Biomassa, ou seja, produz energia elétrica a partir dos resíduos de madeira oriundos das indústrias madeireiras da região de Lages, em Santa Catarina, minimizando os riscos de contaminação ambiental e incêndios. A Unidade de Co-geração Lages apresenta Capacidade Instalada de 28 MW e capacidade de fornecimento de 25 t/h de vapor.

A Unidade de Co-geração Lages foi construída com investimentos de R$ 80 milhões, dos quais R$ 31 milhões correspondem a recursos próprios da Lages Bioenergética e R$ 49 milhões foram financiados pelo Banco Regional de Desenvolvimento do Extremo Sul ("BRDE"), no papel de agente financeiro do BNDES. Por utilizar os resíduos de madeireiras (energia renovável) da região como combustível, o sistema de operação da Unidade de Co-geração Lages foi aprovado pelo Banco Mundial como um projeto de Mecanismo de Desenvolvimento Limpo - MDL, desenvolvido no âmbito do Protocolo de Kyoto. Assim, por meio do sistema de operação da Unidade de Co-geração Lages serão gerados créditos de carbono para venda futura pela Companhia, sendo que parte destes créditos futuros serão negociados com o Banco Mundial, nos termos da Carta de Intenções celebrada com o *Prototype Carbon Fund*, do referido organismo multi-governamental.

11.01 - PROCESSO DE PRODUÇÃO

O vapor produzido pela Unidade de Co-geração Lages é fornecido para indústrias madeireiras instaladas nas redondezas. No que se refere à energia elétrica produzida, parte é vendida para a CELESC e a parte restante é negociada com Consumidores Industriais.

Desde abril de 2004 a Companhia presta serviços de co-geração por meio da Unidade de Co-geração Lages, possuindo contratos de longo prazo de venda de vapor com a Batistella Indústria e Comércio de Madeiras S.A. e com a Sofia Industrial e Exportadora Ltda.

PRODUÇÃO

Em 2006, a produção total de energia elétrica da Companhia alcançou 21.351 GWh (2.437 MW médios), sendo 15.885 GWh (1.813 MW médios) provenientes das hidrelétricas e 5.466 GWh (624 MW médios) de fontes termelétricas.

A geração apresentou redução de 28,4% em relação a 2005, em razão da estiagem ocorrida na Região Sul do Brasil. A forte estiagem que se fez presente durante quase todo o período determinou por parte do Operador Nacional do Sistema Elétrico – ONS, um despacho bem inferior nas usinas da Região Sul, em relação ao ano anterior. Os dados incluem a totalidade da produção das Usinas Itá e Machadinho, as únicas do parque gerador da Companhia nas quais esta não detém participação integral.

O patamar de disponibilidade, desconsiderando-se as paradas programadas, alcançado em 2006 foi de 98,4%, frente aos 97,2% verificados em 2005. Quando consideradas todas as paradas, a disponibilidade global foi elevada de 90,8% em 2005 para 93,5% em 2006, sendo 95,0% (93,0% em 2005) na geração hidrelétrica e 86,4% (80,5% em 2005) na termelétrica.

A Companhia é concessionária e autorizada a prestar serviços de geração e comercialização de energia elétrica, sendo a maior geradora de energia independente do setor privado brasileiro. Neste contexto, a geração da Tractebel Energia representou 7,0% da energia requerida pelo SIN - Sistema Integrado Nacional.

No 1º trimestre de 2007, a produção de energia elétrica nas usinas operadas pela Tractebel Energia foi de 4.984 GWh (2.308 MW médios), uma redução de 17,3%, em relação ao 1º trimestre de 2006. Do total gerado, as usinas termelétricas foram responsáveis por 747 GWh (346 MW médios) e as usinas hidrelétricas por 4.237 GWh (1.962 MW médios), representando reduções de 45,0% e 9,3%, respectivamente, em comparação ao 1º trimestre de 2006.

O decréscimo de geração das usinas termelétricas foi resultado, basicamente, do despacho minimizado da Usina Termelétrica William Arjona a partir do 4º trimestre de 2006, quando houve o reforço de novas linhas de transmissão na área do Estado do Mato Grosso do Sul e da redução na geração da unidade C da Usina Termelétrica Jorge Lacerda, que nos meses do verão gera com fator de capacidade alto, para atendimento à carga do litoral do Estado de Santa Catarina. A redução na geração hidrelétrica é fruto da baixa hidraulicidade nos primeiros meses do ano na Região Sul do Brasil, aliado às grandes afluências na Região Sudeste, permitindo um maior intercâmbio desta para aquela.

11.01 - PROCESSO DE PRODUÇÃO

No 1º trimestre, as treze usinas da Companhia alcançaram o patamar de 96,4% de disponibilidade, desconsiderando-se as paradas programadas. Quando consideradas todas as paradas, a disponibilidade global foi de 93,0%, sendo 96,3% na geração hidrelétrica e 77,2% na termelétrica.

Geração bruta nos 3 últimos exercícios:

USINA	Capacidade Instalada (MW)	Produção (GWH)		
		2006	2005	2004
Usina Hidrelétrica Passo Fundo - UHPF	226	897	993	667
Usina Hidrelétrica Salto Osório - UHSO	1.078	2.778	4.476	4.756
Usina Hidrelétrica Salto Santiago - UHSS	1.420	3.809	6.385	6.925
Usina Hidrelétrica Itá – UHIT - (participação em consórcio)	1.090	3.752	5.977	5.964
Usina Hidrelétrica Machadinho UHMA – (partic. em consórcio) (*)	383	2.399	4.571	4.322
Usina Hidrelétrica Cana Brava – UHCB (controlada)	450	2.250	2.319	2.198
Sub-total	**4.647**	**15.885**	**24.721**	**24.832**
Usina Termelétrica Jorge Lacerda A – UTJL - A	232	711	878	870
Usina Termelétrica Jorge Lacerda B – UTJL - B	262	1.552	1.190	1.284
Usina Termelétrica Jorge Lacerda C - UTJL – C	363	2.306	2.010	2.283
Usina Termelétrica Charqueadas - UTCH	72	272	246	261
Usina Termelétrica Alegrete - UTAL	66	1	-	1
Usina Termelétrica William Arjona - UTWA	190	563	728	626
Usina de Co-geração Lages – UCLA (Controlada)	28	61	28	10
Sub-total	**1.213**	**5.466**	**5.080**	**5.335**
Total	**5.860**	**21.351**	**29.801**	**30.167**

(*) sem considerar os 21,4 MW, decorrentes da aquisição de participação acionária na MAESA, ocorrida no 1º trimestre de 2007.

11.01 - PROCESSO DE PRODUÇÃO

Percentuais já depreciados dos principais equipamentos das usinas, em 31.12.2006.

USINA	ENTRADA EM OPERAÇÃO	% DEPRECIAÇÃO MÉDIA
Usina Hidrelétrica Passo Fundo - UHPF	1973	75,3
Usina Hidrelétrica Salto Osório - UHSO	1975 a 1981	76,7
Usina Hidrelétrica Salto Santiago - UHSS	1980	76,5
Usina Hidrelétrica Itá – UHIT (participação em consórcio)	2000 e 2001	14,3
Usina Hidrelétrica Machadinho - UHMA (participação em consórcio)	2002	11,2
Usina Hidrelétrica Cana Brava – UHCB	2002	12,1
Usina Termelétrica Jorge Lacerda A – UTJL A (Unidades I a IV)	1965 a 1974	78,0
Usina Termelétrica Jorge Lacerda B – UTJL B (Unidades V e VI)	1979 e 1980	92,1
Usina Termelétrica Jorge Lacerda C – UTJL C (Unidade VII)	1997	43,6
Usina Termelétrica Charqueadas - UTCH	1962	87,0
Usina Termelétrica Alegrete - UTAL	1968	89,5
Usina Termelétrica William Arjona - UTWA	1999 e 2001	39,7
Usina de Cogeração Lages – UCLA	2003	11,2

I. Estratégias de Seguros

- Propriedade: para usinas em geral e demais bens são efetuados seguros do tipo "All Risks". Os valores de cobertura são definidos com base em custos praticados internacionalmente, que cobrem a reconstrução de uma nova usina equivalente à sinistrada.
- Interrupção de Negócios: a Companhia está totalmente protegida contra perdas por lucro cessante causadas por sinistros que originem interrupção de produção de energia.
- Responsabilidade Civil: a Companhia também está protegida contra indenizações oriundas de danos causados a terceiros, incluindo poluição súbita.
- Novos Empreendimentos: os projetos de responsabilidade da Companhia, ou por ela contratados são protegidos por seguros do tipo "All Risks" durante a fase de construção, compreendendo construção e montagem, responsabilidade civil geral e cruzada, e perdas de lucro devido a atraso de entrada em operação-ALOP. Durante a fase de pré-operação, a Companhia mantém seguro para proteção de seus ativos, bem como, para cobertura de lucro cessante devido à interrupção de produção em equipamentos aceitos provisoriamente.
- Veículos: a Companhia adota a política de alugar veículos leves, que estão protegidos por seguro obrigatório e por seguro adicional.
- Empregados: a Companhia mantém apólice de Seguro de Vida em Grupo para seus empregados.
- Pesquisa de Mercado: para cada tipo de seguro, os valores de cobertura e as deduções são determinados levando-se em conta as práticas do mercado internacional, disponibilidade e preços.

11.01 - PROCESSO DE PRODUÇÃO

2. Riscos de interrupção da produção

A interrupção da produção de energia está relacionada diretamente com o desempenho dos equipamentos das usinas.

Os riscos inerentes ao processo de produção da Tractebel Energia podem ser expressos pelos seguintes indicadores de desempenho: taxa de falha e indisponibilidade dos equipamentos principais das usinas.

As indisponibilidades podem ser classificadas em dois grupos principais: programadas e forçadas.

As indisponibilidades programadas são decorrentes de paralisações para manutenções de unidades geradoras. Seguem rigorosos cronogramas que são antecipadamente negociados com o ONS- Operador Nacional do Sistema Elétrico, com o objetivo de minimizar ou evitar os impactos no sistema elétrico, portanto, o impacto das mesmas nos negócios da empresa pode ser considerado de baixíssimo risco ou até risco zero.

As indisponibilidades forçadas são aquelas que fogem da programação acima e podem ser classificadas em:

- Indisponibilidade Forçada de Urgência: oriundas de ocorrências que provocam ou requerem a parada da unidade geradora ou a limitação parcial da capacidade de produção de energia num prazo máximo de 24 horas, a partir de sua constatação, mas não imediatamente.

- Indisponibilidade Forçada Intempestiva: oriundas de ocorrências que provocam ou requerem parada da unidade geradora ou a limitação parcial da capacidade de produção de energia, de forma imediata, seja por atuação de uma proteção, ou pela ação de um operador no momento da constatação da ocorrência.

A taxa de falha expressa a incidência de ocorrências classificadas como "indisponibilidade forçada intempestiva" e as denominadas "falhas na partida". A análise desse índice leva em consideração a origem da falha e seu impacto no sistema elétrico, que pode ser externo ou interno à instalação (unidade em operação ou falha na partida).

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Mercado de Atuação

A Companhia é concessionária autorizada a prestar serviços de geração e comercialização de energia elétrica, sendo a maior geradora de energia elétrica do setor privado brasileiro em termos de Capacidade Instalada e Energia Assegurada, de acordo com as informações da ANEEL.

A Companhia opera um Parque Gerador composto por 6 usinas hidrelétricas e 7 usinas termelétricas, das quais 11 pertencem integralmente à Companhia, instaladas nos Estados do Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul e Goiás, apresentando Capacidade Instalada de 5.881 MW, dos quais 79,4% correspondem à geração hidráulica e 20,6%, à geração térmica.

Em 2006, a geração global foi comparativamente menor em relação aos anos anteriores, apresentando redução de 28,4% em relação a 2005, em função da estiagem prolongada que afetou a região Sul do Brasil, considerada uma das mais severas que se tem registro. A Companhia gerou 21.351 GWh (2.437 MW médios), dos quais 15.885 GWh (1.813 MW médios) provenientes das hidrelétricas e 5.466 GWh (624 MW médios) das termelétricas. Esses dados incluem a totalidade da produção das Usinas Itá e Machadinho, nas quais a Tractebel Energia detém 70,0% e 16,9% de participação, respectivamente.

Vale ressaltar que os efeitos da estiagem mencionada no parágrafo acima na Companhia foram significativamente atenuados em razão da existência de um sistema, chamado MRE, que rateia os riscos hidrológicos entre as Geradoras, ao permitir o intercâmbio de energia entre elas a preços de operação.

Já no período encerrado em 31 de março de 2007, a produção total de energia elétrica da Companhia foi de 4.984 GWh, cerca de 17,3% inferior ao volume produzido no mesmo período do ano anterior. Tal decréscimo foi verificado, principalmente, em virtude dos baixos níveis de água nos reservatórios das usinas hidrelétricas da região Sul do País. Nas usinas hidrelétricas, a produção total de energia ao final do período encerrado em 31 de março de 2007, foi de 4.237 GWh, ou seja, 9,3% inferior que à produção verificada no mesmo período de 2006. Nas usinas termelétricas, que operaram principalmente para abastecimento da região leste do Estado de Santa Catarina, no atendimento ao consumo de carvão determinado pela ANEEL e para exportação de energia elétrica, a produção de energia no período encerrado em 31 de março de 2007 foi de 747 GWh, 45,0% inferior àquela verificada no mesmo período em 2006.

A Companhia atua predominantemente nas regiões Sul, Sudeste e Centro-Oeste do Brasil. Segundo a CCEE, em 2006, o consumo total desse mercado foi de cerca de 36.741 MW médios, correspondendo a mais de 78,0% do consumo total do País no mesmo período. A produção da Companhia, em 2006, representou cerca de 5,0% de toda energia requerida pelo SIN em 2006 e 30,0% do consumo dos Estados da região Sul.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Clientes

Os principais clientes da Tractebel Energia são empresas distribuidoras de energia elétrica, consumidores livres e empresas comercializadoras de energia elétrica, situadas nos Sistemas Elétricos Sul e Sudeste/Centro-Oeste do Brasil, que é composto pelos estados do Paraná, Santa Catarina, Rio Grande do Sul, São Paulo, Rio de Janeiro, Espírito Santo, Minas Gerais, Mato Grosso do Sul, Mato Grosso e Goiás.

Dentre os clientes industriais atendidos pela Companhia, destacam-se empresas que atuam nos setores de papel e celulose, fertilizantes, gases industriais, petroquímico, automobilístico e alimentício, os quais são atendidos por meio de Contratos flexíveis em relação ao volume e tempo de duração.

É estratégia da Companhia aumentar a participação do segmento industrial em sua carteira de contratos. Para tanto, adota uma política ativa de fidelização de clientes que possibilita a adequação da compra de energia ao processo produtivo de cada consumidor. Adicionalmente, um dos serviços prestados no âmbito dessa política é a auditoria energética, cujo objetivo é garantir máxima eficiência na utilização da energia de clientes selecionados. Com isso, a Companhia alcança padrão diferenciado de relacionamento com esses clientes, ao mesmo tempo em que atua na otimização dos volumes de energia disponibilizados para venda.

A participação dos consumidores livres na receita da Companhia, que era praticamente nula em 2000, vem registrando expressivo crescimento, tendo atingido 15% em 2004, 22% em 2005 e 29% em 2006. No decorrer do ano de 2006 a Tractebel Energia adicionou ao seu portfólio de clientes empresas de primeira linha, como Aracruz Celulose, Cargill, John Deere, Kimberly Clark, Malwee Malhas, Michelin, Petroflex, Pirelli, Procter & Gamble, Schincariol, Schulz, Vega do Sul (do grupo Arcelor), Wetzel, Whirlpool, entre outras. Ao final do ano, a Companhia contabilizou mais de 120 unidades industriais de mais de 80 empresas.

Os gráficos abaixo representam a evolução da carteira de clientes da Companhia entre os anos de 2004, 2005 e 2006:


3%
15%
66%
3%
22%
52%
1%
29%
43%
2004
2005
2006
■ Distribuidoras
■ Comercializadoras
□ Clientes Livres
Exportações

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Contratos Iniciais

Os Contratos Iniciais eram contratos de fornecimento de energia elétrica com tarifas e quantidades aprovados pela ANEEL, celebrados entre as Geradoras (inclusive a Companhia) e Distribuidoras atuantes no setor, quando da privatização do setor elétrico, nos termos da Lei do Setor Elétrico. A principal finalidade dos Contratos Iniciais era assegurar que as Distribuidoras tivessem acesso a fornecimento estável de energia elétrica com tarifas que garantissem uma taxa de retorno fixa às Geradoras durante o período de transição, pós-privatização do setor elétrico, objetivando o estabelecimento de um mercado de energia elétrica livre e competitivo.

Tendo sido caracterizados pela transitoriedade, os montantes de energia elétrica contratados por meio dos Contratos Iniciais foram sendo reduzidos a cada ano desde 2003, sendo que, nos termos da Lei do Setor Elétrico, cada Contrato Inicial somente poderia permanecer em vigor até 31 de dezembro de 2005.

O quadro a seguir apresenta a evolução da receita bruta da Companhia proveniente da comercialização de energia por meio de Contratos Iniciais e a respectiva participação no total de receitas bruta da Companhia, nos exercícios sociais encerrados em 31 de dezembro de 2004, 2005 e 2006 e nos períodos encerrados em 31 de março de 2006 e 2007:

Exercícios Sociais Encerrados em 31 de dezembro de						Períodos Encerrados em 31 de março de			
2004		2005		2006		2006		2007	
R$ milhões	%	R$ milhões	%	R$ milhões	%	R$ milhões	%	R$ milhões	%
840	35,60	464	18,01	-	-	-	-	-	-

Distribuidoras e Comercializadoras

No ano de 2003, quando as entregas de energia contratadas pela Companhia, por meio dos Contratos Iniciais começaram a ser reduzidas em 25,0% ao ano de acordo com a Lei do Setor Elétrico, iniciou-se um período no setor elétrico brasileiro denominado "mercado livre". Os contratos de compra e venda de energia, nesse período, passaram a ser livremente negociados entre Geradoras e Distribuidoras, sendo referidos como "Contratos Bilaterais".

Mesmo com a redução de 25,0% dos Contratos Iniciais, o volume de energia vendido pela Companhia em 2006 foi de 32.836 GWh, representando um aumento de 10,1% em relação aos 29.823 GWh vendidos em 2005. A expansão é resultante da contratação de energia livre diretamente com outros agentes do setor elétrico, como Distribuidoras, Comercializadoras e, principalmente, Consumidores Industriais. No período encerrado em 31 de março de 2007, o volume de energia vendido pela Companhia foi de 7.848 GWh, representando um aumento de 0,6% em relação aos 7.800 GWh vendidos no mesmo período de 2006.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

O volume contratado pela Companhia diretamente com as Distribuidoras evoluiu de 6.948 GWh em 2004 para 9.319 GWh em 2005, e, depois para 13.980 GWh em 2006. Além disso, por meio da celebração de Contratos Bilaterais, a Companhia fornece energia para as concessionárias: Companhia Paulista de Força e Luz ("CPFL Paulista"), Companhia Piratininga de Força e Luz S.A. ("CPFL Piratininga"), Rio Grande Energia S.A. ("RGE"), Light e Centrais Elétricas de Santa Catarina ("CELESC"). O volume contratado pela Companhia diretamente com as Distribuidoras evoluiu de 3.497 GWh ao final do primeiro trimestre de 2006 para 3.818 GWh ao final do mesmo período em 2007.

Os quadros a seguir apresentam a evolução da receita bruta da Companhia proveniente da comercialização de energia com Comercializadoras e por meio de Contratos Bilaterais, com Distribuidoras, para exportação e no âmbito da CCEE, nos exercícios sociais encerrados em 31 de dezembro de 2004, 2005 e 2006 e nos períodos encerrados em 31 de março de 2006 e 2007, por categoria de clientes:

Comercializadoras

Exercícios Sociais Encerrados em 31 de dezembro de						Períodos Encerrados em 31 de março de			
2004		2005		2006		2006		2007	
R$ milhões	%	R$ milhões	%	R$ milhões	%	R$ milhões	%	R$ milhões	%
230	9,75	451	17,51	721	23,77	123	17,45	136	17,88

Distribuidoras - Contratos Bilaterais

Exercícios Sociais Encerrados em 31 de dezembro de						Períodos Encerrados em 31 de março de			
2004		2005		2006		2006		2007	
R$ milhões	%	R$ milhões	%	R$ milhões	%	R$ milhões	%	R$ milhões	%
776	32,90	1.075	41,72	1.517	49,97	405	57,50	398	52,45

Exportação

Exercícios Sociais Encerrados em 31 de dezembro de						Períodos Encerrados em 31 de março de			
2004		2005		2006		2006		2007	
R$ milhões	%	R$ milhões	%	R$ milhões	%	R$ milhões	%	R$ milhões	%
130	5,52	73	2,83	45	1,48	14	2,00	7	0,92

Câmara de Comercialização de Energia Elétrica - CCEE

Exercícios Sociais Encerrados em 31 de dezembro de						Períodos Encerrados em 31 de março de			
2004		2005		2006		2006		2007	
R$ milhões	%	R$ milhões	%	R$ milhões	%	R$ milhões	%	R$ milhões	%
10	0,43	34	1,32	9	0,29	6	0,91	3	0,40

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Em dezembro de 2004, a Companhia firmou CCEARs com Distribuidoras em decorrência do leilão de energia promovido pela CCEE no dia 7 de dezembro daquele ano. O volume total de energia elétrica vendido pela Companhia foi de 10 MW.

Consumidores Industriais

A participação dos Consumidores Industriais na receita bruta da Companhia atingiu cerca de 28,4% em 31 de março de 2007, quando foram vendidos cerca de 2.556 GWh a clientes desse segmento.

Em 31 de março de 2007, a Companhia atendia mais de 120 Consumidores Industriais nos Estados de São Paulo, Goiás, Paraná, Rio de Janeiro, Rio Grande do Sul, Bahia, Maranhão, Mato Grosso do Sul, Mato Grosso, Minas Gerais, Santa Catarina e Distrito Federal.

Dentre os Consumidores Industriais atendidos pela Companhia em 31 março de 2007, destacavam-se: Votorantim, Braskem, Fosfértil, White Martins, Volkswagen, International Paper, Inpacel, Kodak e Ipiranga. A Companhia entende que não é dependente de nenhum Consumidor Industrial específico para a manutenção de suas atividades e receitas operacionais.

Para o resto do ano de 2007, a Companhia já tem contratados 1.645 MW médios em Contratos Bilaterais com Distribuidoras, 749 MW médios com Comercializadoras e 1.233 MW médios com Consumidores Industriais, totalizando 3.627 MW médios.

O quadro a seguir apresenta a evolução da receita bruta da Companhia proveniente da comercialização de energia por meio de contratos com Consumidores Industriais nos exercícios sociais encerrados em 31 de dezembro de 2004, 2005 e 2006 e nos períodos encerrados em 31 de março de 2006 e 2007:

Exercícios Sociais Encerrados em 31 de dezembro de						Períodos Encerrados em 31 de março de			
2004		2005		2006		2006		2007	
R$ milhões	%	R$ milhões	%	R$ milhões	%	R$ milhões	%	R$ milhões	%
373	15,80	480	18,61	743	24,49	156	22,14	215	28,35

Relacionamento com Clientes

A base de clientes da Tractebel Energia é composta por concessionárias distribuidoras de energia, comercializadoras e consumidores livres (em sua maioria, indústrias). A Companhia estabeleceu a diversificação de sua base de clientes como parte de sua estratégia de negócios, com enfoque nos consumidores livres. Como resultado, a participação desse segmento no total das vendas físicas saltou de 22,0%, em 2005, para 29,0%, em 2006.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Além de ampliar sua base física de consumidores livres, a Companhia buscou a manutenção de seus clientes para o longo prazo. Um dos principais instrumentos de fidelização de clientes utilizado no ano de 2006 foi a continuidade do "Programa de Relacionamento com o Cliente", que consistiu em ampla gama de iniciativas, tais como visitas às usinas da Companhia, envio periódico de informações sobre o mercado livre (boletins técnicos e *newsletter* eletrônica), disponibilização de espaço exclusivo para o cliente na página da Companhia na internet ("Clientes Online") e os "Encontros Tractebel", que são basicamente eventos com apresentações sobre temas de interesse para os clientes.

O resultado de referidas ações de fidelização, dentre outras, é aferido anualmente mediante realização de "Pesquisa de Satisfação do Cliente", aplicada por consultores independentes. No ano de 2006, houve crescimento do índice de satisfação (i.e., percentual de clientes muito satisfeitos), que atingiu 66,5%, contra 62,9% em 2005. Também em 2006, 95,6% dos clientes se declararam satisfeitos ou muito satisfeitos.

Contratos de Compra e Venda de Energia Elétrica

A tabela abaixo ilustra a disponibilidade de energia e o volume contratado pela Companhia, de 2007 a 2012:

	2007	2008	2009	2010	2011	2012
			(em MW médios)			
Recursos Próprios	3.189	3.008	3.291	3.291	3.435	3.435
+ Compras para Revenda	502	417	409	556	217	130
Recursos Totais (A)	**3.691**	**3.425**	**3.700**	**3.847**	**3.652**	**3.565**
Venda Leilões do Governo	10	160	1.034	1.234	1.382	1.382
+ Vendas Bilaterais	3.641	3.111	2.359	2.132	1.186	1.066
Vendas Totais (B)	**3.651**	**3.271**	**3.393**	**3.366**	**2.568**	**2.448**
Saldo (A-B)	**40**	**154**	**307**	**481**	**1.084**	**1.117**
Preço Médio de Venda (R$/MWh)	101,0	105,6	-	-	-	-
Preço Médio de Compra (R$/MWh)	74,3	88,7	-	-	-	-

Nota: Inclui "Recursos Próprios" relativos à São Salvador, no montante de 144MW, e a venda de Botox, no montante de 148W médios, ambos a partir de 2011. Inclui valores referentes à CIEN, pois a considera restabelecida a partir de 2009 em "Recursos Próprios" (a negociação do Termo de Entendimento entre Brasil e Argentina se encontra em andamento).

O preço de venda da energia elétrica dos Contratos Bilaterais firmados pela Companhia é livremente negociado com os respectivos compradores e são reajustados pelo IGP-M. Os Contratos Bilaterais dispõem de mecanismo que visa inibir a rescisão pelos respectivos compradores ao estabelecer multa rescisória que leva em consideração o valor remanescente do contrato.

DISTRIBUIÇÃO

A distribuição da energia elétrica produzida pela Tractebel Energia para atendimento de seus clientes é de responsabilidade das empresas de transmissão e distribuição do Sistema Elétrico Nacional, dentro das normas de funcionamento do setor.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

MERCADOS

A Tractebel Energia atua como produtora independente de energia elétrica, realizando suprimentos nos Estados que formam o sistema geo-elétrico do Sul e Sudeste/Centro-Oeste do Brasil. Adotando uma política agressiva de comercialização, a Tractebel Energia vem diversificando cada vez mais seu mercado, atuando no fornecimento de energia elétrica para clientes industriais, distribuidoras e comercializadoras de energia, além de fornecer "backup" a outros produtores independentes de energia elétrica .

Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL. No mês de março de 2005, a ANEEL realizou fiscalização para verificar as condições de garantia de entrega física da UTE Uruguaiana e das Interconexões de Garabi (CIEN), onde foi constatada a indisponibilidade de efetiva geração e transporte de energia elétrica pelos agentes fiscalizados, nos montantes contratados. Em decorrência deste fato, o Ministério de Minas e Energia expediu a Portaria nº 153, de 30.03.2005, definindo novos valores de garantia física dos respectivos empreendimentos de geração e interconexões.

Em 01.04.2005 foi publicada a Resolução Normativa ANEEL nº 155/05 estabelecendo os critérios a serem utilizados pelo Operador Nacional do Sistema Elétrico – ONS e pela Câmara de Comercialização de Energia Elétrica – CCEE na determinação dos limites de disponibilidade de geração e de garantia física de energia para a UTE Uruguaiana e para as Interconexões de Garabi. Com base nos referidos atos normativos foi reduzido o valor da garantia física originalmente atribuído à CIEN para o atendimento do contrato, de 300 MW para, aproximadamente, 72 MW. Em razão do modo como o contrato está registrado na CCEE, esta redução deixaria a Companhia sujeita às penalidades previstas na legislação setorial, por insuficiência de lastro físico, além da exposição ao mercado de curto prazo da CCEE, o que a levou a firmar contrato para compra da energia elétrica correspondente de outro agente. Por força do ocorrido, a Companhia entende que ficou caracterizado inadimplemento contratual por parte da CIEN, e que multas e ressarcimentos previstos no contrato tornaram-se devidos à Companhia. Assim, baseada em dispositivos contratuais que determinam que os valores constantes das faturas emitidas pela CIEN já devem ser líquidos de todos os montantes por elas devidos à Companhia a título de multas e ressarcimentos (o que não vem sendo feito pela CIEN com relação a nenhuma das faturas por ela emitidas sob o contrato desde a redução de sua garantia física), a Companhia não vem efetuando o pagamento das referidas faturas, desde março de 2005, por serem tais faturas consideradas inábeis.

A ANEEL, através da Resolução Normativa nº 224, de 20 de junho de 2006 reduziu a zero os valores de garantia física de energia elétrica oriunda de importação da CIEN, em decorrência da impossibilidade de fornecimento de energia elétrica. Esta redução será mantida até que a CIEN comprove a existência de disponibilidade de energia. A Companhia tem o prazo até 30 de junho de 2007, ou até que seja publicado novo entendimento, para efetuar a recomposição do referido lastro.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

O consumo de energia no Brasil e o PIB

O consumo de energia elétrica no País cresceu 3,8% em 2006, totalizando 347.371 GWh. O crescimento por segmento consumidor foi o seguinte: residencial (3,9%), comercial (4,5%), industrial (3,6%), rural (2,9%) e setor público (4,1%). O consumo industrial representou 45% do mercado nacional, enquanto o mercado residencial respondeu por 25%.

A economia brasileira tem se mantido estável e consistente, em decorrência da continuidade da política econômica adotada pelo governo brasileiro. A inflação esteve sob controle, mantendo-se no patamar de 3,8%, segundo o IGP-M, e 3,1% de acordo com o IPCA.

O superávit comercial foi de US$ 46,1 bilhões, graças ao bom desempenho das exportações, que fecharam o ano superando US$ 137,5 bilhões, o que representa um incremento de 17% em relação a 2005. As importações também registraram alta de 25% em comparação ao ano anterior. Já o superávit primário totalizou 4,3% do Produto Interno Bruto (PIB), valor próximo à meta estabelecida para o ano, de 4,2%

O crescimento da economia em 2006 ficou aquém do esperado pelo mercado, com o PIB crescendo 2,9%, segundo o Instituto Brasileiro de Geografia e Estatística (IBGE). Parte significativa do crescimento deve ser creditado ao consumo interno, cuja expansão foi de 3,7%, impulsionado pelo aumento da renda familiar e do crédito.

O gráfico a seguir, apresenta a trajetória de crescimento anual do consumo de energia elétrica e do PIB nos últimos anos:


Evolução do Consumo de Energia Elétrica e do PIB
8
6
4
2
0
-2
-4
-6
-8
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
5,85
5,7
6,2
4,6
5,2
2,6
4,22
4,4
2,66
3,27
4,1
1,6
0,13
0,79
4,36
1,42
2,5
1,52
3,7
-0,2
4,5
4,8
3,8
2,9
-7,7
PIB
ENERGIA

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

Concorrência

O setor elétrico brasileiro é caracterizado pela atuação das companhias estatais, principalmente no que se refere à geração de energia elétrica, segmento de atuação da Companhia. A Capacidade Instalada do País é de aproximadamente 90.000 MW, dos quais 34,8% correspondem à participação da Eletrobrás e 28%, à participação da iniciativa privada (no qual a Companhia está inserida).

A Companhia possui Capacidade Instalada de 5.881 MW, o que corresponde a uma participação de 6,6% no mercado brasileiro de energia elétrica. Além da Eletrobrás, os principais concorrentes da Companhia são: COPEL, CESP, CEMIG, AES Tiete e Duke Paranapanema. O Sistema Interligado Nacional (SIN) conta, ainda, com a energia proveniente da usina de Itaipu, que representa 7,13% da Capacidade Instalada do País (referente à parte pertencente ao Brasil).

O gráfico abaixo, elaborado pela ANEEL, apresenta as participações das principais Geradoras do setor elétrico brasileiro na Capacidade Instalada do País:


Capacidade Instalada (em MW)
12.000
10.000
8.000
6.000
4.000
2.000
-
10.615
9.656
8.421
7.455
7.000
6.782
6.515
4.545
2.651
2.299
CHESF
FURNAS
ELETRONORTE
CESP
ITAIPU
CEMIG
TRACTEBEL
COPEL
AES TIETÊ
Duke Energy

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

Posicionamento no mercado competitivo

A Tractebel Energia vem sustentando nos últimos anos a sua posição de principal geradora privada do país. A capacidade instalada em operação da Companhia e de suas controladas, incluindo a propriedade indireta das UHEs Itá e Cana Brava, atualmente é de 5.881 MW.

Capacidade Instalada	Setembro 1998	Atual
Hidrelétricas	2.724	4.668
Termelétricas	995	1.213
Total	**3.719**	**5.881**

A geração da Tractebel Energia tem origem predominantemente hidráulica (79,4%), sendo complementada por geração térmica (20,6%). Esse composto é compatível com o nível de risco desejado pela Companhia e permite a formação de preços altamente competitivos. A localização das usinas (Sul e Centro-Oeste) atua no sentido de reduzir significativamente os riscos de submercado.

Os principais clientes da Tractebel Energia são empresas distribuidoras de energia elétrica, consumidores livres e empresas comercializadoras de energia elétrica, situadas nos Sistemas Elétricos Sul e Sudeste/Centro-Oeste do Brasil, que é composto pelos estados do Paraná, Santa Catarina, Rio Grande do Sul, São Paulo, Rio de Janeiro, Espírito Santo, Minas Gerais, Mato Grosso do Sul, Mato Grosso e Goiás.

Dentre os clientes industriais atendidos pela Companhia, destacam-se empresas que atuam nos setores de papel e celulose, fertilizantes, gases industriais, petroquímico, automobilístico e alimentício, os quais são atendidos por meio de Contratos flexíveis em relação ao volume e tempo de duração.

É estratégia da Companhia aumentar a participação do segmento industrial em sua carteira de contratos. Para tanto, adota uma política ativa de fidelização de clientes que possibilita a adequação da compra de energia ao processo produtivo de cada consumidor. Adicionalmente, um dos serviços prestados no âmbito dessa política é a auditoria energética, cujo objetivo é garantir máxima eficiência na utilização da energia de clientes selecionados. Com isso, a Companhia alcança padrão diferenciado de relacionamento com esses clientes, ao mesmo tempo em que atua na otimização dos volumes de energia disponibilizados para venda.

A participação dos consumidores livres na receita da Companhia, que era praticamente nula em 2000, vem registrando expressivo crescimento, tendo atingido 15% em 2004, 22% em 2005 e 29% em 2006. No decorrer do ano de 2006 a Tractebel Energia adicionou ao seu portfólio de clientes empresas de primeira linha, como Aracruz Celulose, Cargill, John Deere, Kimberly Clark, Malwee Malhas, Michelin, Petroflex, Pirelli, Procter & Gamble, Schincariol, Schulz, Vega do Sul (do grupo Arcelor), Wetzel, Whirlpool, entre outras. Ao final do ano, a Companhia contabilizou mais de 120 unidades industriais de mais de 80 empresas.

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

Participação na receita por tipo de cliente


3%
15%
16%
66%
3%
22%
23%
52%
1%
29%
27%
43%
Exportações
Consumidores Livres
Comercializadoras
Distribuidoras
2004
2005
2006

O posicionamento competitivo da Companhia se expressa também através da sua presença em novas áreas de negócio, como a co-geração e os serviços de consultoria diversos, aproveitando as vantagens que desfruta por ser operadora de plantas com diferentes portes, características e combustíveis. A experiência da Tractebel Energia na geração de energia se integra do mesmo modo com o desenvolvimento de projetos industriais que façam uso ou produzam utilidades ao longo de seus processos. A par disso, a filosofia comercial da Companhia consolida-se em torno do atendimento das necessidades dos clientes, buscando sempre a formação de relacionamentos comerciais duradouros e construtivos. A companhia beneficia-se igualmente das sinergias geradas entre as demais empresas do Grupo Suez.

Tanto o processo de expansão quanto a inserção em novos mercados estratégicos estão amparados na sólida estrutura organizacional e financeira do Grupo Suez, e na larga experiência internacional de seus administradores.

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE	3 - ENDEREÇO
01	USINA HIDRELÉTRICA PASSO FUNDO - 226 MW	USINA HIDRELÉTRICA PASSO FUNDO
02	USINA HIDREL. SALTO OSÓRIO - 1.078 MW	RODOVIA PR 475, KM 33
03	USINA HIDREL. SALTO SANTIAGO - 1.420 MW	RODOVIA BR 158, KM 42
04	UHE ITÁ - 1.450 MW (PARTIC.EM CONSÓRCIO)	VOLTA DA UVA S/Nº
05	UHE MACHADINHO-1.140 MW (PART.CONSÓRCIO)	RUA PARANÁ, 148 - BAIRRO BALNEÁRIO
06	USINA TERMELÉTRICA CHARQUEADAS - 72 MW	RUA GEÓLOGO WHITE, S/Nº - CENTRO

1 - ITEM	4 - MUNICÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	14 - OBSERVAÇÃO
01	ENTRE RIOS DO SUL	RS	148.571,600	13,199	33	SIM	NÃO	NÃO			
02	QUEDAS DO IGUAÇU	PR	44.427,286	13,251	31	SIM	NÃO	NÃO			
03	SAUDADE DO IGUAÇU	PR	195.714,893	11,412	26	SIM	NÃO	NÃO			
04	ARATIBA	RS	159.097,222	12,422	6	SIM	NÃO	NÃO			
05	PIRATUBA	SC	129.268,648	16,153	4	SIM	NÃO	NÃO			
06	CHARQUEADAS	RS	124,334	7,308	44	SIM	NÃO	NÃO			

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM / 4 - MUNICÍPIO	2 - TIPO DE PROPRIEDADE / 5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	3 - ENDEREÇO / 9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO	14 - OBSERVAÇÃO
07	USINA TERMELÉTRICA ALEGRETE - 66 MW				RUA JOÃO GALANT, S/Nº - IBIRAPUITÃ					
ALEGRETE	RS	204,274	8,624	38	SIM	NÃO	NÃO			
08	COMPLEXO TERMEL.JORGE LACERDA - 857 MW				AV. PAULO SANTOS MELLO, S/Nº - CENTRO					
CAPIVARI DE BAIXO	SC	2.561,322	51,468	41	SIM	NÃO	NÃO			
09	USINA TERMEL. WILLIAM ARJONA - 120 MW				RODOVIA BR 060 - ESTRADA VICINAL					
CAMPO GRANDE	MS	30,334	0,490	7	SIM	NÃO	NÃO			
10	EDIFÍCIO SEDE				RUA ANTÔNIO DIB MUSSI, Nº 366 - CENTRO					
FLORIANÓPOLIS	SC	5,830	5,604	23	SIM	NÃO	SIM	11/09/2002	30/11/2007	
11	SALAS COMERCIAIS				R.ADOLFO MELO Nº 38 - 10º ANDAR - CENTRO					
FLORIANÓPOLIS	SC	0,110	0,110	16	SIM	NÃO	NÃO			
12	USINA HIDRELÉTRICA CANA BRAVA				UHE CANA BRAVA					
CAVALCANTE	GO	140.000,000	8,500	4	SIM	NÃO	NÃO			

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

13.01 - PROPRIEDADES RELEVANTES

1 - ITEM / 4 - MUNICÍPIO	2 - TIPO DE PROPRIEDADE / 5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	3 - ENDEREÇO / 9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO
14 - OBSERVAÇÃO									
13	USINA DE COGERAÇÃO LAGES				RUA VIVANDERIO SANTOS VALE S/Nº - CAROBÁ				
LAGES	SC	59,908	11,716	3	SIM	NÃO	NÃO		

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

FATORES DE RISCO

Riscos Relacionados a Fatores Macroeconômicos

O Governo Federal e outras entidades da administração pública têm exercido influência significativa sobre a economia brasileira. Condições políticas e econômicas no Brasil podem influenciar adversamente as atividades da Companhia.

O Governo Federal intervém freqüentemente na economia brasileira e ocasionalmente implementa mudanças significativas na política e regulamentação econômica. As ações do Governo Federal para controlar a inflação e dar efeito a outras políticas incluem controle sobre preços e salários, desvalorizações da moeda, controles sobre o fluxo de capital e limites nas importações, entre outras medidas. Os negócios, condições financeiras e os resultados das operações da Companhia poderão ser adversamente afetados por mudanças de políticas públicas, sejam elas implementadas em âmbito federal, estadual ou municipal, referentes às tarifas públicas e controles sobre o câmbio, bem como por outros fatores, tais como:

- variação cambial;
- inflação;
- taxas de juros;
- liquidez do mercado doméstico financeiro e de capitais;
- política fiscal; e
- outros desenvolvimentos políticos, sociais e econômicos no Brasil ou que afetem o Brasil.

A futura evolução da economia brasileira, assim como das políticas do Governo Federal poderá afetar adversamente os negócios da Companhia e os seus resultados.

A inflação e certas medidas governamentais para combatê-la podem contribuir para a incerteza econômica no Brasil e prejudicar os negócios da Companhia.

O Brasil apresenta um histórico de altas taxas de inflação, com média de 10,1% ao ano no período compreendido entre 2000 e 2006. Medidas para conter a inflação, combinadas com a especulação sobre possíveis medidas governamentais futuras, podem contribuir para incertezas na economia brasileira e para aumentar a volatilidade no mercado de capitais brasileiro. Ações futuras do Governo Federal, incluindo definição das taxas de juros ou intervenções no mercado de câmbio para ajustar ou recuperar o valor do Real, poderão ter efeitos relevantes e adversos na economia brasileira e/ou nos negócios da Companhia. Caso o Brasil apresente altas taxas de inflação no futuro, talvez a Companhia não seja capaz de reajustar as tarifas dos seus contratos de compra e venda de energia elétrica para compensar os efeitos da inflação em sua estrutura de custos operacionais e/ou financeiras. Pressões inflacionárias também podem afetar a capacidade da Companhia de se antecipar a políticas governamentais de combate à inflação que possam causar danos aos seus negócios.

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

Oscilações do valor do Real frente ao valor do dólar dos Estados Unidos da América e de outras moedas podem afetar negativamente a capacidade de pagamento da Companhia.

A despeito da valorização do Real frente ao dólar dos Estados Unidos da América verificada no período compreendido entre 31 de dezembro de 2002 e 31 de março de 2007, correspondente a 42,0%, o sistema de câmbio flutuante adotado no País não garante a manutenção do valor da moeda brasileira. Eventual desvalorização acentuada do Real em relação ao dólar dos Estados Unidos da América, conforme já verificado no passado, poderá gerar inflação e medidas governamentais para combater eventuais surtos inflacionários, entre as quais a elevação na taxa básica de juros. Tais medidas podem gerar efeitos relevantes e adversos na economia brasileira e/ou nos negócios da Companhia.

A deterioração das condições políticas, econômicas e de mercado em outros países, principalmente nas economias emergentes, pode afetar negativamente a economia brasileira e os negócios da Companhia.

A economia brasileira e as companhias brasileiras têm sido, em diferentes intensidades, impactadas pelas condições políticas, econômicas e de mercado de outros países, principalmente das economias emergentes, bem como pelas reações dos investidores com relação a essas condições. A oferta de crédito a empresas brasileiras é influenciada pelas condições econômicas e de mercado no Brasil e, em graus variáveis, pelas condições de mercado de outros países, principalmente das economias emergentes, mais especificamente das situadas na América Latina.

Acontecimentos ou condições de outros países, principalmente das economias emergentes, já afetaram significativamente a disponibilidade de crédito na economia brasileira e resultaram em consideráveis saídas de recursos e queda no volume de investimentos estrangeiros no Brasil.

Não há como garantir que futuros acontecimentos em outros países, principalmente nas economias emergentes, bem como as medidas a serem adotadas pelos governos desses países, não afetarão a oferta de crédito no mercado local e internacional de modo adverso causando efeitos negativos na economia brasileira e nos resultados da Companhia.

Considerando que a Companhia atua em setor que exige investimentos significativos, caso o seu acesso ao mercado de capitais e de crédito seja limitado, a Companhia poderá enfrentar dificuldades para cumprir seu plano de investimentos e manter sua parcela de mercado, afetando de forma negativa seus resultados e sua condição financeira.

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Efeitos das flutuações das taxas de juros.

O Banco Central do Brasil ("Banco Central") estabelece as taxas básicas de juros para o sistema bancário brasileiro. Durante os últimos anos, a taxa de juros básica tem oscilado consideravelmente, chegando a, aproximadamente, 45,0% em março de 1999 e caindo para 15,25% em 17 de janeiro de 2001. Posteriormente, a taxa de juros básica atingiu 26,50% em fevereiro de 2003 e recuou novamente para 16,50% em dezembro do mesmo ano. Nos anos seguintes a taxa básica de juros esteve novamente em alta equivalente a 19,75% entre maio e agosto de 2005, quando o Banco Central passou a tomar medidas que possibilitaram que a taxa de juros básica chegasse aos atuais 12,75% ao ano.

Novos movimentos de elevação das taxas de juros poderão ter impacto negativo no resultado da Companhia, na medida em que podem inibir o crescimento econômico e, conseqüentemente, a demanda por energia, e também porque suas atividades exigem intensos investimentos de capital. Tais investimentos são, em sua maioria, financiados com recursos de terceiros e remunerados com taxas de juros pós-fixadas. Diante desse cenário hipotético, não há garantia de que serão concedidos financiamentos à Companhia e nem de que os custos de eventual financiamento serão satisfatórios, de forma que os resultados e a condição financeira da Companhia poderão ser afetados negativamente.

Alterações na legislação tributária do Brasil poderão afetar adversamente os resultados operacionais da Companhia.

O Governo Federal regularmente implementa alterações no regime fiscal, que afetam os participantes do mercado de energia, a Companhia, as Distribuidoras e os Consumidores Industriais. Essas alterações incluem mudanças nas alíquotas e, ocasionalmente, a cobrança de tributos temporários, cuja arrecadação é associada a determinados propósitos governamentais específicos. Algumas dessas medidas poderão resultar em aumento da carga tributária da Companhia, que poderá, por sua vez, influenciar sua lucratividade e afetar adversamente os preços de sua energia vendida e seu resultado financeiro. Não há garantias de que a Companhia será capaz de manter seus preços, o fluxo de caixa projetado ou a sua lucratividade se ocorrerem alterações significativas nos tributos aplicáveis às suas operações e ao mercado de energia elétrica.

Riscos Relacionados ao Setor Elétrico Brasileiro

Eventuais alterações na regulamentação do setor elétrico podem afetar de maneira adversa as empresas do setor de energia elétrica, inclusive os negócios e os resultados da Companhia.

A atividade da Companhia é regulamentada e supervisionada pela ANEEL e pelo Ministério de Minas e Energia ("MME"). A ANEEL, o MME e outros órgãos fiscalizadores têm, historicamente, exercido um grau substancial de influência sobre os negócios da Companhia, incluindo a influência sobre as modalidades e os termos e condições dos contratos de venda de energia que esta está autorizada a celebrar, bem como sobre os níveis de produção de energia. Nos últimos anos, o Governo Federal implantou novas políticas para o setor de energia. Por exemplo, em 15 de março de 2004, foi aprovada a Lei do Novo Modelo do Setor Elétrico, que alterou substancialmente as diretrizes até então vigentes e as regras aplicáveis à venda de energia elétrica no Brasil.

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Tal legislação permanece sujeita à regulamentação por parte do MME e da ANEEL, por meio de decretos, resoluções e outros atos normativos, inclusive no que tange aos preços e condições da energia nova, condições e regras dos leilões de energia e sua constitucionalidade está atualmente sendo questionada perante o Supremo Tribunal Federal.

No caso da totalidade ou de uma parte relevante da Lei do Novo Modelo do Setor Elétrico ser considerada inconstitucional pelo Supremo Tribunal Federal, o marco regulatório introduzido pela referida Lei poderá não mais vigorar, gerando incerteza em relação à forma e ao momento em que o Governo Federal será capaz de introduzir mudanças no setor elétrico.

O efeito integral das reformas introduzidas pela Lei do Novo Modelo do Setor Elétrico e sua continuidade, o resultado final da ação perante o STF e reformas futuras na regulamentação do setor elétrico são difíceis de se prever, sendo que as mesmas poderão ter um impacto negativo sobre os negócios da Companhia e seus resultados operacionais.

Adicionalmente, em 18 de novembro de 2004, o MME editou a Portaria n.º 303, na qual a metodologia de cálculo da Garantia Física das usinas termelétricas foi alterada, sendo que a nova Garantia Física deverá ser observada a partir de 2008. As usinas termelétricas da Companhia contavam com Garantia Física de 984,8 MW médio em 31 de março de 2007, e, a partir de 2008 contarão com 852,8 MW médio, seguindo a aplicação da nova metodologia proposta pela Portaria acima referida. A Companhia não pode assegurar que novas medidas como esta não sejam tomadas no futuro, e, desta forma, está sujeita a possíveis reduções em sua Garantia Física, o que pode afetar de forma negativa seus resultados operacionais.

As principais atividades comerciais, a implementação da estratégia de crescimento e a condução das atividades da Companhia podem ser afetadas de forma adversa por ações governamentais, dentre as quais:

- alteração na legislação aplicável aos negócios da Companhia;
- descontinuidade e/ou mudanças nos programas de concessão federal e estaduais;
- imposição de critérios mais rigorosos para a qualificação em licitações futuras; e
- atraso na implementação de reajustes anuais de tarifas.

A Companhia não pode assegurar as ações que serão tomadas pelo Governo Federal no futuro e em que medida tais ações poderão afetar os resultados operacionais da Companhia. Caso a Companhia seja obrigada a proceder de maneira substancialmente diferente daquela estabelecida em seu plano de negócio, os resultados financeiros e operacionais da Companhia poderão ser adversamente afetados.

O crescimento da Companhia por meio de licitações pode ser adversamente afetado por

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futuras ações governamentais ou políticas relacionadas a concessões de usinas de geração de energia no Brasil.

Em seus editais, o Poder Concedente impõe certos requisitos a todos os participantes de licitações para novas concessões, incluindo indicadores da estabilidade financeira do participante e/ou de seus acionistas. A Companhia não pode assegurar que será capaz de satisfazer todos os requisitos necessários para adquirir novas concessões ou participar de novos processos licitatórios. As concessões de uso de bem público, como é o caso das hidrelétricas, podem estar sujeitas a níveis variados de sensibilidade política. As regras para a licitação de concessões de usinas de geração estão sujeitas à alteração, tanto no âmbito federal quanto estadual. A Companhia não pode assegurar que os processos licitatórios relativos a novas usinas de geração de energia irão de fato ocorrer. Caso referidos processos licitatórios não venham a ocorrer, venham a ser insignificantes ou venham a ser em termos que não sejam economicamente viáveis ou atrativos para a Companhia e o acionista controlador, a expansão e diversificação do atual Parque Gerador poderão ser comprometidos de maneira adversa.

Novas regras para a venda de energia elétrica e condições de mercado poderão, no futuro, afetar os preços de venda de energia elétrica praticados pela Companhia.

A Companhia vendeu 541 MW médios de energia nos leilões de energia existente do Ambiente de Contratação Regulada. A partir de 2011, com o início da descontratação dos volumes atuais, a Companhia poderá aumentar o volume de venda de energia no Ambiente de Contratação Regulada. A legislação em vigor permite que as Distribuidoras que venham a contratar com a Companhia nos leilões de energia existente do Ambiente de Contratação Regulada reduzam suas quantidades contratadas até o limite de 4,0%, sem qualquer ônus, expondo a Companhia ao risco de não contratar o respectivo volume reduzido nas mesmas condições com outro cliente ou a preços adequados. Ademais, é possível que haja redução da energia contratada com a Companhia devido à saída de potenciais consumidores livres das distribuidoras. Se a Companhia não puder contratar a capacidade excedente com preços adequados poderá ter um efeito material adverso na condução dos seus negócios, e sua receita e seus resultados operacionais poderão ser afetados negativamente no futuro, bem como o valor de mercado dos valores mobiliários emitidos pela Companhia.

O impacto de uma potencial falta de eletricidade e o conseqüente racionamento de energia elétrica poderá ter um efeito adverso sobre os negócios e resultados operacionais da Companhia.

A energia hidrelétrica é a maior fonte de eletricidade no Brasil, tendo representado aproximadamente 75,0% da capacidade disponível no Sistema Interligado Nacional ("SIN") em 2006. Atualmente, a geração hidrelétrica representa aproximadamente 82,61% da Capacidade Instalada total das usinas da Companhia, o que equivale a 5.764 MW.

O setor elétrico é vulnerável a fatores naturais, como enchentes e escassez de chuvas, que afetam a

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capacidade geradora de energia, e às restrições do sistema interligado de transmissão de energia no País, que impedem o maior aproveitamento do potencial de geração de energia brasileiro.

A baixa média pluviométrica nos anos imediatamente anteriores a 2001, aliada à falta de expansão da Capacidade Instalada do SIN (em particular devido a entraves legais e regulatórios verificados no programa de expansão da capacidade termelétrica), não compatíveis com os aumentos na demanda que se verificavam, resultaram na redução acentuada dos níveis dos reservatórios nas regiões Sudeste, Centro-Oeste e Nordeste do País. Diante dessa condição adversa, em 15 de maio de 2001, o Governo Federal implantou um programa de redução do consumo de energia, que ficou conhecido como Programa de Racionamento. O Programa de Racionamento estabeleceu índices de redução de consumo de energia para Consumidores Livres, comerciais e residenciais, que variavam de 15,0% a 25,0%, e durou de junho de 2001 a fevereiro de 2002. Se o Brasil passar por mais um período de potencial ou efetiva escassez de energia elétrica, o Governo Federal poderá implementar políticas e medidas que poderão ter efeito substancial e adverso na condução dos negócios, nos resultados operacionais e na condição financeira da Companhia, bem como no valor de mercado dos valores mobiliários emitidos pela Companhia.

Alterações nas leis e regulamentos ambientais podem afetar de maneira adversa os negócios das empresas do setor de energia elétrica, inclusive a Companhia.

As empresas do setor elétrico, em particular as Geradoras, estão sujeitas a uma rigorosa legislação ambiental nas esferas federal, estadual e municipal no tocante, dentre outros, às emissões atmosféricas e às intervenções em áreas especialmente protegidas. Tais empresas necessitam de licenças e autorizações de agências governamentais para a condução de suas atividades. Na hipótese de violação ou não cumprimento de tais leis, regulamentos, licenças e autorizações, as empresas podem sofrer sanções administrativas, tais como multas, interdição de atividades, cancelamento de licenças e revogação de autorizações, ou estarem sujeitas a sanções criminais (inclusive seus administradores). O Ministério Público poderá instaurar inquérito civil e/ou desde logo promover ação civil pública visando o ressarcimento de eventuais danos ao meio ambiente e terceiros. As agências governamentais ou outras autoridades podem também editar novas regras mais rigorosas ou buscar interpretações mais restritivas das leis e regulamentos existentes, que podem obrigar as empresas do setor de energia elétrica, incluindo a Companhia, a gastar recursos adicionais na adequação ambiental, inclusive obtenção de licenças ambientais para instalações e equipamentos que não necessitavam anteriormente dessas licenças ambientais. As agências governamentais ou outras autoridades podem, ainda, atrasar de maneira significativa a emissão das licenças e autorizações necessárias para o desenvolvimento dos negócios de empresas do setor elétrico, inclusive da Companhia, causando atrasos em cronogramas de implantação de projetos e gerando, conseqüentemente, efeitos adversos nos negócios e resultados da Companhia. Qualquer ação neste sentido por parte das agências governamentais poderá afetar de maneira negativa os negócios do setor de energia elétrica e ter um efeito adverso para os negócios e resultados da Companhia.

A ocorrência de danos ambientais envolvendo as atividades da Companhia pode sujeitá-la ao

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pagamento de substanciais custos de recuperação ambiental e indenizações, que podem afetar negativamente os negócios da Companhia e o valor de mercado dos valores mobiliários emitidos pela Companhia.

As atividades do setor de energia podem causar significativos impactos negativos e danos ao meio ambiente. A legislação federal impõe àquele que direta ou indiretamente causar degradação ambiental o dever de reparar ou indenizar os danos causados ao meio ambiente e a terceiros afetados, independentemente da existência de culpa. A legislação federal também prevê a desconsideração da personalidade jurídica da empresa poluidora, bem como responsabilidade pessoal dos administradores, para viabilizar o ressarcimento de prejuízos causados à qualidade do meio ambiente. Como conseqüência, os sócios e administradores da empresa poderão ser obrigados a arcar com o custo da reparação ambiental. O pagamento de substanciais custos de recuperação do meio ambiente e indenizações ambientais podem obrigar a Companhia a retardar ou redirecionar investimentos em outras áreas e ter um efeito adverso para a Companhia.

Movimentos sociais contrários à expansão do parque gerador através da construção de grandes empreendimentos hidrelétricos podem sujeitar empresas do setor elétrico, inclusive a Companhia, a interrupções na implantação e/ou operação de suas usinas.

Movimentos sociais organizados, contrários à expansão do parque gerador brasileiro através de grandes empreendimentos hidrelétricos, podem interromper ou causar atrasos significativos no curso da implementação e/ou operação de projetos hidrelétricos, através de reivindicações de reassentamento coletivo e/ou individual, concessão de benefícios, compensações ou indenizações, dentre outros, além dos planejados e esperados por empresas do setor elétrico, inclusive a Companhia. Qualquer ação neste sentido por parte de tais movimentos sociais poderá afetar de maneira negativa os negócios do setor de energia elétrica e ter um efeito adverso para os negócios e resultados da Companhia.

Crescimento da concorrência no segmento de Consumidores Livres em decorrência do término dos Contratos Iniciais.

Durante o período de transição previsto pela Lei do Setor Elétrico (entre os anos de 1998 e 2005), toda a energia existente no mercado foi contratada por meio de Contratos Iniciais que, com preços e quantidades de energia e de demanda de potência determinados pela ANEEL, substituiu o sistema anterior de contratos de suprimento. Os Contratos Iniciais foram homologados pela ANEEL, em agosto de 1998, para as empresas localizadas na região Sul, e em dezembro de 1998, para as empresas localizadas nas regiões Norte/Nordeste e Sudeste/Centro-Oeste do Brasil. Foram estabelecidas quantidades de energia e de demanda de potência para o período de 1999 a 2002. Durante o período de 2003 a 2005, as quantidades de energia e de demanda de potência dos Contratos Iniciais foram reduzidas a uma taxa anual de 25,0% do seu volume inicial, sendo que tais contratos terminaram em 31 de dezembro de 2005. De acordo com a nova regulamentação do setor elétrico, a energia liberada dos Contratos Iniciais pode ser vendida a Consumidores Livres.

Com o término dos Contratos Iniciais, a Companhia e outras Geradoras e Comercializadoras

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passaram a concorrer diretamente entre si no segmento de fornecimento de energia elétrica a Consumidores Livres. Essa concorrência poderá dificultar o crescimento e/ou a renovação de contratos existentes da Companhia no mercado de venda de energia para Consumidores Livres e, conseqüentemente, suas receitas, resultados operacionais e capacidade de pagamento poderão ser adversamente afetados. Em 31 de março de 2007, 28,4% da receita total da Companhia é oriundo da comercialização de energia com Consumidores Livres.

Riscos Relacionados à Companhia

As concessões e autorizações da Companhia, que a autorizam a gerar energia elétrica a partir dos aproveitamentos hidrelétricos e de suas usinas termelétricas, estão sujeitas a extinção em alguns casos.

Nos termos dos Contratos de Concessão, firmados entre a Companhia e o Poder Concedente (através da ANEEL), foram outorgadas à Companhia diversas concessões referentes aos aproveitamentos hidrelétricos a partir dos quais a Companhia produz a maior parte da energia elétrica por ela comercializada.

Tais concessões poderão ser prorrogadas por um período adicional correspondente ao respectivo prazo de concessão se a Companhia, tendo cumprido todas as suas obrigações nos termos dos Contratos de Concessão, solicitar tal prorrogação até 36 meses antes da data de seu vencimento. A prorrogação da concessão ocorrerá a critério do Poder Concedente, ainda que a Companhia tenha cumprido com todas as suas obrigações nos termos dos Contratos de Concessão e solicitado a prorrogação dentro do prazo. Assim, não há garantia de que as concessões hoje outorgadas à Companhia serão prorrogadas pelo Poder Concedente. Além disso, a prorrogação de uma concessão provavelmente terá como contrapartida o pagamento, pela Companhia, de valores a título de uso de bem público para produção e comercialização de energia elétrica. Os Contratos de Concessão dispõem que cada Concessão poderá ser extinta antes do seu vencimento (i) em caso de encampação pelo Poder Concedente por motivo de interesse público, (ii) em caso de caducidade da Concessão (nos termos dos Contratos de Concessão) ou (iii) no caso de descumprimento pela Companhia de suas obrigações previstas nos Contratos de Concessão e na legislação e regulamentação aplicáveis, caso em que será declarada a extinção da concessão. A Companhia também pode requerer a extinção das Concessões em caso de descumprimento pelo Poder Concedente de suas obrigações, mas para tanto é necessária uma ação judicial específica.

A indenização a que a Companhia tem direito no caso de extinção da concessão pode não ser suficiente para recuperar o valor integral de certos ativos. Além disso, caso qualquer dos contratos de concessão sejam rescindidos em virtude de descumprimento das obrigações da Companhia, o valor efetivo de compensação a ser pago pelo Poder Concedente pode ser reduzido de maneira significativa por meio da imposição de multas ou outras penalidades. Assim, o término antecipado dos Contratos de Concessão, em conjunto ou individualmente, por qualquer motivo teria efeito substancial e adverso na condução dos negócios, nos resultados operacionais, e na condição financeira da Companhia, bem como no preço de mercado dos valores mobiliários emitidos pela Companhia.

Da mesma forma, de acordo com a legislação em vigor, no caso de descumprimento pela

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Companhia dos termos das autorizações que permitem o funcionamento de suas usinas termelétricas, bem como da legislação em vigor, a respectiva autorização pode ser cassada, fato que em conjunto ou individualmente, por qualquer motivo teria efeito substancial e adverso na condução dos negócios, nos resultados operacionais, e na condição financeira da Companhia, bem como no valor de mercado dos valores mobiliários emitidos pela Companhia.

A Companhia pode não conseguir executar integralmente sua estratégia de negócio.

A capacidade da Companhia de implementar a sua estratégia de negócios depende de uma série de fatores, incluindo a habilidade de:

- crescimento com disciplina financeira;
- maximização da eficiência do *portfólio de clientes*; e
- eficiência operacional.

A Companhia não pode garantir que quaisquer desses objetivos serão integralmente realizados. Um elemento crítico da estratégia da Companhia é a capacidade de expandir o Parque Gerador em termos e condições rentáveis para ela por meio de novos projetos, quer por meio da aquisição de concessões já outorgadas (inclusive ao seu acionista controlador), quer por meio da apresentação de propostas bem sucedidas para novas concessões. Além disso, uma vez obtidas novas concessões, a Companhia tem ainda que buscar novos financiamentos para a construção de barragens ou para o seu aprimoramento. Caso a Companhia não seja bem sucedida em suas propostas, seja pelo fato de as mesmas implicarem custos de construção ou aprimoramento muito altos se comparados aos retornos subseqüentes, a condição financeira e os resultados operacionais da Companhia poderão ser adversamente afetados.

A instabilidade das taxas de juros pode afetar os negócios da Companhia

As dívidas da Companhia estão sujeitas à taxas de juros variáveis, tais como TJLP, LIBOR e Taxa DI. Em 31 de março de 2007, o valor total das dívidas da Tractebel Energia (de curto e longo prazo) era de R$ 1.230 milhões, sendo que desse total R$ 884 milhões estão sujeitos à taxas de juros variáveis. Na hipótese de elevação das taxas de juros, serão aumentados os custo e pagamentos do serviço da dívida da Tractebel Energia. Neste caso, os negócios da Companhia, suas condições financeiras e o resultado de suas operações poderão ser afetados negativamente em decorrência de maiores despesas financeiras.

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Impactos de eventuais oscilações do valor do Real frente ao valor do dólar dos Estados Unidos da América e outras moedas em decorrência da capitalização da Companhia em moeda estrangeira.

Em 31 de março de 2007, a Companhia possuía uma dívida total consolidada em moeda estrangeira de R$ 372 milhões, sendo que deste valor 69% são denominados em dólar americano (US$) e 31% em Euros (EUR). Adicionalmente, alguns dos custos da Companhia, associados principalmente à aquisição de parte dos equipamentos e tecnologia relacionados ao seu Parque Gerador, estão vinculados à moeda estrangeira.

Caso o valor do Real diminua em relação ao dólar dos Estados Unidos da América, o serviço de dívida da Companhia encarecerá e os custos de parte da importação da tecnologia e dos bens necessários para a operação de seus negócios aumentarão, com um conseqüente efeito adverso sobre seus resultados e sua condição financeira.

A ANEEL pode impor penalidades à Companhia ou intervir nas concessões ou autorizações outorgadas à Companhia por descumprimento de obrigações previstas nos Contratos de Concessão, nas autorizações e nas leis e regulamentos setoriais.

A ANEEL pode impor penalidades à Companhia por descumprimento de qualquer disposição dos Contratos de Concessão e autorizações da Companhia. Dependendo da gravidade do inadimplemento, tais penalidades podem incluir:

- advertências;
- multas, por infração, de até 2,0% da receita da Companhia no ano encerrado imediatamente anterior à data da respectiva violação;
- embargos à construção de novas instalações ou equipamentos;
- restrições à operação das instalações e equipamentos existentes;
- suspensão temporária da participação em processos de licitação para novas concessões; e
- caducidade da concessão.

A ANEEL pode ainda, e sem prejuízo das penalidades descritas acima, intervir temporariamente nas concessões outorgadas à Companhia para assegurar a adequada exploração do Parque Gerador e o cumprimento das leis e regulamentos aplicáveis.

Qualquer das penalidades descritas acima, bem como a intervenção da ANEEL nas concessões ou autorizações outorgadas à Companhia, poderia ter um efeito relevante e adverso na condução dos negócios, nos resultados operacionais e na condição financeira da Companhia, bem como no valor de mercado dos valores mobiliários emitidos pela Companhia.

A construção, expansão e operação das usinas hidrelétricas e termelétricas envolvem riscos significativos que podem levar à perda de receita ou aumento de despesas.

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A construção, manutenção, expansão e operação de instalações e equipamentos para a geração de energia envolvem vários riscos, incluindo:

- incapacidade de obter permissões e aprovações governamentais;
- indisponibilidade de equipamentos;
- indisponibilidade dos sistemas de distribuição e/ou transmissão;
- interrupção do fornecimento;
- interrupções no trabalho;
- greves e outras disputas trabalhistas;
- agitações sociais;
- interferências hidrológicas e meteorológicas;
- problemas inesperados de engenharia e de natureza ambiental;
- atrasos na construção e na operação, ou custos excedentes não previstos;
- mudanças nos subsídios atualmente existentes;
- necessidade de altos investimentos de capital; e
- indisponibilidade de financiamentos adequados.

A Companhia não contrata seguro contra alguns destes riscos, incluindo determinados riscos hidrológicos. A ocorrência destes ou outros problemas poderá afetar adversamente a capacidade da Companhia de gerar energia em quantidade compatível com suas projeções ou com suas obrigações perante seus clientes, o que pode ter um efeito relevante adverso em sua situação financeira e no seu resultado operacional, bem como no valor de mercado dos valores mobiliários emitidos pela Companhia.

Parte substancial dos resultados operacionais da Companhia dependem de condições hidrológicas favoráveis.

De acordo com os dados do ONS, aproximadamente 75% da capacidade disponível e 92,0% do efetivo suprimento de energia do SIN é gerado por usinas hidrelétricas. Como o SIN opera em sistema de despacho otimizado e centralizado pelo ONS, cada usina hidrelétrica, incluindo as UHEs da Companhia, está sujeita a variações nas condições hidrológicas verificadas tanto na região geográfica em que opera como em outras regiões do País. Atualmente, a geração hidrelétrica representa aproximadamente 82,61% da Capacidade Instalada total das usinas da Companhia, o que equivale a 5.764 MW. A ocorrência de condições hidrológicas desfavoráveis, em conjunto com a obrigação de entrega da Energia Assegurada, poderá resultar na exposição da Companhia ao mercado de energia de curto prazo, cujos preços tendem a ser elevados, podendo afetar negativamente os resultados financeiros futuros da Companhia, bem como o valor de mercado dos valores mobiliários emitidos pela Companhia.

Parte dos resultados operacionais da Companhia dependem do fornecimento de gás natural para o funcionamento apropriados das usinas termelétricas.

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O fornecimento de gás natural utilizado na Usina Termelétrica William Arjona à Tractebel Energia é efetuado pela Companhia de Gás do Mato Grosso do Sul ("MSGás"), que por sua vez, contratou o suprimento de tal insumo, via Gasoduto Bolívia-Brasil ("GASBOL"), com a Petróleo Brasileiro S.A. ("Petrobras"). Tendo em vista que o contrato celebrado entre MSGás e Petrobras é objeto de discussão no Poder Judiciário e o fornecimento de gás natural para a operação de referida usina vem sendo efetuado por determinação judicial, o funcionamento de referida usina termelétrica poderá ser interrompido em decorrência de eventual corte repentino no fornecimento desse insumo. A interrupção das atividades da Usina Termelétrica William Arjona podem representar decréscimo significativo nos resultados da Companhia.

A Companhia é responsável por quaisquer perdas e danos causados a terceiros em decorrência de falhas na geração de suas usinas ou interrupções ou distúrbios que não possam ser atribuídas a nenhum agente identificado do setor elétrico e os seguros contratados podem ser insuficientes para cobrir estas perdas e danos.

A Companhia poderá ser responsabilizada por (i) perdas e danos causados a terceiros em decorrência de falhas na operação de suas usinas, que acarretem indisponibilidade forçada, interrupções ou distúrbios aos sistemas de distribuição e/ou transmissão ou (ii) interrupções ou distúrbios que não possam ser atribuídos a nenhum agente identificado do setor elétrico. O valor das indenizações, neste último caso, deverá ser rateado na seguinte proporção: 60,0% para os agentes de distribuição, 20,0% para os agentes de geração e 20,0% para os agentes de transmissão e tal fato poderá acarretar efeito substancial e adverso na condução dos negócios, nos resultados operacionais e na condição financeira da Companhia. A Companhia tem contratado seguro de responsabilidade civil no valor de US$ 50 milhões, como limite máximo de indenização (LMI), que cobre perdas e danos a terceiros.

A Companhia pode vir a arcar com significativos custos adicionais associados ao plano de previdência que mantém para seus empregados.

O Plano de Benefício Definido (PBD) patrocinado pela Companhia representa um risco com grau de incerteza elevado, dado que os custos são calculados atuarialmente. Em 2004, a Companhia implementou Plano de Contribuição Definida, para o qual em 31 de março de 2007 havia migração de 94% dos participantes ativos. No período encerrado em 31 de março de 2007, o montante do passivo registrado contabilmente relativo aos benefícios pós-emprego de responsabilidade da Companhia era de R$ 318 milhões, dos quais R$ 144 milhões correspondiam a dívidas contratadas. O montante das perdas atuariais, de R$ 131 milhões em 31 de março de 2007, cujos valores excederam em até 10%, em cada exercício, o valor presente das obrigações atuariais, conforme regras contábeis estabelecidas na Deliberação n.º 371 da CVM, não estão registradas nas demonstrações contábeis e serão amortizadas, de forma linear, pelo período de aproximadamente 8,25 anos, que corresponde ao tempo médio remanescente de trabalho estimado para os empregados participantes do plano. No caso da Companhia ter que vir a contabilizar tais perdas atuariais em decorrência de eventual mudança da prática contábil brasileira, sua posição patrimonial e financeira poderá ser adversamente afetada.

Decisões judiciais desfavoráveis podem afetar adversamente a posição patrimonial e financeira e os resultados operacionais da Companhia.

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A Companhia é ré em diversas ações judiciais, tanto na esfera cível, trabalhista, previdenciária e fiscal. Em 31 de março de 2007, as perdas prováveis, possíveis e remotas nestas ações envolviam o montante total de R$ 380 milhões (sendo que R$ 168 milhões foram depositados judicialmente), dos quais 11,6% estavam relacionados a ações trabalhistas, 65,8% a ações fiscais e os demais 22,6% a ações de natureza cível. Em 31 de março de 2007, a Companhia tinha provisões para as perdas prováveis no montante de R$ 104 milhões, sendo que R$ 34 milhões se encontravam depositados judicialmente. No caso de decisões judiciais desfavoráveis à Companhia, quanto às perdas possíveis e remotas, a posição patrimonial e financeira e os resultados operacionais da Companhia podem ser adversamente afetados.

Decisões judiciais desfavoráveis em processos judiciais movidos contra a privatização da Gerasul podem acarretar conseqüências imprevisíveis e afetar adversamente a Companhia.

Em 1988, quando da privatização da Companhia, foram propostas 2 ações civis públicas e 3 ações populares contra a União Federal, o BNDES, a ANEEL, a Companhia, a Eletrobrás, as Centrais Elétricas do Sul do Brasil S.A. ("Eletrosul") e, posteriormente, a SESA que, em conjunto, questionam a reorganização societária que resultou na criação e na subseqüente privatização da Gerasul (antiga denominação da Companhia). Em 2001, foi proferida decisão de primeira instância em uma ação civil pública declarando a nulidade da cisão da Eletrosul que resultou na criação da Gerasul e todos os atos decorrentes ("Primeira Ação Civil Pública"). Em virtude da decisão nesta ação, o juiz extinguiu as demais ações ("Segunda Ação Civil Pública" e "Ações Populares", respectivamente) sem julgamento do mérito. As partes interpuseram recursos de apelação que foram recentemente julgados pelo Tribunal Regional Federal da 4ª Região ("TRF"). O TRF reformou a sentença da Primeira Ação Civil Pública, decretando válidos todos os atos praticados que culminaram na criação e privatização da Gerasul. Além disso, o TRF julgou a Segunda Ação Civil Pública totalmente improcedente, validando, assim, todos os atos praticados que levaram à privatização da Gerasul. Nas Ações Populares, as decisões de extinção sem julgamento do mérito foram confirmadas pelo TRF. Dessas decisões podem ser interpostos recurso especial para o Superior Tribunal de Justiça ("STJ") e recurso extraordinário para o Supremo Tribunal Federal ("STF"). Não há como garantir que um resultado favorável à Companhia e aos demais réus em segunda instância será mantido pelo STJ ou STF (caso os respectivos recursos sejam efetivamente interpostos) ou prever as conseqüências de uma decisão desfavorável à Companhia e aos demais réus nesses processos, sendo possível que o resultado dessa ação seja a nulidade do processo de privatização da Gerasul. Os efeitos de uma decisão final desfavorável à Companhia e aos demais reús são complexos e difíceis de determinar, e a Companhia acredita que envolveriam múltiplas demandas por perdas e danos envolvendo a União Federal, o BNDES, a ANEEL, a Eletrobrás, a Eletrosul, a Companhia, a SESA e terceiros, os quais podem ser adversamente afetados.

Parte dos bens da Companhia estão vinculados à prestação de serviços públicos. Esses bens não estarão disponíveis para liquidação em caso de falência nem poderão ser objeto de

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

penhora para garantir a execução de decisões judiciais.

De acordo com a legislação em vigor, uma parte dos ativos de geração da Companhia está vinculada à prestação de serviços públicos. Esses bens não estarão disponíveis para liquidação em caso de falência ou penhora para garantir a execução de decisões judiciais, sendo que tais bens deverão regressar ao Poder Concedente finda ou extinta a concessão, de acordo com a legislação vigente. Essas limitações podem reduzir significativamente os valores disponíveis aos acionistas da Companhia em caso de liquidação, além de poderem ter um efeito negativo na capacidade da Companhia em obter financiamentos.

Iniciativas, Programas Ambientais e Prêmios

A Companhia mantém uma série de programas de proteção, monitoramento e desenvolvimento sustentável das áreas relativas aos seus empreendimentos. Em razão do bom resultado da aplicação dos programas de proteção ambiental desenvolvidos pela Companhia, nos anos de 2002 e 2004, a Companhia recebeu os prêmios Expressão de Ecologia na categoria "Conservação de Recursos Naturais" com o caso "Monitoramento e Conservação do Lago da UHE Passo Fundo" e no Programa de Ictiofauna desenvolvido no alto Rio Uruguai.

Também nos anos de 2002 e 2004, a Companhia recebeu prêmios Fritz Müller, pela recuperação ambiental das áreas degradadas e diminuição dos pátios no Complexo Termelétrico Jorge Lacerda, que propiciaram a recuperação de 107 hectares de áreas de antigos depósitos de carvão e pelo Projeto da Unidade de Co-geração Lages.

No ano de 2006, a Companhia recebeu o prêmio meio ambiente da Câmara de Comércio Brasil Estados Unidos, com o Projeto de Mecanismo de Desenvolvimento Limpo – MDL da Unidade de Co-geração Lages e, em 2007, recebeu o prêmio "Top Of Quality Ambiental" da Ordem dos Parlamentares do Brasil pela geração de energia com certificação NBR ISO 14001:2004.

Outros prêmios recebidos pela Companhia:

- Cidade de Ita - Prêmio Cubo de Plata - Bienal de Arquitetura - Buenos Aires - 1989;
- Prefeitura Municipal de Tubarão - Cidade Azul Ecologia – 1997;
- Resgate Patrimônio Histórico e Cultura - Prêmio Rodrigo de Mello Franco – IPHAN - 1998;
- Gestão Ambiental na UHE Ita - Prêmio Revista Expressão - 2001;
- Complexo Termelétrico Jorge Lacerda – Recuperação de Áreas Degradadas - Troféu Fritz Muller - FATMA – 2002;
- Conservação de Recursos Naturais – Usina Passo Fundo - Premio Expressão Ecologia – 2002;

- SNPTEE 2003 – Trabalhos relacionados ao Meio Ambiente – 1º Lugar (Plano de Gestão Ambiental e Sócio-Patrimonial em UHE's) e 3º Lugar (Monitoramento Ictiofauna Rio

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Uruguai) - 2003;

- 9ª edição do Prêmio Fritz Muller - Parque Fritz Plaumann;
- Prêmio "Empresa Cidadã", da Associação dos Dirigentes de Vendas e Marketing do Brasil (ADVB, seção Santa Catarina), com o projeto "A casa que vem das cinzas", de utilização de cinzas pesadas do Complexo Termelétrico Jorge Lacerda e da Usina Termelétrica Charqueadas para a construção de casas populares. O projeto é fruto de uma parceria com a Universidade Federal de Santa Catarina (UFSC) - 2005; e
- Prêmio Fritz Muller, promovido pela Fundação do Meio Ambiente – FATMA – SC, para o Parque Fritz Plaumann e para a Unidade de Cogeração Lages.

Índice de Sustentabilidade Empresarial - ISE

Nos anos de 2006 e 2007, a Tractebel Energia foi incluída no ISE – Índice de Sustentabilidade Empresarial da BOVESPA, que avalia as empresas através de suas ações de governança corporativa, desempenho social e ambiental.

Certificações

Em dezembro de 2006, a Tractebel Energia tornou-se a única entre as grandes empresas do setor elétrico a ter 100,0% de seu Parque Gerador certificado segundo as normas NBR ISO 9001 e 14001. Em 2004, 7 de suas usinas (i.e., Complexo Termelétrico Jorge Lacerda – UTLA, UTLB e UTLC e as Hidrelétricas Itá, Passo Fundo, Salto Osório e Salto Santiago) já tinham sido certificadas e, em 2006, foi a vez das outras 6 (i.e., as Usinas Hidrelétricas Machadinho e Cana Brava, e as Termelétricas William Arjona, Charqueadas, Alegrete e Unidade de Co-Geração Lages).

As certificações foram resultado de 5 anos de planejamento, preparação e adequação às normas. A NBR ISO 14001 define os requisitos para estabelecer e operar um sistema de gestão ambiental e a NBR ISO 9001 atesta que a Companhia tem um modelo de gestão que atende às exigências de qualidade dos clientes.

Pesquisa e Desenvolvimento

A Tractebel Energia, em conformidade com a Lei Federal n.º 9991/2000, investe anualmente 1,0% da sua receita operacional líquida em pesquisa e desenvolvimento. Através do "Programa Anual de Pesquisa e Desenvolvimento", a Companhia busca, juntamente com instituições de ensino e pesquisa, localizadas nas suas áreas de influência, soluções sustentáveis para as suas atividades ao mesmo tempo em que proporciona o desenvolvimento de pesquisadores, cientistas e conhecimento para o país.

Entre 1999 e 2006, a Companhia aplicou mais de R$ 24 milhões e desenvolveu 113 projetos de pesquisa, com foco principal no meio-ambiente, no desenvolvimento tecnológico dos processos de geração de energia, na eficiência de usinas e fontes renováveis de energia.

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Em 2006, foram investidos R$ 5,83 milhões em Pesquisa e Desenvolvimento. Parte desse montante, correspondente a R$ 2,38 milhões, foram investidos em 19 projetos aprovados pela ANEEL, sendo na sua maioria projetos voltados ao meio ambiente.

Outros R$ 2,30 milhões foram depositados no Fundo Nacional de Desenvolvimento Científico e Tecnológico - FNDCT, administrado pela Financiadora de Estudos e Projetos (FINEP), do Ministério da Ciência e Tecnologia, e os outros R$ 1,14 milhão foram para o Ministério das Minas e Energia, para custeio da Empresa de Planejamento Energético - EPE.

Por força do Contrato de Concessão, até dezembro de 2005, a Companhia havia aplicado o equivalente a 0,25% da sua receita operacional líquida. A partir de janeiro de 2006 [e até a presente data], o investimento aumentou para o equivalente a 1,0% da receita operacional líquida, conforme requer a Lei n.º 9.991.

Dentre os projetos, destacam-se:

- Aplicação de cinzas das termelétricas para a construção de casas populares;
- Descoberta de novas espécies de peixes no reservatório de Passo Fundo;
- Reprodução em cativeiro de espécies de peixes em extinção;
- Desenvolvimento de tecnologia de controle ambiental nas usinas termelétricas;
- Desenvolvimento de tecnologia inovadora de soldagem;
- Desenvolvimento de tecnologia para aumento da eficiência térmica de usinas termelétricas; e
- Desenvolvimento de tecnologia para aproveitamento de resíduo da indústria madeireira para a geração de energia elétrica.

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Empregados e Política de Recursos Humanos

Quadro de pessoal

Em 31 de março de 2007, o quadro de empregados da Tractebel Energia era composto por 909 colaboradores, com tempo médio de permanência na Companhia de 15,28 anos, idade média de 40,87 anos. No quadro abaixo, é possível identificar a distribuição dos colaboradores quanto ao (i) sexo, (ii) Estado da Federação em que trabalha, e (iiii) grau de formação em 31 de dezembro de 2004, 2005 e 2006, bem como nos períodos encerrados em 31 de março de 2006 e 2007:

	31 de março de				31 de dezembro de					
	2007		2006		2006		2005		2004	
	E*	%	E*	%	E*	%	E*	%	E*	%
Sexo										
Masculino	791	87	786	87	788	87	775	87	737	87
Feminino	118	13	116	13	117	13	118	13	112	13
Estado da Federação										
Santa Catarina	632	70	626	69	629	70	621	69	586	69
Rio Grande do Sul	152	17	151	17	151	17	149	17	150	18
Paraná	93	10	94	10	93	10	93	11	88	10
Goiás	17	2	17	1	17	1	16	1	14	1
Mato Grosso do Sul	10	1	9	1	10	1	9	1	9	1
São Paulo	5	1	5	1	5	1	5	1	2	1
Formação										
Universitária	324	36	320	35	315	35	321	36	295	35
Curso Técnico – 2° Grau	345	38	311	34	311	34	310	34	290	34
Outros Cursos – 2° Grau	210	23	193	21	201	22	184	21	185	22
1° Grau Completo	30	3	78	9	78	9	78	9	79	9

**E = número de empregados*

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A tabela que se segue indica o número de empregados da Companhia em 31 de dezembro de 2004, 2005 e 2006 e nos períodos encerrados em 31 de março de 2006 e 2007, bem como sua divisão em funções administrativas e operacionais:

	Em 31 de março de		Em 31 de dezembro de		
	2007	2006	2006	2005	2004
Número total de empregados	909	902	905	893	849
Administrativo	314	302	311	305	292
Operacional (usinas)	595	600	594	588	557

Renovação do Quadro de Pessoal

A Companhia, com o intuito de renovar seu quadro de pessoal, possui programas de estágios, *trainees* e realiza processos seletivos no mercado externo.

Terceirização de Mão-de-Obra

A Companhia adota política de terceirização de mão-de-obra para as atividades que não são estratégicas, tais como: segurança e vigilância, recepção, limpeza e manutenção predial do escritório central, manutenção dos computadores do escritório central. Em 31 de março de 2007, a Companhia possui 2.095 funcionários terceirizados, sendo que 1.020 são de empresas terceirizadas com contrato fixo e 895 são de empresas terceirizadas com contratos temporários.

De acordo com a política adotada pela Companhia, a contratação de terceiros deve observar os seguintes critérios:

(i) manutenção do foco da empresa nas atividades diretamente vinculadas ao seu negócio;
(ii) ganho de produtividade através da especialização; e
(iii) eliminação da ociosidade interna em atividades sujeitas a sazonabilidade.

Saúde e Segurança

A Companhia tem como política adotar programas de prevenção de riscos de acidentes de trabalho e monitoramento periódico, por meio da encomenda de laudos técnicos externos sobre condições no ambiente de trabalho de seu Parque Gerador. Tais laudos informam a Companhia sobre riscos associados ao trabalho em suas usinas e o tempo de exposição, a intensidade e/ou concentração dos riscos aos quais os empregados estão submetidos, bem como a necessidade do uso de equipamentos de proteção individual ou coletiva.

De acordo com a legislação brasileira, os empregados afastados por acidente do trabalho possuem estabilidade de 12 meses no emprego. Em 31 de março de 2007, a Companhia não possuía empregado afastado por acidente do trabalho.

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A Companhia obtem excelentes resultados com suas políticas de prevenção de acidentes de trabalho, tal como aquelas aplicadas no Complexo Termelétrico Jorge Lacerda e na Unidade de Co-Geração Lages, por exemplo.

A tabela abaixo apresenta dados relativos aos acidentes de trabalho ocorridos no Parque Gerador da Companhia, nos exercícios sociais encerrados em 31 de dezembro de 2004, 2005 e 2006, e nos períodos encerrados em 31 de março de 2006 e 2007:

	Exercício Social Encerrado em 31 de dezembro de			Período Encerrado em 31 de março de	
	2004	2005	2006	2006	2007
Número total de empregados	849	885	903	902	909
Número de acidentes de trabalho	5	1	2	0	0
Percentual de empregados acidentados (%)	0,59	0,11	0,22	0	0

Participação nos Resultados

No exercício social encerrado em 31 de dezembro de 2006 foram distribuídos aos empregados da Companhia R$ 12 milhões como participação nos lucros do ano de 2005. A distribuição foi proporcional à remuneração de cada colaborador e considerou o resultado de avaliações individuais de desempenho dos empregados.

Participação Acionária

Dos 909 empregados da Companhia em 31 de março de 2007, 613 haviam aderido ao SPRING – 2005 - programa de compra facilitada de ações do Grupo Suez. O programa é direcionado exclusivamente aos colaboradores e é oferecido a cada 2 (dois) anos, com o propósito de estimular a coesão e o senso de pertencer ao Grupo Suez, ao mesmo tempo em que permite que os empregados se beneficiem diretamente com os resultados da Companhia.

Plano de Previdência Privada

A Tractebel Energia é patrocinadora da Fundação PREVIG – Sociedade de Previdência Complementar, através da qual oferece a seus empregados a oportunidade de possuir um plano de previdência privada complementar ao oferecido pelo Governo.

Responsabilidade Social

Ações Sociais

A Tractebel Energia reconhece a magnitude de sua responsabilidade social e considera o envolvimento comunitário fundamental ao sucesso de seu negócio.

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

A busca por uma melhor qualidade de vida para empregados e comunidades localizadas no entorno de seus empreendimentos é um compromisso assumido pela Tractebel Energia, de forma que o processo de integração contempla e beneficia diversas instituições como hospitais, creches e entidades filantrópicas.

Desde 1998, a Tractebel Energia mantém programas de patrocínios e doações para entidades das comunidades em que está inserida. As ações têm sempre como foco as crianças em desvantagem social, a saúde, a educação e o meio ambiente. Com uma postura ampla, a Companhia participa de eventos comunitários, de parcerias com prefeituras e de ações de patrocínio nas atividades culturais e assistenciais.

O Exemplo de Cana Brava

A Tractebel Energia faz parte do Fundo de Desenvolvimento Regional Serra da Mesa e Cana Brava, que será implantado a partir de 2007 nos 9 municípios de Goiás que se localizam dentro da área de abrangência dos reservatórios das Usinas Hidrelétricas Cana Brava e São Salvador. A Companhia participa com US$ 333 mil, visando desenvolver atividades capazes de gerar emprego e renda à comunidade da região.

A CEM deu continuidade a trabalhos junto a comunidades da região de inserção da Usina Hidrelétrica Cana Brava, tendo gasto R$ 1,5 milhão em obras (estradas e moradias) e em capacitação econômica comunitária. Essa operação deu-se através da mediação do Ministério Público de Minaçu e da representação de uma comissão de líderes comunitários locais, além do contato direto com as pessoas e associações de moradores.

O projeto está de acordo com os padrões de desempenho do Banco Interamericano de Desenvolvimento (BID) e dos Princípios do Equador.

Projetos Sociais

A educação da criança em desvantagem social é o pilar das ações sociais da Tractebel Energia, cuja assistência se dá por meio do apoio a projetos educacionais mantidos junto às comunidades, do incentivo a instituições que atendem menores de comunidades carentes e da promoção de eventos educativos voltados a esses menores.

Informações adicionais sobre os principais projetos realizados ou apoiados pela Companhia podem ser encontradas na página da Tractebel Energia na internet (www.tractebelenergia.com.br), dentre eles:

- Programa Jovem Trabalhador (Florianópolis, Santa Catarina): oferece oportunidade de trabalho a jovens de famílias de baixa renda;
- Programa de Suporte à Educação (Tubarão, Santa Catarina): iniciativa educacional feita em parceria com o SENAI;

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

- Suporte ao Programa Junior Achievement (Florianópolis, Santa Catarina): visa desenvolver o espírito empreendedor entre jovens do ensino fundamental;
- Sociedade Eunice Weaver – Educandário Santa Catarina (São José, Santa Catarina): projeto que atende 500 crianças de comunidades de baixa renda;
- Bandeirante Esporte: apoio à escola de futebol para jovens de comunidades de baixa renda;
- Espaço Cultural Consulado e Casa da Memória do Caeira (Florianópolis, Santa Catarina): doação ao Projeto Caeira 21, cujo objetivo é educar, informar, prevenir e conscientizar as crianças de comunidades carentes;
- Associação Edson Filho (Capivari de Baixo, Santa Catarina): apoio ao Projeto Ação Pedagógica Especializada a Crianças e Adolescentes Especiais do Centro de Integração Humana;
- Grupo AfriCatarina (Florianópolis, Santa Catarina): apoio ao programa gratuito de arte e educação para crianças de comunidades carentes;
- Projeto Palhocence de Natação (Palhoça, Santa Catarina): atende 800 crianças e adolescentes de comunidades carentes de quatro cidades de Santa Catarina, inclusive crianças especiais;
- Projeto Orquestra Escola (Florianópolis, Santa Catarina): projeto de formação musical para crianças e adolescentes de comunidades carentes em parceria com a Fundação de Cultura Franklin Cascaes;
- Prefeitura de Tubarão (Tubarão, Santa Catarina): apoio a projetos com crianças e adolescentes junto à prefeitura de Tubarão, através do Fundo para a Infância e Juventude (FIA);
- Associação Maranata (Laguna, Santa Catarina): apoio a projetos voltados a crianças de comunidades carentes da região, através do Fundo para a Infância e Juventude (FIA);
- Cidade da Criança (Florianópolis, Santa Catarina): projeto em parceria com a prefeitura de Florianópolis, que atende crianças e adolescentes de comunidades carentes da região, através do Fundo para a Infância e Juventude (FIA);
- Projeto Paternidade Responsável (Lages, Santa Catarina): projeto Educativo a adolescentes das comunidades carentes da região;
- Projeto Formando o Cidadão (Florianópolis, Santa Catarina): projeto esportivo que atende cerca de 200 crianças de comunidades carentes;
- Associação de Pais e Amigos dos Excepcionais (APAE) (Florianópolis e Palhoça, Santa Catarina): apoio a vários projetos dessa entidade, que atende a crianças excepcionais;
- Hospital de Caridade (Florianópolis, Santa Catarina): doação de equipamentos e de um gerador para a ampliação da ala de leitos do hospital; e
- Sapiens Park (Florianópolis, Santa Catarina): apoio à Gincana do Milênio, projeto educativo realizado em parceria com escolas da região de Florianópolis.

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

PRIMEIRO PROGRAMA DE DISTRIBUIÇÃO PÚBLICA DE DEBÊNTURES

Em 15 de março de 2007, o Conselho de Administração da Companhia, aprovou por unanimidade o Programa de Distribuição de Valores Mobiliários no montante de R$ 1,5 bilhões com emissão, numa primeira etapa, de Debêntures correspondentes ao valor de R$ 350 milhões.

Em 21 de março de 2007, o Conselho de Administração da Companhia, re-ratificou o primeiro programa de distribuição pública de debêntures da Companhia e o seu arquivamento junto à Comissão de Valores Mobiliários ("CVM"), nos termos da Instrução CVM nº 400, de 29 de dezembro de 2003, o qual permitirá à Companhia realizar ofertas públicas de debêntures, observadas as características e condições do Programa de Distribuição, bem como as disposições previstas na regulamentação aplicável.

O Programa de Distribuição será arquivado na CVM com as seguintes características:

- Valor Total do Programa de Distribuição: R$ 1,5 bilhões;
- Prazo de Duração do Programa de Distribuição: 2 (dois) anos contados da data do arquivamento do Programa de Distribuição perante a CVM;
- Valores Mobiliários a serem ofertados no âmbito do Programa de Distribuição: debêntures simples, não conversíveis em ações de emissão da Companhia, da espécie subordinada ou quirografária ou com garantia real ou flutuante, de emissão da Companhia. As demais características das debêntures a serem emitidas pela Companhia no âmbito do Programa de Distribuição, bem como os termos e condições de cada oferta pública de debêntures, serão definidos pela Companhia à época da realização de cada oferta pública de debêntures no âmbito do Programa de Distribuição.

Na mesma reunião foi aprovada a realização da segunda emissão de debêntures simples, não conversíveis em ações de emissão da Companhia, da espécie sem garantia e sem preferência, sendo esta emissão de debêntures da Companhia para distribuição pública no âmbito do Primeiro Programa de Distribuição, no valor total de R$ 350 milhões.

O referido Programa encontram-se em análise na Comissão de Valores Mobiliários – CVM.

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

POSIÇÃO DOS CONTROLADORES, ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO.

POSIÇÃO ACIONÁRIA CONSOLIDADA DOS CONTROLADORES E ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO
Posição em 30/04/2007

Acionista	Quantidade de Ações Ordinárias (Em Unidades)	%	Quantidade de Ações Preferenciais (Em Unidades)	%	Quantidade Total de Ações (Em Unidades)	%
Controlador	448.512.625	68,71	-	-	448.512.625	68,71
Administradores						
Conselho de Administração	147.102	0,02	-	-	147.102	0,02
Diretoria	-	-	-	-	-	-
Conselho Fiscal	24.929	-	-	-	24.929	-
Outros Acionistas	204.057.536	31,27	-	-	204.057.536	31,27
Total	652.742.192	100,00	-	-	652.742.192	100,00
Ações em Circulação	204.057.536	31,27	-	-	204.057.536	31,27

14.03 - OUTRAS INFORMAÇÕES CONSIDERADAS IMPORTANTES PARA MELHOR ENTENDIMENTO DA COMPANHIA

POSIÇÃO ACIONÁRIA CONSOLIDADA DOS CONTROLADORES E ADMINISTRADORES E AÇÕES EM CIRCULAÇÃO
Posição em 30/04/2006

Acionista	Quantidade de Ações Ordinárias (Em Unidades)	%	Quantidade de Ações Preferenciais (Em Unidades)	%	Quantidade Total de Ações (Em Unidades)	%
Controlador	448.630.462	68,73	-	-	448.630.462	68,73
Administradores						
Conselho de Administração	181.623	0,03	-	-	181.623	0,03
Diretoria	-	-	-	-	-	-
Conselho Fiscal	-	-	-	-	-	-
Outros Acionistas	203.930.107	31,24	-	-	203.930.107	31,24
Total	652.742.192	**100,00**	-	-	652.742.192	**100,00**
Ações em Circulação	203.930.107	31,24	-	-	203.930.107	31,24

Cláusula Compromissória de arbitragem

O Estatuto Social da Companhia está de acordo com as regras e procedimentos do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – Bovespa e, contempla, em seu Art. 39, a seguinte Cláusula Compromissória de arbitragem:

"A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada ou oriunda, em especial, da aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei das Sociedades por Ações, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento de Listagem do Novo Mercado, do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado e do Contrato de Participação do Novo Mercado."

14.05 - PROJETOS DE INVESTIMENTO

Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 350 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra paralisada, com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida e renovada em janeiro de 2004

Em 12.03.1999, cumprindo exigências do Edital de Privatização, a Companhia comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir o Projeto Jacuí, recebendo, daquela agência reguladora, autorização para a implantação daquele empreendimento. O órgão de controle ambiental do Estado do Rio Grande do Sul, FEPAM, emitiu a Licença de Instalação (LI), renovado-a em janeiro de 2004. Diversas ações vinham sendo desenvolvidas no sentido de viabilizar o Projeto diretamente pela Companhia, mas pendências importantes a levaram a buscar soluções alternativas, como estratégia de negócio.

Em 4 de junho de 2004, a Tractebel Energia transferiu 33,33% do empreendimento que compreende o projeto para a Elétrica Jacuí S.A. – ELEJA, empresa constituída pela Rio Maggiore Mineração Ltda. para concluir o empreendimento. Nos termos do contrato de transferência, o percentual remanescente da Companhia no Projeto Jacuí ficou sendo objeto de ações recíprocas de compra, pela ELEJ, e de venda, pela Companhia.

Concomitantemente à celebração do contrato de transferência, as partes assinaram o Contrato de Constituição de Consórcio, através do qual a Tractebel Energia obrigava-se a disponibilizar, à ELEJA, sua experiência no desenvolvimento, implantação, operação e exploração comercial de empreendimentos similares ao Projeto Jacuí, além de incluir direitos, licenças, autorizações, projetos, estudos, desenhos, plantas e documentos, livros e inscrições fiscais, além de bens, terrenos, equipamentos, construções civis e outras instalações, que constituem parte substancial do acervo necessário e/ou adequado à implantação do empreendimento.

Através da Resolução Autorizativa nº 163, de 25 de abril de 2005, a Agência Nacional de Energia Elétrica – ANEEL autorizou a Tractebel Energia transferir à Empresa Elétrica Jacuí S.A. – ELEJA a autorização objeto da Resolução Nº 069, de 06 de fevereiro de 2002, para implantar, na condição de Produtor Independente de Energia Elétrica, a central geradora termelétrica denominada Jacuí. Neste mesmo ato normativo, a ANEEL atendeu ao pleito da Companhia estabelecendo novo cronograma com prazos factíveis e em época compatível com o volume de obras necessárias para a implantação e operação da central geradora termelétrica.

Em 29.07.2005 a ELEJA adquiriu da Companhia participação adicional de 33,33% do projeto Jacuí, por R$ 31 milhões, passando a ser titular de 66,66% do mesmo, mediante o exercício da primeira das suas opções de compra previstas no contrato. Em 28.03.2006 a ELEJA exerceu a segunda opção de compra e adquiriu a participação remanescente de 33,34%, por R$ 31 milhões, passando a ser titular do Projeto Jacuí.

14.05 - PROJETOS DE INVESTIMENTO

Nos termos do contrato de venda, a ELEJA assumiu a responsabilidade pela conclusão do projeto Jacuí. O Contrato de Constituição de Consórcio, assinado concomitantemente à celebração do contrato de transferência, foi rescindido de comum acordo pelas partes, extinguindo-se totalmente o vínculo da Companhia com o projeto Jacuí.

Investimentos Relevantes

Os principais investimentos da Companhia têm sido realizados em seu parque gerador e foram distribuídos da seguinte forma nos exercícios sociais e no período indicados:

Investimento	2004	2005	2006	1º trimestre de 2007
	(em milhões de reais)			
Programa de revitalização da UHE Salto Osório	13	6	14	2
Modernização do Precipitador Eletrostático das UTEs Jorge Lacerda A e B	-	5	18	1
Manutenção geral da UTE Jorge Lacerda A e da UTE Charqueadas	-	-	20	1
Obras de adição	18	28	15	2
Unidade de Co-Geração Lages	7	5	2	-
	38	44	69	6

Manutenção e Revitalização

O programa anual de manutenção e revitalização das usinas da Tractebel Energia corresponde a uma exigência do setor elétrico em termos de confiabilidade e desempenho, tendo absorvido investimentos pela Companhia da ordem de R$ 157 milhões, nos anos de 2004, 2005 e 2006 e no primeiro trimestre de 2007. Dentre os principais investimentos realizados nestes anos, muitos dos quais ainda se encontram em andamento, destacam-se os mencionados abaixo.

Programa de revitalização da UHE Salto Osório

Em 2004, a Companhia iniciou a execução de um projeto de revitalização da UHE Salto Osório, com previsão de investimento de aproximadamente R$ 39 milhões. A revitalização contempla a reforma geral das Unidades Geradoras 1 a 4 e a reforma parcial das Unidades Geradoras 5 e 6, em um prazo de 50 meses.

As reformas das Unidades Geradoras 2, 3, 5 e 6 foram concluídas até 2006, totalizando R$ 33 milhões de recursos investidos. A reforma geral da Unidade Geradora 4 foi iniciada em janeiro de 2007, com o término em abril de 2007.

14.05 - PROJETOS DE INVESTIMENTO

Modernização dos Precipitadores Eletrostáticos nas UTEs Jorge Lacerda A e B

Em 2005 e 2006, no Complexo Termelétrico Jorge Lacerda, foram iniciadas as obras de modernização dos precipitadores eletrostáticos das Unidades 1 a 4 da UTE Jorge Lacerda A e da Unidade 6 da UTE Jorge Lacerda B, perfazendo o montante de R$ 24 milhões de recursos investidos até o primeiro trimestre de 2007.

Manutenção Geral da UTE Jorge Lacerda A e da UTE Charqueadas

Em 2006, a Companhia realizou a manutenção geral da Unidade 2 de Jorge Lacerda A e iniciou as manutenções da Unidade 4 da Usina Termelétrica Charqueadas – UTCH e das Unidades 1 e 3 da UTE Jorge Lacerda A, com recursos investidos da ordem de R$ 21 milhões até o primeiro trimestre de 2007.

Conclusão da Unidade de Co-Geração Lages

A Companhia, por meio da Lages Bioenergética, investiu cerca de R$ 14 milhões de recursos na construção e conclusão de sistemas na Unidade de Co-geração Lages, nos anos de 2004 a 2006.

Obras de Adição

A Companhia investiu o montante total de R$ 63 milhões nos anos de 2004, 2005, 2006 e no primeiro trimestre de 2007 em diversas obras de adição realizadas em suas usinas, com o objetivo de manter a confiabilidade e segurança dos sistemas de geração, bem como a modernização dos mesmos.

A seguir comentários acerca de algumas destas obras de adição:

Telemedição e Supervisão

Nos últimos anos, a Companhia tem investido na implantação de importantes sistemas automatizados e teleprocessados, como o sistema digital de telemedição, a rede de oscilografia digital e o sistema de supervisão de usinas, os quais permitem a supervisão da operação das usinas e do fornecimento da energia elétrica aos Consumidores Industriais, garantindo um controle mais eficiente dos parâmetros operacionais e o monitoramento da qualidade da energia entregue.

Em 2006, foi concluída a instalação do hardware de infra-estrutura dos sistemas de telemedição e supervisão de usinas, para aumento da confiabilidade, disponibilidade e atendimento aos critérios de segurança de sistemas de supervisão e controle estabelecidos para o Grupo SUEZ.

Ainda em 2006, foram concluídas as obras de melhoria nos sistemas de proteção, medição e supervisão das unidades geradoras hidrelétricas e termelétricas mediante a instalação, nas usinas, de relés, remotas, TC e TP, com investimentos no valor aproximado de R$ 5,3 milhões.

14.05 - PROJETOS DE INVESTIMENTO

No Complexo Termelétrico Jorge Lacerda, as Unidades Geradoras 5 da UTE Jorge Lacerda B e a 1 da UTE Jorge Lacerda A no ano de 2004 foram revisadas e o investimento total foi de R$ 4,2 milhões.

Sistema de Telemedição

A Companhia adquiriu, nos últimos anos, mais de 220 medidores digitais de energia elétrica para avaliação da qualidade da energia entregue aos seus clientes. Para possibilitar o gerenciamento à distância desses medidores de energia, foi implementada uma central de coleta automática de dados de medição das usinas e dos Consumidores Industriais que adquirem energia da Companhia. Pioneiro em âmbito nacional, o sistema de telemedição implantado pela Companhia possibilita a geração, em tempo real, de relatórios, gráficos e patamares de geração individuais por medidor, possibilitando o acesso aos dados dos medidores de energia, geração bruta e consumo da usina, assim como da energia fornecida a Consumidores Industriais por meio da *intranet* da Companhia ou em sua página na *internet*.

O sistema de telemedição possibilita, ainda, a formatação, geração e envio de dados para a CCEE e o fornecimento de dados precisos para cálculos hidrológicos nas usinas. Com a implantação desse sistema unificado de telemedição, as fontes de dados de geração de energia da Companhia foram centralizadas e uniformizadas, possibilitando a prestação de serviços adicionais de controle e acompanhamento da qualidade da energia fornecida aos clientes da Companhia, assim como a viabilização de cálculos de disponibilidade repassados à equipe de vendas e formação do banco de dados para cálculo de índices operacionais.

Este sistema, assim como os demais, é objeto de permanente aperfeiçoamento e, a cada ano, incorpora novos recursos, informações e dados sugeridos pelos clientes nas pesquisas de satisfação realizadas anualmente e nas reuniões de análise e acompanhamento dos serviços prestados.

Rede de Oscilografia Digital

Nos últimos anos, a Companhia também investiu na aquisição de equipamentos e sistema de oscilografia digital, composto por registradores digitais de perturbação instalados nas usinas com o intuito de permitir que os dados sejam coletados e armazenados de forma centralizada na sede da Companhia.

A rede de oscilografia da Companhia permite acesso rápido às informações para análise de ocorrências operativas, e possibilita uma ampla divulgação de informações das proteções elétricas e do comportamento das unidades geradoras em situações de ocorrências na rede elétrica. Este sistema está em constante atualização, mantendo-se à frente dos demais instalados no País.

Durante as reuniões de análise de perturbações sistêmicas, coordenadas pelo ONS, os oscilógrafos digitais se consolidaram como um poderoso recurso de defesa dos interesses da Companhia pelo elevado grau de informação e detalhamento que apresentam.

14.05 - PROJETOS DE INVESTIMENTO

Sistema de Supervisão de Usina

Nos anos de 2005 e 2006, a Tractebel Energia em conjunto com o ONS instalou nas suas usinas mais antigas e consideradas estratégicas para o Sistema Elétrico, novos equipamentos de monitoramento remoto das variáveis necessárias à coordenação da operação do sistema elétrico, por parte do ONS.

Novos Projetos

A Companhia regularmente avalia oportunidades, implementa e opera projetos relativos a usinas hidrelétricas, termelétricas e unidades de co-geração tendo demonstrado sua competência nos projetos das UHEs Itá e Machadinho, na UTE William Arjona e UTE de co-geração Lages.

No caso da UHE Cana Brava, o projeto foi desenvolvido pelo Grupo Suez, através da CEM, ainda antes da privatização da Companhia. Após o alcance de determinados marcos, a CEM foi transferida para a Companhia.

A partir de então, a Companhia e o Acionista Controlador adotam estratégia que contempla, para grandes projetos hidrelétricos, a segregação entre o desenvolvimento do projeto e a sua efetiva implementação e operação. Durante a fase de licitação, obtenção da concessão, autorizações regulatórias e negociação de contratos (incluindo contratos de venda de energia, contratos de construção e contratos de financiamentos), até o início da construção do projeto, o detentor e gestor do mesmo é o acionista controlador da Companhia. Após esta primeira fase o projeto é transferido para a Companhia.

Com isso, o projeto é desenvolvido fora da Companhia, não acarretando para a mesma riscos com o seu desenvolvimento. Outro benefício desta estratégia é o grande know-how do Grupo Suez em relação ao desenvolvimento desta espécie de projetos. No momento da transferência para a Companhia, o projeto é avaliado por uma instituição financeira independente e transferido em condições de mercado.

Seguindo esta estratégia, o acionista controlador da Companhia desenvolve dois projetos, quais sejam, as UHEs Estreito e São Salvador.

Usina Hidrelétrica São Salvador

A Tractebel Energia S.A. aprovou na 78ª Reunião do Conselho de Administração da Tractebel, realizada em 15.05.2007, a proposta de aquisição da totalidade das ações ordinárias e preferenciais de emissão da Companhia Energética São Salvador ("CESS") detidas pela SUEZ Energy South America Participações Ltda. ("SESA"), que representam 99,99% do capital votante e 99,99% do capital total da CESS (a "Operação"), a ser ratificada pela assembléia geral da Tractebel, consoante o disposto no artigo 256, § 1º da Lei nº 6.406/76, conforme alterada.

14.05 - PROJETOS DE INVESTIMENTO

A CESS é titular da concessão do aproveitamento hidrelétrico São Salvador, que possui 243,5 MW de capacidade instalada e 148,5 MW médios de energia assegurada. Em outubro de 2006, a CESS comercializou no 3º Leilão de Energia Nova, por um período de 30 anos, que se iniciará em janeiro de 2011, 148 MW médios com empresas distribuidoras de energia elétrica que participam do Ambiente de Contratação Regulada - ACR. O patrimônio líquido da CESS na data-base de 30 abril de 2007 é de R$ 269 milhões.

O preço oferecido pela Tractebel à SESA é de R$ 304 milhões à vista e em moeda corrente nacional, valor esse que deverá ser acrescido de R$ 18 milhões caso ocorra a concatenação entre a data do início dos pagamentos relativos ao UBP e o início do fornecimento de energia elétrica originalmente previsto para 2011 nos Contratos de Comercialização de Energia Elétrica no Ambiente Regulado – CCEARs.

A eficácia da Operação estará sujeita a condições usuais em transações dessa natureza, incluindo, mas sem limitação, a aprovação da Operação pela Agência Nacional de Energia Elétrica - ANEEL e a anuência de terceiros, incluindo o Banco Nacional de Desenvolvimento Econômico e Social - BNDES e demais instituições financeiras, nos termos dos contratos de financiamento celebrados pela CESS.

A futura hidrelétrica, localizada no município de São Salvador, no Estado de Tocantins, receberá investimentos de aproximadamente R$ 850 milhões. A hidrelétrica São Salvador, que teve sua construção iniciada em 2006, passou a fazer parte do Programa de Aceleração do Crescimento (PAC), recentemente lançado pelo Governo Federal.

Usina Hidrelétrica Estreito

O projeto Estreito recebeu, em 2006, licença de instalação do Instituto Brasileiro de Meio Ambiente e Recursos Naturais (IBAMA). Tal licença cria condições mais seguras para a participação da usina nos leilões de energia nova.

Caso ocorra a venda da energia de Estreito ainda em 2007, o início da construção da hidrelétrica deve ocorrer logo após e a transferência do controle da SESA para a Tractebel será seqüencial. Um dos maiores projetos de geração do Brasil, a Hidrelétrica Estreito, com 1.087 MW de capacidade instalada, acrescentará 435 MW médios de capacidade instalada ao parque gerador da Companhia (parcela da potência total de 1.087 MW que cabe à Tractebel Energia).

A Hidrelétrica Estreito é controlada pelo Consórcio Estreito, formado pela SESA, que detém 40,1%; Companhia Vale do Rio Doce, com 30,0%; Alcoa Alumínio, com 25,5% e Camargo Corrêa Energia, com 4,4%.

Outros Projetos

A Companhia estuda novas oportunidades de investimento, entre as quais a participação nos leilões de energia nova competindo por empreendimentos hidrelétricos e de biomassa selecionados, e a viabilidade de investimento em uma usina a carvão dedicada à exportação firme de energia elétrica.

14.05 - PROJETOS DE INVESTIMENTO

Para manter os excelentes indicadores de eficiência e desempenho, a Tractebel Energia investiu R$ 69 milhões em projetos de manutenção e revitalização do parque gerador ao longo de 2006, montante 56,8% superior ao de 2005.

15.01 - PROBLEMAS AMBIENTAIS

Aspectos Ambientais

Responsabilidade Ambiental

As violações à legislação ambiental podem caracterizar crime ambiental, atingindo tanto os administradores, que podem até ser presos, como a própria pessoa jurídica da Companhia. Podem, ainda, acarretar penalidades administrativas, como multas de até R$ 50 milhões (aplicáveis em dobro ou no seu triplo, em caso de reincidência) e suspensão temporária ou definitiva de atividades. Ressalte-se que tais sanções serão aplicadas independentemente da obrigação de reparar a degradação causada ao meio ambiente e a terceiros afetados.

Na esfera civil, os danos ambientais implicam responsabilidade solidária e objetiva, direta e indireta. Isso significa que a obrigação de reparar a degradação causada poderá afetar a todos os direta ou indiretamente envolvidos, independentemente da comprovação de culpa dos agentes. Como conseqüência, a contratação de terceiros para proceder a qualquer intervenção nas operações da Companhia, como a disposição final de resíduos, não exime a responsabilidade da contratante por eventuais danos ambientais causados pela contratada.

Licenciamento Ambiental

A Política Nacional do Meio Ambiente determina que o regular funcionamento de atividades consideradas efetiva ou potencialmente poluidoras, ou que, de qualquer forma, causem degradação do meio ambiente, está condicionado ao prévio licenciamento ambiental. Este procedimento é necessário tanto para a instalação inicial e operação do empreendimento quanto para as ampliações nele procedidas, sendo que as licenças emitidas precisam ser renovadas periodicamente. O licenciamento ambiental de atividades cujos impactos ambientais são considerados significativos está sujeito ao Estudo Prévio de Impacto Ambiental e seu respectivo Relatório de Impacto Ambiental (EIA/RIMA), assim como à implementação de medidas de compensação ambiental (recursos destinados à implantação e manutenção de unidades de conservação, no montante de, pelo menos, 0,5% do custo total previsto para a implantação do empreendimento).

Para os empreendimentos de impacto ambiental regional ou realizados em áreas de interesse ou domínio da União, a competência para licenciar é atribuída ao Instituto de Meio Ambiente e dos Recursos Naturais Renováveis ("IBAMA"). Com exceção dos casos em que o licenciamento ambiental está sujeito à competência do IBAMA, os órgãos estaduais de meio ambiente como o IAP, no Estado do Paraná, a Fundação do Meio Ambiente ("FATMA"), no Estado de Santa Catarina, a Fundação Estadual de Proteção ao Meio Ambiente ("FEPAM"), no Estado do Rio Grande do Sul, o Instituto de Meio Ambiente Pantanal ("IMAP"), no Estado do Mato Grosso do Sul, e a Agência Goiana do Meio Ambiente, no Estado de Goiás, são competentes para a análise das atividades e emissão de licenças ambientais, bem como para a imposição de condições, restrições e medidas de controle e fiscalização pertinentes.

15.01 - PROBLEMAS AMBIENTAIS

O processo de licenciamento ambiental compreende, basicamente, a emissão de três licenças, todas com prazos determinados de validade: licença prévia, licença de instalação e licença de operação. Cada uma dessas licenças é emitida conforme a fase em que se encontra a implantação do empreendimento e a manutenção de sua validade depende do cumprimento das condicionantes que forem estabelecidas pelo órgão ambiental licenciador.

Antes da licitação para obtenção da outorga de concessão para aproveitamento de potenciais hidráulicos, a ANEEL deve providenciar, por meio da EPE, a realização dos estudos ambientais exigidos e a obtenção da respectiva licença prévia para o empreendimento. A ausência de licença ambiental, independentemente da atividade estar ou não causando danos efetivos ao meio ambiente, consiste em crime ambiental além de sujeitar o infrator a penalidades administrativas tais como multas que, no âmbito federal, podem chegar a R$10 milhões (aplicáveis em dobro ou no seu triplo, em caso de reincidência), e interdição de atividades.

As demoras ou indeferimentos, por parte dos órgãos ambientais licenciadores, na emissão ou renovação dessas licenças, assim como a eventual impossibilidade da Companhia de atender às exigências estabelecidas por tais órgãos ambientais no curso do processo de licenciamento ambiental, poderão prejudicar, ou mesmo impedir, conforme o caso, a instalação e a operação dos empreendimentos da Companhia.

Gerenciamento Ambiental

A Companhia possui políticas e planos de gestão para o gerenciamento ambiental de suas usinas hidrelétricas e termelétricas e patrocina pesquisas para minimizar os impactos das suas atividades, controlar a emissão e deposição de resíduos, preservar os recursos naturais, recuperar áreas ou ecossistemas degradados e proporcionar benefícios às populações que vivem nas áreas de influência das suas usinas. A educação ambiental é uma aliada permanente dos projetos da Companhia, que também participa dos comitês de bacias hidrográficas formados nas suas áreas de atuação.

Nas suas usinas termelétricas, a Companhia adota um grande conjunto de atividades de monitoramento da qualidade do ar e das águas, bem como procedimentos técnicos de controle de emissões, como o sistema de retenção de partículas suspensas, por meio de precipitadores eletrostáticos, controle de enxofre no combustível para evitar a formação de dióxido de enxofre, o reaproveitamento de resíduos (100,0% das cinzas leves resultantes da combustão do carvão nas usinas termelétricas da Companhia é utilizado na produção de cimento) e o depósito de cinzas pesadas em aterros, em áreas de mineração, ou de depósitos de rejeitos do beneficiamento de carvão para auxiliar na recuperação ambiental dessas áreas.

No caso da produção de energia hidrelétrica, a Companhia possui vários programas ambientais, os quais incluem, dentre outras iniciativas, o monitoramento da qualidade das águas superficiais e sub-superficiais, ictiofauna (monitoramento e pesquisa), controle de macrófitas, taludes marginais, climatologia, recuperação e formação da faixa ciliar e a vigilância ambiental e patrimonial do entorno dos reservatórios artificiais.

A companhia não é signatária de nenhum acordo, tratado ou compromisso de condutas de proteção ambiental internacional. No entanto, a Companhia adota determinações do Grupo Suez com relação à referidas condutas.

15.01 - PROBLEMAS AMBIENTAIS

Licenciamento Ambiental

A Companhia possui todas as licenças ambientais exigidas pelos órgãos regulamentares estaduais e federais competentes para licenciar as atividades desempenhadas no âmbito do seu Parque Gerador, sejam aquelas relacionadas à geração hidrelétrica quanto à geração termelétrica.

O quadro abaixo traz informações relativas ao licenciamento ambiental do Parque Gerador da Companhia:

		Situação do Licenciamento Ambiental* Usinas Termelétricas
UTE Jorge Lacerda A, B e C	em operação	LAO FATMA 086/2004, de 07/05/2004 (UTLA), 088/2004, de 07/05/2004 (UTLB), e 087/2004, de 12/05/2004 (UTLC), com validade pelo período de 36 meses (até 06/05/2007, para UTLA e UTLB, e 11/05/2007, para a UTLC). Renovação da LO requerida em dezembro/2006 (CE DGT 0263, 0264 e 0265, de 07/12/2006).
UTE Alegrete	em operação	LO 3696/2005-DL FEPAM, de 28/07/2005, com validade até 14/12/2008.
UTE Charqueadas	em operação	LO 7334/2003-DL FEPAM, de 24/11/2003, com validade até 23/08/2005. Incluída na LI 058/2004-DL FEPAM, de 19/01/2004, referente a UTE Jacuí. Renovação da LO requerida em abril/2005 (CE UTCH 004/2005, de 20/04/2005). Portaria DRH nº 178/2007 (Departamento de Recursos Hídricos da Sec do Meio Ambiente-RS), de 05/02/2007 - Autorização para captação de água superficial no Rio Jacuí, para a UTCH.
UTE William Arjona (4 e 5)	em operação	LO IMAP n.º 265/2002, de 21/11/2002 com validade pelo período de 4 anos (até 20/11/2006). Renovação da LO requerida em julho/2006 (CE DP-0046/2006, de 20/07/2006).
UTE William Arjona (1, 2 e 3)	em operação	LO IMAP n.º 057/2005, de 07/12/2005 com validade pelo período de 5 anos (até 07/12/2010).
Unidade de Co-geração Lages	em operação	LAO FATMA CODAM-PS/014/2006, de 13/01/2006, com validade por 36 meses (até 13/01/2009), para UCLA. LAO FATMA CODAM-PS/026/2006, de 13/01/2006, com validade por 36 meses (até 13/01/2009), para Caldeira de Reserva (Backup). LAO FATMA CPS 091/2004, de 10/08/2004, com validade pelo período de 36 meses (até 09/08/2007), para a Captação, Adução e Tratamento de Água para Abastecimento Industrial. LAP FATMA nº 091/2006 CPS, de 21/12/2006, para Poço Tubular Profundo para Captação de Água para a UCLA.

15.01 - PROBLEMAS AMBIENTAIS

Situação do Licenciamento Ambiental
Usinas Hidrelétricas

UHE Salto Osório	em operação	LO 08315 IAP, de 21/12/2001, com validade até 21/12/2003. Requerida renovação da LO (CE DP 0063/2003, de 22/10/2003). Realizada, em 27/04/2005, Consulta Pública referente ao Plano de Uso e Ocupação das Águas e Entorno do Reservatório. LP 12388 IAP, de 18/10/2006, com validade até 18/10/2007, para Estação de Tratamento de Esgoto Sanitário da Vila Residencial da UHSO.
UHE Passo Fundo	em operação	LO 5853/2003-DL FEPAM, de 31/10/2003, com validade até 17/08/2007.
UHE Itá	em operação	Renovação LO IBAMA n.º 68/99, de 01/09/2004, com validade pelo período de 4 anos (até 31/08/2008).
UHE Salto Santiago	em operação	LO 04952 IAP, de 21/12/2001, com validade até 21/12/2003. Requerida renovação da LO (CE DP 0063/2003, de 22/10/2003). Realizada, em 28/04/2005, Consulta Pública referente ao Plano de Uso e Ocupação das Águas e Entorno do Reservatório.
UHE Machadinho	em operação	LO 160/2001 IBAMA de 28/08/2001, com validade pelo período de 4 anos (até 27/08/2005). Requerida renovação da LO (Correspondência Consórcio Machadinho G05-N-0060, de 25/04/2005). Entrega do Plano de Conservação Ambiental e Usos da Água e do Entorno do Reservatório em 13/01/2006 (CE DP-0001/2006).
LT 500 kV (UHE Machadinho)	em operação	LAO FATMA nº 1027/2005 de 20/12/2005, com validade pelo período de 96 meses (até 20/12/2013), para a LT 500 kV UHE Machadinho - LT 500kV Itá-Campos Novos.
UHE Cana Brava	em operação	LF GUS n.º 212/2005, de 04/02/2005, da Agência Ambiental de Goiás, com validade de 09/01/2004 a 09/01/2008.
LT 230kV (UHE Cana Brava)	em operação	LF GUS n.º 239/2005, de 17/02/2005, da Agência Ambiental de Goiás, com validade de 05/02/2005 a 05/02/2009, para a LT 230kV UHE Cana Brava - UHE Serra da Mesa.

Política de Meio Ambiente

As ações e atividades da Companhia são pautadas por uma política de meio ambiente adotada a partir de janeiro de 2001, cujas principais diretrizes seguem descritas abaixo:

Comprometimento. Para a Companhia, o respeito ao meio ambiente é componente fundamental de sua identidade e de seus valores.

Compreensão. A Companhia elabora estudos dos impactos de suas atividades ao meio ambiente com a finalidade de garantir eficiência na geração energética, preservação dos recursos naturais e controle dos riscos ambientais, atuando, primordialmente, de forma preventiva.

Capacitação Técnica. A Companhia desenvolve programas de pesquisa e desenvolvimento objetivando a melhoria contínua dos seus processos, cumprindo as exigências de seus clientes, da sociedade e da evolução da legislação ambiental.

15.01 - PROBLEMAS AMBIENTAIS

Compartilhar. A Companhia acredita na importância de divulgar seus objetivos e resultados ambientais a colaboradores, clientes, acionistas, associados e órgãos de meio ambiente, mantendo um diálogo aberto com a opinião pública.

Sistemas de Gestão de Qualidade e Meio Ambiente

Em novembro de 2006, todas as 13 usinas que a Tractebel Energia opera, quais sejam: as Usinas Hidrelétricas Itá, Salto Osório, Salto Santiago, Passo Fundo, Machadinho e Cana Brava, o Complexo Termelétrico Jorge Lacerda, as usinas termelétricas Charqueadas, Alegrete e William Arjona, bem como a Unidade de Cogeração Lages obtiveram a certificação NBR-ISO 9001 (de qualidade) e 14001 (meio ambiente), pelo *Bureau Veritas Quality International* - BVQI.

Acidentes Ambientais

Não foram registrados acidentes ambientais na Companhia nos últimos 6 anos.

Relacionamento com a Comunidade e com o Meio Ambiente

Os contratos de concessão das usinas que a Tractebel Energia opera são de até 35 anos e, portanto, a Companhia considera vital manter investimentos de longo prazo também no relacionamento com as comunidades locais e na preservação do meio ambiente em que está inserida.

Produção de Energia Sustentável

As diretrizes que norteiam os planos de gestão ambiental da Companhia e a fazem atuar sob os princípios do desenvolvimento sustentável estão em seu Código do Meio Ambiente, disponível no site www.tractebelenergia.com.br, que prevê o cumprimento das exigências dos órgãos ambientais, bem como a interação com as comunidades que vivem sob a influência das usinas, cooperando com a melhoria da sua qualidade de vida. Tais diretrizes estão alinhadas às de sua controladora, a SUEZ, que estabelece rigorosas metas ambientais.

Todas as usinas estão regularizadas junto aos órgãos licenciadores ambientais e suas atividades são desenvolvidas de forma a buscar a melhoria contínua de todos os seus processos.

Programas Ambientais nas Usinas

Usinas Hidrelétricas

Nas UHEs, a Companhia concentra suas preocupações no uso e preservação dos reservatórios. A qualidade da água do reservatório e a preservação da área em volta do lago são asseguradas por meio de constantes avaliações, com o monitoramento ambiental e patrimonial feitos por profissionais devidamente treinados e por meio de convênio com órgãos de fiscalização, como a Polícia Ambiental.

15.01 - PROBLEMAS AMBIENTAIS

Todas as usinas hidrelétricas do Parque Gerador da Companhia possuíam programas ambientais relacionados à qualidade das águas/limnologia, ictiofauna, climatologia, vigilância ambiental e patrimonial, planos de uso das águas, ilhas e entorno dos reservatórios, dentre outros, além de projetos de pesquisa e desenvolvimento. Tais programas ambientais são desenvolvidos em conjunto com entidades das regiões onde se localizam as respectivas usinas, como a Universidade Federal de Santa Catarina, que atua nos programa relacionados aos reservatórios do Rio Uruguai, e a Universidade do Oeste do Paraná, atuando nos programas relativos às usinas do Rio Iguaçu.

A Companhia mantém, ainda, hortos florestais destinados à produção de mudas de espécies nativas para reflorestamento e recuperação das áreas degradadas e nos últimos 3 anos já promoveu o plantio e distribuição de mais de 300 mil mudas de espécies nativas, nas regiões de influência das usinas.

Usinas Termelétricas

Em relação à produção termelétrica, a Companhia concentra suas atenções na qualidade do ar e das águas, e no uso das cinzas que resultam da queima do carvão, adotando mais dez itens de monitoramento constante.

Todas as UTEs da Companhia possuem equipamentos de retenção de partículas em suas chaminés e utilizam combustíveis (carvão e óleo) com menor teor de enxofre, reduzindo as emissões de dióxido de enxofre na atmosfera. Como exemplo, pode-se citar a eficiência dos precipitadores eletrostáticos do Complexo Termelétrico Jorge Lacerda e da UTE Charqueadas, que permitem o controle de quase 100,0% da poluição. Quanto aos resíduos sólidos, 100,0% das cinzas leves são comercializadas com a indústria cimenteira e as pesadas encaminhadas às minas de carvão.

Para evitar a poluição das águas, as UTEs da Companhia possuem (i) sistema de tratamento de efluentes líquidos que operam em regime fechado, prevenindo o lançamento de efluentes nos rios da região onde estão situadas e (ii) áreas de estocagem de combustível com bacias de retenção para o caso de qualquer acidente com vazamentos.

A Companhia realiza monitoramento ambiental contínuo, verificando a qualidade da água e do ar. Os resultados deste monitoramento são encaminhados aos órgãos ambientais responsáveis pelo licenciamento e fiscalização das usinas e outros órgãos e entidades locais (prefeituras, câmaras de vereadores e outros).

Projeto de Mecanismo de Desenvolvimento Limpo – Unidade de Co-geração Lages

A planta de co-geração do Projeto Lages, localizada na cidade de Lages, Estado de Santa Catarina, Brasil, possui economia baseada na indústria madeireira, que utiliza madeira proveniente de florestas plantadas. O Projeto Lajes se encontra em operação desde dezembro de 2003, sob comando da Lages Bioenergética Ltda., uma sociedade de propósito específico totalmente controlada pela Tractebel Energia, criada especialmente para construir, operar e manter o Projeto Lages.

15.01 - PROBLEMAS AMBIENTAIS

O Projeto vende eletricidade para a companhia de distribuição local e para clientes industriais, também conhecidos como consumidores livres. O vapor produzido na planta é fornecido para duas das maiores indústrias madeireiras da região, chamadas Battistella e Sofia. Este vapor é usado principalmente na secagem de madeira, sendo que no mínimo 60,0% do mesmo retorna para a planta de Lages na forma de vapor condensado.

O Projeto Lages tem como objetivo evitar as emissões de metano provenientes da decomposição anaeróbica de pilhas de resíduos de madeira (decomposição da biomassa) por meio da combustão controlada pelo processo de co-geração, o qual gera simultaneamente eletricidade e energia térmica (vapor) a partir dos resíduos de madeira produzidos em diversas indústrias madeireiras, que de outra forma seriam dispostos de maneira inadequada no ambiente.

Em 23 de abril de 2006, o Projeto Lages foi oficialmente registrado junto ao Comitê Executivo da Convenção Quadro das Nações Unidas para a Mudança Global do Clima como sendo uma atividade que atende aos requisitos do Mecanismo de Desenvolvimento Limpo ("MDL"), conforme estabelecido pelo Protocolo de Kyoto, e possibilita, portanto, a geração de créditos de carbono para comercialização e negociação pela Lages Bioenergética.

O Projeto prevê a geração de 220.439 RCEs (Reduções Certificadas de Emissões) por ano no período de 10 anos compreendido entre 01 de novembro de 2004 e 31 de outubro de 2014. Em 20 de setembro de 2006, ocorreu a primeira emissão de créditos de carbono no total de 277.768 RCEs geradas no período de 01 de novembro de 2004 à 31 de maio de 2006. Do total emitido, 190.000 RCEs foram comercializadas em dezembro de 2006 para a empresa japonesa The Chugoku Electric Power. Em janeiro de 2007, foram comercializadas 750.000 RCEs (representando cerca de 40,0% do total de RCEs a serem emitidas futuramente), as quais ainda serão geradas e entregues em parcelas anuais até 2014 para o Prototype Carbon Fund, fundo para a compra de créditos de carbono administrado pelo Banco Mundial.

Iniciativas de Preservação Ambiental

A Tractebel Energia desenvolve uma série de programas de monitoramento ambiental e ações para mitigar ou compensar os impactos decorrentes do uso dos reservatórios das usinas hidrelétricas, em cumprimento à legislação ambiental. A Companhia procura, igualmente, ir além e agir proativamente na sustentabilidade da geração de energia de fonte limpa e renovável. Entre as principais iniciativas realizadas até a presente data estão:

Pesquisa da Ictiofauna e Manejo Pesqueiro

O monitoramento e pesquisa da ictiofauna (peixes) e da qualidade da água dos reservatórios é realizado constantemente e normalmente em parceria com empresas e entidades de pesquisa das regiões de atuação da Tractebel Energia (i.e., locais em que opera usinas hidrelétricas, como no Rio Grande do Sul, Santa Catarina, Paraná e Goiás).

15.01 - PROBLEMAS AMBIENTAIS

A título exemplificativo, desde 1999, por meio de convênio celebrado com o IBAMA/SC, a Companhia promove a reprodução de alevinos de espécies nativas para o repovoamento dos reservatórios das hidrelétricas. Além disso, a Companhia mantém outro convênio com o IBAMA para o repovoamento da bacia do Rio Uruguai (média de 1 milhão de alevinos por ano).

Embora o monitoramento da ictiofauna seja exigência do órgão regulador, o repovoamento dos rios é exemplo de ação voluntária da Companhia em consonância com sua filosofia de respeito ao meio ambiente.

Gerenciamento de Bacias Hidrográficas

A Tractebel Energia participa voluntariamente dos comitês hidrográficos da sua área de concessão: Baixo Jacuí (Charqueadas – RS); Rio Ibicuí (Alegrete – RS); Rio Passo Fundo (Passo Fundo – RS); rios Apuaê e Inhandava (Machadinho – RS); Rio do Peixe (SC) e Rio Jacutinga (Itá – RS); Rio Tubarão e Complexo Lagunar (Jorge Lacerda – SC).

Além disso, a Tractebel Energia é suplente do Conselho Estadual de Recursos Hídricos do Paraná. As discussões nesses comitês são importantes por tratarem de temas como o uso racional dos recursos hídricos e a importância do saneamento básico, dentre outros.

Manejo da Flora

Os impactos sobre a vegetação são compensados com a produção de mudas e o reflorestamento das bordas dos reservatórios. As ações contribuem para a manutenção da biodiversidade e controlam os processos erosivos e de assoreamento, além de proteger e reduzir a contaminação dos recursos hídricos.

As usinas hidrelétricas Passo Fundo, Salto Osório, Itá e o Complexo Termelétrico Jorge Lacerda possuem hortos florestais onde são produzidas mudas da vegetação, as quais são utilizadas para recompor as bordas dos reservatórios, proteção de mananciais e instalações dos empreendimentos e, também, para doação voluntária. Para o desenvolvimento dessas atividades, a capacidade produtiva desses hortos é complementada com a produção de viveiros parceiros.

A doação voluntária de mudas de árvores frutíferas e ornamentais é geralmente feita para órgãos públicos e Organizações Não-Governamentais (ONGs) nas áreas das usinas. Em 2006, foram plantadas 108 mil mudas e doadas 54 mil.

Manejo de Parque

A Tractebel Energia iniciou, em conjunto com a FATMA/SC a implementação do projeto de infra-estrutura relacionado ao Plano de Manejo para o Parque Fritz Plaumann. O parque, que é uma compensação ambiental situada em Santa Catarina pela construção da Usina Hidrelétrica Ita, possui 741 hectares e está localizado no município de Concórdia e sua cobertura vegetal está ameaçada por causa da ação indiscriminada das atividades agrícola, pecuária e madeireira.

15.01 - PROBLEMAS AMBIENTAIS

Fiscalização e Administração do Entorno

O Plano de Uso e Ocupação do Lago e Entorno dos Reservatórios estabelece diretrizes e normas de atuação nas faixas de terras periféricas, as quais em sua maioria são áreas de preservação permanentes (APPs). O objetivo é regularizar o uso e a ocupação da água e do entorno dos reservatórios, combatendo o uso ilegal e impróprio.

Para garantir o cumprimento dos instrumentos normativos, todo reservatório conta com uma equipe de vigilância ambiental e sócio-patrimonial. No mínimo uma vez ao mês, essa equipe percorre toda a área para detectar se há algum problema ambiental ou invasão territorial. Os casos que envolvem questões patrimoniais são encaminhados à área jurídica da Companhia, após notificação extrajudicial ao invasor. No caso de ocorrências ambientais, o problema é encaminhado à Polícia Ambiental da região.

Controle da Poluição

A Tractebel Energia busca cada vez mais encontrar maneiras de impactar da menor forma possível o meio ambiente. Todas as usinas termelétricas possuem equipamentos de retenção de partículas e adquirem combustíveis (carvão e óleo) com menores teores de enxofre, com a finalidade de reduzir as emissões de dióxido de enxofre na atmosfera.

Nas usinas térmicas, também é feito o monitoramento de emissões atmosféricas e qualidade do ar (SO_2 - dióxido de enxofre, NOx – óxidos de nitrogênio, MP – material particulado) e relatórios periódicos são divulgados para as agências ambientais, prefeituras, câmaras de vereadores e promotorias públicas das cidades onde se localizam as plantas. A medida faz parte da política de transparência da Tractebel Energia.

É importante ressaltar a eficiência dos precipitadores eletrostáticos das usinas movidas a carvão mineral, que permitem o abatimento de no mínimo 98,0% da poluição emitida. Para evitar a poluição das águas, as termelétricas possuem sistemas de efluentes líquidos que operam em regime fechado, prevenindo o lançamento de efluentes nos rios da região. O monitoramento ambiental também verifica a qualidade da água dos rios do entorno.

Disposição de Resíduos

A produção de cinzas como principal resíduo sólido das termelétricas a carvão mineral requisitou o aprimoramento da destinação sustentada desse material. São dois os tipos de cinza produzidos: leve e pesado. Ao ser colocado na fornalha, o carvão entra em combustão espontânea, gerando, nesse processo, 43,0% de cinzas. O tipo leve é arrastado e o tipo pesado permanece no fundo da caldeira.

15.01 - PROBLEMAS AMBIENTAIS

A cinza leve é pozolânica e é vendida à indústria cimenteira como insumo do cimento pozolânico, substituindo o calcário na sua composição. Já as cinzas pesadas, como as geradas no Complexo Jorge Lacerda, são usadas na recuperação de depósitos de rejeitos de carvão ou na recuperação de solo que receberá mudas de reflorestamento. Por ter pH alto, esse tipo de cinza atua como neutralizador da acidez do solo. Cumpre notar que as cinzas pesadas têm sido empregadas em áreas degradadas de propriedades de terceiros de Capivari de Baixo, no Estado de Santa Catarina. Além disso, parte das cinzas de fundo de caldeira de Chārqueadas voltam à cava da mina de onde foi tirado o carvão mineral e parte são utilizadas na recuperação de área degradada.

A Tractebel Energia doou 380 mil m^3 de cinzas pesadas para a duplicação da BR 101, no trecho próximo ao Complexo Jorge Lacerda. Elas serão usadas como base para a pavimentação asfáltica da rodovia. Os esforços da companhia em encontrar alternativas sustentáveis para a destinação das cinzas pesadas foram reconhecidos pela comunidade.

Reciclagem e Processamento de Resíduos

Todas as 13 usinas da Tractebel Energia fazem triagem dos resíduos produzidos e encaminhamento dos mesmos para reciclagem. Os resíduos perigosos, que são combustíveis (borras de tanque, tintas, etc.), são encaminhados para o co-processamento e são geralmente empregados como combustíveis no processamento da indústria de cimento. Já o óleo usado vai para o re-refino. Através do processo industrial, o óleo usado é transformado em óleo básico, principal matéria-prima da fabricação do lubrificante acabado.

Educação Ambiental

A Tractebel Energia procura estimular a educação ambiental abrindo suas usinas à visitação de estudantes e demais interessados. As visitas possuem caráter informativo (no tocante aos processos produtivos de energia e a importância do uso racional dos recursos naturais), além de servirem como canal de divulgação das ações ambientais da Companhia.

Em 2005, a Usina Hidrelétrica Itá, por exemplo, atendeu a aproximadamente 34 mil visitantes, e o Complexo Termelétrico Jorge Lacerda, em torno de 7,5 mil. Já a Usina Hidrelétrica Machadinho recebeu 1.400 visitantes a partir dos roteiros turísticos fomentado pelos hotéis da região e pelo Centro de Informações Turísticas da Prefeitura Municipal de Piratuba, em Santa Catarina. Outros 500 estudantes também conheceram as instalações da usina no período.

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

16.01 - AÇÕES JUDICIAIS COM VALOR SUPERIOR A 5% DO PATRIMÔNIO LÍQUIDO OU DO LUCRO LÍQUIDO

1 - ITEM	2 - DESCRIÇÃO	3 - % PATRIM. LÍQUIDO	4 - % LUCRO LÍQUIDO	5 - PROVISÃO	6 - VL.PROVISIONADO (Reais Mil)	7 - VL. TOTAL AÇÕES (Reais Mil)
8 - OBSERVAÇÃO						
01	TRABALHISTA	0,00	0,00		0	0
02	FISCAL/TRIBUTÁRIA	6,74	19,04	SIM	35.697	186.433
1) Mandado de segurança contra o Delegado da Receita Federal em Florianópolis, por entender que a Instrução Normativa SRF nº 468/2004 invadiu a competência do Poder Legislativo, ao dar novo conceito ao termo "preço predeterminado", previsto no art. 10 da Lei 10.833/03. A Companhia entende que a acepção do referido termo já está consagrada no Sistema Tributário Nacional e vem sendo usado desde do Decreto-lei nº 1.598/1977, o que na opinião da Companhia e de seus consultores jurídicos implica em ser a referida Instrução Normativa ilegal. 2) Ações previdenciárias relativas ao Adicional de Seguro de Acidente de Trabalho para custeio de aposentadoria especial e notificação de cobrança da contribuição previdenciária sobre parcelas indenizatórias. Os números apresentados representam valores consolidados. A provisão, líquida dos depósitos judiciais relacionados, é de R$ 22.075.						
03	OUTRAS	3,26	9,19	SIM	42.491	90.017
Os litígios mais relevantes referem-se a rescisões contratuais com fornecedores, ações indenizatórias por danos materiais, danos ambientais, pedidos de reassentamento individual ou concessão de carta de crédito referentes a áreas do entorno das Usinas, especialmente da Usina Hidrelétrica de Itá - UHE ITÁ e Usina Hidrelétrica Cana Brava - UHE Cana Brava e ações referentes a doenças ocupacionais e acidente de trabalho. Os números apresentados representam valores consolidados.						

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

A Companhia possui contratos com suas controladas, conforme a seguir especificados:

Itá Energética S. A. – ITASA

Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica ITÁ, celebrado pela Companhia, no âmbito do Consórcio Itá, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

Contrato de Compra e Venda de Energia Elétrica, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do Dólar acrescido da inflação norte americana.

Contrato de Compra e Venda de Energia Elétrica, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

Companhia Energética Meridional – CEM

Contrato com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, no montante anual de 2.395.903 MWh. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Operação e Manutenção da UHE Cana Brava, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

Lages Bioenergética Ltda.

Contrato com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da Lages não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, com o objetivo de regular a compra, pela controlada, de até 26 MW médios mensais de energia elétrica de propriedade da Companhia, com vigência até 31.03.2017.

Contrato de Operação e Manutenção da Unidade de Co-geração Lages, com término em 31.03.2012, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento. O valor contratual é reajustado anualmente com base na variação da remuneração definida em Acordo Coletivo de Trabalho dos empregados da Companhia.

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

Tractebel Energia Comercializadora Ltda.

Contrato com vigência por prazo indeterminado, que tem por finalidade a prestação, pela Companhia, dos serviços de gerenciamento, planejamento, controle e administração econômica, contábil, fiscal, jurídica e financeira da controlada. O valor contratual é reajustado no menor período legalmente permitido (atualmente, período anual), pela variação do IGP-M.

Os valores reconhecidos pela Companhia, em contas patrimoniais e de resultado estão abaixo indicados:

	R$ Mil						
	31.03.2007						31.12.2006
	SESA (*)	CEM	ITASA	LAGES	TBLC	Total	Total
Ativo							
Contas a receber	-	181	1.356	619	24.068	**26.224**	**17.732**
Dividendos a receber de controladas	-	83.806	3.286	15.929	-	**103.021**	**103.021**
Passivo							
Fornecedores de energia	-	31.077	10.541	-	-	**41.618**	**42.068**
Dividendos e juros sobre o capital próprio	327.989	-	-	-	-	**327.989**	**327.989**

	R$ Mil						
	31.03.2007						31.03.2006
	DELTA	CEM	ITASA	LAGES	TBLC	Total	Total
Resultado							
Receita operacional							
Suprimento de Energia	-	-	-	1.380	55.221	**56.601**	**25.954**
Receitas de serviços							
Administração	-	168	-	27	-	**195**	**135**
Operação e manutenção	-	436	2.455	368	-	**3.259**	**3.246**
Custo de Energia Elétrica e Serviços							
Compra energia	-	67.549	28.755	-	-	**96.304**	**93.843**
Outros	-	-		6	-	**6**	**3**
Resultado de Participações Societárias	(12)	21.435	5.817	2.060	22.961	**52.261**	**20.471**

(*) Suez Energy South America Participações Ltda.
(**) Tractebel Energia Comercializadora Ltda

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

CONTRATOS CELEBRADOS COM PARTES RELACIONADAS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida apresentada nas Demonstrações Contábeis consolidadas da Companhia, em 31.03.2007 é de R$ 238.548 (R$ 243.059 em 31.12.2006).

Companhia Energética Meridional - CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações e no Contrato de Financiamento Mediante Abertura de Crédito, celebrados entre a controlada CEM e o BNDES. Como interveniente, a Companhia assumiu as obrigações em relação aos contratos:

- garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;
- ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.03.2007 totaliza R$ 179.070 (R$ 180.511 em 31.12.2006).

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 31.03.2007 totaliza R$ 36.827 (R$ 38.585 em 31.12.2006).

A Lages Bioenergética, para assegurar o pagamento das obrigações decorrentes do contrato acima citado, cedeu em garantia os recebíveis decorrentes da comercialização da energia elétrica proveniente da Unidade de Cogeração.

18.01 - ESTATUTO SOCIAL

CAPÍTULO I
Da Denominação, Organização, Sede, Duração e Objeto

Art. 1.º - A TRACTEBEL ENERGIA S.A. é uma sociedade anônima que se rege pelo presente Estatuto, pela Lei nº 6.404, de 15 de dezembro de 1976 ("Lei das Sociedades por Ações") e pelas demais Leis e Regulamentos que lhe forem aplicáveis.

Parágrafo único – A Companhia, seus acionistas, administradores e membros do Conselho Fiscal estão sujeitos às disposições do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA ("Novo Mercado").

Art. 2.º - A Companhia tem sede e foro na cidade de Florianópolis, Santa Catarina, na Rua Antônio Dib Mussi, 366, Centro, podendo criar sucursais, filiais, agências e escritórios no País e no exterior.

Art. 3.º - A Companhia tem prazo de duração indeterminado.

Art. 4.º - A Companhia tem por objeto social:

I - realizar estudos, projetos, construção e operação de usinas produtoras de energia elétrica, bem como a celebração de atos de comércio decorrentes dessas atividades;

II - participar de pesquisas de interesse do setor energético, ligadas à geração e distribuição de energia elétrica, bem como de estudos de aproveitamento de reservatório para fins múltiplos;

III - contribuir para a formação de pessoal técnico necessário ao setor de energia elétrica, bem como para a preparação de operários qualificados, através de cursos especializados;

IV - participar de entidades destinadas à coordenação operacional de sistemas elétricos interligados;

V - participar de associações ou organizações de caráter técnico, científico e empresarial de âmbito regional, nacional ou internacional, de interesse para o setor de energia elétrica;

VI - colaborar para a preservação do meio ambiente no exercício de suas atividades;

VII - colaborar com os programas relacionados com a promoção e incentivo à indústria nacional de materiais e equipamentos destinados ao setor de energia elétrica, bem como para sua normalização técnica, padronização e controle de qualidade; e

VIII - participar, como sócio, quotista ou acionista, de outras sociedades no setor de energia.

18.01 - ESTATUTO SOCIAL

CAPÍTULO II
Do Capital e das Ações

Art. 5º - O Capital Social subscrito da Companhia é de R$ 2.445.766.091,90 (dois bilhões, quatrocentos e quarenta e cinco milhões, setecentos e sessenta e seis mil, noventa e um reais e noventa centavos) dividido em 652.742.192 (seiscentas e cinqüenta e duas milhões, setecentas e quarenta e duas mil, cento e noventa e duas) ações, todas ordinárias, nominativas e sem valor nominal.

§ 1º - As ações de emissão da Companhia poderão ser mantidas em contas de depósito em nome dos respectivos titulares, sob o regime escritural, sem emissão de certificados, em instituição financeira designada pelo Conselho de Administração.

§ 2º - Sempre que houver transferência de propriedade de ações, a instituição financeira depositária poderá cobrar, do acionista alienante, o custo concernente ao serviço de tal transferência, observados os limites máximos fixados pela Comissão de Valores Mobiliários - CVM.

§ 3º - É vedado à Companhia emitir ações preferenciais ou partes beneficiárias.

Art. 6.º - A Companhia poderá emitir debêntures simples ou conversíveis em ações.

Art. 7.º - Os aumentos de capital da Companhia serão realizados mediante subscrição pública ou particular de ações, por conversão de debêntures ou incorporação de reservas, capitalizando-se os recursos através das modalidades admitidas em lei, e a integralização das ações obedecerá às normas e condições estabelecidas pelo seu Conselho de Administração.

Parágrafo único - O acionista que não fizer o pagamento de acordo com as normas e condições a que se refere o presente artigo, ficará, de pleno direito, constituído em mora, aplicando-se atualização monetária, juros de 12% (doze por cento) ao ano e multa de 10% (dez por cento) sobre o valor da prestação vencida.

Art. 8º - A Companhia está autorizada a, por deliberação do Conselho de Administração, independentemente de reforma estatutária, aumentar o seu capital social até o limite de R$ 5.000.000.000,00 (cinco bilhões de reais).

§ 1.º - Além das outras condições referentes à emissão de novas ações, caberá ao Conselho de Administração determinar o preço de emissão e o prazo de integralização das ações subscritas.

§ 2º - O Conselho de Administração poderá aprovar a emissão de novas ações sem direito de preferência para os antigos acionistas se a colocação for feita mediante venda em bolsa de valores, subscrição pública ou permuta por ações em oferta pública de aquisição de controle.

Art. 9.º - A Companhia poderá emitir títulos unitários ou múltiplos de ações. Os grupamentos ou desdobramentos serão feitos a pedido do acionista correndo por sua conta as despesas com a substituição dos títulos.

Parágrafo único - Os serviços de conversão, transferência e desdobramento de ações poderão ser transitoriamente suspensos, observadas as normas e limitações estabelecidas na legislação em vigor.

CAPÍTULO III
Das Assembléias Gerais

Art. 10 - A Assembléia Geral Ordinária realizar-se-á dentro dos 4 (quatro) primeiros meses seguintes ao término do exercício social, em dia e hora previamente fixados, para:

I - tomar as contas dos administradores, examinar, discutir e votar as demonstrações financeiras;

II - deliberar sobre a destinação do Lucro Líquido do exercício e a distribuição de dividendos; e

III - eleger os membros do Conselho Fiscal e, quando for o caso, os membros do Conselho de Administração.

Art. 11 - A Assembléia Geral reunir-se-á extraordinariamente, sempre que necessário, observadas, em sua convocação, instalação e deliberações, as prescrições legais e estatutárias pertinentes.

Art. 12 - A mesa que dirigirá os trabalhos da Assembléia Geral será constituída pelo Presidente do Conselho de Administração ou, na sua ausência ou impedimento, por quem a assembléia escolher, e por um secretário, escolhido dentre os presentes.

Art. 13 - O Edital de Convocação poderá condicionar a presença do acionista na Assembléia Geral ao cumprimento dos requisitos previstos em lei, devendo, para tanto, apresentar documento que comprove sua qualidade de acionista, podendo o depósito de tais documentos ser exigido com 72 (setenta e duas) horas de antecedência do dia marcado para a realização da Assembléia.

Parágrafo único - Além das matérias que são de sua competência previstas em lei e no presente Estatuto, competirá também à Assembléia Geral Extraordinária aprovar:

I - a saída do Novo Mercado;

II - a escolha da instituição ou empresa especializada responsável pela determinação do valor econômico da Companhia para fins das ofertas públicas previstas nos Capítulos XI e XII deste Estatuto, dentre as empresas apontadas pelo Conselho de Administração; e

III – planos para outorga de opção de compra de ações a administradores e empregados da Companhia e de outras sociedades que sejam controladas direta ou indiretamente pela Companhia, sem direito de preferência dos acionistas.

CAPÍTULO IV
Da Administração

Art. 14 - A Companhia será administrada por um Conselho de Administração e uma Diretoria Executiva.

Art. 15 - A Assembléia Geral fixará a remuneração dos administradores. Se a remuneração for estabelecida de forma global, o Conselho de Administração deverá deliberar sobre o seu rateio entre os seus membros e os Diretores.

CAPÍTULO V
Do Conselho de Administração

Art. 16 - O Conselho de Administração será composto de no mínimo 5 (cinco) e no máximo 9 (nove) membros efetivos e igual número de suplentes, sendo, dentre os titulares, um o Presidente do Conselho e outro o Vice-Presidente, escolhidos pelos acionistas, na forma da lei, com mandato unificado de 2 (dois) anos, permitida a reeleição.

§ 1º - Um dos membros do Conselho de Administração, e seu respectivo suplente, serão eleitos pelos empregados em votação direta organizada pela Companhia, devendo os nomes serem homologados pelos acionistas em Assembléia Geral.

§ 2º - Em ocorrendo a vacância no Conselho de Administração, o substituto será o respectivo conselheiro suplente. Em ocorrendo a vacância do conselheiro titular e de seu suplente, o substituto será nomeado pelos Conselheiros remanescentes e servirá até a próxima Assembléia Geral. No caso de ocorrer vacância na maioria dos cargos, a Assembléia Geral será convocada para proceder à nova eleição.

§ 3º - Os membros do Conselho de Administração, e seus respectivos suplentes, serão investidos nos respectivos cargos mediante assinatura de termo de posse, lavrado no livro de atas do Conselho de Administração, bem como do Termo de Anuência dos Administradores previsto no Regulamento de Listagem do Novo Mercado.

§ 4º - Nos termos do Regulamento de Listagem do Novo Mercado, no mínimo 20% (vinte por cento) dos membros do Conselho de Administração, e seus respectivos suplentes, deverão ser conselheiros independentes. A qualificação como conselheiro independente deverá ser declarada na ata da assembléia geral que os eleger.

18.01 - ESTATUTO SOCIAL

Art. 17 - O Conselho de Administração reunir-se-á, de ordinário, trimestralmente e, extraordinariamente, sempre que o interesse da Companhia exigir, mediante convocação na forma deste Estatuto.

Art. 18 - As reuniões do Conselho de Administração serão convocadas pelo seu Presidente ou por membros que representem, no mínimo, 1/3 (um terço) dos seus membros, ficando dispensada a convocação na hipótese de comparecerem todos os membros. O Conselho de Administração deliberará por maioria de votos, cabendo ao seu Presidente, em caso de empate, o voto de qualidade.

Art. 19 - O Conselho de Administração terá as seguintes atribuições:

I - fixar a orientação geral dos negócios da Companhia;

II - eleger e destituir os Diretores e fixar-lhes as atribuições, observado o disposto neste Estatuto;

III - fiscalizar a gestão dos Diretores;

IV - estabelecer limites e alçadas para a representação da Companhia por procuradores;

V - convocar a Assembléia Geral;

VI - manifestar-se sobre o relatório da Administração e as contas da Diretoria;

VII - aprovar o valor global do orçamento anual da Companhia;

VIII - aprovar a celebração de contratos e a assunção de obrigações de valor superior a R$ 20.000.000,00 (vinte milhões de reais);

IX – propor à Assembléia Geral a emissão de debêntures cujas condições não se enquadrem no âmbito de sua competência originária;

X - deliberar sobre a emissão de debêntures simples, não conversíveis em ações e sem garantia real e sobre as condições que, na forma da lei, lhe forem delegadas pela Assembléia Geral;

XI - aprovar a concessão de garantia ou aval a terceiros;

XII - aprovar a alienação ou oneração de bens do ativo permanente da Companhia de valor superior a R$ 20.000.000,00 (vinte milhões de reais);

XIII - deliberar sobre a aquisição e a alienação de ações de emissão da Companhia, fixando-lhes preço e condições;

18.01 - ESTATUTO SOCIAL

XIV - deliberar sobre a emissão de novas ações, o preço de emissão e as demais condições de tais emissões, observado o que dispuser este Estatuto;

XV - declarar, nos casos previstos neste Estatuto, dividendos intercalares à conta de lucro apurado em balanço semestral ou, em períodos menores, e dividendos intermediários à conta de lucros acumulados ou de reserva de lucros, bem como o crédito ou pagamento de juros sobre o capital próprio;

XVI - deliberar sobre a emissão de notas promissórias comerciais (commercial papers), bem como a emissão de bônus de subscrição;

XVII – definir lista tríplice de empresas especializadas para determinação do valor econômico da Companhia para fins das ofertas públicas previstas nos Capítulos XI e XII deste Estatuto;

XVIII - escolher e destituir os auditores independentes;

XIX - aprovar o Regulamento Interno da Companhia; e

XX - deliberar sobre os casos omissos no Estatuto.

Art. 20 - Nas suas ausências ou impedimentos, o Presidente do Conselho será substituído pelo seu suplente e, na ausência deste, pelo Vice-Presidente.

CAPÍTULO VI
Da Diretoria Executiva

Art. 21 - A Diretoria Executiva da Companhia será composta de 7 (sete) membros eleitos pelo Conselho de Administração, com mandato de 3 (três) anos, sendo permitida a reeleição.

§ 1º – As atribuições e poderes dos membros da Diretoria Executiva serão fixados pelo Conselho de Administração, o qual deverá, obrigatoriamente, designar um Diretor Presidente e um Diretor de Relações com Investidores.

§ 2º - Os membros da Diretoria Executiva serão investidos nos respectivos cargos mediante assinatura de termo de posse, lavrado no livro de atas das reuniões da Diretoria Executiva, bem como do Termo de Anuência dos Administradores previsto no Regulamento de listagem do Novo Mercado.

Art. 22 - A Diretoria reunir-se-á, de ordinário, pelo menos uma vez por mês e, extraordinariamente, sempre que o interesse da Companhia o exigir, mediante convocação na forma deste Estatuto.

18.01 - ESTATUTO SOCIAL

Art. 23 - As reuniões da Diretoria Executiva serão convocadas pelo Diretor Presidente ou por 2 (dois) Diretores, ficando dispensada a convocação na hipótese de comparecerem todos os seus membros. A Diretoria Executiva deliberará por maioria de votos, cabendo ao Diretor Presidente, em caso de empate, o voto de qualidade.

Art. 24 - Compete à Diretoria Executiva a direção geral e a representação da Companhia, observado este Estatuto e as diretrizes e atribuições fixadas pelo Conselho de Administração.

§ 1º - No exercício de suas atribuições, cabe à Diretoria Executiva:

I - elaborar as demonstrações financeiras e o relatório da administração, quando for o caso;

II - elaborar o Regulamento Interno da Companhia e submetê-lo à aprovação do Conselho de Administração;

III - elaborar o orçamento anual da Companhia; e

IV - aprovar qualquer revisão do orçamento anual aprovado, observado o valor global aprovado pelo Conselho de Administração.

§ 2º – Ao Diretor-Presidente compete, privativamente:

I – Presidir as reuniões da Diretoria;

II – coordenar e orientar as atividades de todos os demais diretores, nas suas respectivas áreas de competência;

III – atribuir, a qualquer dos diretores, atividades e tarefas especiais, independentemente daquelas que lhes couber ordinariamente; e

IV – zelar pela execução das deliberações do Conselho de Administração e da Diretoria.

Art. 25 - No caso de impedimento temporário, licença ou férias de qualquer Diretor, a Diretoria indicará um Diretor para acumular as suas funções.

Art. 26 - No caso de vacância, a Diretoria designará um Diretor para acumular as funções do cargo vago, até a realização da primeira reunião do Conselho de Administração, quando será preenchido o cargo, pelo prazo que restava ao Diretor substituído.

Art. 27 - A Companhia ficará obrigada pela assinatura conjunta de dois Diretores, observado, no entanto, o disposto nos §§ seguintes.

§ 1.º - Os Diretores poderão nomear procuradores para representarem a Companhia, agindo sempre em conjunto com um diretor ou outro procurador com bastante poderes ou, ainda, agindo isoladamente.

§ 2.º - As procurações da Companhia deverão ser outorgadas por 2 (dois) Diretores e deverão especificar os poderes outorgados e o prazo de duração do mandato, ressalvadas as procurações para representação da Companhia em processos administrativos e judiciais, que poderão ter prazo indeterminado.

CAPÍTULO VII
Do Comitê Estratégico

Art. 28 - A Companhia poderá ter um comitê estratégico, que será um órgão consultivo da administração, com funções de opinar e aconselhar o Conselho de Administração e a Diretoria nos assuntos que lhe sejam submetidos. O Comitê Estratégico será composto de até 7 (sete) membros, acionistas ou não, residentes no País ou não, podendo ser administradores, eleitos pelo Conselho de Administração, que fixará a remuneração de seus membros, e seu funcionamento será regido pelo Regulamento Interno da Companhia.

CAPÍTULO VIII
Do Conselho Fiscal

Art. 29 - O Conselho Fiscal não terá funcionamento permanente, instalando-se somente a pedido dos acionistas, na forma da lei, sendo constituído de 3 (três) a 5 (cinco) membros efetivos e igual número de suplentes, com mandato de 1 (um) ano, podendo ser reeleitos. A Assembléia Geral que vier a eleger o Conselho Fiscal, caberá fixar a respectiva remuneração, observado o mínimo legal.

Parágrafo único - Os membros do Conselho Fiscal serão investidos nos respectivos cargos mediante assinatura de termo de posse, lavrado no livro de atas das reuniões do Conselho Fiscal, bem como do Termo de Anuência dos Membros do Conselho Fiscal previsto no Regulamento de Listagem do Novo Mercado.

CAPÍTULO IX
Do Exercício Social e Demonstrações Financeiras

Art. 30 - O exercício social encerrar-se-á a 31 de dezembro de cada ano e obedecerá, quanto às demonstrações financeiras, o Regulamento de Listagem do Novo Mercado e as disposições legais aplicáveis.

§ 1º - Em cada exercício será obrigatória a distribuição de um dividendo não inferior a 30% (trinta por cento) do lucro líquido, ajustado nos termos da lei, devendo a destinação do resultado integral do exercício ser submetida à deliberação da Assembléia Geral.

§ 2º - A Companhia levantará balanço semestral podendo, o Conselho de Administração, declarar dividendos intercalares com base no mesmo.

§ 3º - A Companhia poderá levantar balanço e distribuir dividendos intercalares em períodos menores, desde que o total dos dividendos pagos em cada semestre do exercício social não exceda o montante das reservas de capital de que trata o §1.º do artigo 182 da Lei nº 6.404, de 15 de dezembro de 1976.

§ 4º - O Conselho de Administração poderá declarar dividendos intermediários, à conta de lucros acumulados ou de reservas de lucros existentes no último balanço anual ou semestral.

§ 5º - A Companhia, mediante deliberação do Conselho de Administração, poderá creditar ou pagar aos acionistas juros remuneratórios sobre o capital próprio, observando, para tanto, a legislação aplicável. As importâncias pagas ou creditadas pela Companhia a título de juros sobre o capital próprio poderão ser imputadas, nos termos da legislação aplicável, ao valor dos dividendos obrigatórios.

Art. 31 - Prescreve em 3 (três) anos a ação para pleitear dividendos, os quais, não reclamados oportunamente, reverterão em benefício da Companhia.

CAPÍTULO X
Da Alienação de Controle

Art. 32 - A alienação do controle da Companhia para terceiros, tanto por meio de uma única operação, como por meio de operações sucessivas, somente poderá ser contratada, sob a condição, suspensiva ou resolutiva, de que o terceiro adquirente se obrigue a efetivar oferta pública de aquisição das demais ações dos outros acionistas da Companhia, de forma a lhes assegurar tratamento igualitário àquele dado ao acionista controlador alienante, e observando-se as condições e prazos previstos na legislação vigente e no Regulamento de Listagem do Novo Mercado.

Parágrafo único – A oferta pública referida no caput deste artigo será exigida, ainda, quando houver cessão onerosa de direitos de subscrição de ações e de outros títulos ou direitos relativos a valores mobiliários conversíveis em ações, que venha a resultar na alienação do controle da Companhia e, em caso de alienação de controle de sociedade que detenha o poder de controle da Companhia, sendo que, neste caso o acionista controlador alienante ficará obrigado a declarar à Bolsa de Valores de São Paulo - BOVESPA o valor atribuído à Companhia nessa alienação e anexar documentação que comprove esse valor.

18.01 - ESTATUTO SOCIAL

Art. 33 – A oferta pública prevista no caput do artigo 32 também aplicar-se-á caso o adquirente do controle já seja acionista da Companhia, e venha, em razão de contrato particular de compra de ações celebrado com o acionista controlador, envolvendo qualquer quantidade de ações, a adquirir seu controle acionário. Nesta hipótese, o adquirente deverá ressarcir os acionistas de quem tenha comprado ações em bolsa nos 6 (seis) meses anteriores à data de alienação do controle acionário, a quem deverá pagar a diferença entre o preço pago ao acionista controlador alienante e o valor pago em bolsa, por ações da Companhia neste período, devidamente atualizado.

Art. 34 - A Companhia não registrará qualquer transferência de ações:

I - para o(s) acionista(s) que vier(em) a deter o poder de controle, enquanto esse(s) acionista(s) não subscrever(em) o Termo de Anuência dos Controladores ao Regulamento do Novo Mercado, bem como o Termo de Anuência ao Regulamento da Câmara de Arbitragem do Mercado;

II - para o nome de acionista que se tornar titular de 5% ou mais das ações representativas do capital da Companhia enquanto esse acionista não subscrever o Termo de Anuência ao Regulamento da Câmara de Arbitragem do Mercado, dispensada a subscrição do referido termo quando a detenção das ações decorrer de participação do acionista em processo de distribuição pública ou de negociação em bolsa de valores.

Parágrafo único - Da mesma forma, nenhum Acordo de Acionistas que disponha sobre o exercício do poder de controle poderá ser registrado na sede da Companhia sem que os seus signatários tenham subscrito os Termos de Anuência referidos no inciso I.

CAPITULO XI
Do Cancelamento de Registro de Companhia Aberta

Art. 35 – Sem prejuízo das disposições legais e regulamentares, o cancelamento de registro da Companhia como companhia aberta perante a Comissão de Valores Mobiliários – CVM deverá ser precedido de oferta pública de aquisição de ações, que deverá ter como preço, no mínimo, obrigatoriamente, o valor da Companhia e de suas ações que vier a ser determinado em laudo de avaliação por empresa especializada, mediante a utilização do valor econômico das ações como critério de apuração, por meio de metodologia reconhecida ou com base em outro critério que venha a ser definido pela Comissão de Valores Mobiliários - CVM. A escolha da empresa especializada dar-se-á na forma do artigo 37 deste Estatuto.

Parágrafo único - Obedecidos os demais termos do Regulamento de Listagem do Novo Mercado, deste Estatuto e da legislação vigente, a oferta pública para cancelamento de registro poderá prever também a permuta por valores mobiliários de outras companhias abertas, a ser aceita a critério do ofertado.

18.01 - ESTATUTO SOCIAL

Art. 36 – Quando for informada ao mercado a decisão de se proceder ao cancelamento de registro de companhia aberta, o ofertante deverá divulgar o valor máximo por ação ou lote de mil ações pelo qual formulará a oferta pública.

§ 1º - A oferta pública ficará condicionada a que o valor apurado no laudo de avaliação a que se refere o Artigo 35 não seja superior ao valor divulgado pelo ofertante nos termos do caput deste artigo.

§ 2º - Caso o valor das ações determinado no laudo de avaliação seja superior ao valor informado pelo ofertante, a decisão de se proceder ao cancelamento do registro de companhia aberta ficará revogada, exceto se o ofertante concordar expressamente em formular a oferta pública pelo valor apurado no laudo de avaliação, devendo o ofertante divulgar ao mercado a decisão que tiver adotado.

Art. 37 – O laudo de avaliação deverá ser elaborado por instituição ou empresa especializada, com experiência comprovada e independência quanto ao poder de decisão da Companhia, seus administradores e/ou acionista controlador, bem como satisfazer os demais requisitos legais.

§ 1º – A escolha da instituição ou empresa especializada é de competência privativa da assembléia geral, a partir da apresentação, pelo Conselho de Administração, de lista tríplice, devendo a respectiva deliberação, não se computando os votos em branco, ser tomada por maioria dos votos das ações em circulação presentes na assembléia que, se instalada em primeira convocação deverá contar com a presença de acionistas que representem, no mínimo, 20% (vinte por cento) do total das ações em circulação ou, se instalada em segunda convocação, poderá contar com a presença de qualquer número de acionistas representantes das ações em circulação.

§ 2º – Os custos incorridos com a elaboração do laudo serão arcados pelo ofertante.

CAPÍTULO XII
Da Saída do Novo Mercado

Art. 38 - Caso os acionistas da Companhia reunidos em Assembléia Geral Extraordinária deliberem a saída da Companhia do Novo Mercado para que os valores mobiliários por ela emitidos passem a ter registro para negociação fora do Novo Mercado, ou caso a saída da Companhia do Novo Mercado venha a ocorrer em virtude de reorganização societária, na qual a companhia resultante dessa reorganização societária não seja admitida para negociação no Novo Mercado, o acionista, ou grupo de acionistas que detiver o poder de controle da Companhia, deverá efetivar uma oferta pública de aquisição de ações pertencentes aos demais acionistas, no mínimo, pelo valor econômico das ações apurado em laudo de avaliação, e respeitadas as normas legais e regulamentares aplicáveis.

Parágrafo único – A oferta pública prevista neste artigo observará, no que for cabível, o disposto nos artigos 35, 36 e 37 acima.

CAPÍTULO XIII
Do Juízo Arbitral

Art. 39 - A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada ou oriunda, em especial, da aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei das Sociedades por Ações, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento de Listagem do Novo Mercado, do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado e do Contrato de Participação do Novo Mercado.

CAPÍTULO XIV
Das Disposições Gerais

Art. 40 - A participação nos lucros ou resultados, desvinculada da remuneração, poderá ser paga aos empregados, após manifestação da Assembléia Geral Ordinária, em consonância com a legislação pertinente.

Alterado e consolidado na 19ª AGE, de 17/04/2007 foi arquivado na Junta Comercial do Estado de Santa Catarina no dia 08/05/2007, sob o nº 20071279288.

20.00 - INFORMAÇÕES SOBRE GOVERNANÇA CORPORATIVA

GOVERNANÇA CORPORATIVA E NOVO MERCADO

As ações da Tractebel Energia são negociadas na Bovespa sob o código TBLE3. A Companhia também possui American Depositary Receipts (ADRs) Nível 1, negociados no Over-The-Counter (OTC), o mercado de balcão norte-americano, sob o código TBLEY, na relação de 1 ADR = 5 ações ordinárias.

No dia 16 de novembro de 2005, as ações da Tractebel Energia passaram a ser negociadas no Novo Mercado da Bolsa de Valores de São Paulo (Bovespa).

Ao longo de seu primeiro ano no Novo Mercado, a Companhia dedicou-se a estreitar o relacionamento com o mercado de capitais, tendo criado ainda em setembro de 2005 o departamento de Relações com Investidores. Entre outras atividades, a Companhia passou a divulgar press releases e realizar teleconferências, ambos voltados à divulgação de resultados trimestrais, além de ter incrementado consideravelmente o número de reuniões com investidores e analistas, inclusive por meio de visitas às usinas.

Seu empenho em se adequar às melhores práticas de governança corporativa permitiu que a Companhia passasse a integrar o Índice de Ações com Governança Corporativa Diferenciada (IGC), o Índice de Ações com Tag Along Diferenciado (Itag) e o Índice de Sustentabilidade Empresarial (ISE), que reúne empresas que se destacam em práticas de responsabilidade corporativa e sustentabilidade. Houve, ainda, aumento do número de analistas cobrindo a Companhia que saltou de oito ao final de 2005 para doze no encerramento de 2006.

Quando a Tractebel Energia adequou seu Estatuto Social às novas regras e procedimentos do Regulamento de Listagem do Novo Mercado, seu Conselho de Administração passou a contar com nove membros titulares, sendo um representante dos empregados e dois conselheiros independentes. Com exceção do titular indicado pelos empregados, todos são eleitos por acionistas em Assembléia Geral.

LEI SARBANES-OXLEY

Adicionalmente às regras do Novo Mercado, a Tractebel Energia procura seguir os regulamentos da lei norte-americana Sarbanes-Oxley, uma vez que está alinhada com as normas de sua controladora, a SUEZ, que é listada na Bolsa de Valores de Nova York (NYSE). A referida lei, cujo objetivo é coibir a conduta antiética e proporcionar mais confiabilidade para as demonstrações financeiras, é regulamentada pela comissão de valores mobiliários dos Estados Unidos (SEC) e exige que a empresa crie um código de ética e adote procedimentos de controles internos, administrativos, de auditoria e de risco, entre outros.

Empresas especializadas realizam auditoria sobre os aspectos sócio-ambientais e econômico-financeiros da Companhia, e esses dados são divulgados em seu site na Internet, bem como em outros veículos próprios. Entre os meios de divulgação das informações corporativas estão: o Relatório da Administração, o Relatório Anual, o jornal externo Boas Novas, o jornal interno Conexão, press releases, boletins eletrônicos de circulação interna e *Intranet* com informações para os empregados.

20.00 - INFORMAÇÕES SOBRE GOVERNANÇA CORPORATIVA

POLÍTICA DE DIVIDENDOS

Historicamente, a Tractebel Energia paga dividendos diferenciados, sendo que o mínimo previsto em seu Estatuto é de 30% do lucro líquido ajustado, percentual superior aos 25% estipulados pela Lei das S.A. Entretanto, existe o compromisso da Diretoria Executiva de pagar dividendos e/ou juros sobre o capital próprio não inferiores a 55% do lucro líquido ajustado, em distribuições semestrais.

O valor total dos proventos creditados aos acionistas em 2006 atingiu R$ 930 milhões, ou seja, 95% do lucro líquido ajustado, sendo R$ 717 milhões sob forma de dividendos e R$ 213 milhões como juros sobre o capital próprio, o que representa um pagamento de aproximadamente R$ 1,43 por ação, uma alta de 6,4% em relação a 2005. Os mesmos 95% foram a base de distribuição dos proventos em 2003, 2004 e 2005.


R$ 1.34
R$ 1.43
R$ 1.13
95%
95%
95%
95%
2003
2004
2005
2006
Dividendo por ação
Pay out
Dividend yield

DIREITOS DOS ACIONISTAS

Cada ação ordinária da Companhia confere ao seu detentor um voto em assembléia geral ordinária ou extraordinária, e o direito de receber dividendos; de participar da distribuição de lucros ou outras distribuições a acionistas; de fiscalizar a administração da Companhia, nos termos do Estatuto Social; de preferência na subscrição de ações, debêntures conversíveis em ações ou bônus de subscrição; e de retirar-se da Companhia nos casos previstos na Lei das S.A. De acordo com o regulamento do Novo Mercado, as ações ordinárias podem ser incluídas em oferta pública de ações, em decorrência da alienação do controle da Companhia, recebendo, no mínimo, 100% do preço pago por ação ordinária do bloco de controle.

20.00 - INFORMAÇÕES SOBRE GOVERNANÇA CORPORATIVA

CLÁUSULA COMPROMISSÓRIA DE ARBITRAGEM

A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada ou oriunda, em especial, da aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei das Sociedades por Ações, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento de Listagem do Novo Mercado, do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado e do Contrato de Participação do Novo Mercado.

PERFORMANCE DAS AÇÕES – TBLE3

No primeiro trimestre de 2007, as ações TBLE3 se mantiveram estáveis, enquanto o Ibovespa, índice que reflete o desempenho de 57 papéis de maior liquidez no mercado, registrou valorização de 0,9% e o IEE, que consolida o desempenho das ações do setor elétrico, valorizou-se 0,2%.

Os papéis da Companhia registraram presença em 100% dos pregões da Bovespa, desde sua adesão ao Novo Mercado, e o volume médio diário de negociação no primeiro trimestre de 2007 foi de R$ 8,6 milhões.


TBLE3 vs. IBOVESPA vs. IEE
(Base 100 – 31/03/2006)
TBLE3 = R$ 18,00
IEE = 14.011
Ibovespa = 45.804
140
130
120
110
100
90
80
70
mar-06
abr-06
mai-06
jun-06
jul-06
ago-06
set-06
out-06
nov-06
dez-06
jan-07
fev-07
mar-07
TBLE3
IEE
Ibovespa

20.01 - DESCRIÇÃO DAS INFORMAÇÕES ALTERADAS

Conforme OFÍCIO/CVM/SRE/SEP/Nº 67/2007, estamos efetuando a reapresentação do formulário IAN – Informações Anuais, do ano de 2006, contemplando todas as exigências efetuadas no ofício em referência.

As informações atualizadas correspondem aos seguintes quadros:

01.02 – Dados da Sede da Empresa;
04.03 – Bonificação/desdobramento;
06.01 – Proventos Distribuídos;
07.03 – Participações em sociedades controladas/coligadas;
09.01 – Breve Histórico da Empresa;
09.02 – Características do Setor de Atuação;
11.01 – Processo de Produção;
11.02 – Processos de Comercialização, Distribuição, Mercados e Exportação;
14.03 – Outras informações consideradas importantes para um melhor entendimento da Companhia;
14.05 – Projetos de Investimento; e
15.01 – Problemas Ambientais.

Adicionalmente informamos que o IAN – 2006 foi apresentado no dia 16.05.2007.

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

Reapresentação por Exigência CVM Nº 67/2007

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

END